Filed by Empatan Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart III Corp

Commission File No. 001-41011

Commission File No. for related Registration Statement: 333-267301

10 January 2023

SECURITY MATTERS LIMITED

First Court Hearing- Scheme of Arrangement

Approval of Scheme Booklet and Convening of Scheme Meeting and

Option Scheme Meeting, 1 February 2023

Further to previous updates to the market, the Directors are pleased to update the market that, on 9 January 2023, the Federal Court made orders, inter alia:

1.	Approving the distribution of a Scheme Booklet to shareholders and optionholders; and

2.	Convening a meeting of shareholders and a separate meeting of optionholders, to vote on and approve respective schemes.

As previously noted, a General Meeting to ratify the proposed Scheme Of Arrangement has been called for 10.00AM Melbourne time, on 1 February 2023.

Timetable

The matter is due to return to court on 23 January 2023 for further orders, and a further hearing to approve the Schemes (if approved by scheme members and at the General Meeting) is set for 6 February 2023.

Notices to shareholders and optionholders are being dispatched today, in accordance with the court’s orders, along with proxy forms.

Annexed to this announcement is a copy of the Scheme Booklet.

—Ends—

This announcement has been approved by release to ASX by the Chief Executive Officer.

For further information, please contact:

Media Enquiries - SMX Melissa Hamilton Media and Capital Partners P: 04 1775 0274 E: Melissa.hamilton@mcpartners.com.au	Corporate Enquiries Eric Dusansky Inflection Partners LLC P: +1 (917) 420 1309 E: eric@inflectionpartnersllc.com

About Lionheart III Corp

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Lionheart III Corp is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: [https://lheartcapital.com/our-companies/lionheart-iii/.]

About Security Matters Limited

Security Matters Ltd (ASX:SMX) has commenced commercializing its innovative patented platform technology service and holds close to 100 patents, in various stages of approval, to permanently and irrevocably “mark” any object either solid, liquid or gas, to give materials memory.

SMX is the leader of Industry 5.0 evolution enabling companies to transform from a linear to circular economy.

Follow us through our social channel	@secmattersltd

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Form F-4”) was filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Form F-4 includes a preliminary proxy statement / prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders and other interested persons to read the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 3313.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, the proxy statement/prospectus, other relevant materials filed with the SEC in connection with the proposed business combination when they become available, and other reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022 and the proxy statement/prospectus filed related to the proposed business combination. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement/prospectus filed related to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Security Matters Ltd | ABN 78626192998 | C/- K&L Gates, Level 25, 525 Collins Street, Melbourne, 3000

Security Matters Limited

ACN 626 192 998

SCHEME BOOKLET

For the recommended Scheme of Arrangement, Option Scheme of Arrangement and Capital Reduction between

Security Matters Limited ACN 626 192 998

and its shareholders and optionholders

in relation to the proposed acquisition by Empatan PLC of all the issued shares in Security Matters Limited

Each Director recommends you VOTE IN FAVOUR of each of the Schemes and the Capital Reduction in the absence of a Superior Proposal.

The Independent Expert has concluded that the Scheme and Option Scheme are each in the best interest of SMX Shareholders and SMX Optionholders.

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU HAVE ANY QUESTIONS IN RELATION TO THE SCHEME BOOKLET OR ANY OF THE SCHEME MEETINGS OR THE GENERAL MEETING PLEASE CONTACT YOUR LEGAL, INVESTMENT OR OTHER PROFESSIONAL ADVISER

Mann Lawyers
Legal Advisers www.Mannlawyers.com.au

Important notices

The Scheme Booklet

This Scheme Booklet sets out details of the Scheme, Option Scheme and Capital Reduction, and constitutes the Explanatory Statement for the Schemes for the purposes of section 412(1) of the Corporations Act. It explains the effect of the Schemes between Security Matters Limited ACN 626 192 998 (SMX or Company) and the SMX Shareholders to be considered at the Scheme Meeting, the Option Scheme Meeting and the General Meeting.

You should read this Scheme Booklet in its entirety before making a decision as to how to vote on the resolutions to be considered at the Scheme Meeting, Option Scheme Meeting and General Meeting. If you are in doubt as to what you should do, you should consult your legal, investment or other professional adviser.

ASIC and ASX

A copy of this Scheme Booklet has been examined and registered by ASIC for the purposes of section 412(6) of the Corporations Act. ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Scheme. If ASIC provides that statement, then it will be produced to the Court at the time of the Second Court Hearing to approve the Scheme and Option Scheme. Neither ASIC nor any of its officers take any responsibility for the contents of this Scheme Booklet.

A copy of this document has been lodged with ASX. Neither ASX nor any of its officers take any responsibility for the contents of this document.

Federal Court Notice

IMPORTANT NOTICE ASSOCIATED WITH COURT ORDER UNDER SECTION 411(1) OF THE CORPORATIONS ACT 2001

The fact that under section 411(1) of the Corporations Act the Court has ordered that a meeting be convened and has approved the explanatory statement required to accompany the notices of the meeting for each of the Scheme Meeting and the Option Scheme Meeting does not mean that the Court:

(a) has formed any view as to the merits of the proposed schemes or as to how SMX Shareholders and SMX Optionholders should vote (on this matter members must reach their own decision); or

(b) has prepared, or is responsible for, the content of the explanatory statement in each of the notices of meeting for the Scheme Meeting and the Option Scheme Meeting.

Notices of Scheme Meeting, Option Scheme Meeting and General Meeting

The Notice of each of the Scheme Meeting, Option Scheme and General Meeting is included in this Scheme Booklet as Annexure I, Annexure J and Annexure K respectively.

In accordance with rule 15.13 of the SMX Constitution, the Scheme Meeting, Option Scheme Meeting and General Meeting will each be held as virtual meetings commencing at 9.00AM on 1 February 2023. There will be no physical meeting where SMX Shareholders and proxies can attend in person. A virtual Scheme Meeting and Option Scheme Meeting has been authorised by the Court at the First Court Hearing.

Notice of Second Court Hearing

On the Second Court Date, the Federal Court of Australia will consider whether to approve the Scheme and Option Scheme following the votes at the Scheme Meeting and Option Scheme Meeting. Any SMX Shareholder or SMX Optionholder may attend the hearing held on the Second Court Date, expected to be held on 6 February 2023 or such other time as is determined by the Court. It is possible that, because of restrictions imposed in response to the COVID-19 pandemic, that hearing will be conducted by remote access technology, including video or telephone conferencing. An SMX Shareholder or SMX Optionholder seeking to view the hearing should review the Federal Court of Australia list (available at https://www.fedcourt.gov.au/court-calendar/daily-court-lists/vic for details of the hearing and how to view it. The Court’s list is usually available by 4.30pm on the the day before the hearing. Any SMX Shareholder or SMX Optionholder who wishes to oppose approval of the Scheme or Option Scheme at the hearing on the Second Court Date may do so by filing with the Court and serving on SMX a notice of appearance in the prescribed form together with any affidavit that the SMX Shareholder or SMX Optionholder proposes to rely on.

Investment decisions

The information contained in this Scheme Booklet does not constitute financial product advice. This Scheme Booklet does not take into account the investment objectives, financial situation or particular needs of individual SMX Shareholders, SMX Optionholders or any other person. Independent financial and taxation advice should be sought before making any decision in relation to each of the Scheme or Option Scheme.

Responsibility statement

Except as provided below, the information in this Scheme Booklet has been prepared by SMX and its directors and is the responsibility of SMX. Neither Empatan PLC (registered number 722009) (Empatan), Lionheart III Corp (Lionheart) nor their respective directors, officers or advisers assume any responsibility for the accuracy or completeness of the SMX Information.

Empatan has provided and is responsible for the Empatan Information. SMX and its directors, officers and advisers do not assume any responsibility for the accuracy or completeness of the Empatan Information.

Lionheart has provided and is responsible for the Lionheart Information. SMX and its directors, officers and advisers do not assume any responsibility for the accuracy or completeness of the Lionheart Information.

Nexia Australia has prepared the Independent Expert’s Report in Annexure B and is responsible for that report only. None of SMX or Empatan nor any of their respective affiliates, Subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of the information contained in the Independent Expert’s Report.

Forward looking statements

Certain statements in this Scheme Booklet relate to the future. Forward-looking statements can be identified by the use of forward looking words such as “may”, “should”, “expect”, “anticipate”, “estimate”, “scheduled” or “continue,” their negative equivalent, or comparable terminology. Such statements involve known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, performance or achievements of SMX to be materially different from the results, performance or achievements expressed or implied by such statements. The operation and financial performance of SMX is subject to various risks and which may be beyond the control of SMX, Empatan or Lionheart. As a result, the actual results of SMX’s operations and earnings following implementation of each of the Scheme and Option Scheme and the actual advantages of each of the Scheme and Option Scheme may differ from those that are anticipated or may not be achieved.

Any forward looking statements in this Scheme Booklet are made, and reflect views held, only as at the date of this Scheme Booklet. SMX, Empatan and Lionheart make no representation and give no assurance or guarantee that the occurrence of the events or the achievement of results expressed or implied in such statements will actually occur. You are cautioned not to rely on any forward-looking statement.

Privacy and personal information

SMX will need to collect personal information to implement each of the Scheme, Options Scheme and Capital Reduction. The personal information may include the names, contact details and details of shareholdings of SMX’s Shareholders or SMX Optionholders, as the case may be, plus contact details of individuals appointed by SMX Shareholders or SMX Optionholders to act as proxies, corporate representatives or attorneys at the Scheme Meeting, Option Scheme Meeting and/or General Meeting. The primary purpose of the collection of personal information is to assist SMX in the conduct of each of the Scheme Meeting, Option Scheme Meeting and General Meeting, and to enable the Scheme, Option Scheme and Capital Reduction to be implemented. The collection of certain personal information is required or authorised by the Corporations Act.

SMX Shareholders, SMX Optionholders and other individuals in respect of whom personal information is collected, have certain rights to access the personal information collected about them and can contact the SMX Registry on +61 2 8023 5440 if they wish to exercise those rights.

Personal information may be disclosed to the share registrars of SMX or Empatan, print and mail service providers, authorised securities brokers, Related Bodies Corporate of SMX and to Empatan, and SMX and Empatan’s advisers to the extent necessary to effect each of the Scheme, Option Scheme and Capital Reduction. If the information outlined above is not collected, SMX may be hindered in, or prevented from, conducting each or any of the Scheme Meeting, Option Scheme Meeting and/or General Meeting, or implementing each of the Scheme, Option Scheme or Capital Reduction effectively or at all. SMX Shareholders and/or SMX Optionholders who appoint a named person to act as their proxy, corporate representative or attorney at the Scheme Meeting, Option Scheme Meeting or General Meeting should ensure that they inform that person of the matters outlined above.

Notice to SMX Shareholders and/or SMX Optionholders in jurisdictions other than Australia, British Virgin Islands, Canada, France, Israel, Singapore, Luxembourg, Netherlands, United Kingdom and the United States

This Scheme Booklet has been prepared in compliance with the disclosure requirements of Australia which may be different from those in other jurisdictions. This Scheme Booklet, the Scheme and the Option Scheme do not in any way constitute an offer of securities or a solicitation of an offer to purchase securities in any place in which, or to any person to whom, it would not be lawful to make such an offer or solicitation. No action has been taken to register or qualify the New Empatan Shares or otherwise permit a public offer of such securities in any jurisdiction outside Australia.

Based on the information available to SMX as at the date of this Scheme Booklet, SMX Shareholders whose addresses are shown in the SMX Register on the Record Date as being in the following jurisdictions outside of Australia will be entitled to have New Empatan Shares issued to them pursuant to the Scheme subject to the qualifications, if any, set out below in respect of that jurisdiction:

•	British Virgin Islands;

•	Canada;

•	France;

•	Israel;

•	Singapore;

•	Luxembourg;

•	Netherlands;

•	United Kingdom;

•	United States; and

•	any other person or jurisdiction in respect of which SMX reasonably regards, after consulting with Empatan, that the laws of that place permit the offer and issue of New Empatan Shares to that SMX Shareholder and, is not unduly onerous, expensive or impracticable for Empatan to do so.

SMX Shareholders (including SMX Optionholders who become SMX Shareholders as a result of the implementation of the Option Scheme) who are Ineligible Foreign Holders will not be issued New Empatan Shares. Instead, the New Empatan Shares to which Ineligible Foreign Holders would otherwise be entitled to under the Scheme will be issued to the Sale Agent and sold through the Share Sale Facility, with the Share Sale Facility Proceeds being remitted to those SMX Shareholders. Refer to Section 11.5 for further details on the Share Sale Facility.

Notice to SMX Shareholders in the British Virgin Islands

The New Empatan Shares may not be offered in the British Virgin Islands unless Empatan or the person offering the New Empatan Shares on its behalf is licensed to carry on business in the British Virgin Islands. Given they will not be so licensed, the New Empatan Shares may be offered only to existing shareholders of SMX in the British Virgin Islands from outside the British Virgin Islands.

Notice to SMX Shareholders in Canada

The New Empatan Shares will be provided by Empatan in reliance upon exemptions from the prospectus and registration requirements of the applicable Canadian securities law in each province and territory of Canada. No securities commission in Canada has reviewed or in any way passed upon this document or the merits of the Scheme or Option Scheme.

Notice to SMX Shareholders in France, Netherlands and Luxembourg

This Scheme Booklet is not a prospectus under Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union (the Prospectus Regulation). Therefore, the Scheme Booklet has not been, and will not be, registered with or approved by any securities regulator or supervisory authority in the European Union. Accordingly, this Scheme Booklet may not be made available, nor may the New Empatan Shares be offered for sale or exchange, in the European Union except in circumstances that do not require the obligation to publish a prospectus under the Prospectus Regulation. In accordance with Article 1(4) of the Prospectus Regulation, an offer of New Empatan Shares in each member state of the European Union is limited:

•	to persons who are “qualified investors” (as defined in Article 2(e) of the Prospectus Regulation);

•	to fewer than 150 other natural or legal persons; and

•	in any other circumstance falling within Article 1(4) of the Prospectus Regulation.

Investors in the Netherlands should note: This investment falls outside AFM supervision. No prospectus required for this activity.

Notice to SMX Shareholders in Israel

An offer of New Empatan Shares has not been made, and may not be made, in Israel, except pursuant to an applicable exemption under the Israeli Securities Law 5728- 1968 (the Israeli Securities Law), from the requirement to publish a prospectus when offering securities to the public.

Article 15A to the Israeli Securities Law stipulates all the cases in which an offering or sale of securities is not made to the “public”, and therefore does not require the publishing of a prospectus.

The information in this Scheme Booklet has been prepared on the basis that all offers of New Empatan Shares to Israeli residents or citizens, or other people to whom equity was offered or issued in Hebrew or with other significant relation to Israel (Israeli People) will be made pursuant to section 15A(a)(1) of Israeli Securities Law, according to which so long as all Israeli People to whom Empatan have offered or issued any equity during any period of 12 months is no more than 35, and therefore not made to the “public”.

Notice to SMX Shareholders in Singapore

This Scheme Booklet and any other document relating to the Scheme, Option Scheme and Capital Reduction have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore and the Scheme is not regulated by any financial supervisory authority in Singapore.

Accordingly, statutory liabilities in connection with the contents of prospectuses under the Securities and Futures Act, Cap. 289 (the SFA) will not apply. This Scheme Booklet and any other document relating to the Scheme, Option Scheme or Capital Reduction may not be made the subject of an invitation for subscription, purchase or receipt, whether directly or indirectly, to persons in Singapore except pursuant to exemptions in Subdivision (4) Division 1, Part XIII of the SFA, including the exemption under section 273(1)(c) of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA. Any offer is not made to you with a view to Empatan Securities being subsequently offered for sale to any other party.

You are advised to acquaint yourself with the SFA provisions relating to on-sale restrictions in Singapore and comply accordingly. This Scheme Booklet is being furnished to SMX Shareholders and SMX Optionholders on a confidential basis and solely for their information and may not be reproduced, disclosed, or distributed to any other person. Any investment referred to in this Scheme Booklet may not be suitable for you and it is recommended that you consult an independent investment advisor if you are in doubt about such investment. Neither SMX nor Empatan is in the business of dealing in securities or holds itself out, or purports to hold itself out, to be doing so. As such, SMX and Empatan are neither licensed nor exempted from dealing in securities or carrying out any other regulated activities under the SFA or any other applicable legislation in Singapore.

Notice to SMX Shareholders in the United Kingdom

Neither this Scheme Booklet nor any other document relating to the each of the Scheme or the Option Scheme has been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (FSMA)) has been published or is intended to be published in respect of the Empatan Securities. This Scheme Booklet does not constitute an offer of transferable securities to the public within the meaning of the UK Prospectus Regulation or the FSMA. Accordingly, this Scheme Booklet does not constitute a prospectus for the purposes of the UK Prospectus Regulation or the FSMA. Any invitation or inducement to engage in investment activity (within the meaning of section 21 FSMA) received in connection with the issue or sale of the Empatan Securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) FSMA does not apply to SMX or Empatan. In the United Kingdom, this Scheme Booklet is being distributed only to, and is directed at, persons (i) who fall within Article 43 (members of certain bodies corporate) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005, or (ii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this Scheme Booklet relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Scheme Booklet.

References to time and currency

Unless otherwise stated, a reference to time in this Scheme Booklet is a reference to Australian Eastern Standard Time (AEST), or, where indicated and as the context requires, Australian Eastern Daylight Time (AEDT). References to ($ or A$) dollars in this Scheme Booklet are to Australian dollars, unless otherwise stated.

Rounding

Certain financial figures in this Scheme Booklet have been rounded as applicable, unless otherwise stated. Such figures should be considered as approximate figures. Any discrepancies in any table between totals and sums of amounts listed therein or to previously published financial figures are due to rounding.

Defined terms and interpretation

Capitalised terms used in this Scheme Booklet are defined either in the Glossary in Section 16 or in the body of this Scheme Booklet.

Unless otherwise stated or where the context otherwise requires, all data contained in this Scheme Booklet, including in charts, graphs and tables, are based on information available as at the Last Practicable Date.

Websites

Any references in this Scheme Booklet to any website are for information purposes only and no information contained on any website forms part of this Scheme Booklet.

Tax

A general guide to the taxation implications of the Scheme is set out in Annexure A. This guide is expressed in general terms only and SMX Shareholders should consult their tax adviser as to the applicable tax consequences of the Scheme.

If you have any questions

If after reading this Scheme Booklet in its entirety you do not fully understand it, you should consult an accountant, solicitor or other professional adviser for assistance.

This document is very important and should be read in its entirety.

Date

This Scheme Booklet is dated 3 January 2023.

Important notices		1

Table of Contents		5

Letter from the SMX Chair		10

1.	Highlights of the Schemes and the Capital Reduction	16

1.1	Summary of reasons to vote in favour of or against the Schemes and the Capital Reduction	16
1.2	What is a De-SPAC Transaction and How Does it Relate to this Proposed Scheme of Arrangement?	17
1.3	Independent Expert’s conclusion	18
1.4	Conditions for each of the Schemes	18
1.5	Consideration for each of the Schemes	19
1.6	Scheme Meeting, Option Scheme Meeting and General Meeting for Capital Reduction	20
1.7	Exclusivity and competing proposals	21
1.8	Break Fees	21
1.9	Lionheart Shareholder redemptions	21
1.10	PIPE Financing	22
1.11	Cost contribution	22
1.12	Carefully read and consider this Scheme Booklet	22

2.	Questions and answers	23

3.	What to do and how to vote	40

3.1	Carefully read and consider this Scheme Booklet	40
3.2	Consider the reasons to vote in favour of each of the Schemes and the Capital Reduction, the disadvantages of voting in favour of each of the Schemes and the Capital Reduction, and the risks of each of the Schemes and the Capital Reduction	40
3.3	Consider the recommendation of the SMX Directors’ and the opinion of the Independent Expert	40
3.4	Scheme Meeting, Option Scheme Meeting and General Meeting	40
3.5	Vote on the Schemes and the Capital Reduction in person online or by proxy	41
3.6	Voting entitlements	41
3.7	Voting at the Scheme Meeting	42
3.8	Guide to participating in the virtual Scheme Meeting, Option Scheme Meeting and General Meeting	44
3.9	If you have any further queries	44

4.	Assessment of the Scheme, Option Scheme and Capital Reduction and the reasons it is being proposed	46

4.1	SMX Board’s recommendation	46
4.2	Why SMX Shareholders and SMX Optionholders should vote in favour of each of the Schemes and the Capital Reduction	46
4.3	If the Schemes and the Capital Reduction do not proceed	47
4.4	Disadvantages of voting in favour of each of the Schemes and the Capital Reduction	48

5.	Overview of SMX	52

5.1	Business overview and history	52

Letter from the SMX Chair

Dear SMX Shareholder and SMX Optionholder,

On behalf of the SMX Board, I am pleased to provide you with this Scheme Booklet that contains important information for your consideration about the proposed acquisition of SMX by Empatan PLC, a public limited company incorporated in Ireland with registered number 722009 (Empatan).

On 26 July 2022, SMX announced that it had entered into a Scheme Implementation Deed and Business Combination Agreement (BCA) with Lionheart III Corp (Lionheart) and Empatan, further details of which are set out below.

The Scheme and Capital Reduction in relation to SMX Shares

Under the Scheme Implementation Deed, it is proposed that all SMX Shares on issue will be cancelled and SMX will become a wholly owned subsidiary of Empatan by way of a Scheme of Arrangement, subject to approval by SMX Shareholders and the Court, and the satisfaction of certain other conditions (Scheme). On the Scheme Implementation Date, the SMX Board proposes to undertake an equal reduction of all of its share capital on issue as at the Record Date, subject to approval by the SMX Shareholders as at the Voting Eligibility Date (the Capital Reduction). SMX will then issue one (1) SMX Share to Empatan, making it the sole shareholder of SMX.

As at the date of this Scheme Booklet, in consideration for their SMX Shares being cancelled, SMX Shareholders are to receive 1 New Empatan Share for every 10.3207 SMX Shares held on the Record Date (Scheme Consideration) at an issue price of US$10.00 per New Empatan Share. As this share ratio is not fixed, and is subject to any changes arising in SMX’s capital structure up to the Scheme Record Date, the number of New Empatan Shares to be received by SMX Shareholders in the context of the Scheme may change up to the Scheme Record Date.

The Scheme Consideration values the equity of SMX at approximately US$200 million. As a condition to implementation of the Scheme, Empatan is to seek approval for quotation on NASDAQ in relation to the Empatan Shares and Empatan Public Warrants. Following implementation of the Scheme, SMX will apply to be de-listed from the ASX with the exact de-listing date to follow implementation of the Scheme as agreed with ASX.

The Option Scheme in relation to SMX Options

In addition to the Scheme, and immediately prior to the Scheme Implementation Date, the SMX Board proposes that all SMX Options on issue will be exercised, by way of a scheme of arrangement, subject to approval by SMX Optionholders and the Court, and the satisfaction of certain other conditions (Option Scheme). In consideration for their SMX Options being exercised, SMX Optionholders are to be issued SMX Shares based on a Black Scholes Model (BSM) calculation for each tranche of relevant SMX Options (Option Scheme Consideration), which will subsequently be cancelled in consideration for shares in Empatan (Cancellation Consideration).

If the Option Scheme becomes Effective, on the Option Scheme Implementation Date, SMX Optionholders will be deemed to have exercised their SMX Options and, in consideration, will receive SMX Shares, which will be cancelled in consideration for Empatan shares. Each Option Scheme Participant, being a person who is registered as a SMX Optionholder on the Option Scheme Record Date, will be entitled to receive:

(a)	SMX Shares, and, in turn;

(b)	the Cancellation Consideration in respect of each of their Scheme Shares.

Business Combination in relation to the Lionheart merger

Lionheart is a SPAC, a blank cheque company, incorporated on 14 January 2021 in Delaware, United States, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Following completion of its initial public offering and listing on NASDAQ on 3 November 2021, Lionheart commenced a search for prospective businesses and assets to acquire. Please refer to Section 6 of this Scheme Booklet for further information in relation to Lionheart.

Under the Business Combination Agreement, a wholly owned subsidiary of Empatan (Merger Sub) will merge with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of Empatan. As a result, existing Lionheart shareholders will receive New Empatan Shares in exchange for their existing Lionheart shares and Lionheart warrants will be automatically adjusted to become exercisable in respect of Empatan shares instead of Lionheart shares.

SMX Shareholders and SMX Optionholders will not be voting in relation to the Business Combination, however completion of each of the Scheme, Option Scheme, Capital Reduction and Business Combination are interdependent and conditional on each other. Following implementation of each of the Scheme, Capital Reduction, Option Scheme and Business Combination, the Merged Group will be formed.

Independent Expert

SMX has appointed Nexia Australia as the Independent Expert to prepare the Independent Expert’s Report, including an opinion as to whether each of the Scheme and Option Scheme is in the best interest of SMX Shareholders. The Independent Expert, Nexia Australia, has concluded that each of the Scheme and Option Scheme is in the best interest of all SMX Shareholders and SMX Optionholders in the absence of a Superior Proposal.

A full copy of the Independent Expert’s Report is included as Annexure B to this Scheme Booklet.

NASDAQ listing requirements and foreign private issuer status of the Merged Group

As a result of the Schemes, Capital Reduction and Business Combination outlined in this Scheme Booklet, Empatan Shares are intended to be quoted on the financial market operated by NASDAQ. Accordingly, the Merged Group will be required to comply with the listing rules of NASDAQ as they apply to the Merged Group.

As a foreign private issuer, Empatan will also be permitted to follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of NASDAQ for domestic U.S. issuers. These circumstances are outlined throughout the NASDAQ listing rules and include:

(a)	the requirement to disclose third party director and nominee compensation set out in Rule 5250(b)(3) of the NASDAQ listing rules; and

(b)	the requirement to distribute annual and interim reports set out in Rule 5250(d) of the NASDAQ listing rules,

provided, however, that such a foreign private issuer comply with:

(c)	the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640)

(d)	the Diverse Board Representation Rule (Rule 5605(f))

(e)	the Board Diversity Disclosure Rule (Rule 5606)

(f)	have an audit committee that satisfies Rule 5605(c)(3) of the NASDAQ listing rules; and

(g)	ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii) of the NASDAQ listing rules.

The NASDAQ listing rules provide that a foreign private issuer that follows a home country practice in lieu of one or more of the NASDAQ listing rules shall disclose in its annual reports filed with the Commission each requirement that it does not follow and describe the home country practice followed by the Company in lieu of such requirements.

Alternatively, a foreign private issuer that is not required to file its annual report with the Commission on Form 20-F may make this disclosure only on its website. A foreign private issuer that follows a home country practice in lieu of the requirement in Rule 5605(d)(2) of the NASDAQ listing rules to have an independent compensation committee must disclose in its annual reports filed with the Commission the reasons why it does not have such an independent committee.

Empatan does not currently envisage any specific circumstances whereby it will depart from the requirements of the NASDAQ listing rules.

SMX Board Recommendations

SMX Directors have considered the advantages and disadvantages of each of the Scheme, Option Scheme and Capital Reduction. Each Director recommends that SMX Shareholders and SMX Optionholders vote in favour of each the Scheme, Option Scheme and Capital Reduction (as the case may be) in the absence of a Superior Proposal. Each Director who holds SMX Shares or SMX Options intends to vote in favour of each of the Scheme, Option Scheme and Capital Reduction (as the case may be) in the absence of a Superior Proposal.

Please note that some directors of SMX will receive benefits conditional on or in connection with the Schemes and Capital Reduction becoming Effective.

(a)

Following the successful implementation of the Schemes, Capital Reduction and Business Combination, Mr Everardus Hofland will retire as a director of SMX. Accordingly, Mr Hofland is entitled to receive a termination payment equal to ILS264,000 (approximately US$79,332). This will be subject to the Corporations Act provisions regarding termination payments and related party benefits under Chapter 2D and Chapter 2E at the time.

(b)

As the Schemes, Capital Reduction and Business Combination, when considered together, result in a change of control and capital raising of above US$20 million in aggregate in a single transaction, Mr Everardus Hofland will be entitled to receive, prior to his retirement an increase of his base remuneration to ILS22,000 per month (ILS264,000 per year, equating to approximately US$79,332 per year).

(c)

Mr Hofland is the holder of 167,000 SMX ESOP Options with an exercise price of $0.70 and expiry date of 15-Aug-26. As a condition under the Scheme Implementation Deed, SMX and each holder of SMX ESOP Options (SMX ESOP Optionholders) must enter into option cancellation agreements in respect of the SMX ESOP Options. Accordingly, Mr Hofland will receive the 1 new option in Empatan (New ESOP Option) with a new exercise price of US$5.12 and on the same terms as his SMX ESOP Options.

(d)

Mr Haggai Alon is the holder of 5,135,949 SMX Shares. Following the successful implementation of the Schemes, Capital Reduction and Business Combination, these shares will be converted to 496,275 Empatan’s shares with expected valuation of US$4.96 million.

(e)

Mr Haggai Alon is the holder of 500,000 SMX ESOP Options with an exercise price of $0.70 and expiry date of 15-Aug-26. As a condition under the Scheme Implementation Deed, SMX and SMX ESOP Optionholder must enter into option cancellation agreements in respect of the SMX ESOP Options. Accordingly, Mr Alon will receive the 1 New ESOP Option with a new exercise price of US$5.12 and on the same terms as his SMX ESOP Options. The benefit raised from the conversion of the options amounts to US$ 235,771.

(f)

Furthermore, Mr Haggai Alon will be employed by Empatan as the Chief Executive Officer and an executive director. The compensation he is entitled to receive as Chief Executive Officer is ILS 960,000 per annum (approximately US$295,000 per annum), which is ILS 480,000 (approximately US$147,500) higher than his current salary, assuming that no Double Trigger Event occurs. Due to the Schemes, Capital Reduction and Business Combination, Mr Alon would have been entitled to an increase in his salary to ILS 780,000 per annum (approximately US$219,889 per annum) absent any amendment to his employment terms. Mr Alon is not entitled to receive any payment as executive director. The remaining terms of Mr Alon’s employment as Chief Executive Officer are on similar terms as his terms for his employment by SMX.

(g)	Following the successful implementation of the Schemes, Capital Reduction and Business Combination, the benefit (option and share scheme) received by Mr Alon will amount to US$5.196 million.

Despite the interest in the outcome of the Schemes and the Capital Reduction, the directors consider that, given the importance of the Schemes and Capital Reduction to the successful implementation of the Scheme, and their role as directors of SMX, it is important and appropriate for them to provide a recommendation to shareholders in relation to voting on the Schemes and the Capital Reduction.

The SMX Board notes that the appropriateness of New Empatan Shares for SMX Shareholders will depend on the characteristics and risk profile of individual SMX Shareholders, as well as the matters set out in the Scheme Booklet (including, without limitation, the Risk Factors set out in Section 10 of this Scheme Booklet). It is important that you carefully read the Risk Factors as there are risks involved in an investment in Empatan which differ from the risks associated with your current investment in SMX.

Scheme Meetings and General Meeting

The implementation of the Scheme, Option Scheme and Capital Reduction is conditional on approval from the SMX Shareholders and SMX Optionholders (as the case may be). SMX Shareholders’ and SMX Optionholders’ votes are important as the resolutions at the Scheme Meeting, Option Scheme Meeting and General Meeting require a certain level of SMX Shareholder and SMX Optionholder support to be approved. I encourage you to read this Scheme Booklet carefully as it contains information that will assist in both your decision for voting, but also information on how to vote.

I encourage you to vote at the Scheme Meeting, Option Scheme Meeting and General Meeting (as applicable) to be held on 1 February 2023 either by personally participating in the virtual Scheme Meeting or by appointing a proxy, an attorney or, in the case of a SMX Shareholder, SMX Optionholder or proxy who is a corporation, a corporate representative to participate in the Scheme Meeting and vote on your behalf. Sections 3.7 and 3.8 of this Scheme Booklet contain further information regarding the virtual Scheme Meeting and your vote.

Further information

If you require further information after reading this Scheme Booklet in its entirety, please call SMX on +972 8 630 6336 (ISR), send an email to info@securitymattersltd.com or visit SMX’s website at www.smx.tech.

On behalf of the SMX Board, I thank you for your ongoing support and I look forward to your participation at the relevant Scheme Meeting.

Yours faithfully,

/s/ Everardus Hofland

Everardus Hofland

Chairman

Important Dates

Event	Date and time

Date and time for determining eligibility to vote at Scheme Meeting, Option Scheme Meeting and General Meeting (Voting Eligibility Date)	7PM on 30 January 2023

Latest date and time for lodgement of Proxy Forms or powers of attorney for (a) the Scheme Meeting, (b) Option Scheme Meeting and (c) General Meeting	9.00 AM on 30 January 2023

General Meeting to vote on the Capital Reduction to be held virtually	10.00AM on 1 February 2023

Option Scheme Meeting to vote on the Option Scheme Resolution to be held virtually	9.30AM on 1 February 2023

Scheme Meeting to vote on the Scheme Resolution to be held virtually	9.00AM on 1 February 2023

Second Court Date for approval of the Scheme and Option Scheme	To be held after the Scheme Meeting, Option Scheme Meeting and General Meeting and subject to the court’s convenience, currently aimed at 3 February 2023

Effective Date – Court Order lodged with ASIC and announced to ASX	To be determined after the court sets a Second Court Date, currently anticipated to be 6 February 2023

Option Scheme Record Date for determining participants in the Option Scheme and entitlements to Option Scheme Consideration	Means 7pm on a date 2 business days after the Effective Date, currently set for 8 February 2023

Option Scheme Implementation Date – Scheme Options exercised under Cashless Exercise and SMX Shares issued to Option Scheme Participants	Means the 5th Business Day after the Option Scheme Record Date, currently anticipated to be 15 February 2023

SMX Shares cease trading on ASX at close of trading	To occur on the Effective Date, currently set for 6 February 2023

Record Date for determining participants in the Scheme and entitlements to Scheme Consideration	Means 7pm (Melbourne Time) on the day 2 days after the Record Date, currently anticipated to be 6 February 2023

Scheme Implementation Date – Scheme Shares cancelled and Scheme Consideration provided to Scheme Participants	Means 5 Business Days after the Record Date, currently anticipated to be 15 February 2023

Dates may change

The timetable above is indicative only and certain dates and times are subject to receipt of all necessary approvals from SMX Shareholders, the Court and other regulatory authorities. SMX, in consultation with Empatan, may vary any or all of these dates and times, subject to Court approval where required.

Any changes to the above timetable will be published on SMX’s website at www.smx.tech and announced to ASX, www.asx.com.au. The actual timetable will depend on factors outside the control of SMX and implementation of each of the Scheme and Option Scheme is subject to the satisfaction or, if applicable, waiver of each of the Scheme and Option Scheme Conditions (see Section 11.10 in relation to Scheme Conditions and 12.9 in relation to Option Scheme Conditions).

All references to time are to Australian Eastern Standard Time (AEST) or Australian Eastern Daylight Time (AEDT), as the context requires, unless otherwise stated.

1.	Highlights of the Schemes and the Capital Reduction

1.1	Summary of reasons to vote in favour of or against the Schemes and the Capital Reduction

Reasons to vote in favour of the Schemes and the Capital Reduction

1

The SMX Directors unanimously recommend that the SMX Shareholders and SMX Optionholders vote in favour of the Schemes and the Capital Reduction in the absence of a Superior Proposal and subject to the same qualification intend on voting all SMX Shares or SMX Options (as the case may be) held or controlled by or for them in favour of each of the Schemes and the Capital Reduction.

Despite the interest in the outcome of the Schemes and the Capital Reduction, the directors consider that, given the importance of the Schemes and Capital Reduction to the successful implementation of the Scheme, and their role as directors of SMX, it is important and appropriate for them to provide a recommendation to shareholders in relation to voting on the Schemes and the Capital Reduction.

2

The Independent Expert has concluded that the Schemes are in the best interest of SMX Shareholders and SMX Optionholders, in the absence of a Superior Proposal. A copy of the Independent Expert’s Report is set out in Annexure B of this Scheme Booklet.

3	No Superior Proposal has been received by SMX as at the date of this Scheme Booklet.

4

The Schemes represent an attractive premium for SMX Shareholders or SMX Optionholders (as the case relates) on the underlying value of the business. Empatan’s offer for SMX represents a 383% premium to the 1-month VWAP and a premium of 448% to the 3-month VWAP, respectively, prior to the announcement of the Scheme,[1] and a premium of 850% to the share price of $0.15 on the Last Practical Date of 3 January 2023.

5

A change in listing to the NASDAQ may increase the attractiveness of SMX to an equity market with a stronger interest in technology projects and SMX Shares may enjoy increased demand from US investing institutions with their deeper pools of capital, some of which do not invest in companies that are not SEC-registered.Capital markets of the US may provide SMX with an enlarged, more diverse market, the participants of which may be more inclined to invest directly in the Merged Group following implementation of the Schemes, Capital Reduction and Business Combination.

6

A listing on the NASDAQ may provide SMX with easier access to large US investment funds and improved liquidity for the benefit of the shareholders. Higher liquidity may enable SMX Shareholders to buy or sell holdings more readily without adversely affecting the share price and higher liquidity is generally associated with reduced volatility in share pricing, such that the movement in share pricing is more likely to reflect underlying business value.

7

The future growth and development of SMX may benefit from access to US capital markets which may provide funding in a more cost-effective way. The SMX Board is of the view that the Australian market does not provide access to the levels of investment capital that are available in the US. A listing on the NASDAQ exchange may potentially broaden and diversify SMX Group’s shareholder base and enhance SMX’s visibility in the US, where the SMX Board believes that there is greater interest. This may attract further investments and provide increased funding for projects on more attractive terms.

[1]	As of 26 July 2022 and based on the Empatan Share price of US$10.00.

8	The Offer, compared to other available alternatives, represents in the SMX Board’s view the most superior offer in terms of value and degree of certainty.

9	If the Scheme does not proceed and no Superior Proposal emerges, SMX may experience funding challenges and the SMX Shares may trade at a significantly lower price.

Reasons why you may choose to vote against the Schemes and the Capital Reduction

1	You may disagree with the SMX Directors’ recommendation or the conclusion of the Independent Expert.

2	You may consider that there is the potential for a Superior Proposal to be made in the foreseeable future.

3	The tax consequences of the Scheme may not be suitable for you considering your individual circumstances.

4	You may wish to maintain an interest in a publicly listed investment with SMX’s specific characteristics.

5	The Scheme may be subject to conditions that you consider unacceptable.

6	SMX Shareholders and SMX Optionholders located outside the US may not be as familiar with trading practices on the NASDAQ as they might be with trading practices on the ASX

See Section 4 for further details of the above summaries of the reasons to vote in favour of or against each of the Schemes and the Capital Reduction.

1.2	What is a De-SPAC Transaction and How Does it Relate to this Proposed Scheme of Arrangement?

a.

A special purpose acquisition company (“SPAC”) is a company that is formed to raise capital in an initial public offering (“IPO”) to finance a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more operating businesses, with the goal of taking the operating business public on a stock exchange. A De-SPAC transaction involves a SPAC acquiring a company to effectively list it on that exchange. The Scheme and the Option Scheme are part of the first De-SPAC transaction involving an Australian public company. The time frame to consummate a De-SPAC transaction is limited and shareholders have rights to redeem their shares rather than proceed with an investment.

b.

In this instance, Lionheart III is the relevant SPAC. It trades on a United States stock exchange, the NASDAQ. An IPO was held and funds raised specifically for consummating a business transaction. Those funds are held on trust and are separate to operational funds, provided by the Founders of the SPAC (“The Founders”) who support the deal in exchange for stock. The funds raised from the IPO are held in a trust account that can be accessed solely to complete the business combination. Lionheart has raised over USD$120 million. This money remains on trust for the purposes of the business combination.

c.

SPAC’s, as noted, have limited time periods in which they must either successfully engage in a business combination, or liquidate. The Lionheart III SPAC has 12 months from the closing of its IPO to complete the Business Combination, but may extend the period of time by up to six additional months (in six, one-month extensions), for a total of 18 months to complete the Business Combination. Lionheart originally had until November 8, 2022 to complete a Business Combination. On November 8, 2022 and December 8, 2022, respectively, Lionheart caused USD $412,500 on each such date to be deposited in the trust account to extend the date by which it has to consummate the Business Combination to January 8, 2023 (or until May 8, 2023 if Lionheart extends the period of time to consummate the Business Combination pursuant to all further extension periods). Lionheart has obligated itself to also make a further payment in January and February if necessary to enable the consummation of this proposed transaction, but has not yet done so at the Last Practicable Date.

d.

At the consummation of the Business Combination, the funds in the trust account will be used to pay holders of the SPAC’s shares who have exercised redemption rights and to pay fees and expenses incurred in connection with the Business Combination, with the remaining funds flowing to the post-combination company. If the Business Combination is not completed in the allotted time, the SPAC must liquidate and return the IPO proceeds to the SPAC’s stockholders.

e.

This represents the first De-SPAC transaction with an Australian listed company. As such, there is an inherent uncertainty in the transaction, and increased execution risk compared to other transactions. The risks, process and procedures involved in both the Share Scheme and Optionholders Scheme are further set out in this Booklet.

1.3	Independent Expert’s conclusion

Nexia Australia has been appointed as the Independent Expert by the SMX Board to prepare the Independent Expert’s Report, including an opinion as to whether each of the Scheme and Option Scheme are in the best interest of SMX Shareholders and SMX Optionholders.

The Independent Expert has concluded that the each of the Scheme Consideration and Option Scheme Consideration is in the best interest of the SMX Shareholders and / or SMX Optionholders in the absence of a Superior Proposal. A copy of the Independent Expert’s Report can be found in Annexure B.

The Independent Expert’s Report was provided and is dated 8 October 2022. SMX has engaged the Independent Expert to further consider both any developments in relation to Lionheart and also SMX’s current finances and significant deals, and provide an updated report well prior to the Scheme Meeting, the Option Scheme Meeting and the General Meeting, all called for 1 February 2023. In addition, should there be developments in relation to redemption rates by Lionheart shareholders, which SMX anticipates would be known a number of days before the meetings, the Independent Expert will be asked to venture their opinion on this as well. Updates to the Expert’s position and other information will be contained in supplementary scheme booklets once approved by the court. These will also be placed on the websites for the meetings, as detailed in the Notices sent to all Shareholders and Optionholders.

Shareholders should be conscious that the report is from October and that time has passed in which the company has continued to trade. The major developments in relation to SMX have been set out in the Scheme Booklet. However, shareholders and optionholders should take into consideration that the Expert Report annexed to this Scheme Booklet does not reflect any such changes in circumstances.

1.4	Conditions for each of the Schemes
(a)	Scheme Conditions

The obligations of SMX and Empatan to complete the Scheme are subject to the Scheme Conditions which are discussed in further detail in Section 11.10. The Scheme Conditions are contained in clause 3.1 of the Scheme of Arrangement, as set out in Annexure G to this Scheme Booklet. For the Scheme to be implemented, all of the Scheme Conditions must be either satisfied or waived in accordance with the Scheme and the Scheme Implementation Deed (as applicable).

As at the date of this Scheme Booklet, SMX and Empatan are not aware of any circumstances which would cause the Scheme Conditions not to be satisfied or waived. An update as to the status of the Scheme Conditions will be provided at the Scheme Meeting.

(b)	Options Scheme Conditions

The Option Scheme will not become Effective, and the obligations of each of SMX and Empatan to complete the Option Scheme, are subject to the Option Scheme Conditions, which are discussed in further detail in Section 12.9. The Option Scheme Conditions are contained in clause 3.1 of the Option Scheme, as set out in Annexure H to this Scheme Booklet. For the Option Scheme to be implemented, all of the Option Scheme Conditions must be either satisfied or waived in accordance with the Scheme and the Scheme Implementation Deed (as applicable).

As at the date of this Scheme Booklet, SMX and Empatan are not aware of any circumstances which would cause the Option Scheme Conditions not to be satisfied or waived. An update as to the status of the Scheme Conditions will be provided at the Option Scheme Meeting.

1.5	Consideration for each of the Schemes

(a)	Scheme Consideration

As per the date of announcement of the Scheme, Scheme Participants were to be entitled to receive 1 New Empatan Share for every 10.2432 SMX Shares held on the Scheme Record Date.

As at the date of this Scheme Booklet, Scheme Participants will be entitled to receive 1 New Empatan Share for every 10.3207 SMX Shares held on the Scheme Record Date.

On account of the Standby Facility and Bridge Loan the ratio of New Empatan Shares that each Scheme Participants will be entitled to is likely to change based on the following formula:

where:

NPS	is the number of New Empatan Shares per SMX Share;

A

is the total number of SMX Shares on issue as at the Record Date (or which would be on issue if all securities of SMX convertible into SMX Shares had converted on that date, other than Scheme Options and Employee Share Options);

B	is the total number of Option Exercise Shares to be issued on exercise of all Scheme Options on a Cashless Exercise basis under this Option Scheme;

C	is the total number of Employee Share Options on issue as at the Record Date; and

N	is 20,000,000.

The Scheme Consideration represents a 383% premium to SMX’s 1-month VWAP and a premium of 448% to the 3-month VWAP prior to the announcement of the Scheme of A$0.2936 and A$0.2585, respectively2. It also represents a premium of 850% on the closing price at the Last Practicable Date, at which point SMX shares were trading at $0.15 per share SMX Shareholders who are Ineligible Foreign Holders will not be issued New Empatan Shares. Instead, the New Empatan Shares to which Ineligible Foreign Holders would otherwise be entitled to under the Scheme will be issued to the Sale Agent and sold through the Share Sale Facility, with the Share Sale Facility Proceeds being remitted to those SMX Shareholders based on the following formula:

where

A	is the amount to be paid to each relevant Ineligible Foreign Holder;

B	is the number of New Empatan Shares that would have been issued to that Ineligible Foreign Holders had it not been an Ineligible Foreign Holder;

C	is the total number of New Empatan Shares; and

D	is the Proceeds.

[2]	As of 26 July 2022.

Fractional entitlements will be rounded up or down to the nearest whole number (rounded up if the fractional entitlement is equal to or greater than one half, and rounded down if the fractional entitlement is less than one half), but only after applying the Scheme Participant’s entitlement (prior to rounding) to its entire holding of Scheme Shares.

The total Scheme Consideration is valued at $200 million based on an issue price of US$10.00 per New Empatan Share.

(b)	Option Scheme Consideration

If the Option Scheme is approved and implemented, all of the SMX Options will be deemed to have been exercised as a Cashless Exercise and the SMX Optionholders will be issued with SMX Shares in accordance with a Black Scholes Model (BSM) calculation for each tranche of the relevant SMX Options, as outlined in Section 12.4.

Following the implementation of the Option Scheme, resulting in the conversion of SMX Options to SMX Shares, Option Scheme Participants will be entitled to the Cancellation Consideration, being New Empatan Shares in consideration for the cancellation of their SMX Shares by the calculation outlined in Section 1.5(a) above.

SMX Optionholders who are Ineligible Foreign Holders will not be issued New Empatan Shares. Instead, the New Empatan Shares to which Ineligible Foreign Holders would otherwise be entitled to under the Option Scheme will be issued to the Sale Agent and sold through the Share Sale Facility, with the Share Sale Facility Proceeds being remitted to those SMX Shareholders.

1.6	Scheme Meeting, Option Scheme Meeting and General Meeting for Capital Reduction

Each of the Scheme Meeting, Option Scheme Meeting and General Meeting will be held as a virtual meetings commencing at 9.00AM on 1 February 2023 with the Scheme Meeting, followed by the Option Scheme Meeting and 9.30AM and the General Meeting at 10.00AM. There will be no physical meeting where SMX Shareholders and SMX Optionholders (and any proxies) can attend in person. The Notice of each of the Scheme Meeting, the Option Scheme Meeting and the General Meeting convening each of the relevant meetings are included in Annexure I, Annexure J and Annexure K of this Scheme Booklet.

(a)	Scheme Meeting and Option Scheme Meeting

For each of the Schemes to proceed, votes in favour of each of the Schemes must be received from both:

(i)

a majority in number (more than 50%) of SMX Shareholders or SMX Optionholders present virtually and voting at the Scheme Meeting or Option Scheme Meeting (whether personally or by proxy, attorney, or in the case of a SMX Shareholder or proxy who is a corporation, by corporate representative) (Headcount Test); and

(ii)

at least 75% of the total number of SMX Shares or SMX Options (determined by reference to the value of each of the SMX Options as further described in Section 3.6(b)) voted at the relevant Scheme Meeting by SMX Shareholders or Option Scheme Meeting by SMX Optionholders (personally or by proxy, attorney, or in the case of a SMX Shareholder or proxy who is a corporation, by corporate representative).

The passing of each of:

(i)	the Scheme Resolution approving the Scheme; and

(ii)	the Option Scheme Resolution approving the Option Scheme;

is a condition of each the Schemes becoming Effective and being implemented. If the necessary majorities of SMX Shareholders or SMX Optionholders, as the context requires, vote in favour of the relevant Scheme at the Scheme Meeting or the Option Scheme Meeting and all other Scheme Conditions and/or Option Scheme Conditions have been either satisfied or waived (if applicable), the Court will be asked to approve each of the Schemes.

The Court has the power to approve each of the Schemes even if the Headcount Test for each of the Scheme Meeting and Option Scheme Meeting has not been satisfied. The Court may, for example, approve the relevant Scheme if it finds that the vote was unfairly influenced by activities such as share splitting.

(i)	Voting and attendance at the Scheme Meeting

Each person who is registered on the SMX Register as a SMX Shareholder as at 7.00PM (Sydney time) on 30 January 2023, is entitled to be present and vote at the virtual Scheme Meeting, either personally or by proxy, attorney, or in the case of a SMX Shareholder or proxy who is a corporation, by corporate representative. Registered transfers or transmission applications that are registered after this time will be disregarded in determining entitlements to vote at the Scheme Meeting.

(ii)	Voting and attendance at the Option Scheme Meeting

Each person who is registered on the SMX Register as a SMX Optionholder as at 7.00PM (Sydney time) on 30 January 2023, is entitled to be present and vote at the virtual Option Scheme Meeting, either personally or by proxy, attorney, or in the case of a SMX Optionholder or proxy who is a corporation, by corporate representative.

(b)	General Meeting—Capital Reduction

In addition to each of the Scheme Meeting and the Option Scheme Meeting, SMX proposes to undertake a General Meeting to approve the Capital Reduction.

For the Capital Reduction to proceed, it must be approved by a majority, being more than 50% of the votes cast on the resolution by eligible SMX Shareholders who are present and voting, either in person online or by proxy, by attorney or, in the case of a corporation, by its duly appointed corporate representative at the General Meeting.

Each person who is registered on the SMX Register as a SMX Shareholder as at 7.00PM (Sydney time) on 30 January 2023, is entitled to be present and vote at the virtual General Meeting, either personally or by proxy, attorney, or in the case of a SMX Shareholder or proxy who is a corporation, by corporate representative. Registered transfers or transmission applications that are registered after this time will be disregarded in determining entitlements to vote at the General Meeting.

1.7	Exclusivity and competing proposals

Under the terms of the Scheme Implementation Deed, SMX and Lionheart have agreed to certain exclusivity provisions which apply during the Exclusivity Period. Please refer to section Error! Reference source not found. of this Scheme Booklet for further details.

1.8	Break Fees

Under the terms of the Scheme Implementation Deed, SMX and Lionheart will be liable to pay a Break Fee of US$2,000,000 (plus GST if applicable) to the other party in certain circumstances. Please refer to section 11.15 of this Scheme Booklet for further details and 15.10(c) as to the other fees incurred by SMX in relation to the transaction.

1.9	Lionheart Shareholder redemptions

On 8 November 2021, US$126,250,000 of the gross proceeds from the Lionheart Public Offering and the sale of the Private Units was deposited in the Trust Fund with the Trustee. The trust proceeds are invested in US Treasury securities and accrue interest based upon the yield of such securities.

The Lionheart Existing Charter requires Lionheart to provide all holders of shares of its Class A Common Stock with the opportunity to redeem all or a portion of their shares of Class A Common Stock upon the consummation of an initial business combination. Accordingly, if the Business Combination is approved by Lionheart’s shareholders, the Public Shareholders may elect to redeem their shares of Class A Common Stock.

Upon redemption, each redeeming share is entitled to its pro rata portion of the proceeds of the trust. The remaining proceeds of the trust will be provided to Empatan, following the closing.

The redemption rate will only be known on the date of the vote of the Lionheart stockholders which is expected to be held in January 2023.

If sufficient Lionheart Shareholders exercise their redemption rights in connection with the Business Combination and if the sale of some or all of the PIPE fails to close (see Section 1.10 below), Lionheart may lack sufficient funds to consummate the Business Combination.

For the avoidance of doubt, notwithstanding approval of the Schemes and Capital Reduction, if there are insufficient funds to consummate the Business Combination, the Business Combination will not proceed and SMX will continue to exist on the ASX.

1.10	PIPE Financing

Lionheart is actively pursuing to enter into subscription agreements with certain institutional and accredited investors (PIPE Investors), pursuant to which Lionheart will agree to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, up to US$25 million in the aggregate, in securities (PIPE Financing). The securities to be issued pursuant to the subscription agreements will not be registered under the Securities Act of 1933, as amended (the US Securities Act), in reliance upon the exemption provided in section 4(a)(2) of the Securities Act.

In the event of any such failure to fund, any termination of such funding obligations, or if any relevant condition is not satisfied and not waived, Lionheart may not be able to obtain additional funds to account for such shortfall on favourable terms or at all. If the sale of some or all of the PIPE fails to close and sufficient Lionheart Shareholders exercise their redemption rights in connection with the Business Combination, Lionheart may lack sufficient funds to consummate the Business Combination.

For the avoidance of doubt, notwithstanding approval of the Schemes and Capital Reduction, if there are insufficient funds to consummate the Business Combination, the Business Combination will not proceed and SMX will continue to exist on the ASX.

1.11	Cost contribution

SMX, Empatan and Lionheart agree to pay their own costs incurred in connection with preparing, negotiating and undertaking its obligations under the Scheme Implementation Deed, except that Lionheart agrees to pay or reimburse all stamp duty, registration fees and similar taxes payable or assessed as being payable in connection with the Scheme Implementation Deed and each of the Schemes (including any fees, fines, penalties and interest in connection with any of those amounts).

1.12	Carefully read and consider this Scheme Booklet

The Scheme Booklet is designed to provide SMX Shareholders and SMX Optionholders with information to consider before voting on whether the each of the Scheme, Option Scheme and Capital Reduction should proceed at each of the Scheme Meeting, Option Scheme Meeting and General Meeting scheduled for 1 February 2023.

This is an important document. You should read the information in this Scheme Booklet in its entirety before making a decision on how to vote at the relevant Scheme Meeting or General Meeting. If you are in doubt as to what you should do, you should consult your legal, investment or other professional adviser. There is a “Questions and Answers” summary included in Section 2, to help answer any questions you may have. If you have any other questions, please call the SMX investor information line on +972 8 630 6336 (ISR).

2.	Questions and answers

This Section answers some basic questions that you may have about the Scheme, Option Scheme or the Capital Reduction. The information in this Section is a summary only which you should read in conjunction with the entire Scheme Booklet (including the recommendation of the SMX Directors and the key reasons for those recommendations as set out in Section 4) before deciding how to vote on each of the Schemes and the Capital Reduction.

Questions	Answers

Questions about the Scheme

What are the Schemes and the Capital Reduction?

On 26 July 2022, SMX announced a proposal under which Empatan agreed to acquire all of the shares of SMX by way of a scheme of arrangement. Empatan will provide the Scheme Consideration to the Scheme Participants.

There are three distinct and interrelated components to the proposed transaction relevant to SMX Shareholders and SMX Optionholders:

•  Option Scheme;

•  Scheme; and

•  Capital Reduction.

In addition, it is proposed that Lionheart will become a wholly owned subsidiary of Empatan in accordance with the Business Combination Agreement. SMX Shareholders and SMX Optionholders will not be voting in relation to the Business Combination.

Option Scheme

The Option Scheme is between SMX and the SMX Optionholders in relation to the SMX Options and requires approval by both the SMX Optionholders and the Court.

The Option Scheme is subject to a number of conditions, which are summarised in section 12.9.

If the Option Scheme is approved and implemented:

•  all SMX Options you own will be deemed to have been exercised on a Cashless Exercise basis;

•  on exercise of the SMX Options you will receive SMX Shares; and

•  those SMX shares will be cancelled in exchange for shares in Empatan, as outlined below.

Scheme and Capital Reduction

The Scheme is between SMX and the SMX Shareholders in relation to the SMX Shares and requires approval by both the SMX Shareholders and the Court.

The Scheme is subject to a number of Scheme Conditions which are summarised in Section 11.10.

The Capital Reduction requires approval by SMX Shareholders.

If the Scheme and Capital Reduction are approved and implemented:

•  all SMX Shares you own will be cancelled;

•  you will become an Empatan Shareholder;

Questions	Answers
• SMX will become a wholly owned Subsidiary of Empatan; and • SMX will be delisted from ASX.

What is this Scheme Booklet for?

Each of the Schemes and the Capital Reduction will only proceed if it is approved by the necessary majorities of SMX Shareholders or SMX Optionholders at the Scheme Meeting, Option Scheme Meeting and General Meeting, which are scheduled to occur on 1 February 2023. This Scheme Booklet is designed to provide SMX Shareholders and SMX Optionholders with information to consider before they vote at the Scheme Meeting, Option Scheme Meeting or General Meeting on whether the Schemes and Capital Reduction should proceed.

You should read this Scheme Booklet in its entirety before making a decision as to how to vote on the resolutions to be considered at each of the Scheme Meeting, Option Scheme Meeting and General Meeting.

What are the benefits of the Schemes and the Capital Reduction?

The SMX Board believes that the Schemes and Capital Reduction, when considered together, are the best opportunities to realise value currently available for SMX Shareholders and SMX Optionholders, in the absence of an SMX Superior Transaction.

In forming that view, the SMX Board believes that the advantages of each of the Schemes and the Capital Reduction to SMX Shareholders and SMX Optionholders include the following:

•  the Scheme Consideration represents an attractive premium to recent trading prices of SMX Shares, including as to the trading prices in the 3 months prior to the publication of the Scheme Booklet; details of the share price performance of SMX in the 3 months prior to publication of the Scheme Booklet are set out at 5.23 of the Booklet

•  the Scheme Consideration is approximately US$200 million (in New Empatan Shares);

•  SMX Shareholders will receive shares in a larger NASDAQ-listed company with a stronger balance sheet and enhanced share trading liquidity. Additionally, with increased scale, resources and market capitalisation, the Merged Group is expected to have a greater ability to pursue strategic growth opportunities.

Further information regarding the advantages and reasons to vote in favour of each of the Schemes and the Capital Reduction is set out in Sections 4.2 and 4.3.

Questions	Answers

What are the disadvantages of voting in favour of the Schemes and the Capital Reduction?

The reasons why you may choose to vote against each of the Schemes and/or the Capital Reduction may include:

•  you may disagree with the SMX Directors’ recommendation or the conclusion of the Independent Expert;

•  you may consider that there is the potential for a SMX Superior Proposal to be made in the foreseeable future;

•  the tax consequences of either or both of the Schemes (which are outlined further in Annexure A) may not be suitable for you considering your individual circumstances;

•  you may wish to maintain an interest in a publicly listed investment with SMX’s specific characteristics; and

•  the Schemes may be subject to conditions that you consider unacceptable.

Further information regarding the disadvantages and reasons to vote against the Schemes is set out in Section 4.4.

What are the risks of each of the Schemes and the Capital Reduction?

The risks to the Schemes and the Capital Reduction proceeding include:

•  each of the Schemes and the Capital Reduction will not go ahead unless SMX Shareholders or SMX Optionholders, as the case may be, vote in favour of each of the Schemes and the Capital Reduction in the majorities described in Section 11.10 and 12;

•  each of the Schemes will not go ahead unless the Court approves;

•  each of the Schemes will not go ahead unless the relevant Scheme Conditions are satisfied or waived—see Section 11.10 and 12.9 for a summary of the Scheme Conditions for each of the Schemes;

•  the valuation of US$200 million attributed to SMX is dependent on certain events occurring; and

•  implementation of the Business Combination is subject to the risks relating to Lionheart Shareholder redemptions and PIPE Financing as set out in Sections 10.7(b) and 10.7(c).

Questions	Answers
SMX Shareholders and SMX Optionholders should consider these risks as well as the risks outlined in Section 10 carefully before deciding how to vote on each of the Schemes and the Capital Reduction.

What will I receive if each of the Schemes and the Capital Reduction are implemented?

Option Scheme consideration

If the Option Scheme is implemented, for each SMX Option you hold on the Option Scheme Record Date, you will be receive SMX Shares in accordance with a Black Scholes Model (BSM) calculation for each relevant tranche of SMX Options.

Following the Cashless Exercise of the SMX Options and issue of SMX Shares, you will be entitled to receive the Cancellation Consideration as set out below.

Further details of the Option Scheme Consideration, including information about the BSM calculation and how it applies to you, is set out in Section 12.4.

Note: Option Scheme Participants will not be eligible to vote at the Scheme Meeting. However, Option Scheme Participants will be eligible to vote at the Option Scheme Meeting and subsequently to receive the Cancellation Consideration.

Scheme and Capital Reduction consideration

If the Scheme and Capital Reduction are implemented, for each SMX Share you hold on the Scheme Record Date you will be entitled to receive the Scheme Consideration (that is 1 New Empatan Share for every 10.3207 SMX Shares held, subject to adjustments as described at Section 11.4).

SMX Shareholders who are Ineligible Foreign Holders will not be issued New Empatan Shares. Instead, the New Empatan Shares to which Ineligible Foreign Holders would otherwise be entitled to under the Scheme will be issued to the Sale Agent and sold through the Share Sale Facility, with the Share Sale Facility Proceeds being remitted to those SMX Shareholders.

Further details of the Scheme Consideration is set out in Section 11.10 and 12.9.

What do the SMX Directors recommend?	The SMX Board unanimously recommends that all SMX Shareholders and SMX Optionholders vote in favour of each of the Schemes at the Scheme Meeting and Option Scheme Meeting and SMX Shareholders vote in favour of the Capital Reduction at the General Meeting, in the absence of an SMX Superior Proposal.

Questions	Answers

How do the SMX Directors intend to vote in respect of their own SMX Shares and SMX Options?	In the absence of an SMX Superior Proposal, each SMX Director who holds SMX Shares or SMX Options, or on whose behalf SMX Shares or SMX Options are held, intends to vote in favour of each of the Schemes at each of the Scheme Meeting and the Option Scheme Meeting and the Capital Reduction at the General Meeting.

What is the opinion of the Independent Expert?

The Independent Expert has considered each of the Schemes and the Capital Reduction and has concluded that the Scheme Consideration and the Option Scheme Consideration are in the best interests of SMX Shareholders and SMX Optionholders in the absence of a Superior Proposal.

The Independent Expert’s Report is set out in full in Annexure B.

What happens if a Competing Proposal emerges?

Until the Scheme is approved by the Court, other parties may make unsolicited proposals to acquire SMX. If during the Exclusivity Period under the Scheme Implementation Deed SMX is approached in relation to an actual or potential SMX Competing Transaction, it must notify Lionheart of the approach.

If a SMX Competing Transaction is a SMX Superior Proposal, Lionheart will be given 5 Business Days to make a matching offer by proposing revisions to the Scheme Implementation Deed. If following receipt of proposed revisions to the Scheme Implementation Deed, the SMX Board that the SMX Competing Transaction would continue to constitute an SMX Superior Proposal if such revisions proposed by Lionheart were to be given effect, then SMX and Lionheart must use commercially reasonable endeavours to enter into an amended agreement giving effect to the proposed revisions within 10 Business Days.

Further details regarding Lionheart’s exclusivity rights under the Scheme Implementation Deed are set out in Section 4.4(j).

How will the Schemes and the Capital Reduction be implemented?

Each of the Schemes will be implemented by way of a scheme of arrangement between SMX and SMX Shareholders or SMX Optionholders, as the case may be, pursuant to which:

•  under the Option Scheme, all Scheme Options will be exercised, eligible SMX Optionholders will be issued SMX Shares and will receive the Cancellation Consideration noted below; and

•  under the Scheme and Capital Reduction, all Scheme Shares will be cancelled, SMX will become a wholly owned subsidiary of Empatan and Empatan will provide the Scheme Consideration (being New Empatan Shares) to those SMX Shareholders who are Scheme Participants.

Questions	Answers

Further details on how the Scheme will be implemented are set out in Sections 11 and 12.

When will each of the Schemes become Effective?

Subject to satisfaction or waiver of any outstanding Scheme Conditions and the approval of the Court, it is expected that the Scheme will become Effective on 6 February 2023.

Further details about the timetable are set out under the heading “Important Dates” at the front of this Scheme Booklet.

What happens if the Schemes and/or the Capital Reduction do not proceed?

If each of the Schemes and the Capital Reduction are not approved by the requisite majorities at each of the Scheme Meeting, Option Scheme Meeting and the General Meeting (or the Schemes are approved at the Scheme Meeting and Option Scheme Meeting but is not approved by the Court or the Scheme Conditions or Option Scheme Conditions are not satisfied or waived), then the Schemes and the Capital Reduction will not be implemented.

In this situation:

•  material transaction costs and expenses incurred by SMX as part of implementing each of the Schemes and the Capital Reduction estimated at approximately US$2.5 million will be indirectly borne by SMX Shareholders for no purpose;

•  the benefits of each of the Schemes and the Capital Reduction will not be realised, and the disadvantages of each of the Schemes and the Capital Reduction will not arise;

•  SMX Shareholders will not receive the Scheme Consideration and will retain their interests in SMX Shares (or SMX Options) and continue to collectively control SMX;

•  SMX will remain an independent company and focus on its current business and strategic plans;

•  SMX will continue to operate under the existing corporate structure including incurring ongoing costs involved in operating a listed public company;

•  the rights of SMX Shareholders and SMX Optionholders will remain unchanged; and

Questions	Answers

•  SMX would pay its remaining unpaid costs involved in the deal out of available cash reserves.

Further details are set out in Sections 4.3, 11.6(a) and 12.6.

If the Schemes and the Capital Reduction do not proceed as a result of an SMX Competing Transaction being recommended by the SMX Board or where a member of the SMX Board withdraws or adversely modifies their recommendation or voting intention as outlined in Section 4.1 with respect to the Scheme or the Option Scheme (except in certain circumstances including if the Independent Expert changes its recommendation for any reason (other than because of an SMX Competing Transaction)), SMX will be liable to pay a Break Fee of US$2,000,000 (plus GST if applicable) to Lionheart, in addition to the above consequences.

What will be the effect of the Schemes and the Capital Reduction on SMX Shareholders?

If the Schemes and Capital Reduction are implemented:

•  all SMX Options will be exercised by a Cashless Exercise and SMX Optionholders will be issued SMX Shares;

•  SMX Shareholders (including new SMX Shareholders resulting from the Option Scheme) will have all their SMX Shares cancelled;

•  in consideration for the cancellation of their SMX Shares, each SMX Shareholder will receive the Scheme Consideration being New Empatan Shares and all Option Scheme Participants will receive the Cancellation Consideration, being New Empatan Shares;

•  SMX will become a Subsidiary of Empatan;

•  SMX Shares will cease to be quoted on ASX and SMX will be delisted.

Further details are set out in Sections 11.8 and 12.7.

What happens if the Schemes and /or the Capital Reduction are not approved by the requisite majorities?	The Schemes and Capital Reduction will not proceed.

Questions about Empatan and the Merged Group

Who is the Bidder?	Empatan is a public limited company incorporated in Ireland on 1 July 2022 in accordance with the Irish Companies Act.

Questions	Answers

In accordance with the Scheme Implementation Deed, Empatan will hold all of the shares in SMX following the implementation of the Scheme, including the Option Scheme and the Capital Reduction, issue the Scheme Consideration to the Scheme Participants and apply for listing on the NASDAQ. Empatan has not conducted and has no current intention to conduct any business other than entering into the Scheme Implementation Deed and entering into any documents and agreements and performing the acts which are detailed in this Scheme Booklet.

Further details about Empatan is set out in Section 7.2.

How will the Merged Group be formed?

Subject to implementation of each of the Schemes, Capital Reduction and the Business Combination, the Merged Group will be formed as a result of:

•  Empatan acquiring all of the share capital in SMX by way of the Schemes and Capital Reduction, resulting in SMX becoming a wholly owned subsidiary of Empatan; and

•  Lionheart and Merger Sub undergoing the Business Combination pursuant to which Merger Sub will merge with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of Empatan.

As a result of the Schemes, Capital Reduction and Business Combination, the Merged Group will be formed. Further details in relation to implementation of the Schemes, Capital Reduction and Business Combination are set out in Section 11, 12 and 13.

Who will be the directors of Empatan following the implementation of the Schemes?

Following implementation of the Schemes, Empatan will have the following directors:

Haggai Alon

Ophir Sternberg

Zeren Browne

Pauline Khoo

Amir Bader

Tom Hawkins

Roger Meltzer

Further details about the intended directors of Empatan following the implementation of the Schemes, Capital Reduction and Business Combination are set out in Section 8.11.

Questions	Answers

What are the intentions of the Empatan Board in relation to the business and assets of SMX?

Subject to Empatan conducting an operational review of SMX post-Implementation and as otherwise set out in this Scheme Booklet, it is the current intention of Empatan that:

•  the business of SMX will continue in the same manner as at the date of this Scheme Booklet;

•  there will be no major changes to the SMX business; and

•  there will be no redeployment of the fixed assets of SMX.

Further details about Empatan’s intentions concerning SMX and its business are set out in Section 8.2.

What are the intentions of the Empatan Board in relation to the employees of SMX?

Subject to Empatan conducting an operational review of SMX post-Implementation and as otherwise set out in this Scheme Booklet, Empatan intends to continue the employment of current SMX employees.

The senior management team of the Merged Group is expected to consist of the following members:

Chief Executive Officer – Haggai Alon

Chief Financial Officer– Limor Lotker

Further details about Empatan’s intentions concerning SMX and its business are set out in Section 8.2.

Will there be changes to the strategy of Empatan following the implementation of the Schemes and Capital Reduction?

Empatan intends to apply the current strategy of SMX in relation to the Merged Group following implementation of the Schemes, Capital Reduction and Business Combination, as set out in Section 5.5.

Further details about Empatan’s strategy for the Merged Group is set out in Section 8.2.

Questions about your entitlement

Who is entitled to receive the Scheme Consideration or the Cancellation Consideration?

Only Scheme Participants, being persons registered as holders of SMX Shares on the Record Date (currently anticipated to be 7.00PM (Melbourne Time) on 8 February 2023), will be entitled to receive the Scheme Consideration.

Only Option Scheme Participants, being persons registered as holders of SMX Options on the “Option Scheme Meeting Record Date” (which will be a date determined by the Court), will be entitled to receive the Cancellation Consideration.

Questions	Answers

What if I am an Ineligible Foreign Holder

Empatan will not issue New Empatan Shares to Ineligible Shareholders, being SMX Shareholders who have an address outside Australia, British Virgin Islands, Canada, France, Israel, Singapore, Luxembourg, Netherlands, United Kingdom and United States, unless SMX is satisfied acting reasonably (after consulting with Empatan), that the laws of that place permit the offer and issue of the New Empatan Shares to that SMX Shareholder and it is not unduly onerous, expensive or impracticable for Empatan to do so.

New Empatan Shares that cannot be issued to Ineligible Foreign Holders will be issued to the Sale Agent and sold under the Share Sale Facility. The Share Sale Facility Proceeds will be distributed to the relevant Ineligible Foreign Holders.

See Section 11.17 and 12.11 of this Scheme Booklet for further information.

Why has the exchange ratio of New Empatan Shares for every SMX Shares held been selected?

The ratio has been selected by SMX and Empatan having regard to:

•  the recent share trading price of Lionheart Shares on the NASDAQ and the SMX Shares on the ASX up until the announcement of the Scheme; and

•  inherent value of the assets and potential of each of Empatan, Lionheart and SMX; and

•  the benefits (including expected synergies) of combining the businesses.

On account of the Standby Facility and Bridge Loan, the ratio of New Empatan Shares that each Scheme Participants will be entitled to is likely to change based on the following formula:

where:

NPS is the number of New Empatan Shares per SMX Share;

A  is the total number of SMX Shares on issue as at the Record Date (or which would be on issue if all securities of SMX convertible into SMX Shares had converted on that date, other than Scheme Options and Employee Share Options);

B   is the total number of Option Exercise Shares to be issued on exercise of all Scheme Options on a Cashless Exercise basis under the Option Scheme;

C   is the total number of Employee Share Options on issue as at the Record Date; and

N  is 20,000,000.

Questions	Answers

The Scheme Consideration represents a 383% premium to SMX’s 1-month VWAP and a premium of 448% to the 3-month VWAP prior to the announcement of the Scheme of A$0.2936 and A$0.2585, respectively[3]. It also represents a premium of 850% on the closing price at the Last Practicable Date, at which point SMX shares were trading at $0.15 per share

Are there any differences between my SMX Shares and the New Empatan Shares I will receive?

Yes, there are certain important differences between the rights attaching to the New Empatan Shares and the SMX Shares.

Section 7.9 includes a summary of the rights and liabilities attaching to the New Empatan Shares.

Will I be required to pay broker fees or stamp duty?

Subject to the approval of the Irish Revenue Commissioners (IRC), you should not incur any broker fees or stamp duty in respect of the implementation of the Scheme, the Option Scheme or the Capital Reduction.

However, this will depend on how the shares are to be held (ie in or out of a DTC) and whether IRC approval is obtained. See Annexure A for more details regarding the tax treatment and stamp duty treatment.

Furthermore, if you are an Ineligible Foreign Holder, brokerage fees will be deducted from the sale proceeds of the New Empatan Shares sold through the Share Sale Facility by the Sale Agent. See Section 11.5 for further details regarding the Share Sale Facility.

When will I receive my Scheme Consideration or the Cancellation Consideration?

On the Scheme Implementation Date, Empatan will issue the Scheme Consideration (being the New Empatan Shares) to the Scheme Participants.

Empatan will ensure that the New Empatan Shares issued:

•  rank equally with all Empatan Shares then on issue;

•  be duly and validly issued in accordance with applicable laws and the Empatan Constitution; and

•  be issued fully paid and free from all encumbrances and interests of third parties.

In the case of joint holders of Scheme Shares, the Scheme Consideration will be issued and registered in the names of the joint holders.

Statements detailing your holding of the New Empatan Shares are expected to be despatched within 2 Business Days after the Scheme Implementation Date.

[3]	As of 26 July 2022.

Questions	Answers

The Scheme Implementation Date is currently expected to be 15 February 2023. See Sections 1.5 and 11.6(i) for further details.

What is the Share Sale Facility?

Following the Scheme Implementation Date, the Sale Agent will sell under the Share Sale Facility the New Empatan Shares that would have otherwise been issued to Ineligible Foreign Holders.

Interest will not be paid on any Share Sale Facility Proceeds.

There is no guarantee that there will be a liquid market for the New Empatan Shares. Prices for Empatan Shares may rise and fall during the sale period and will depend on many factors, including the demand for and supply of Empatan Shares.

Please see Section 11.5 of this Scheme Booklet for more information.

Can I sell my SMX Shares now?

If the Scheme becomes Effective, SMX Shares will cease trading on ASX at the close of trading on the Effective Date, currently expected to be 6 February 2023. Accordingly, you can sell your SMX Shares on market at any time before the close of trading on the Effective Date. If the Scheme becomes Effective, no transfers of SMX Shares will be registered after the Scheme Record Date, expected to be 8 February 2023, other than to Empatan on the Scheme Implementation Date.

See Section 11.17 for further details.

What are the tax implications of each of the Schemes?

The general taxation implications of each of the Schemes for SMX Shareholders and SMX Optionholders who are residents in Australia and Israel are set out in Annexure A.

This Scheme Booklet does not contain a discussion of the taxation consequences of the Schemes for SMX Shareholders or SMX Optionholders outside Australia or Israel.

It is recommended that you consult with your financial, legal, taxation or other professional adviser prior to making a decision on how to vote on the Scheme. Your decision should be based on your own investment objectives, financial situation, taxation position and particular needs.

Questions	Answers

Annexure A also discusses the taxation implications of holding Empatan Shares following the implementation of the Schemes under Irish law.

What is the Proxy Form enclosed with this Scheme Booklet?

If you wish to vote at either of the Scheme Meeting and Option Scheme Meeting but will be unable to participate at the virtual Scheme Meeting and Option Scheme Meeting, you should complete and return the enclosed Proxy Form. You do not need to complete the Proxy Form if you intend to vote personally or by attorney, or in the case of a SMX Shareholder, by corporate representative at the virtual Scheme Meeting and Option Scheme Meeting.

For further details regarding proxy voting and submitting the Proxy Form for the Scheme Meeting, Option Scheme Meeting or General Meeting or see Section 3 and the Notices of Meetings in Annexures I, J and K.

Questions about conditions to be satisfied to allow the Scheme to proceed

What are the key conditions to be satisfied before the Schemes can proceed?

There are a number of outstanding Scheme Conditions set out in the Scheme Implementation Deed that will need to be satisfied or waived before the Scheme and Option Scheme can be completed.

These key conditions include:

•  SMX Shareholders approving the Scheme at the Scheme Meeting and the Capital Reduction at the General Meeting;

•  SMX Optionholders approving the Option Scheme at the Option Scheme Meeting;

•  no SMX Material Adverse Effect occurring between 26 July 2022 and 8.00am on the Second Court Date;

Questions	Answers

•  no SMX Prescribed Event occurring between 26 July 2022 and 8.00am on the Second Court Date;

•  each of the SMX Warranties, the Lionheart Warranties and Empatan Warranties is true and correct in all material respects on the date those representations and warranties are given; and

•  the Court approving the Scheme and the Option Scheme.

In addition to the above conditions of the Scheme Implementation Deed, each of the Schemes and the Capital Reduction will be conditional on shareholder approval of the Business Combination by Lionheart Shareholders. The conditions for the Business Combination are set out in Section 13.4.

These are not the only conditions. The conditions that must be satisfied or waived are discussed in Section 11.10 and set out in full in the Scheme Implementation Deed which is reproduced in Annexure D.

What other information is available?

This Scheme Booklet provides detailed information in relation to the Scheme that all SMX Shareholders should read.

If you have any questions or require further information, please call SMX on +972 8 630 6336 (ISR)

Questions about the Scheme Meeting, Option Scheme Meeting and General Meeting and voting

When and where will the Scheme Meeting, Option Scheme Meeting and General Meeting be held?

The Scheme Meeting, Option Scheme Meeting and General Meeting will be held, from 9.00AM on 1 February 2023.

In accordance with the Corporations Act and the SMX Constitution, the Scheme Meeting, Option Scheme Meeting and General Meeting will each be held as a virtual meeting.

SMX Shareholders or SMX Optionholders, as the case may be, wishing to vote, or their attorneys or in the case of a SMX Shareholder or SMX Optionholder or proxy which is a corporation, corporate representatives, can participate in the relevant virtual meeting by logging in online at:

•  Scheme Meeting - https://www.votingonline.com.au/smxsharescheme ;

Questions	Answers

•  Option Scheme Meeting - https://www.votingonline.com.au/smxoptionscheme ; and

•  General Meeting - https://www.votingonline.com.au/smxgm2023 .

Note, if you have appointed a proxy and subsequently wish to attend the meeting yourself, the proxy will retain your vote and you will be unable to vote yourself unless you have notified the registrar of the revocation of your proxy appointment before the commencement of the meeting.

There will be no physical meeting where SMX Shareholders, SMX Optionholders and proxies can attend in person.

What will the SMX Shareholders and SMX Optionholders be asked to vote on at each of the Option Scheme Meeting, Scheme Meeting and General Meeting?

Option Scheme Meeting

At the Option Scheme Meeting, SMX Optionholders will be asked to vote on whether to approve the Option Scheme by voting on the Option Scheme Resolution.

The Option Scheme Resolution is set out in the Notice of the Option Scheme Meeting attached in Annexure J.

Scheme Meeting

At the Scheme Meeting, SMX Shareholders will be asked to vote on whether to approve the Scheme by voting on the Scheme Resolution.

The Scheme Resolution is set out in the Notice of the Scheme Meeting attached in Annexure I.

General Meeting

At the General Meeting, SMX Shareholders will be asked to vote on whether to approve the Capital Reduction by way of voting on the Capital Reduction Resolution.

The Capital Reduction Resolution is set out in the Notice of General Meeting attached in Annexure K.

Who is entitled to vote at the General Meeting, Option Scheme Meeting and Scheme Meeting?

Option Scheme Meeting

SMX Optionholders on the SMX Register at 9.00AM on 30 January 2023 will be entitled to vote at the Option Scheme Meeting. Further details about voting rights and procedures are set out in Section 3 and in the Notice of Option Scheme Meeting in Annexure J.

Questions	Answers

Scheme Meeting and General Meeting

SMX Shareholders on the SMX Register at 9.00AM on 30 January2023 will be entitled to vote at the Scheme Meeting and General Meeting. Further details about voting rights and procedures are set out in Section 3 and in the Notice of Scheme Meeting in Annexure I and Notice of General Meeting in Annexure K.

What approvals are required at the Scheme Meeting, Option Scheme Meeting and General Meeting?

Scheme Meeting and Option Scheme Meeting

For each of the Schemes to be approved, votes in favour of the Scheme and Option Scheme must be received from both:

•  a majority in number (more than 50%) of SMX Shareholders or SMX Optionholders present and voting (whether personally or by proxy, attorney, or in the case of a SMX Shareholder, SMX Optionholder or proxy who is a corporation, by corporate representative ) at the Scheme Meeting or Option Scheme Meeting; and

•  at least 75% of the total number of SMX Share or SMX Options (determined by reference to the value of each of the SMX Options as further described in Section 3.6(b)) voted at the Scheme Meeting or Option Scheme Meeting (whether personally or by proxy, attorney, or in the case of a SMX Shareholder, SMX Optionholder or proxy who is a corporation, by corporate representative).

General Meeting

For the Capital Reduction to be approved, it must be approved by a majority, being more than 50% of the votes cast on the resolution by eligible SMX Shareholders who are present and voting, (whether personally or by proxy, attorney, or in the case of a SMX Shareholder or proxy who is a corporation, by corporate representative) at the General Meeting.

Is voting compulsory?	No, voting is not compulsory. However, your vote is important. If you cannot attend the Scheme Meeting, Option Scheme Meeting or General Meeting, you should complete and return the relevant Proxy Form enclosed with the Scheme Booklet. For further details regarding proxy voting and submitting the Proxy Form for the Scheme Meeting, Option Scheme Meeting and General Meeting, see Section 3.

Will I be bound by the Scheme even if I vote against the Scheme?	If the Scheme and Option Scheme become Effective, they will bind all SMX Shareholders and SMX Optionholders, including those who voted against them and those who did not vote at all.

Questions	Answers

How can I vote if I cannot participate in the Scheme Meeting, Option Scheme Meeting or General Meeting?

If you would like to vote but cannot participate in the Scheme Meeting, Option Scheme Meting or General Meeting, you can vote by submitting your proxy online at via the relevant link for either of the Scheme Meeting, Option Scheme or General Meeting, at:

Shareholder Scheme Meeting: https://www.votingonline.com.au/smxsharescheme

Optionholder Scheme Meeting: https://www.votingonline.com.au/smxoptionscheme

General Meeting: https://www.votingonline.com.au/smxgm2023

and following the instructions in the relevant enclosed Proxy Form. You will require the information on your Proxy Form to lodge your Proxy Form through the website;

•  by mailing a completed Proxy Form to the SMX Registry at Boardroom Pty Limited, GPO Box 3993, Sydney NSW 2001;

•  appointing an attorney to participate in the Scheme Meeting, Option Scheme Meeting or General Meeting and vote on your behalf; or

•  appointing a corporate representative if that option is applicable to you.

For details on how to vote please refer to Sections 3.7 and 3.8 of this Scheme Booklet and the Virtual Meeting Online Guide contained in Annexure L of this Scheme Booklet.

When will the results of the Scheme Meeting be known?

The results of the Scheme Meeting are expected to be available shortly after the conclusion of the meeting and will be announced to ASX (www.asx.com.au) once available.

Even if the Scheme is approved by the requisite majority at the Scheme Meeting, the Scheme is still subject to the approval of the Court (as well as other Scheme Conditions).

3.	What to do and how to vote

3.1	Carefully read and consider this Scheme Booklet

This is an important document. You should read the information in this Scheme Booklet in its entirety before making a decision on how to vote at each of the Scheme Meeting, Option Scheme Meeting and General Meeting. If you are in doubt as to what you should do, you should consult your legal, investment or other professional adviser.

3.2

Consider the reasons to vote in favour of each of the Schemes and the Capital Reduction, the disadvantages of voting in favour of each of the Schemes and the Capital Reduction, and the risks of each of the Schemes and the Capital Reduction

Refer to Section 4.2 for a discussion of the reasons to vote in favour of the each of the Schemes and the Capital Reduction, Section 4.4 for a discussion of the disadvantages of voting in favour of each of the Schemes and the Capital Reduction, and Section 4.3 for a discussion of the consequences if each of the Schemes and the Capital Reduction do not proceed.

3.3	Consider the recommendation of the SMX Directors’ and the opinion of the Independent Expert

The SMX Board unanimously recommends that, in the absence of a Superior Proposal, you vote in favour of each of the Schemes at the Scheme Meeting and Option Scheme Meeting and the Capital Reduction at the General Meeting. Each SMX Director who holds SMX Shares, or on whose behalf SMX Shares are held, intends to vote in favour of the Scheme at the Scheme Meeting, and the Option Scheme at the Option Scheme Meeting, in the absence of a Superior Proposal.

With respect to the recommendations of Messrs Alon and Hofland, SMX Shareholders and SMX Optionholders should have regard to the fact that, if the Schemes and Capital Reduction become Effective, Messrs Alon and Hofland will receive certain benefits. With respect to Mr Alon, these benefits include incentives under his employment with Empatan, including an increase in his salary as set out in Section 8.11(b)(i) in addition to payment of the Scheme Consideration for the SMX Shares (and the Cancellation Consideration for the SMX Options which convert to SMX Shares as a result of the Option Scheme). With respect to Mr Hofland, these benefits include incentives resulting from the operation of his employment agreement with SMX, including an increase in his salary as set out in Section 15.4(c)(i) and 15.4(a).

The Independent Expert has concluded that the Scheme Consideration is in the best interest of SMX Shareholders in the absence of a Superior Proposal.

3.4	Scheme Meeting, Option Scheme Meeting and General Meeting

Each of the Scheme Meeting, Option Scheme Meeting and the General Meeting will be held as virtual meetings at the following times:

(a)	the Scheme Meeting to resolve to proceed with and implement the Scheme will be held virtually at 9.00AM on 1 February 2023

(b)	the Option Scheme Meeting to resolve to proceed with and implement the Option Scheme will be held virtually at 9.30AM on 1 February 2023; and

(c)	The General Meeting to resolve to proceed with the Capital Reduction will be held virtually at 10.00AM on 1 February 2023.

There will be no physical meeting where SMX Shareholders or SMX Optionholders, as the case may be, and proxies can attend in person. A virtual meeting for the Scheme and the Option Scheme has been authorised by the Court at the First Court Hearing. A virtual meeting for the General Meeting is authorised under rule 15.3 of the SMX Constitution.

Please refer to Sections 3.7 and 3.8 below for further details on how to participate in the Scheme Meeting, Option Scheme Meeting and the General Meeting.

The Notices convening each of the Scheme Meeting, Option Scheme Meeting and General Meeting are contained in Annexure I, Annexure J and Annexure K. A personalised Proxy Form is also enclosed with this Scheme Booklet.

(a)	Scheme Meeting and Option Scheme Meeting

For each of the Scheme and the Option Scheme to proceed, votes in favour of the relevant Scheme must be received from both:

(i)

a majority in number (more than 50%) of SMX Shareholders or SMX Optionholders, as the case may be, present and voting at the Scheme Meeting or Option Scheme Meeting (whether personally or by proxy, attorney, or in the case of a SMX Shareholder, SMX Optionholder or proxy who is a corporation, by corporate representative) (Headcount Test); and

(ii)

at least 75% of the total number of SMX Shares or SMX Options (determined by reference to the value of each of the SMX Options as further described in Section 3.6(b)), as the case may be, voted at the Scheme Meeting or Option Scheme Meeting by SMX Shareholders or SMX Optionholders (personally or by proxy, attorney, or in the case of a SMX Shareholder or SMX Optionholder, or proxy who is a corporation, by corporate representative).

The Court has a statutory discretion to disregard the Headcount Test for the purposes of the Scheme Meeting and Option Scheme Meeting.

The passing of the resolutions approving the Scheme and Option Scheme is a condition of the Scheme and Option Scheme becoming Effective and being implemented.

(b)	General Meeting

In addition to the Scheme Meeting and Option Scheme Meeting, SMX proposes to hold a General Meeting to approve the Capital Reduction.

For the Capital Reduction to proceed, it must be approved by a majority, being more than 50% of the votes cast on the resolution by eligible SMX Shareholders who are present and voting, either in person online or by proxy, by attorney or, in the case of a corporation, by its duly appointed corporate representative at the General Meeting.

3.5	Vote on the Schemes and the Capital Reduction in person online or by proxy

Your Directors urge all SMX Shareholders or SMX Optionholders to vote on the Scheme, Option Scheme or the Capital Reduction, as applicable, at each of the Scheme Meeting, Option Scheme Meeting and General Meeting. Each of the Schemes and the Capital Reduction affects your SMX Shares of SMX Options and your vote at the Scheme Meeting, Option Scheme Meeting and/or the General Meeting is important in determining whether each of the Schemes and the Capital Reduction proceed. Voting entitlements and how to vote instructions follow in Sections 3.6, 3.7 and 3.8 below.

3.6	Voting entitlements

(a)	Scheme Meeting

Each person who is registered on the SMX Register as a SMX Shareholder as at 7.00PM (Sydney time) on 30 January 2023, is entitled to attend and vote at the Scheme Meeting, either by personally participating in the virtual Scheme Meeting or by appointing a proxy, an attorney or, in the case of a SMX Shareholder or proxy who is a corporation, a corporate representative to participate in the Scheme Meeting and vote on your behalf.

Registered transfers or transmission applications that are registered after this time will be disregarded in determining entitlements to vote at the Scheme Meeting.

Voting at the Scheme Meeting will be by poll.

The Notice convening the Scheme Meeting is contained in Annexure I. A Proxy Form for the Scheme Meeting is also enclosed with this Scheme Booklet.

If more than one SMX Shareholder votes in respect of jointly held SMX Shares, only the vote of the SMX Shareholder whose name appears first in the SMX Register will be counted whether the vote is given personally, by attorney or proxy.

(b)	Option Scheme Meeting

Each person who is registered on the SMX Register as a SMX Optionholder as at 7.00PM (Sydney time) on 30 January 2023 , is entitled to attend and vote at the Option Scheme Meeting, either by personally participating in the virtual Option Scheme Meeting or by appointing a proxy, an attorney or, in the case of a SMX Optionholder or proxy who is a corporation, a corporate representative to participate in the Option Scheme Meeting and vote on your behalf.

As discussed above, for the Option Scheme to proceed, votes in favour of the Option Scheme must be received from both:

(i)

a majority in number (more than 50%) of SMX Optionholders present and voting at the Option Scheme Meeting (whether personally or by proxy, attorney, or in the case of a SMX Optionholder or proxy who is a corporation, by corporate representative); and

(ii)

at least 75% of the total number of SMX Options (determined by reference to the value of each of the SMX Options) voted at the Option Scheme Meeting by SMX Optionholders (personally or by proxy, attorney, or in the case of a SMX Optionholder, or proxy who is a corporation, by corporate representative).

As there are a number of tranches of SMX Options on issue with differing exercise prices and expiry dates (as set out in Section 5.17(c)), SMX Optionholders voting entitlements for the purposes of the Option Scheme Meeting will be determined by reference to the value of the relevant SMX Options, calculated in accordance with a Black Scholes Model.

Voting at the Option Scheme Meeting will be by poll.

The Notice convening the Option Scheme Meeting is contained in Annexure J. A Proxy Form for the Option Scheme Meeting is also enclosed with this Scheme Booklet.

If more than one SMX Optionholder votes in respect of jointly held SMX Options, only the vote of the SMX Optionholder whose name appears first in the SMX Register will be counted whether the vote is given personally, by attorney or proxy.

(c)	General Meeting - Capital Reduction

Each person who is registered on the SMX Register as a SMX Shareholder as at 7.00PM (Sydney time) on 30 January 2023, is entitled to attend and vote at the General Meeting for the Capital Reduction, either by personally participating in the virtual General Meeting or by appointing a proxy, an attorney or, in the case of a SMX Shareholder or proxy who is a corporation, a corporate representative to participate in the General Meeting and vote on your behalf.

Registered transfers or transmission applications that are registered after this time will be disregarded in determining entitlements to vote at the General Meeting.

Voting at the General Meeting will be by poll.

The Notice convening the General Meeting is contained in Annexure K. A Proxy Form for the General Meeting is also enclosed with this Scheme Booklet.

If more than one SMX Shareholder votes in respect of jointly held SMX Shares, only the vote of the SMX Shareholder whose name appears first in the SMX Register will be counted whether the vote is given personally, by attorney or proxy.

3.7	Voting at the Scheme Meeting

(a)	Voting in person virtually

SMX Shareholders and SMX Optionholders wishing to vote, or their attorneys or in the case of a SMX Shareholder, SMX Optionholder or proxy which is a corporation, corporate representatives, can participate in the virtual Scheme Meeting, virtual Option Scheme Meeting and virtual General Meeting by logging in online at:

Meeting	Accessible virtual link
Scheme Meeting	https://www.votingonline.com.au/smxsharescheme

Option Scheme Meeting	https://www.votingonline.com.au/smxoptionscheme

General Meeting	https://www.votingonline.com.au/smxgm2023

SMX Shareholders, SMX Optionholders, their attorneys or in the case of SMX Shareholders, SMX Optionholders or proxies which are corporations, corporate representatives, who plan to participate in the virtual Scheme Meeting, virtual Option Scheme Meeting or virtual General Meeting should log in online 15 minutes prior to the time designated for the commencement of each of the relevant meeting, if possible, to register and to obtain a voting card.

(b)	Voting by proxy

SMX Shareholders or SMX Optionholders wishing to appoint a proxy to vote on their behalf at the Scheme Meeting, Option Scheme Meeting or General Meeting must either complete and sign or validly authenticate the personalised Proxy Form which accompanies this Scheme Booklet or lodge their proxy online. A person appointed as a proxy may be an individual or a body corporate.

Proxies participating in the virtual Scheme Meeting, virtual Option Scheme Meeting or virtual General Meeting will receive an email from the SMX Registry prior to the relevant meeting containing details of their proxy number which they will need to use for the online registration process. Proxies are asked to log in online 15 minutes prior to the time designated for the commencement of the relevant meeting, if possible, to register and to obtain a voting card.

Completed Proxy Forms must be delivered to the SMX Registry by 9.00AM on 30 January2023 in any of the following ways:

(i)

By mail in the enclosed reply-paid envelope (or the self-addressed envelope, for SMX Shareholders whose registered address is outside Australia) mailed to the SMX Registry at Boardroom Pty Limited, GPO Box 3993, Sydney NSW 2000.

(ii)	By fax to the SMX Registry on + 61 2 9290 9655;

(iii)

Online if you wish to appoint your proxy online, you should do so by visiting www.votingonline.com.au/smxswharescheme and following the instructions in the enclosed Proxy Form. Online appointments of proxies must be done by 9.00AM on 30 January 2023.

(iv)	By hand to Boardroom Pty Limited, Level 12, 225 George Street, Sydney NSW 2000

Note that in accordance with SMX’s Constitution, If a SMX Shareholder is present either in person or by its corporate representative, and a person appointed by that SMX Shareholder as proxy is also present at that meeting, that person may not exercise the rights conferred by the instrument of proxy while the SMX Shareholder is present.

(c)	Undirected proxies

If a SMX Shareholder or SMX Optionholder nominates the Chair of any of the Scheme Meeting, Option Scheme Meeting or General Meeting as that SMX Shareholder’s or SMX Optionholder’s proxy, the person acting as Chair of the relevant meeting must act as proxy under the appointment in respect of any or all items of business to be considered at the relevant meeting.

If a proxy appointment is signed or validly authenticated by that SMX Shareholder or SMX Optionholder but does not name the proxy or proxies in whose favour it is given, the Chair of the relevant meeting will act as proxy in respect of any or all items of business to be considered at the relevant meeting.

Proxy appointments in favour of the Chair of the relevant meeting, the company secretary or any SMX Director which do not contain a direction as to how to vote will be voted in favour of the relevant resolution(s) at the each of the Scheme Meeting, Option Scheme Meeting and General Meeting, as the case may be (in the absence of a SMX Superior Proposal from another party prior to the date of the relevant meeting).

The Chair intends to vote undirected proxies of which he is appointed as proxy in favour of the resolutions to approve each of the Scheme, Option Scheme and Capital Reduction, as the case may be (in the absence of a SMX Superior Proposal from another party prior to the date of the relevant meeting).

(d)	Voting by attorney

If a SMX Shareholder executes, or proposes to execute any document, or do any act, by or through an attorney which is relevant to that SMX Shareholder’s shareholding or SMX Optionholder’s options in SMX, that SMX Shareholder or SMX Optionholder, as the case relates, must deliver the instrument appointing the attorney to the SMX Registry for notation.

SMX Shareholders or SMX Optionholders wishing to vote by attorney at any of the Scheme Meeting, Option Scheme Meeting and/or the General Meeting must, if they have not already presented an appropriate power of attorney to SMX for notation, deliver to the SMX Registry (at the address, email or facsimile number provided in Section 3.7(b) of this Scheme Booklet) the original instrument appointing the attorney or a certified copy of it by 9.00AM on 30 January 2023.

Any power of attorney granted by a SMX Shareholder or SMX Optionholder will, as between SMX and that SMX Shareholder or SMX Optionholder, continue in force and may be acted on, unless express notice in writing of its revocation or the death of the relevant SMX Shareholder or SMX Optionholder is lodged with SMX.

(e)	Voting by corporate representative

To vote at the Scheme Meeting, Option Scheme Meeting and/or the General Meeting, a SMX Shareholder, SMX Optionholder or proxy which is a corporation may appoint an individual to act as its representative.

To vote by corporate representative at the Scheme Meeting, Option Scheme Meeting and/or the General Meeting, a SMX Shareholder, SMX Optionholder or proxy which is a corporation should obtain a Certificate of Appointment of Corporate Representative from the SMX Registry, complete and sign the form in accordance with the instructions on it. The completed appointment form should be lodged with the SMX Registry (at the address, email or facsimile number provided in Section 3.7(b) of this Scheme Booklet) by 9.00AM on 30 January 2023.

The appointment of a representative may set out restrictions on the representative’s powers.

The original form of appointment of a representative, a certified copy of the appointment, or a certificate of the body corporate evidencing the appointment of a representative is prima facie evidence of a representative having been appointed.

The Chair of the relevant meeting may permit a person claiming to be a representative to exercise the body’s powers even if they have not produced a certificate or other satisfactory evidence of their appointment.

3.8	Guide to participating in the virtual Scheme Meeting, Option Scheme Meeting and General Meeting

In order to watch and participate in the virtual Scheme Meeting, Option Scheme Meeting and/or the General Meeting, please follow the steps outlined in the Virtual Meeting Online Guide contained in Annexure L of this Scheme Booklet.

3.9	If you have any further queries

If you require further information on the voting procedures and details of the relevant resolutions to be voted on at each of the Scheme Meeting, Option Scheme Meeting and General Meeting, please refer to:

Meeting	Annexure
Scheme Meeting	Annexure I

Option Scheme Meeting	Annexure J

General Meeting	Annexure K

The results of each of the Scheme Meeting, Option Scheme Meeting and General Meeting will be available online during the relevant meeting and will be announced to ASX shortly after the conclusion of the relevant meeting.

If you have any questions in relation to the Scheme, Option Scheme or Capital Reduction the Scheme Booklet, any of the Scheme Meeting or Option Scheme Meeting or the General Meeting after reading this Scheme Booklet, please contact your legal, investment or other professional adviser or contact SMX on +972 8 630 6336 (ISR)

If you would like more information about SMX, you can visit the SMX website at www.smx.tech.

If you would like more information about Empatan, you can visit the Empatan website at https://smx.tech/.

If you would like more information about Lionheart, you can visit the Lionheart website at https://lheartcapital.com/our-companies/lionheart-iii/.

4.	Assessment of the Scheme, Option Scheme and Capital Reduction and the reasons it is being proposed

4.1	SMX Board’s recommendation[4]

The SMX Board unanimously recommends that, in the absence of an SMX Superior Proposal, you vote in favour of each of the Scheme, Option Scheme and Capital Reduction at the Scheme Meeting, Option Scheme Meeting and General Meeting (as applicable).

Each SMX Director who holds SMX Shares or SMX Options, or on whose behalf SMX Shares or SMX Options are held, intends to vote in favour of the Scheme, Option Scheme and Capital Reduction at each of the Scheme Meeting, Option Scheme Meeting and General Meeting, in the absence of a Superior Proposal.

In making this recommendation, the SMX Board have, among other things, considered:

(a)	the reasons SMX Shareholders and SMX Optionholders should vote in favour of the Scheme, Option Scheme and Capital Reduction as set out in Section 4.2;

(b)	the consequences if the each of the Scheme, Option Scheme and Capital Reduction do not proceed as set out in Section 4.3; and

(c)	the disadvantages of voting for each of the Scheme, Option Scheme and Capital Reduction as set out in Section 4.4;

The SMX Board may change its recommendation if a Superior Proposal is made. In certain circumstances, a change in recommendation will trigger a Break Fee – see Section 4.4(n) below.

4.2	Why SMX Shareholders and SMX Optionholders should vote in favour of each of the Schemes and the Capital Reduction

The SMX Board believes SMX Shareholders and SMX Optionholders should vote in favour of each of the Schemes and the Capital Reduction at the Scheme Meeting, Option Scheme Meeting and General Meeting, for the following reasons:

(a)

Attractive premium for SMX Shareholders: The Scheme Consideration represents a significant premium to SMX’s recent share trading history up until the announcement of the Scheme and the share issue price for its recent capital raising. The Scheme Consideration represents a:

(i)	383% premium to SMX’s 1-month VWAP prior to the announcement of the Scheme of A$0.2936[5].

(ii)	448% premium to SMX’s 3-month VWAP prior to the announcement of the Scheme of A$0.2585.

(iii)	850% premium to the trading price as at the Last Practicable Date, of $0.15

(b)

Greater scale and financial strength: On implementation of each of the Schemes and the Capital Reduction, SMX Shareholders and SMX Optionholders will receive shares in a larger company with a stronger balance sheet and enhanced share trading liquidity. Additionally, with increased scale, resources and market capitalisation, the Merged Group is expected to have a greater ability to pursue strategic growth opportunities.

(c)

Best interest of SMX Shareholders: The Independent Expert regards each of the Schemes to be fair to SMX Shareholders and SMX Optionholders. The Independent Expert has assessed the fair value of the equity of SMX to lie in the range of A$24.377 million to A$36.928 million on a minority basis, which equates to an assessed value per SMX Share of between A$0.15 and A$0.22 on a minority basis. The Independent Expert implies a value of the New

[4]

With respect to the recommendations of Messrs Alon and Hofland, SMX Shareholders and SMX Optionholders should have regard to the fact that, if the Schemes and Capital Reduction become Effective, Messrs Alon and Hofland will receive certain benefits. With respect to Mr Alon, these benefits include incentives under his employment with Empatan, including an increase in his salary as set out in Section 8.11(b)(i) in addition to payment of the Scheme Consideration for the SMX Shares (and the Cancellation Consideration for the SMX Options which convert to SMX Shares as a result of the Option Scheme). With respect to Mr Hofland, these benefits include incentives resulting from the operation of his employment agreement with SMX, including an increase in his salary as set out in Section 15.4(c)(i) and 15.4(a).

[5]	As of 26 July 2022 and based on the New Empatan Share price of US$10.00.

Empatan Shares to be received by SMX Shareholders as part of the Scheme Consideration, to be in the range of A$3.12 to A$6.72 per share on a minority basis. Please refer to Annexure B of this Scheme Booklet which contains the Independent Expert Report and further details of the Independent Expert’s assessment.

(d)

Improved valuation of securities: Capital markets of the US may provide SMX with an enlarged, more diverse market, the participants of which may be more inclined to invest directly in the Merged Group following implementation of the Schemes, Capital Reduction and Business Combination. A change in listing to the NASDAQ may increase the attractiveness of SMX to an equity market with a stronger interest in technology projects and SMX Shares may enjoy increased demand from US investing institutions with their deeper pools of capital, some of which do not invest in companies that are not SEC-registered. Companies with similar assets to SMX that are SEC-registered may trade on higher valuations than SMX currently commands, however no assurance is made that the same valuations will apply to SMX.

(e)

Improved liquidity and reduced volatility: As a condition to implementation of the Schemes, Capital Reduction and Business Combination, Empatan will apply for listing on the NASDAQ. NASDAQ offers a liquid market within which shares may be traded and the SMX Board considers it would be beneficial to have NASDAQ as SMX’s home exchange. The NASDAQ exchange provides technology and IP companies access to institutional investors comfortable with high-growth, innovative companies. A listing on the NASDAQ may provide SMX with easier access to large US investment funds and improved liquidity for the benefit of the shareholders. Higher liquidity may enable SMX Shareholders to buy or sell holdings more readily without adversely affecting the share price and higher liquidity is generally associated with reduced volatility in share pricing, such that the movement in share pricing is more likely to reflect underlying business value.

(f)

Accessing greater capital: The future growth and development of SMX may benefit from access to US capital markets which may provide funding in a more cost-effective way. The SMX Board is of the view that the Australian market does not provide access to the levels of investment capital that are available in the US. A listing on the NASDAQ exchange may potentially broaden and diversify SMX Group’s shareholder base and enhance SMX’s visibility in the US, where the SMX Board believes that there is greater interest. This may attract further investments and provide increased funding for our projects on more attractive terms.

4.3	If the Schemes and the Capital Reduction do not proceed

If each of the Schemes and the Capital Reduction are not implemented:

(a)	while the SMX Directors are unable to predict the price at which SMX Shares will trade in the future, the price of SMX Shares may fall in the absence of a SMX Superior Proposal;

(b)	material transaction costs and expenses relating to each of the Schemes and the Capital Reduction will be incurred by SMX for no purpose (estimated at US$ 2,500,000);

(c)	the potential benefits of the Scheme will not be realised;

(d)	SMX Shareholders will retain their interests in SMX Shares and continue to collectively control SMX;

(e)	SMX Optionholders will retain their interests in SMX Options;

(f)	SMX will remain an independent company listed on the ASX;

(g)	SMX will continue to operate under the existing corporate structure including ongoing costs involved in operating a listed public company;

(h)	the rights of SMX Shareholders and SMX Optionholders will remain unchanged;

(i)	trading in SMX Shares could remain relatively illiquid;

(j)

to enable growth, additional funding via debt and a discounted equity raising will likely be required which is unlikely to be achieved without the risk of dilution or impact to current SMX Shareholders;

(k)

depending on the reasons each of the Schemes and the Capital Reduction do not proceed, SMX or Lionheart may also be liable to pay a Break Fee to the other. Details of the Break Fee and the circumstances in which it may become payable are set out in Section 4.4(n); and

(l)	SMX Shareholders and SMX Optionholders may not, in the near term, realise a price for their SMX Shares which is equivalent to or greater than the implied value of the Scheme Consideration.

4.4	Disadvantages of voting in favour of each of the Schemes and the Capital Reduction

Disadvantages each of the Schemes and the Capital Reduction to SMX Shareholders and SMX Optionholders include:

(a)	You may believe that each of the Schemes and the Capital Reduction are not in the best interests of SMX Shareholders and/or SMX Optionholders.

(b)

You may wish to maintain a direct interest in SMX as an ASX listed company. If each of the Schemes and the Capital Reduction are implemented you will no longer be able to participate in any value offered by a direct investment in SMX.

(c)

You may consider that there is the potential for a SMX Superior Proposal to be made to SMX. No proposal superior to each of the Schemes and the Capital Reduction, when considered as occurring together, has emerged as at the date of this Scheme Booklet.

(d)

The tax consequences or implications (if any) of transferring your SMX Shares may not be suitable to your financial position. The general tax implications for SMX Shareholders and SMX Optionholders are described in Annexure A to this Scheme Booklet but you should obtain advice about your personal circumstances.

(e)	There is a risk that the New Empatan Shares may trade at a price which is lower than the Scheme Consideration after the Scheme Implementation Date.

(f)

SMX Shareholders located outside the US may not be as familiar with trading practices on NASDAQ as they might be with trading practices on the ASX. Some SMX Shareholders, particularly those resident in Australia, may not be familiar with trading and settlement practices on NASDAQ, which may influence them to divest their holdings in SMX. Following the implementation of the Schemes, Capital Reduction and Business Combination, and the successful listing of Empatan on the NASDAQ, Empatan Shares will be quoted on a US exchange and US$ and foreign exchange implications will become an additional variable for Australian-resident SMX Shareholders and SMX Optionholders to consider. Australian-resident SMX Shareholders may seek to sell their Empatan Shares on NASDAQ as soon as Empatan is listed which may incur higher dealing costs and foreign exchange losses for those shareholders and adversely impact the share price of Empatan.

(g)

Following the implementation of the Scheme, SMX shareholders’ interest in the underlying operations will reduce. The level of ongoing ownership that SMX shareholders will have will be dependent on the level of Lionheart shareholders that exercise their redemption rights. Based on the redemption assumptions applied in the Independent Expert’s determination of the fair value of Empatan after the implementation of the Scheme of 85% to 23%, SMX Shareholders will retain an interest of 67% to 48%, respectively.

(h)	SMX Shareholders and Optionholders would become exposed to risks arising from, or common to, De-SPAC transactions. These include:

(i)

The exercise of discretion by directors and officers of SMX in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement and the Scheme Implementation Deed may result in a conflict of interest when determining whether such changes to the terms or waivers of conditions are appropriate and in the best interests of SMX stockholders;

(ii)

Exposure to Lionheart, and the potential that, as a result or following the Business Combination, Lionheart may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on Lionheart’s financial position; depending on the nature and level of redemptions, the exposure to Lionheart’s obligations to pay costs on closing could have an impact on the value and premium.

(i)	General risks may also include:

(i)	The trading price of the shares in Lionhert may be volatile, and shareholders may sustain losses.

(ii)	Lionheart and Empatan could be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the transaction from being completed.

(iii)	Empatan’s management has limited experience in operating a public company in the United States.

(iv)	There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

(v)

The Company has identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect its ability to report its results of operations and financial condition accurately and in a timely manner. We may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.

(vi)

Internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

(vii)	The Company’s stockholders may be held liable for claims by third parties against the Company to the extent of distributions received by them.

(j)	Exclusivity and competing proposals

Under the Scheme Implementation Deed, each of Lionheart and SMX represent and warranted and represented to each other that:

(i)

at the date of Scheme Implementation Deed, they are not a party to any agreement or arrangement with any person entered into in relation to, or for the purposes of facilitating a Competing Transaction;

(ii)

at the date of the Scheme Implementation Deed, neither party is directly or indirectly participating in any discussions or negotiations with a person in relation to, or with a view to, or that might reasonably be expected to encourage or lead to, a Competing Transaction; and

(iii)

both parties will terminate any due diligence access granted to a person for the purpose of the person making, formulating, developing or finalising a Competing Transaction and each party will promptly request the return of all confidential information of SMX or Lionheart, as the case relates, from any such party and terminate its access to any such confidential information on an ongoing basis. Each of SMX and Lionheart agreed not waive, and to enforce, any standstill obligations owed to either SMX or Lionheart, as the case relates.

(k)	No-shop

During the Exclusivity Period, SMX and Lionheart must ensure that neither it nor any of their Representatives and SMX must ensure that neither Empatan nor any of its Representatives, directly or indirectly:

(i)	solicits, invites, facilitates, encourages or initiates any enquiries, negotiations or discussions; or

(ii)	communicates any intention to do any of these things,

with a view to obtaining any offer, proposal or expression of interest from any person in the case of SMX or Empatan, in relation to a Competing Transaction.

(l)	No-talk

During the Exclusivity Period, SMX and Lionheart must ensure that neither they nor any of its Representatives, and SMX must ensure that neither Empatan nor any of its Representatives:

(i)	negotiate or enter into negotiations or discussions regarding; or

(ii)

participates in negotiations or discussions with any other person regarding, a Competing Transaction or any agreement, understanding or arrangement that could be reasonably expected to lead to a Competing Transaction even if the Competing Transaction was not directly or indirectly solicited, invited, encouraged or initiated by any of SMX, Empatan or Lionheart (as the case may be) any of their Representatives or the person has publicly announced the Competing Transaction.

(m)	Lionheart matching right

(i)

SMX must promptly notify Lionheart of any approach or request for information in connection with a current or future SMX Competing Transaction and must provide to Lionheart the identity of the person who made the approach or request and the material terms of the SMX Competing Transaction.

(ii)

The exclusivity provisions do not apply to the extent that they restrict SMX and the SMX Board from taking or refusing to take any action with respect to a genuine SMX Competing Transaction (which was not solicited or invited by SMX or its Representatives and was not otherwise brought about as a result of any breach of the exclusivity provisions) provided that the SMX Board, acting in good faith (after consulting with their legal and financial advisers), have determined, that:

(A)	the SMX Competing Transaction is a SMX Superior Proposal, or has reasonable prospects of becoming a Superior Proposal; and

(B)

failing to respond or taking or refusing to take that action in respect of that Competing Proposal would be reasonably likely to involve a breach of the fiduciary or statutory duties or obligations owed by any of the SMX Board.

(iii)

If a SMX Competing Transaction is a SMX Superior Proposal, Lionheart will be given 5 Business Days to make a matching offer by proposing revisions to the Scheme Implementation Deed. If following receipt of proposed revisions to the Scheme Implementation Deed, the SMX Board that the SMX Competing Transaction would continue to constitute an SMX Superior Proposal if such revisions proposed by Lionheart were to be given effect, then SMX and Lionheart must use commercially reasonable endeavours to enter into an amended agreement giving effect to the proposed revisions within 10 Business Days.

(n)	Break Fee

Under the terms of the Scheme Implementation Deed, SMX and Lionheart will be liable to pay a Break Fee of US$2,000,000 (plus GST if applicable) to the other party in certain circumstances. Please refer to section 11.15 of this Scheme Booklet for further details.

(o)	Lionheart Shareholder Redemptions

Lionheart closed its IPO offering on 8 November 2021, whereby 12,500,000 Lionheart Public Units were issued in a fully subscribed IPO. Each Public Unit consists of one share of class A Common Stock and one-half of one redeemable Public Warrant, each whole Public Warrant entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of US$11.50 per share. The Lionheart Public Units were sold at a price of US$10.00 per Public Unit, generating gross proceeds to Lionheart of US$125,000,000. Lionheart incurred US$2,500,000 of underwriting fees and US$4,375,000 of deferred underwriting fees in connection with the IPO.

Lionheart, simultaneously to its IPO, also completed the private sale (Private Placement) of 2,000,000 Private Warrants at a price of US$1.00 per Private Warrant and the sale of 400,000 Lionheart Private Units in a private placement, generating gross proceeds of $6,000,000. The Lionheart Private Units are identical to the Lionheart Public Units sold in the Public Offering, and the Private Warrants are largely identical to the Public Warrants.

On 8 November 2021, US$126,250,000 of the gross proceeds from the Public Offering and the sale of the Private Units was deposited in the Trust Fund with the Trustee. The trust proceeds are invested in US Treasury securities and accrue interest based upon the yield of such securities.

The Lionheart Existing Charter requires Lionheart to provide all holders of shares of its Class A Common Stock with the opportunity to redeem all or a portion of their shares of Class A Common Stock upon the consummation of an initial business combination. Accordingly, if the Business Combination is approved by Lionheart’s shareholders, the Public Shareholders may elect to redeem their shares of Class A Common Stock.

Upon redemption, each redeeming share is entitled to its pro rata portion of the proceeds of the trust. The remaining proceeds of the trust will be provided to Empatan, following the closing.

The redemption rate will only be known on the date of the vote of the Lionheart stockholders which is expected to be held in January 2023.

If sufficient Lionheart Shareholders exercise their redemption rights in connection with the Business Combination and if the sale of some or all of the PIPE fails to close (see Section 4.4(p) below), Lionheart may lack sufficient funds to consummate the Business Combination.

(p)	PIPE Financing

Lionheart is actively pursuing to enter into subscription agreements with certain institutional and accredited investors (PIPE Investors), pursuant to which Lionheart will agree to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, up to US$25 million in the aggregate, in securities (PIPE Financing). The securities to be issued pursuant to the subscription agreements will not be registered under the Securities Act of 1933, as amended (the US Securities Act), in reliance upon the exemption provided in section 4(a)(2) of the Securities Act.

The closing of any PIPE Financing would be subject to customary conditions for a financing of this nature, including the completion of the Business Combination (Closing). The subscription agreements are expected to provide that Lionheart will provide the PIPE Investors customer registration rights with respect to any securities issed to such investors in connection with any PIPE Financing following the Closing.

The PIPE Investor’s obligations to purchase the PIPE securities are subject to termination if the Business Combination is not consummated on or before 8 January 2023 as such date may be further extended in one-month increments until May 8, 2023, as permitted under Lionheart’s governing documents. Lionheart has provided an assurance that it will exercise a further extension for the 8 January period and to facilitate the holding of the Scheme Meeting, Optionolders Meeting and General Meeting Additionally, the PIPE Investor’s obligations to purchase the PIPE Securities are subject to fulfillment of customary closing conditions, including that the Business Combination must be consummated substantially concurrently with, and immediately following, the purchase of the PIPE Securities.

In the event of any such failure to fund, any termination of such obligation, or if any such condition is not satisfied and not waived, Lionheart may not be able to obtain additional funds to account for such shortfall on favourable terms or at all. If the sale of some or all of the PIPE fails to close and sufficient Lionheart Shareholders exercise their redemption rights in connection with the Business Combination, Lionheart may lack sufficient funds to consummate the Business Combination.

5.	Overview of SMX

5.1	Business overview and history

(a)	Overview

SMX provides one solution to solve both authentication and track and trace challenges to producers of goods in order to uphold supply chain integrity and provide quality assurance and brand accountability. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

(b)	History

SMX Israel was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. It provides these solutions through the commercialization of the initial technology of tracking and tracing materials by observing and identifying markers (the Source IP). SMX’s Source IP was initiated from the Soreq Nuclear Research Center, an Israeli government research and development institute for nuclear and photonic technologies under the Israeli Atomic Energy Commission (Soreq).

In January 2015, SMX Israel entered into the Isorad License Agreement with Isorad Ltd. (an IP holding company of Soreq) to license the Source IP and develop and commercialize the technology (the Isorad License Agreement). Under the Isorad License Agreement, as amended, the Source IP can be utilized in almost any industry and with any product.

In 2018, SMX Israel was acquired by SMX, a company incorporated in Australia, becoming a wholly owned subsidiary of SMX, which subsequently listed on the Australian Stock Exchange under the symbol “ASX: SMX.”

5.2	Corporate structure

SMX is a public limited liability company, domiciled in Australia and listed on the Australian Securities Exchange (ASX: SMX) on 15 October 2018.

At the date of this Scheme Booklet, SMX had 167,854,581 shares on issue, 32,422,957, SMX options, 13,410,782 SMX ESOP Options and 828,240 SMX Convertible Notes. See Section 5.17 for a detailed breakdown of the securities on issue in SMX.

SMX has the following related entities:

Entity	% of shares held by SMX Group
Security Matters France Ltd (French business number 900404104) (SMX France)	100%
Security Matters Canada Ltd (BC1294203) (SMX Canada)	100%
Security Matters Ltd. (Israeli company 51-512577-1) (SMX Israel)	100%
SMX Beverages Pty Ltd (ACN 637 440 272) (SMX Beverages)	100%
Yahaloma Technologies Inc. (British Columbia Canada number BC1219747) (Yahaloma)	50%
True Gold Consortium Pty Ltd (ACN 641 483 374) (trueGold)	44.8%

(a)	Security Matters France

Security Matters France was founded in June 2021 for commercializing the group’s activity in Europe. During the period SMX France has not yet started its operations.

(b)	Security Matters Canada Ltd (SMX Canada)

SMX Canada was incorporated in British Columbia, Canada, on 12 March 2021.

(c)	Security Matters Ltd (SMX Israel)

SMX Israel was incorporated in 2014 in Israel. In 2018, SMX Israel was acquired by SMX, a company incorporated in Australia, becoming a wholly owned subsidiary of SMX, which subsequently listed on the Australian Stock Exchange under the symbol “ASX: SMX.”

(d)	SMX Beverages

On 10 February 2020 SMX signed an agreement with Global BevCo Pty Ltd, an Australian company, for the commercialization of Security Matters trace technology in the alcoholic beverages industry. Under the terms of the agreement, SMX and Global BevCo established a new private entity (SMX Beverages or “SMX-B”), which was equally held by the above two mentioned groups. As a result of the transaction, SMX had the exclusive rights and responsibility to commercialize intellectual property assets in the area of alcoholic beverages.

SMX has since acquired all of the shares in SMX Beverages, making SMX Beverages a wholly owned subsidiary of SMX.

(e)	Yahaloma Technologies Inc. (Yahaloma)

On April 30, 2019, SMX signed an agreement with Trifecta Industries Inc. (“Trifecta”), a Canadian company (and affiliate of Crossworks) for the commercialization of SMX’s trace technology in the diamonds and precious stone industry.

Under the terms of the agreement, Security Matters Ltd and Trifecta established a new entity—Yahaloma Technologies Inc. (Yahaloma), which is equally held by SMX and Trifecta.

Yahaloma has the exclusive rights and responsibility to commercialize SMX’s intellectual property in the area of diamonds or precious stones. As initial working capital for Yahaloma, Trifecta committed to invest US$500,000 for the completion of development milestones, out of which US$250,000 is equity and US$250,000 is a shareholder loan. SMX transferred its relevant IP to Yahaloma, at cost of US$250,000. Both parties committed to additional working capital if required.

The transfer of the relevant Security Matters IP from SMX to Yahaloma resulted in a gain on sale of IP of US$36,043 in 2019.

At the time of purchase, management of SMX assessed the transaction and reached the conclusion that the new entity is jointly controlled by Security Matters Ltd and Trifecta and further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement. The contractual arrangement establishes each party’s share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company’s interests in this joint venture is accounted for using the equity method of accounting.

During the period ended 31 December 2021, Yahaloma continued the development of the SMX technology for the diamonds and precious stones sector. In 2021 the Company recognized equity loss from Yahaloma’s activity at the amount of USD$101,660. As at 31 December 2021, the carrying amount of the JV in Security Matters’ accounts is A$112,297. As at 30 June 2022, the net P&L activity for Yahaloma was zero, with the costs incurred in the previous year and research ongoing.

(f)	True Gold Consortium Pty Ltd (trueGold)

On July 29, 2020, SMX signed a shareholders’ agreement with W.A. Mint Pty Ltd and True Gold Consortium Pty Ltd (trueGold).

The purpose of the agreement is to set the framework for trueGold’s activity. trueGold’s goal is to establish an industry standard with the development of an innovative system that can mark (at a molecular level), track and trace gold bars and gold through every stage of the supply chain with blockchain technology.

Under the terms of the agreement, trueGold will be equally held by the above two mentioned groups, with the goal of adding other shareholders.

Management has assessed the transaction and reached the conclusion that the new entity is jointly controlled by SMX and W.A. Mint Pty Ltd. Management has further determined that the contractual arrangement provides the parties to the joint arrangement with rights to the net assets of the arrangement. The contractual arrangement establishes each party’s share in the profit or loss relating to the activities of the arrangement. The arrangement is a joint venture and the Company’s interests in this joint venture is account for using the equity method of accounting.

5.3	Business model

SMX’s business model targets leading brands and manufacturers (as opposed to directly targeting consumers) in order to create a new market standard for circular economy solutions, brand authentication and supply chain integrity. SMX offers both business-to-business sales and “white label” solutions, depending on the needs of customers and the ultimate end use based on either a fixed fee or volume based revenue model (or both).

SMX may work directly with the manufacturer of the products or through the manufacturer’s raw material supplier so that the manufacturer is not required to change (or is required to make no more than minimal changes to) its manufacturing process in order to implement SMX technology in the production process. Gaining the trust of raw material producers is the first stage, which in turn allows for credibility and trust when supplying solutions to brand owners, manufacturers and suppliers, which is a key step for its success.

5.4	Products and applications

(a)	Products

SMX provides a solution comprised of three components: (1) a physical or chemical marker system coupled with (2) a reader and connected to (3) a blockchain digital platform.

(i)	Markers

Markers are embedded sub-molecular particles applied to a solid, liquid or gas. SMX uses various building blocks, comprised of a variety of molecules, to serve as markers for materials and products. For each project, its team selects a combination of molecules based on the specification of the customer and marked material (for example, the marked medium, the production process, the end use of the product and regulatory requirements, among others). The SMX innovative reader can identify the marker and identify a response at a sub molecular building block level, designed to make the marker identification more accurate.

The ability to more accurately identify the concentration level of a marker allows SMX to use numerous markings from a variety of different molecules. This enables it to not only identify the marker, but also identify the concentration within a product within a pre-defined range and “read” whether the marked material was diluted (authenticating not only the marked goods but also identifying the quantity).

Based on the specifications of the marked product, SMX can mark materials based on several techniques, allowing its solution to be implemented across materials and processes. Markers can carry information denoting the origins of manufacture, product provenance, date of production and many other types of data, depending on customer needs.

SMX can produce either permanent or removable markers that can be applied either topically or internally to material in any state of matter (solid, liquid or gas) to form an “Intelligence on Things,” or “IOT2” marking system. The IOT2 concept involves marking products during or after the manufacturing process by inserting or applying materials to the products and encoding information through this process, namely by the treatment of materials or affixing and embedding product authentication security devices. The IOT2 concept allows for materials in a wide variety of products to be protected against counterfeiting, tampering, and diversion, and to help ensure the integrity of genuine products and manage the supply chain and logistics processes.

The marker supports invisible, indelible, and non-damaging tracking of distinctive molecules designed to ensure uniqueness and prevent duplication or counterfeiting. The marker is designed to not in any way affect the properties of the material it is applied to – it simply becomes a part of that material. The molecules are designed to be inert, inactive, and invisible to the human eye.

(ii)	Readers

Markers are embedded in the material and can only be detected or “read” by designated readers. A reader scans for the existence of markers. If the reading satisfies a pre-determined condition set by SMX (which can be programmed), the reader identifies the marked product and conveys information about such product to the customer.

SMX currently utilizes an x-ray wave reader that is modified according to its specifications to allow it to scan its proprietary markers. The reader and SMX’s algorithm are designed to make its detection method unique and prevent duplication or interference with its markers. The reader is available as a hand-held device or industrial apparatus for large-scale applications, with the ability to read the embedded material data from a physical or chemical marker without requiring lengthy and expensive laboratory testing for confirmation.

(iii)	Platform

Blockchain technology is a ledger of records, which are linked and designed to be secured using cryptography from third party infrastructure and SMX’s architecture. SMX can record a marker manifestation on the blockchain and store this information in cloud computing data storage. It has developed an algorithm designed to securely connect its reader to an existing platform (licensed from a SaaS provider) and record changing ownership and other information to the blockchain. Once SMX’s blockchain solution is implemented, a marked good or material is scanned in order to identify the marker, the results can be verified on the blockchain in order to confirm the data embedded in it, such as the identity of the producer, date of production, supplier and past owners. During the same scan, the reader can record to the blockchain a change of location or ownership of the marked product or material.

The IOT2 concept mentioned above also refers to the retrieving, analyzing and processing of encoded information embedded on products and product components and uploading such information to a cloud computing system or to a distributed blockchain system, creating a digital twin to a physical product for the purpose of product authentication, brand protection, tracking and tracing products and product components, supply chain management, and logistical processes.

(b)	Applications

SMX’s solution offers the following applications across industries:

(i)	Process tracing

Process tracing involves the upstream marking of raw material and blockchain-backed scanning throughout processing stages to allow for full traceability of raw material across its life cycle. Manufacturers are under increasing consumer and regulatory pressure to prove material provenance in order to be able to certify compliance with environmental, social and governance, or ESG, sourcing practices and carbon content of finished goods. Through upstream marking of raw material and blockchain-backed scanning throughout the processing stages, SMX’s technology enables real tracking and tracing of materials, including the source of those materials. Additionally, SMX’s technology enables manufacturers to know whether any used items are theirs and enables them to pay third parties to collect their used products, creating a market for collecting used products and selling them to other manufacturers.

(ii)	Authentication

Manufacturers can validate product authenticity to their customers by marking final products or prime components and scanning the marker at a retail location or as part of the process of recycling their products. Growing concerns about component tampering along high security or critical infrastructure product supply chains and increasing counterfeit issues for high value density products are also issues that SMX’s marking and authenticating process is designed to address.

(iii)	Sustainability and circular economics

The end-to-end technology solution covers three product lifecycles to enhance the circular economy from raw material to manufacturing/production, packaging, and end-of-life, enabling it to re-enter the economy for recycling or reuse. By marking upstream raw material and later scanning recycled content at waste collection points, an advanced sorting of materials is enabled which can increase the value of recycled content and in turn help to increase global recycling rates and recycled content certification.

5.5	Business strategy

SMX’s roadmap for entry into markets it identifies is as follows:

(a)	Market leader adoption - adoption of the solution by a market leader that provides a “seal of approval” that the technology is valid for the industry and generates added value.

(b)	Becoming an industry standard - leveraging the market leader’s position in the market to increase adoption by other companies along the value chain.

(c)	Regulator adoption - In the future, SMX aims to become the preferred solution by regulators and professional associations in each industry.

5.6	Research and development

Given the varied needs of different industries, SMX’s research and development processes are divided according to industry.

(a)	Plastics, rubber and other materials

Earlier this year, SMX completed a successful trial of marking recycled plastics by studying the impact of gravimetric and volumetric feeding methods on final Post Consumer Recycled, or PCR, readings. The compounding master batch and extrusion processes of these trials were performed on a pilot scale in a fully commercial and industrial facility. SMX’s team demonstrated its ability to manage the process remotely, indicating the viability of industrial scale adoption.

The successful trial provides plastic manufacturer and importing companies with a proof of concept, enabling them to more accurately identify and audit, via an automated transparent reporting system, the polymer type, number of loops and the amount of recycled content despite the size and color of the plastic. As a result, SMX is positioning itself to be able to offer plastic manufacturing and importing companies the ability to promote their operations as being sustainable and environmentally friendly. Combined with its ability to digitally certify the materials, SMX is also positioning itself to offer these companies the ability to avoid human/manual-paper auditing and use technology/automated auditing, which helps to reduce the potential for human errors and can provide for cost savings.

(b)	Gold and other metals

Gold

SMX formed a joint initiative with Perth Mint to develop a mine-to-marketplace ethical gold supply chain technology solution. Since the incorporation of True Gold Consortium Pty Ltd (trueGold) in June 2020, this research and development project aims to promote a ‘mine to product’ transparency solution dedicated to responsible mining of materials. SMX’s track & trace technology provides information on the origin of the materials and how they move across production and distribution chains towards recycling and back to refining.

SMX has a license agreement in place with trueGold, under which trueGold, subject to the terms of the license agreement, was granted an exclusive, worldwide, perpetual license to use Security Matters’ technology for the purpose of commercializing it within the industry comprising gold as a precious metal. SMX owns any development of its intellectual property and, while True Gold owns all generated data it creates, trueGold granted SMX a free non-exclusive, irrevocable, perpetual, royalty free license to use the generated data, subject to regulatory requirements and to the extent that it relates to the Isorad License Agreement technology or SMX’s technology. SMX’s CEO, Mr. Haggai Alon, provides CEO services to trueGold and is a board member of trueGold.

Non-Ferrous Metals

On 29 November 2022, SMX signed a products distribution and SAAS reseller agreement with Sumitomo Corporation, a Japanese corporation. Under such agreement, SMX appointed Sumitomo to act as SMX’s exclusive, worldwide distributor to market and sell markers, readers and SMX services to customers for application in the Non-Ferrous Metals Market (as defined below) only subject to the customer entering into with SMX its standard product license agreement. The “Non-Ferrous Metals Market” is defined as all supply chain market segments of the industry for aluminum; copper; lead; nickel; zinc; molybdenum; cobalt; lithium; and tin.

The price at which SMX will sell products to Sumitomo and the license fee at which SMX shall license SMX products and SMX service to Sumitomo will be at a discount to the invoices issued to the customers.

The agreement shall remain in effect for an initial term of five years from the effective date of first commercial sale by SMX to Sumitomo of any products. The companies have agreed that over the coming years there is a target to reach US$35 million in sales.

Silver

On 27 November 2022, SMX signed a termsheet for distribution and SAAS reseller agreement, which is still subject to negotiation of the definitive documentation and final internal corporate and regulatory approvals. Under such termsheet, SMX appointed an exclusive, worldwide distributor to market and sell markers, readers and SMX services to customers for application in the silver market only, subject to the customer entering into with SMX its standard product license agreement.

The price at which SMX shall sell products to the distributor and the license fee at which SMX shall license SMX products and SMX service shall in be a discount of the invoices issued to the customers.

The agreement shall remain in effect for an initial term of ten years subject to the achievement by the distributor of reasonable metrics and/or conditions which shall be included in the definitive agreements.

(c)	Diamonds and precious stones

SMX entered into an agreement with Trifecta Industries Inc., a Canadian corporation, in which the parties incorporated Yahaloma Technologies Inc., a Canada corporation (Yahaloma), with the goal of commercializing SMX’s intellectual property portfolio through various applications in the diamond and precious stones industry. The parties seek to create a solution for the track and trace of diamonds and precious stones from the mine to the end consumer or user. Both parties covenanted not to pursue the use of SMX’s technology for diamonds and precious stones, or any other venture related to the testing of the origin of diamonds or precious stone, other than through Yahaloma. Additionally, in agreement with Isorad, all rights in and to any intellectual property related to the diamonds and precious stones industry that is developed by or for Yahaloma is jointly owned in equal parts by the SMX, Yahaloma and Soreq.

(d)	Electronics

SMX has joined an alliance formed by six founding partners, among them the World Business Council for Sustainable Development, to set a shared vision for a circular economy for electronics, called the Circular Electronics Partnership. This group of global companies has been brought together to reduce e-waste and to commit to a roadmap for a circular economy for electronics by 2030.

(e)	Fashion

In December 2020, SMX announced that it had launched a Fashion Sustainability Competence Centre to enable fashion brands globally, to transition successfully to a sustainable circular economy by being able to identify the origination of their raw materials and hence, recycle their own unsold and/or end-of-life merchandise (garments, footwear and accessories including sunglasses) back into new high-quality materials and new fashion merchandise. SMX’s technology is applicable across a range of materials including leather, silk, cotton, wool, coated canvas, vegan leather, polyesters, cashmere, metals (e.g., gold & metallic parts) and plastics; and its applications encompass finished leather goods, shoes, garments, and accessories. SMX is also collaborating with several luxury fashion conglomerates on R&D projects to trace the origin of raw materials used in their supply chain and is in commercial negotiations regarding the implementation of its solution with partners in the industry.

5.7	Intellectual Property

The ability of SMX to develop and maintain proprietary IP is crucial to our success. Since 2015, SMX technology has been protected by more than 20 patent families and more than 100 patents filed around the world in various stages with respect to our marking and reading technologies.

5.8	Marketing and sales

(a)	Overview

SMX intends to concentrate its market penetration efforts into the U.S. market, including recruitment of sales and marketing personnel, either located in the U.S. or with U.S. orientation, participation in various professional expos, conventions and exhibitions and entering into agreements or arrangements with distributors in the U.S. markets and commencing collaborative relationships with commercial entities for the development of new customized products. Moreover, SMX intends to continue to invest significant resources in research and development in order to improve and build on its array of existing solutions and strive to develop new innovative products in sync with new market technological developments. SMX plans to further advance its innovative technology and commercialization efforts by:

(i)	engaging with additional suppliers and service providers in order to improve and streamline its product development process and supply chain;

(ii)	increasing marketing and sales activities, concentrating on specific target markets;

(iii)	increasing participation in professional expos, conventions and exhibitions; and

(iv)	establishing partnerships and collaborations with strategic customers and entities in the segments relevant to its technology.

SMX’s pricing is based on the perceived value proposition of its solution for its customers. The pricing model is expected to be comprised of three components:

(i)	set-up fee (for initial consultations);

(ii)	marker implementation fee (typically on a per item or per kg basis) and sale or lease of readers; and

(iii)	service fee (for reading, blockchain services and other support services).

Pricing may also include an annual license fee, payment of royalties, pay-per-read, or other models.

(b)	Target Industries

(i)	Fashion

For the fashion industry, SMX’s technology enables authentication from raw materials to retail stores and beyond:

Its technology targets the luxury fashion industry by enabling high-end brands to:

(A)	verify the origin of raw materials to prevent fraud;

(B)	control material usage during the manufacturing process;

(C)	track a product’s journey from the first point of manufacturing to delivery to customers.

(D)	share information on product traceability with customers to prevent fraud in returned products;

(E)	generate secondary and reseller demand by demonstrating product authenticity; and

(F)	improve upcycling and recycling processes through material recognition, grading, and recycled content certification.

(ii)	Electronics

For the electronics industry, SMX’s technology enables end-to-end traceability and authentication from raw material to point of use.

Its technology targets semiconductor manufacturers enabling a manufacturer to:

(A)	verify the origin of raw material;

(B)	control material usage;

(C)	demonstrate product authenticity along its supply chain;

(D)	detect tampering during use (e.g., when giving products off-premises for maintenance or other reasons); and

(E)	implement upcycling and/or recycling programs through material recognition, grading, and recycled content certification.

(iii)	Gold and other metals

SMX’s technology allows for the tracing of gold or other metals from mine to consumer.

Its technology enables gold refineries, mining companies, and bullion banks to:

(A)	prove the origin and mine location of the gold;

(B)	facilitate the sale or trading of gold from ESG-compliant mines; and

(C) demonstrate that their products are ESG-compliant to customers and end-users.

(iv)	Plastics, rubber and other materials

Given the challenges around mechanical recycling, chemical recycling is emerging as a promising solution to help tackle the global challenge associated with single use plastic waste. An embedded chemical marker allows for better tracking, monitoring and sorting of post-consumer plastic with the circular value chain approach. SMX’s technology is applicable throughout the life cycle of the material or product, from raw material to production to recycling. Its technology enables plastic footprint transparency and traceability along the supply chain.

Its digital twin technology can address a key challenge of the first step to identify, track and trace commodities produced in emerging countries for use in the developed countries, such as rubber or food commodities (e.g., cocoa, soy, and palm oil). The creation of a digital twin for each physical good enables participants in the value chain to come together and form the global ledger for the goods. As a number of industries and sectors are increasing their commitments to recycling, many companies are realizing the need for sustainability and circular economies.

5.9	Competitive advantage

Armed with its various products and designs, SMX believes it possesses a unique combination of knowledge and features. It has established an innovative, cross- segment technology, developed over several years by an experienced and dedicated team of scientists, which it believes creates a barrier to entry to its competitors.

SMX’s product is currently undergoing pilot projects with customers with strong international presence. The customizable nature of its technology allows SMX to embed the technology in multiple products, from silk to rubber to diamonds to gold to plastics, across multiple segments.

SMX is constantly striving to improve its competitive status in the market by:

(a)

entering into agreements or arrangements with large and high-profile customers in the industry, which it believes enhances its status and reputation in multiple markets and provides opportunities to enter into new agreements or arrangements with new customers;

(b)	entering into agreements or arrangements with strategic partners in order to strengthen its position to become the new industry standard; and

(c)	Providing high level development and support services to customers, to promote customer retention, and encourage its customers to rely on SMX to use its technologies for future projects.

5.10	Property and real estate

SMX’s main operational activities are conducted at its headquarters in central Israel. It leases 363 square meters of office space at this location under a lease until 31 May 2027, with an option to SMX to extend the lease for an additional rental fee of 10% for an additional 5 years.

SMX also leases an additional adjacent building of 146 square meters where it conducts research and development activities. SMX has the option to exit the lease in March 2023. The lessor (who represented that it is not aware of any such impending circumstances) has a right to shorten the lease with 90 days notice if it is demanded by a government entity to evacuate the premises, to change the agreement or to pay fined due to the agreement.

SMX believes that its current facilities are suitable and sufficient to meet its anticipated needs for the foreseeable future.

5.11	Government royalty obligations and regulations

(a)	Israeli R&D Law

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. This is conducted by the Israel Innovation Authority (IIA), which replaced the former Office of the Chief Scientist (OCS).

Under Israeli laws with respect to research and development, which is referred to as R&D Law, a royalty of between 3% to 5% applies to the net sales of products developed from a project funded by the IIA, beginning at the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of the grant plus interest at LIBOR has been repaid. The terms of the R&D Law also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. SMX’s research and development team will remain in Israel and all funds previously received by way of a grant from IIA have been invested in Israel.

The IIA has published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights, transfer of know-how and others. These provisions include limitations and requirements for payment with respect to outsourcing or transferring development or manufacturing activities with respect to any product or technology outside of Israel, and change in control in companies which received government funding from the OCS or IIA, which may impair ability to sell technology assets outside of Israel or to outsource, transfer develop or manufacture with respect to any product or technology that received government funding under the R&D Law outside of Israel, or consummate a change in control in the Company, all without prior approval of the IIA.

In May 2017, the IIA published the Rules for Granting Authorization for Use of Know-How Outside of Israel, or the Licensing Rules. The Licensing Rules enable the approval of licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA. Subject to payment of a license fee to the IIA, at a rate that will be determined by the IIA in accordance with the Licensing Rules, the IIA may now approve arrangements for the license of know-how outside of Israel. This allows companies that have received IIA support to commercialize know-how in a manner which was not previously available. In addition, the IIA has recently published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights, transfer of know-how and others.

SMX had one approved project with the IIA (project number 55715, approved on November 23, 2015) of a 40% grant out of a project of up to approximately US$400,000 under which it received US$196,000 in prior years. SMX passed a final review by the IIA and no additional funding is expected to be received under the project.

SMX is obligated to pay 3% of its relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant, being ILS 609,865 (equivalent to approximately US$196,000). To date SMX paid about US$1,000 out of such amount.

(b)	Approved enterprise

The Israeli Encouragement of Capital Investments Law, 1959, is intended to encourage investment in industry in Israel in national priority areas, to promote economic initiatives while giving preference to advanced and innovative industries, and to strengthen development areas. Based on the Investment Law, the Investment Center may, on application, grant the status of “Approved Enterprise” for Capital Investments in industry and tourism. Certificates of approval are issued and such approval entitles the project to receive substantial support from the State. The support may be in the form of reduced taxation, investment grants or other benefits specifically designed to encourage capital investment in Israel. Such State support is conditional on certain restrictions on the activities of a supported company, which restrictions may not easily be alleviated.

In December 2016, SMX received approval as an Approved Enterprise (File 24638, Plan 429, Motion 120941) for the building of a factory for the marking of materials with an investment of ILS 3,700,000, provided that at least 24% of the investment will be financed by the issuance of new shares. Due to changes in our activity plans, we did not pursue such project and did not take any funds under such Approved Enterprise.

(c)	Isorad licence agreement

Under the Isorad License Agreement (as amended), SMX received from Isorad an exclusive, worldwide, royalty-bearing license, to make use of (including, without limitation, to develop, manufacture, use, market, offer for sale, sell, export and import in the field of marking methods) US patent number 8158432 B2 and the technology derived from it can be utilised in almost any industry and with any product. Additionally, any uses for the Israeli security forces and/or its purposes will be conducted via SMX at a “cost plus” price to be agreed. While Isorad and Soreq reserve the right to freely continue to research and develop the technology, SMX has a right of first offer to any newly developed technology. If the Source IP is developed further by Soreq and Soreq wishes to commercialize the new technology, then Soreq must offer the right to commercialize the new technology to SMX in the first instance.

SMX and its affiliate are to pay Isorad royalties for 25 years as of 1 January 2020 in the amount of 2.2% of all gross sales by the Company, our affiliates or sublicensees and after 25 years the license becomes royalty-free. Gross sales are defined under the Isorad License Agreement to include the total amount invoiced or received by SMX and/or its affiliates, including, without limitation, for sale of products and provision of services. If SMX charges a fee for sublicensing or an option for a sublicense, for which it does not pay the 2.2% royalty described above, such income will be subject to royalty payment of 15% of the amounts received. The royalties for revenues from sub-licensing the technology are payable as of 1 January 2020.

Upon the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of ours and similar event) after the closing of the event described in thie Scheme Booklet Combination, SMX is to pay a cash amount equal to 1.5% of the amount received or transferred. Additionally, Isorad was issued 864,000 options to purchase shares of SMX and 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transction and any amount actually received against equity or other funding during a period of 13 months thereafter (to be paid after reaching an aggregated received amount of USD 27 million, or at the end of such 13 months, the earlier thereof). This will not apply to any future offer of shares, merger or sale of assets thereafter.

Under the Isorad License Agreement, Isorad can only refuse to approve a sublicense based on governmental defense, security, governmental policy, political and other official State of Israel policy considerations. A sublicensee cannot further grant, directly or indirectly, to any third party any sublicense or rights to the technology and cannot further assign the sublicense agreement.

Specifically as to Yahaloma, the royalty rate on gross sales of Yahaloma, to be paid by Yahaloma, is 4.2% (and not 2.2% that applies solely to SMX and its other affiliates). Upon the occurrence of an M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of Yahaloma and similar event), Isorad is entitled to a fee equal to 1% of the total consideration paid to, received by, or distributed to, Yahaloma and/or its shareholders and/or its affiliates in connection with the event, including, without limitation, all cash, securities or other property which is received by Yahaloma and/or its shareholders in connection with such event or two such events (i.e. twice) at its choice.

The Isorad License Agreement will continue in full force and effect until terminated pursuant to its terms. If either party does not remedy a material breach of its obligations within 180 days of notice of the material breach, the non-defaulting party may terminate the Isorad License Agreement immediately. Isorad may terminate the agreement by providing 30 days prior written notice if the royalties payable to Isorad are $nil in any semi-annual report and we have breached other certain obligations (such as a failure to maintain a patent or patent application in the previous semi-annual review period).

SMX has provided broad indemnities to Isorad and Soreq and their related parties under the terms of the Isorad License Agreement. The Isorad License Agreement is governed by the laws of Israel.

(d)	Safety certifications and permits

SMX is accredited under ISO 9001:2015 standard for quality management and quality assurance. The ISO organization promotes worldwide proprietary, industrial and commercial standards. SMX is audited annually to verify that it complies with the ISO standards of excellence, safety, quality, process management and risks management.

Under the provisions of the Israeli Non Ionizing Radiation Law, and the work safety regulations (regarding employment safety and health of those working with non-ionizing radiation), the Company is required to hold a valid license for operations involving non ionizing radiation as well as employ a safety expert with qualifications as defined by the law. As of 8 May 2022, SMX has a valid license for operations involving non ionizing radiation and employs a safety expert as required by law. Additionally, the import and use of its readers may be subject to egulatory and other licensing requirements in certain jurisdictions, which requirements may differ from one jurisdiction to another.

5.12	SMX’s directors and executive team

(a)	Directors

As at the date of this Scheme Booklet, the SMX Board is comprised of the following directors:

Name	Current position
Haggai Alon	Executive director / Chief Executive Officer

Amir Bader	Non-executive independent director

Jovanka Naumoska	Non-executive independent director

Kathryn Davies	Non-executive independent director

Everardus Hofland	Executive Chairman

(i)	Haggai Alon - Executive director / Chief Executive Officer

Haggai Alon is the founder of Security Matters (SMX) and has over 18 years of experience in commercializing technology. Mr Alon also serves as CEO and a board member of trueGold.

He has commercialized technology out of the Ministry of Defense in Israel as well as in the private sector. Haggai Alon held several roles during his time at the Ministry of Defense and was the CEO of an economic consulting firm focusing on M&A. He has a masters degree out of Tel Aviv and Haifa Universities in international relations and political science and will soon complete his Ph.D.

Out of a total of 27 patent families filed in the name of SMX, Haggai Alon is a named inventor on 26 of them. Most of the applications that are part of these patent families are under examination, many are still unpublished. In 7 families of the 26 families Haggai Alon is a named inventor, the patents have been issued in a variety of jurisdictions. Presently, Haggai Alon is a named inventor on 19 patents, all of which are in the public domain.

He has also published a white paper - New Plastic Economic Order: To regulate the entire value chain, not just the product, which calls for a transition to a new regulatory approach by the EU over plastics.

(ii)	Everardus (Ed) Hofland - Executive Chairman

Ed Hofland is a business leader that has brought in multi-million dollar investments to the Arava Desert region of Israel. He serves on the board of ASX: SMX since going public in 2018 as a non-executive chairman of the board.

Ed Hofland is the chairman of leading industry, technology and agriculture companies in Israel, such as:

(A)	Chairman of Arava Power Company, Israel’s leading solar power company;

(B)	Chairman of Algatech, micro-algae producer that markets its products worldwide, including Japan, India, New Zealand and Europe; and

(C)	Chairman and CEO of Ardag Fish Farm that produces fish and caviar.

(iii)	Jovanka Naumoska - Non-executive director

Jovanka Naumoska is a corporate lawyer with ASX board-level experience.

Jovanka Naumoska has served as senior corporate lawyer specialising in intellectual property for 20 years, and currently works as a corporate counsel for an Australian government research agency, holding the position of Senior Commercial & Strategic Projects Counsel at such agency.

Jovanka Naumoska holds Bachelor of Science (Hons) and Bachelor of Law (Hons) degrees and a Graduate Diploma of Legal Practice from the University of Wollongong. Jovanka Naumoska also holds a Graduate Diploma in Applied Corporate Governance from the Governance Institute of Australia.

Ms Naumoska is currently a non-executive director of ASX-listed Imagion Biosystems Ltd, as well as non-executive director of the National Accreditation Authority for Translators and Interpreters.

(iv)	Amir Bader - Non-executive director

Amir Bader brings to the Company extensive experience in the management of agricultural businesses.

Amir Bader is currently the manager of one of Israel’s largest dairy farms, and has more than 24 years of experience at managerial positions in dairy farms and other agricultural projects in Israel and Europe.

Amir Bader also served as Kibbutz Degania A’s business manager for five years, during that period he served as the board member of several subsidiaries and companies related to the Kibbutz.

(v)	Kathryn Davies - Non-executive director

Ms Davies is an experienced executive across technology, mining, oil and gas and healthcare groups. She has significant international commercial and corporate experience having worked as a Director, Chief Financial Officer and/or Company Secretary for a number of ASX200 and dual-listed companies. Her experience includes negotiating and delivering on multi-jurisdiction transactions, international stakeholder management and cross-border long term contracts. She holds a Bachelor of Business, is a CPA and a graduate of the Australian Institute of Company Directors.

Ms Davies is currently an Executive Director of ASX listed Golden Rim Resources Ltd.

(b)	Executive Team

As at the date of this Scheme Booklet, SMX’s executive team is comprised of the following members:

Name	Current position
Haggai Alon	Executive Director / Chief Executive Officer

Limor Lotker	Chief Financial Officer

(i)	Haggai Alon - Chief Executive Officer

Please see section 5.12(a)(i) above.

(ii)	Limor Moshe Lotker, CPA - Chief Financial Officer

Limor Moshe Lotker, CPA, was appointed as Chief Financial Officer of SMX in 2021.

Ms. Lotker is a qualified Israel chartered public accountant with over 20 years’ experience. She has previously held a financial leadership role in a company with global operations in the electronic industry.

Ms. Lotker is highly experienced in financial and operational aspects of the business controllership and leading finance and investing processes. She has vast experience with publicly traded companies.

(c)	Employees

As at 10 August 2022, SMX has 28 employees, of which 26 full time employees and 2 part time employees located in Israel. SMX also has two employees in Australia and one in France.

None of SMX’s employees are members of a union or subject to the terms of a collective bargaining agreement. In Israel, SMX is subject to certain Israeli labor laws, regulations and Labor Court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to SMX by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and Industry, and which apply such agreement provisions to SMX employees even though they are not part of a union that has signed a collective bargaining agreement.

All of SMX’s employment and consulting agreements include standard non-compete and intellectual property assignment provisions, as well as strict confidentiality obligations. The enforceability of non-compete provisions may be limited by Israeli law.

SMX has a diversity policy in effect, last updated and approved by the board on 7 February 2021, according to which the Company is committed to gender diversity across its Board of Directors, senior management team and across its entire workforce.

5.13	Relevant Interests in SMX held by SMX Directors

As at the Last Practicable Date, the SMX Directors held the following Relevant Interests in SMX securities.

Name	SMX Shares	SMX Options
Haggai Alon	5,135,949 SMX Shares[1]	500,000 SMX Options 5,000,000 Legacy Performace Options[2]

Everardus (Ed) Hofland	Nil	167,000 SMX Options 5,000,000 Legacy Performance Options[2]

Amir Bader	324,135 SMX Shares	Nil

Kathryn Davies	174,728 SMX Shares	Nil

Jovanka Naumoska	89,370 SMX Shares	Nil

Notes:

1Held by a related party of Haggai Alon, being Benguy Escrow Company Ltd.

2Legacy Performance Options were issued indirectly to Haggai Alon (through Benguy Escrow Company Ltd) and Everardus (Ed) Hofland at the time of the IPO of Security Matters Limited. The Legacy Performance Options held by or on behalf of Haggai Alon and Everardus (Ed) Hofland were cancelled on or around 15 August 2022. The cancellation of the Legacy Performance Options is conditional on the Schemes, Capital Reduction and Business Combination being implemented.

5.14	Legal proceedings

From time to time, SMX may become involved in legal proceedings or may be subject to claims arising in the ordinary course of our business. As at the date of this Scheme Booklet, so far as the Directors of SMX are aware, there is no current or threatened civil litigation, arbitration proceedings or administrative appeals, or criminal or governmental prosecutions of a material nature in which the Company is directly or indirectly concerned which is likely to have a material adverse impact on the business or financial position of the Company.

5.15	SMX historical financial information

(a)	Introduction

This Section contains the historical financial information for SMX (SMX Historical Financial Information) comprising:

(i)	the historical consolidated statements of profit or loss and other comprehensive income for the years ended 31 December 2020 and 31 December 2021 and for the half year ended 30 June 2022;

(ii)	the historical consolidated statements of financial position as at 31 December 2020 and 31 December 2021 and as at 30 June 2022; and

(iii)	the historical consolidated statements of cash flows for the years ended 31 December 2020 and 31 December 2021 and for the half year ended 30 June 2022.

(b)	Basis of Preparation

The SMX Historical Financial Information set out in this Section is prepared for the purposes of this Scheme Booklet and its preparation and presentation is the responsibility of the SMX Board.

The SMX Historical Financial Information as at and for the years ended 31 December 2020, 31 December 2021 and for the half year ended 30 June 2022 and has been derived from SMX’s financial statements for the respective periods which were audited or reviewed by BDO Audit Pty Ltd in accordance with Australian Auditing Standards. BDO Audit Pty Ltd issued unqualified audit opinions on the 31 December 2020 and 31 December 2021 financial statements and an unqualified review opinion on the 30 June 2022 half year financial accounts.

The SMX Historical Financial Information is presented in an abbreviated form and does not contain all the disclosure, presentation, statement or comparatives that are usually provided in an annual financial report prepared in accordance with the Corporations Act and IFRS. The SMX Historical Financial Information should be read in conjunction with the full financial statements of SMX, for the respective periods, including a description of the accounting policies contained in the financial statements and notes to those financial statements.

Full financial statements for SMX for the years ended 31 December 2020, 31 December 2021 and for the half year ended 30 June 2022, were lodged with ASX and are available free of charge at http://www.asx.com.au/ under ASX code ‘SMX’ or from SMX’s website (www.smx.tech).

The SMX Historical Financial Information has been prepared in accordance with the recognition and measurement principles contained in AAS, issued by the Australian Accounting Standards Board (AASB) which are consistent with International Financial Reporting Standards (IFRS).

The significant accounting policies adopted by SMX in the preparation of the SMX Historical Financial Information are consistent with those disclosed in SMX’s financial statements for the respective periods.

(c)	SMX Historical Consolidated Profit or Loss and Other Comprehensive Income Statement

Set out below are the audited consolidated financial results of SMX for the years ended 31 December 2020 and 2021.

	US$ 31 Dec 2021	US$ 31 Dec 2020
Revenue	—	13,447
Cost of sales	—	(10,324)

Gross profit	—	3,123

Research and development expenses	(2,038,916)	(1,689,266)
Selling and marketing expenses	(453,330)	(427,530)
General and administrative expenses	(2,481,740)	(3,894,142)

Operating Loss	(4,973,986)	(6,007,815)
Finance expenses	(101,082)	(79,132)
Finance income	237,842	66,276
Share of net loss of Joint Ventures	(101,660)	(344)

Loss before income tax	(4,938,886)	(6,021,015)

Income tax	—	—

Loss after income tax for the year attributable to the owners of Security Matters Limited	(4,938,886)	(6,021,015)

Other comprehensive income, net of tax
Items that may be reclassified subsequently to profit or loss
Foreign currency translation	(51,561)	388,330

Total comprehensive income for the year attributable to the owners of Security Matters Limited	(4,990,447)	(5,632,685)

Set out below are the unaudited consolidated financial results of SMX for the half years ended 30 June 2021 and 2022.

	30 June 2022 US$	30 June 2021 US$
Research and development expenses	(932,920)	(885,035)
Selling and marketing expenses	(377,755)	(197,342)
General and administrative expenses	(1,200,520)	(1,337,836)

Operating Loss	(2,511,195)	(2,420,213)
Finance expenses	(36,149)	(5,305)
Finance income	104,991	45,521

Loss before income tax	(2,442,353)	(2,379,997)

Income tax	—	—

Loss after income tax for the period attributable to owners of Security Matters Limited	(2,442,353)	(2,379,997)

Other comprehensive income, net of tax
Items that may be reclassified subsequently to profit or loss
Foreign currency translation	(638,909)	(178,740)

Comprehensive income for the period attributable to the owners of Security Matters Limited	(3,081,262)	(2,558,737)

(d)	Management discussion and analysis of financial performance

Please refer to the commentary provided within the Directors’ Reports contained within the 31 December 2020 and 2021 Annual Reports and the 30 June 2022 half year report.

(e)	SMX Historical Consolidated Statement of Financial Position

Set out below are the audited consolidated statements of financial position of SMX as at 31 December 2020 and 2021.

	US$ 31 Dec 2021	US$ 31 Dec 2020
Current Assets
Cash at bank	4,171,125	4,340,733
Trade receivables	—	6,346
Other receivables	920,506	438,605

Total current assets	5,091,631	4,785,684

Non-current assets
Property and equipment	1,191,965	950,991
Intangible assets	3,908,289	2,100,807
Investment in joint venture	146,612	248,272

Total non-current assets	5,246,866	3,300,070

Total assets	10,338,497	8,085,754

Current Liabilities
Trade payables	916,522	515,041
Lease liability	37,553	52,650
Other payables	672,877	553,252
Borrowings from related parties	269,311	279,939

Total current liabilities	1,896,263	1,400,882

Non-Current Liabilities
Lease liability	465,812	485,155
Provisions	—	—
Other Liabilities	84,858	88,990

Total non-current liabilities	550,670	574,145

Total liabilities	2,446,933	1,975,027

Net Assets	7,891,564	6,110,727

Equity
Issued capital	28,221,177	21,880,805
Share based payment reserve	4,730,781	4,299,869
Foreign currency translation reserve	223,026	274,587
Accumulated losses	(25,283,420)	(20,344,534)

Total Equity	7,891,564	6,110,727

Set out below is the reviewed consolidated statement of financial position of SMX as at 30 June 2022 with the audited consolidated statement of financial position as at 31 December 2021 shown alongside for comparative purposes.

	30 June 2022	31 December 2021
	US$	US$
Current Assets
Cash and Cash Equivalents	858,259	4,171,125
POC receivables	1,039,344	116,051
Other receivables	1,416,031	804,455

Total Current Assets	3,313,634	5,091,631

Non-Current Assets
Property and equipment, Net	1,082,009	1,191,965
Intangible assets	4,855,749	3,908,289
Investment in joint venture	116,679	146,612

Total Non-Current Assets	6,054,437	5,246,866

Total Assets	9,368,071	10,338,497

Current Liabilities
Trade payables	1,615,376	916,522
Lease liability	28,460	37,553
Other payables	676,353	672,877
Convertible Notes	569,228	—
Borrowings from related parties	164,954	269,311

Total Current Liabilities	3,054,371	1,896,263

Non-Current Liabilities
Other Liabilities	105,765	84,858
Lease liability	457,664	465,812

Total Non-Current Liabilities	563,429	550,670

Total Liabilities	3,617,800	2,446,933

Net Assets	5,750,271	7,891,564

Equity
Issued capital and additional paid in capital	28,736,631	28,221,177
Share based payment reserve	3,708,025	3,283,510
Foreign currency translation reserve	(415,883)	223,026
Accumulated losses	(26,278,502)	(23,836,149)

Total Equity	5,750,271	7,891,564

(f)	SMX Historical Consolidated Statement of Cash Flows

Set out below are the audited consolidated statements of cashflows of SMX for the years ended 31 December 2020 and 2021.

	US$ 31 Dec 2021	US$ 31 Dec 2020
Cash flows from operating activities:
Loss before tax for the year	(4,938,886)	(6,021,015)
Share based compensation	430,912	1,965,605
(Increase)/decrease in other trade receivables	6,346	(6,346)
Increase in Trade receivables	(481,901)	(156,035)
Depreciation and amortization	314,655	219,205
Increase in trade payables	401,481	322,728
Increase in other payables	119,625	149,687
Decrease in provision	—	(6,553)
(Decrease) in other liabilities	(4,132)	(14,992)
Provision of borrowing to related parties	89,337	—
Share in the losses of joint venture, net	101,660	344

Net cash flow used in operating activities	(3,960,903)	(3,547,372)

Cash flows from investing activities:
Purchase of property, plant and equipment	(297,475)	(234,913)
Purchase of intangible assets	(1,468,310)	(722,038)

Net cash flow used in investing activities	(1,765,785)	(956,951)

Cash flows from financing activities:
Payments of borrowings to related parties	(103,532)	(144,259)
Payment of principal portion of lease liabilities	(50,964)	16,765
Proceeds from issuance of shares, net	6,340,372	6,857,348

Net cash flow from financing activities	6,185,876	6,729,854

Increase/ (Decrease)/ in cash and cash equivalents	459,188	2,225,531

Cash and cash equivalents at beginning of year	4,340,733	1,707,768
Exchange rate differences (including translation)	(628,796)	407,434

Cash and cash equivalents at end of year	4,171,125	4,340,733

Set out below are the reviewed consolidated statements of cashflows of SMX for the half years ended 30 June 2021 and 2022.

	30 June 2022 US$	30 June 2021 US$
Cash flows from operating activities:
Loss for the period	(2,442,353)	(2,379,997)
Share based compensation	164,833	256,482
Depreciation and amortization	175,941	138,457
Increase in other receivables	(616,941)	(221,562)
(Increase) / Decrease in Trade receivables	(1,110,431)	(109,705)
)Decrease( /increase in trade payables	831,469	(59,597)
(Decrease) / Increase in other payables	110,488	(49,744)
Decrease in lease liability	38,127	(33,110)
(Decrease (/increase in other liabilities	32,476	(340)
Provision of borrowing to related parties	(89,374)	—
Issuance of shares for directors	53,712	23,244

Cash used in operating activities	(2,852,053)	(2,435,872)

Cash flows from investing activities:
Purchase of property, plant and equipment	(183,206)	(90,803)
Purchase of intangible assets and capitalized development cost	(782,833)	(810,564)

Cash used in investing activities	(966,039)	(901,367)

Cash flows from financing activities:
Proceeds from issuance of shares, net	—	4,110,185
Exercise of options	—	328,638
Proceeds from issuance of Convertible Notes	580,821	—

Cash provided from financing activities	580,821	4,438,823

Increase (decrease) in cash and cash equivalents	(3,237,271)	1,101,584

Cash and cash equivalents at beginning of period	4,171,125	4,340,733
Exchange rate differences on cash and cash equivalent	(75,595)	(182,605)

Cash and cash equivalents at end of period	858,259	5,259,712

5.16	Material changes in SMX’s financial position since 30 June 2022

The last financial statements presented to SMX Shareholders in a general meeting, in accordance with section 314 or 317 of the Corporations Act, were the audited financial statements for the year ended 31 December 2021 as lodged with ASX on 28 March 2022.

Reviewed financial statements for the half year ended 30 June 2022 were lodged with ASX on 7 September 2022.

Since completion of its last financial statements for the half year ended 30 June 2022, the following material changes have occurred:

(a)

On July 26, 2022, the Company and Lionheart III Corp (“Lionheart”), a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (“BCA”) and accompanying scheme implementation deed (“SID”) pursuant to which the Company will list on NASDAQ via a newly-formed Irish company to be named “SMX Public Limited Company.” Under the BCA, a wholly-owned subsidiary of Empatan will merge with and into Lionheart, with Lionheart surviving the merger as a wholly-owned subsidiary of Empatan, and existing Lionheart stockholders receiving Empatan Shares and warrants in exchange for their existing Lionheart Shares and Lionheart Warrants. Under the SID, the Company has agreed to propose a scheme of arrangement under Part 5.1 of the Australian Corporations Act and capital reduction which will result in all shares in the Company being cancelled in return for the issuance of Empatan shares to existing SMX Shareholders, with the Company then issuing one share to Empatan (resulting in the Company becoming a wholly-owned subsidiary of Empatan), subject to the satisfaction of various closing conditions, including: receipt of required regulatory approvals, the approval of shareholders of both the Company and Lionheart, no material adverse effect, prescribed events or breaches of representations and warranties, interdependence of the SID and BCA completing successfully and other customary conditions to a scheme of arrangement, such as Australian court approval and an independent expert confirming that the transaction is in the best interests of the Company’s shareholders.

(b)

In August 2022, the Company has fully repaid the related parties’ loan. In addition, the Company signed an addendum to the Loan agreement that reduces the amount of the Bonus payment for both lenders to a total fixed amount of ILS 2.5 million ($770 thousand), that will be paid upon the completion of the Business Combination. If the Business Combination will not be completed, the terms of the Bonus payment will return as were prior to the recent signed addendum.

(c)

On July 23, 2022 the conversion rights of the convertible note were amended which altered the conversion terms of the notes and set a fixed number of shares. The classification as liability at reporting date will change to equity at conversion date.

(d)

On August 24, 2022, SMX and Empatan entered into a binding term sheet with a private investor who has agreed to lend the Company and Empatan US$1,000,000, for 10% interest per annum (paid quarterly in arrears), 50% of the loan to be repaid on August 26, 2023 and 50% on the earlier of (i) August 26, 2024, and (ii) a “change of control” event, but does not include the Business Combination). It has also been agreed that the investor will receive warrants to subscribe for Empatan Shares and a first priority security interest in the shares of the Company in trueGold.

(e)

In August 2022, the Company entered a Standby Facility to raise up to $ 1.4 million (AU$ 2 million), for the period until October 31, 2022. Under the Agreement, SMX retains full control of the subscription process, with the discretion as to whether to request share placements, the timing of the share placements and the maximum number of shares to be requested to be issued under each placement; the purchase price per Share is of 91.5% of the of the volume weighted average price of Shares during the relevant Valuation Period with a floor price of A$0.17.

(f)	Since 30 June 2022, additional Bridge Loans were taken out by the Company, as described in section 5.20 below.

(g)

SMX successfully completed an industrial scale readiness trial in a facility marking recycled plastics, which will help SMX customers to identify evidence of 30% recycled plastic and the number of loops counts the plastic has gone through, making it easier and potentially cheaper [for manufacturers/recyclers] to comply with plastic packaging legislation.

(h)	SMX expands its North American presence by joining NextCycle Michigan, an initiative aimed at transforming the recycling practices for one of the world’s biggest automotive industrial regions.

(i)

SMX targeted the superfood industry after successfully developing the first product ensuring the provenance of oysters, providing an opportunity to add value in this large international market within the superfood industry.

Financial

Since its last audited financial statements for the year ended 31 December 2021, the following material changes have occurred:

(a)	The total amount of invoices issued in H1 2022 reached to US$1,020,491.

(b)	The remuneration paid to the Directors during the half year to 30 June was US$71,270.

The Company has also produced, and disclosed to the market, its most recent financial results, in the form of a 4C statement. The 4C can be located here: https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02591489-3A606089?access_token=83ff96335c2d45a094df02a206a39ff4

Other than the items discussed above and disclosed in this Scheme Booklet, to the knowledge of the SMX Directors at the date of this Scheme Booklet and as detailed in the consolidated financial statements for the half year ended 30 June 2022, the financial position of SMX has not materially changed since 30 June 2022, being the date of the SMX financial report for the half year ended 30 June 2022 (released to the ASX on 7 September 2022).

5.17	SMX securities on issue

(a)	SMX Shares

As at the Last Practicable Date, SMX has a total of 167,854,581 ordinary shares on issue, held by approximately 850 SMX Shareholders.

(b)	Twenty largest quoted equity security holders

As at the Last Practicable Date, the names of the twenty largest holders of SMX’s quoted securities were:

	Ordinary Shares
Shareholder	Number held	% of issued shares
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	21,531,752	12.828%
IBI TRUST MANAGEMENT <ENERGY KETURA COOP A/C>	17,804,623	10.607%
IBI TRUST MANAGEMENT <DEGANIA A BUSINESS A/C>	10,374,617	6.181%
CITICORP NOMINEES PTY LIMITED	8,896,663	5.300%
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	6,997,140	4.169%
BNP PARIBAS NOMS PTY LTD <DRP>	6,594,710	3.929%
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	5,986,168	3.566%
IBI TRUST MANAGEMENT <BENGUY ESCROW CO LTD A/C>	5,135,949	3.060%
IBI TRUST MANAGEMENT <MENACHEM ELIYAHU HARAM A/C>	3,766,362	2.244%
IBI TRUST MANAGEMENT <PINI MEIDAN A/C>	3,766,362	2.244%
IBI TRUST MANAGEMENT <AARON LEV A/C>	3,423,966	2.040%
CAPE BOUVARD EQUITIES PTY LTD	3,350,000	1.996%
DAVFT PTY LTD <DAVENPORT FAMILY A/C>	2,972,270	1.771%
JAMPLAT PTY LTD	2,900,000	1.728%
IBI TRUST MANAGEMENT <KIBBUTZ KEFAR GLIKSON A/C>	2,655,530	1.582%

INVIA CUSTODIAN PTY LIMITED <HAROLD CHARLES MITCHELL A/C>	2,609,805	1.555%
IBI TRUST MANAGEMENT <KIBBUTZ MAGEN ACS A/C>	2,124,815	1.266%
IBI TRUST MANAGEMENT <KIBBUTZ YIZRAEL HOLDINGS A/C>	2,124,815	1.266%
RENTUK SHORE PTY LTD	2,026,316	1.207%
IBI TRUST MANAGEMENT <KIBBUTZ KETURA ACS A/C>	1,765,788	1.052%

Total	116,807,651	69.59%

(c)	SMX Options

As at the Last Practicable Date, SMX has on issue at total of 32,422,957 unlisted options in the following tranches (SMX Options):

ASX code	Exercise Price ($)	Expiry Date	Number of options
SMXAAK	$0.20	1-Jun-25	2,500,000
SMXAT	$0.20	14-Oct-23	1,698,829
SMXAAY	$0.28	18-Jan-25	300,000
SMXAO	$0.310	5-Jun-24	125,000
SMXAAT	$0.35	10-Dec-23	1,150,000
SMXAK	$0.36	25-Oct-25	100,000
SMXAZ	$0.39	28-Jan-25	150,000
SMXAAZ	$0.40	25-Mar-27	8,000,001
SMXAAW	$0.50	31-Dec-24	100,000
SMXAA	$0.60	9-Jul-24	1,000,000
SMXAAC	$0.60	27-Nov-23	1,000,000
SMXAAG	$0.60	4-Jan-24	500,000
SMXAAJ	$0.60	27-Nov-23	500,000
SMXAP	$0.60	12-Mar-23	4,926,466
SMXAQ	$0.60	25-Mar-23	1,391,255
SMXAR	$0.60	29-May-23	3,250,000
SMXAU	$0.60	23-Nov-23	3,089,591
SMXAAE	$0.70	29-Dec-23	1,341,815
SMXAAI	$0.70	4-Jan-24	1,000,000

Total			32,122,957

Under the terms of the Scheme Implementation Deed, SMX must propose the Option Scheme, as a creditors’ scheme of arrangement, to be conducted concurrently with the Scheme under which:

(i)

all of the Scheme Options will be deemed to have been exercised on the basis of a Cashless Exercise without any further act by any Option Scheme Participant (other than acts performed as attorney and agent for Option Scheme Participants under the Option Scheme); and

(ii)

all of the SMX Shares issued to each Option Scheme Participant as Option Exercise Shares will be cancelled in accordance with the Capital Reduction Resolution without any further act by any Option Scheme Participant (other than acts performed as agent of attorney for Option Scheme Participants under the Option Scheme) in consideration for the issue of the Scheme Consideration in accordance with the Scheme.

Please see Section 12 of this Scheme Booklet for further details.

(d)	SMX Convertible Notes

As at the Last Practicable Date, SMX has a total of A$828,240 of SMX Convertible Notes on issue, held by approximately 2 SMX Convertible Noteholders.

Under the terms of the Scheme Implementation Deed, SMX must use reasonable best efforts to procure that as soon as reasonably practicable, and in any event within 10 Business Days after the date of the Scheme Implementation Deed, each holder of SMX Convertible Notes has entered into the SMX Convertible Note Amendment Agreement with SMX.

Each of the Convertible Noteholders have entered into an agreement to cancel their Convertible Notes with effect on and from the earlier of the maturity date and the Business Day after the Scheme becomes Effective in consideration for the issue of a total of 1,000,000 SMX Shares. The offers are conditional on:

(i)	the ASX granting Security Matters such waivers of the ASX Listing Rules as Security Matters considers necessary in order to give effect to the treatment of the Convertible Notes; and

(ii)	the Scheme becoming Effective.

SMX Convertible Noteholders will then be eligible to participate in the Scheme.

Please see Section 11 of this Scheme Booklet for further details.

(e)	Employee, service provfider and founder options

As at the Last Practicable Date, SMX has a total of 13,050,114 options issued under employee incentive programs of the SMX Group (SMX ESOP Options).

As a condition under the Scheme Implementation Deed, SMX and each holder of SMX ESOP Options (SMX ESOP Optionholders) must enter into option cancellation agreements in respect of the SMX ESOP Options.

Each of the SMX ESOP Optionholders have entered into an agreement to cancel their SMX ESOP Options in consideration for 1 new option in Empatan (New ESOP Options) as outlined in the table below. The New ESOP Options will be issued on fundamentally the same terms as the SMX ESOP Options, except for a change in the exercise price, which reflects the uplift in price associated with the Schemes.

ASX code	Grant date	Exercise price ($A)	New exercise price ($US)		Expiry date	No. of options
SMXAAY	17-Aug-22	$0.12	US$	0.88	16-Aug-27	150,000
SMXABI	25-Aug-22	$0.19	US$	1.43	24-Aug-27	250,000
SMXAAA	1-Jan-20	$0.36	US$	2.61	31-Dec-24	25,000
SMXAAB	27-May-19	$0.31	US$	2.26	28-Jan-24	600,000
SMXAAN	22-Mar-21	$0.36	US$	2.60	22-Mar-26	250,000
SMXAAN	22-Mar-21	$0.36	US$	2.60	22-Mar-26	250,000
SMXAAO	18-Jul-21	$0.35	US$	2.56	18-Jul-26	150,000
SMXAAO	18-Jul-21	$0.35	US$	2.56	18-Jul-26	600,000
SMXAAP	15-Aug-21	$0.70	US$	5.11	15-Aug-26	167,000
SMXAAP	15-Aug-21	$0.70	US$	5.11	15-Aug-26	500,000
SMXAAQ	27-Sep-21	$0.35	US$	2.57	27-Sep-26	100,000
SMXAAR	27-Sep-21	$0.70	US$	5.11	27-Sep-26	50,000
SMXAAV	1-Jun-21	$0.35	US$	2.57	1-Jun-26	200,000
SMXAAX	21-Jan-22	$0.70	US$	5.11	21-Jan-27	100,000

SMXAAY	18-Jan-22	$0.28	US$	2.05	18-Jan-25	300,000
SMXABA	25-Mar-22	$0.70	US$	5.11	25-Mar-27	100,000
SMXABB	25-Mar-22	$0.26	US$	1.90	25-Mar-27	500,000
SMXABD	27-Jun-22	$0.20	US$	1.46	25-Jun-27	200,000
SMXABE	30-Jun-22	$0.70	US$	5.11	29-Jun-27	500,000
SMXABF	27-Jun-22	$0.20	US$	1.46	25-Jun-27	250,000
SMXABG	24-Jul-22	$0.12	US$	0.88	24-Jul-27	200,000
SMXAE	31-Mar-20	$0.34	US$	2.48	26-Mar-25	125,000
SMXAE	31-Mar-20	$0.34	US$	2.48	26-Mar-25	125,000
SMXAE	31-Mar-20	$0.34	US$	2.48	26-Mar-25	150,000
SMXAF	31-Mar-20	$0.60	US$	4.38	26-Mar-25	100,000
SMXAS	11-Jan-18	$0.20	US$	1.46	1-Sep-23	773,366
SMXAS	18-Jun-17	$0.20	US$	1.46	1-Sep-23	829,507
SMXAS	4-Apr-17	$0.20	US$	1.46	1-Sep-23	945,226
SMXAS	15-Mar-18	$0.20	US$	1.46	1-Sep-23	975,586
SMXAT	8-Oct-18	$0.20	US$	1.46	14-Oct-23	1,610,365
SMXAT	8-Oct-18	$0.20	US$	1.46	14-Oct-23	1,974,064

Total ESOP Options						13,050,114

In relation to the cancellation of the SMX ESOP Options, ASX has provided a waiver from compliance with Listing Rule 6.23.2 and Listing Rule 6.23.4, which would ordinarily prevent options from being cancelled for consideration without SMX obtaining the approval of its shareholders in a general meeting.

5.18	Legacy Performance Options

SMX has on issue the following Legacy Performance Options which were granted at the time of the SMX IPO in October 2018:

(a)	5,000,000 issued by SMX to a related party of Haggai Alon, being Benguy Escrow Company Ltd; and

(b)	5,000,000 issued by SMX to a related party of Everardus (Ed) Hofland, being Kibbutz Ketura ACS Ltd.

(together, the Legacy Performance Optionholders)

SMX and each Legacy Optionholders and Empatan have agreed to cancel the Legacy Performance Options held by each of the Legacy Performance Optionholders, subject to the Scheme becoming Effective, in consideration for nominal consideration of A$10.00 in total to each of the two Legacy Performance Optionholders.

As the consideration for the cancellation of the Legacy Performance Options is significantly nominal, being approximately $0.000002 per Legacy Performance Option, on 3 January 2023 the ASX granted to SMX relief by way of waivers from compliance with Listing Rule 6.23.2, which would ordinarily prevent options from being cancelled for consideration without SMX obtaining the approval of its shareholders in a general meeting.

5.19	Related party transactions

(a)	Kamea Loan

In 2015, Security Matters Ltd. (Security Matters Israel) (a wholly owned subsidiary of SMX) signed an agreement to receive a loan of ILS 2 Million (US$512,558 at 2015) from Kibbutz Ketura, an entity associated with Mr. Hofland, and Kibbutz Degania A, an entity associated with Mr. Bader on back-to-back terms from a third party (the Kamea Loan).

The Kamea Loan bears an interest at an annual rate of 4%. The Kamea Loan was fully repaid in August 2022. The balance as of 31 December 2021 was US$269,311 (including provision for bonus at the amount US$87,311), as of December 31, 2020 was US$279,939 and as of 31 December 2019 was US$405,093. The balance includes interest and there was no change in the interest rate.

In consideration with providing the funding, Security Matters Israel agreed to provide, as additional consideration, a bonus payment on the occurrence of an exit or major liquidity event. The bonus payment is capped at ILS 3 Million (approximately US$965,000) per each of Kibbutz Ketura and Kibbutz Degania A (together, the Bonus Payments). The Bonus Payments are intended to operate in one of the two trigger events:

(i)	dividend distributions by Security Matters Israel; or

(ii)	the sale of shares by either Kibbutz Ketura and Kibbutz Degania A in Security Matters Israel (either in the event of a takeover or otherwise).

Only if the aggregate amounts of one of the two trigger events exceeds the investment of Kibbutz Ketura and Kibbutz Degania A in Security Matters Israel (by loan or shares), the either party would be entitled to the Bonus Payment.

In August 2022, the Company has fully paid the Kamea loan. In addition, the Company signed an addendum to the loan agreement that reduces the total amount of the Bonus payment to ILS 2.5 million (~US$770,000), that will be paid upon the completion of the Business Combination. If the Business Combination will not be completed, the terms of the Bonus payment will return as were prior to the recent signed addendum.

(b)	Administrative services agreement

Additionally, Kibbutz Ketura provides administrative services that include IT support and booking for Security Matters Israel for which it was paid US$39,225 in 2021, US$57,944 in 2020 and US$41,372 in 2019. Until 2020, Security Matters Israel’s lab was located in Kibbutz Ketura.

(c)	Proof of concept projects paid by affiliated companies

SMX is engaged in proof of concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers and affiliated companies. Affiliated companies of SMX paid for reimbursement of POC projects the amount of US$695,000 in 2021 and US$98,000 in 2020.

5.20	Bridge Loan

On 24 August 2022, SMX and Empatan entered into a binding term sheet with a private investor who agreed to lend SMX and Empatan US$1,000,000. The key terms of the term sheet are:

(a)	interest is 10% per annum (paid quarterly in arrears);

(b)	repayment of 50% of the loan is to be repaid, with interest, within 12 months of execution of the term sheet;

(c)	repayment of the balance of the loan is to be repaid, with interest, on or before:

(i)	24 months of execution of the term sheet; or

(ii)	a “change of control” event, which is defined to exclude the closing of the Business Combination.

(d)	The lender will also receive a first priority security interest in the shares owned by SMX in the capital of trueGold.

The Bridge Loan lender is Journee Investments Limited (Bridge Loan Lender). The Bridge Loan Lender will also receive 200,000 redeemable warrants in Empatan and 50,000 bonus warrants. The warrants will have a 5-year term and an exercise price of US$11.50. The investor has the right to redeem 50% of the warrants held within 3 months of the implementation of the Schemes for US$5 each and a further 25% on both the third and fourth anniversary of the implementation of the Schemes for US$5 each.

Between 24 August 2022 and the Scheme Booklet date, SMX has raised, further funding on the same or similar terms as above, totalling $2,760,000USD, with pro-rata number of redeemable and bonus warrants issued in Empatan.

The lenders, warrants and bonus warrants issued are as follows:

Date of Loan Agreement	Amount	Lender Name	Number of Warrants	Number of Bonus Warrants	Drawdown Has Occurred?
24.8.2022	$1,000,000	Journey Investments Limited	200,000	50,000	Y
5.9.2022	$500,000	Doron Afik	100,000	25,000	Y
14.11.2022	$60,000	Amos Rabber	12,000	3,000	Y
14.11.2022	$150,000	33 Capital Ltd	30,000	7,500	Y
19.12.2022	$500,000	Boon Hui Khoo	100,000	25,000	N
20.12.2022	$200,000	Mulloway Investments	40,000	10,000	N
20.12.2022	$1,000,000	PMB Partners LP	200,000	50,000	Y
20.12.2022	$100,000	Bassat Pension Fund	20,000	5,000	N
28.12.2022	$100,000	M.h.m. Fasteners Ltd	20,000	5,000	N
29.12.2022	$150,000	Harold Charles Mitchell Investment	30,000	7,500	Y

Total	$3,760.000		752,000	188,000

5.21	Standby Facility

In August 2022, SMX entered into a Standby Facility to raise up to US$1,400,000 (A$2,000,000) for the period until October 31, 2022.

Under the Standby Facility, SMX retained full control of the subscription process, with the discretion as to whether to request share placements, the timing of the share placements and the maximum number of shares to be requested to be issued under each placement; the purchase price per SMX share is of 91.5% of the of the volume weighted average price of SMX’s shares during the relevant valuation period with a floor price of A$0.17 (approximately US$0.12). The facility was terminated at the end of October.

5.22	SMX dividend policy

The Corporations Act requires that dividends may be paid to shareholders from profits or other distributable amounts generated as well as compliance with surplus net assets and solvency conditions. SMX has not paid dividends to SMX Shareholders in recent years, nor are such dividends proposed in the immediate future.

5.23	Recent share performance

Set out below is a summary of the trading performance of SMX Shares on the ASX during the 3 months up to and including 3 January 2023, being the Last Practicable Date:

SMX Share price information	Price (in cents)

Last recorded price on ASX on the Last Practicable Date	15c

Last recorded price on ASX on 25 July, being the last trading day before the public announcement of the Scheme at 5.55AM on 26 July 2022	11c

Highest closing price during the 3 months ended 3 January 2023, being the Last Practicable Date	18c

Lowest closing price during the 3 months ended 3 January 2023, being the Last Practicable Date	13c

5.24	SMX Board’s intentions

Subject to the Scheme becoming Effective, on the Scheme Implementation Date, as requested by Empatan, some of the current SMX Directors will resign as directors of SMX and the SMX Board will consist of some of the current SMX Directors and the Lionheart nominees, as discussed in Section 8.11(a). It will be for the Empatan Board, after the Scheme becoming Effective, to determine its intentions as to:

(a)	the continuation of the business of SMX;

(b)	any major changes to be made to the business of SMX; and

(c)	the future employment of the present employees of SMX.

For more information, please see Section 8 below.

If each of the Schemes and Capital Reduction are not implemented, the SMX Board intends to continue the business of SMX as it is now conducted.

5.25	Continuously disclosing entity

SMX is obliged to comply with the continuous disclosure requirements of ASX and the Corporations Act. SMX’s Annual Report for the year ended 31 December 2021 was released to ASX on 28 March 2022.

A list of announcements made by SMX from the announcement of entry into the Scheme Implementation Deed to the Last Practicable Date is set out below:

#	Date	Description of announcement

1.	23 December 2022	Update on Merger with Lionheart- notice that application filed with Federal Court

2.	15 December 2022	Reinstatement to official quotation

3.	15 December 2022	Response to ASX Query Letter

4.	12 December 2022	Suspension from Official Quotation

5.	12 December 2022	Pause in Trading

6.	31 October 2022	Change of Registry Address

7.	31 October 2022	Quarterly Activities Report

8.	15 September 2022	Notification of cessation of securities

9.	8 September 2022	Lodgement of F-4 on SEC in relation to proposed scheme of arrangement

10.	7 September 2022	Reinstatement to official quotation

#	Date	Description of announcement

11.	7 September 2022	H1 FY22 Progress and Commercialistion Summary

12.	7 September 2022	Appendix 4D and Half Year Report

13.	30 Aug 2022	Voluntary suspension

14.	30 Aug 2022	Notification regarding unquoted securities - SMX

15.	24 Aug 202230 Aug 2022	Notification regarding unquoted securities - SMXVoluntary suspension

16.	24 Aug 202230 Aug 2022	Notification of cessation of securities - SMXNotification regarding unquoted securities - SMX

17.	22 Aug 202224 Aug 2022	SMX cuts deal to save 60% on loanNotification regarding unquoted securities - SMX

18.	18 Aug 202224 Aug 2022	Notice under section 708A of the Corporations Act Notification of cessation of securities - SMX

19.	18 Aug 202222 Aug 2022	Application for quotation of securities - SMXSMX cuts deal to save 60% on loan

20.	15 Aug 202218 Aug 2022	Notification regarding unquoted securities - SMXNotice under section 708A of the Corporations Act

21.	15 Aug 202218 Aug 2022	Change of Director’s Interest Notice - Haggai AlonApplication for quotation of securities - SMX

22.	15 Aug 202215 Aug 2022	Change of Director’s Interest Notice - Ed HoflandNotification regarding unquoted securities - SMX

23.	15 Aug 202215 Aug 2022	Notification of cessation of securities - SMXChange of Director’s Interest Notice - Haggai Alon

#	Date	Description of announcement

24.	12 Aug 202215 Aug 2022	Notice under section 708A of the Corporations ActChange of Director’s Interest Notice - Ed Hofland

25.	12 Aug 202215 Aug 2022	Application for quotation of securities - SMXNotification of cessation of securities - SMX

26.	12 Aug 202212 Aug 2022	Proposed issue of securities - SMXNotice under section 708A of the Corporations Act

27.	12 Aug 202212 Aug 2022	SMX enters into Standby Equity FacilityApplication for quotation of securities - SMX

28.	8 Aug 202212 Aug 2022	Investor Presentation UpdateProposed issue of securities - SMX

29.	29 Jul 202212 Aug 2022	Quarterly Activities/Appendix 4C Cash Flow ReportSMX enters into Standby Equity Facility

30.	26 Jul 20228 Aug 2022	SMX Announces Merger With Lionheart III CorpInvestor Presentation Update

31.	29 Jul 2022	Quarterly Activities/Appendix 4C Cash Flow Report

32.	26 Jul 2022	SMX Announces Merger With Lionheart III Corp

33.

Copies of announcements made by SMX to ASX in the 12 months prior to the date of this Scheme Booklet are available at https://www.asx.com.au/ under ASX Code ‘SMX’.

In addition, SMX is also required to lodge various documents with ASIC. Copies of documents lodged with ASIC in relation to SMX may be obtained from, or inspected at, an ASIC office.

The following documents are available online at https://smx.tech/home:

(a)	SMX’s 2021 Annual Report (being SMX’s annual financial report for the year ended 31 December 2021); and

(b)	any continuous disclosure notice lodged by SMX with ASX between lodgement of SMX’s 2021 Annual Report with ASX on 28 March 2022.

SMX will make copies of these documents available, free of charge, to SMX Shareholders and SMX Optionholders. Requests can be made by contacting the SMX Registry+ 61 2 9290 9655 between 9:00 am and 5:00 pm (AEST or AEDT, as the context requires), Monday to Friday.

5.26	Right to inspect and obtain copies of the SMX Register

SMX Shareholders and SMX Optionholders have the right to inspect the SMX Register, which contains the name and address of each SMX Shareholder and SMX Optionholder and certain other prescribed details relating to the SMX Shares and SMX Options, without charge. SMX Shareholders and SMX Optionholders also have the right to request a copy of the relevant register, upon payment of a fee (if any) up to a prescribe amount.

Requests to access the SMX Register can be made by contacting the SMX Registry on + 61 2 9290 9655 between 9:00 am and 5:00 pm (AEST or AEDT, as the context requires), Monday to Friday.

6.	Overview of Lionheart

6.1	Introduction

The following information should be read in conjunction with the full text of this Scheme Booklet. The information contained in this Section has been prepared by Lionheart. The information concerning Lionheart and the intentions, views and opinions contained in this Section are, to the extent permitted by law, the responsibility of Lionheart. SMX and its officers and advisers do not assume any responsibility for the accuracy or completeness of this information.

6.2	Overview of Lionheart

(a)	Background

Lionheart is a blank cheque company, incorporated on 14 January 2021 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganisation or similar business combination with one or more businesses.]

The business combination that Lionheart intends to undertake is:

(i)	the merger of Aryeh Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Empatan, with and into Lionheart with Lionheart continuing as a wholly-owned subsidiary of Empatan;

(ii)	the Schemes, under which SMX will become a wholly-owned subsidiary of Empatan; and

(iii)	the listing of Empatan on NASDAQ (NASDAQ Listing),

together, the Business Combination.]

(b)	Operations

Lionheart has neither engaged in any operations nor generated any revenue to date and therefore is a “shell company” as defined under the Securities Exchange Act of 1934 (Securities Exchange Act), because it has no operations and nominal assets consisting solely of cash and/or cash equivalents.Lionheart’s management team has an extensive track record of acquiring attractive assets at disciplined valuations, investing in growth while fostering financial discipline and improving business results.]

Lionheart does not have any subsidiaries. Lionheart has never declared nor paid any cash dividends on its capital stock.

(c)	Issued securities

Lionheart closed its initial public offering (IPO) on 8 November 2021, whereby 12,500,000 Lionheart Public Units, including 1,000,000 Public Units that were issued pursuant to the full exercise of the IPO underwriter’s over-allotment option. Each Public Unit consists of one share of Class A Common Stock and one-half of one redeemable Public Warrant, each whole Public Warrant entitling the holder to purchase one share of Class A Common Stock at an exercise price of US$11.50 per share. The Lionheart Public Units were sold at a price of US$10.00 per Public Unit, generating gross proceeds to Lionheart of US$125,000,000. Lionheart, simultaneously to its IPO, also completed the private sale (Private Placement) of 2,000,000 warrants (Private Warrants) and 400,000 Lionheart Private Units in a private placement to its Sponsor and Nomura Securities International, Inc., Northland Securities, Inc. and Drexel Hamilton, LLC, the underwriters of the IPO (Underwriters), generating gross proceeds of US$6,000,000. The Lionheart Private Units are identical to the Lionheart Public Units sold in the IPO. The Private Warrants are identical to the Public Warrants except that the Private Warrants and shares of Class A Common Stock issued on exercise of the warrants that are held by the Sponsor, the IPO underwriters or their respective permitted transferees may not be transferred, assigned or sold until 30 days after the completion of the Business Combination, they will not be redeemable by Lionheart, they may be exercised by the holders on a net share (cashless) basis, and they are subject to registration rights. In January 2021 Lionheart’s sponsor, Lionheart Equities, LLC (Sponsor), purchased an aggregate of 2,875,000 founder shares of Class B Common Stock (Founder Shares), for an aggregate purchase price of US$25,000 or approximately $0.009 per share.

(d)	Deposit of IPO proceeds in trust account

On 8 November 2021, US$126,250,000 of the gross proceeds from the IPO and the Private Placement, was deposited in a trust account established by Lionheart for the benefit of its stockholders (Trust Account) with Continental Stock Transfer & Trust Company acting as trustee (Trustee).

Funds held in the Trust Account have been invested only in U.S. government securities with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund. Funds will be held in the Trust Account until the earliest of:

(i)	the completion of an initial business combination;

(ii)	a mandatory redemption of any Class A Common Stock if certain stockholder rights in Lionheart’s second amended and restated certificate of incorporation are amended; and

(iii)

the 12 month anniversary of the IPO closing date (or up to 18 months if Lionheart elects to extend the period), if Lionheart does not complete an initial business combination by this date, subject to applicable law.

(e)	Stockholder approval

Under Lionheart’s Amended and Restated Certificate of Incorporation dated 3 November 2021 (Lionheart Existing Charter), the Business Combination requires certain Lionheart stockholder approvals including:

(i)	approval of the Business Combination itself; and

(ii)	approval of the Nasdaq Listing,

in each case by the holders of a majority of the Shares of Class A Common Stock and Class B Common Stock, voting as a single class. Lionheart intends to call a meeting of its stockholders to seek the necessary approvals.

6.3	Lionheart stockholder redemption rights

(a)	Overview

Lionheart’s Existing Charter requires Lionheart to provide all holders of shares of its Class A Common Stock (Lionheart Shareholders) with the opportunity to redeem all or a portion of their shares of Class A Common Stock upon the consummation of an initial business combination. Accordingly, if the Business Combination is approved by Lionheart’s shareholders, the Public Shareholders may elect to redeem their shares of Class A Common Stock.

(b)	Redemption rights for public stockholders

Lionheart’s Public Stockholders will have the opportunity to redeem all or a portion of their shares of Class A Common Stock at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the Merger Effective Time including interest earned on the funds held in the Trust Fund and not previously released to Lionheart to pay its taxes, divided by the number of then outstanding shares of Class A Common Stock, subject to the limitations described below.

The amount in the Trust Account was initially US$10.10 per share of Class A Commons Stock.

The Public Stockholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then Public Stockholders who elected to exercise their redemption rights will not be entitled to receive such payments.

A Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of Class A Common Stock without Lionheart’s prior consent. Accordingly, all shares of Class A Common Stock in excess of 15% held by a Public Stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without Lionheart’s prior consent.

Lionheart’s Sponsor, officers, directors have agreed to waive their redemption rights with respect to any Founder Shares, shares of Class A Common Stock and Class B Common Stock held by them in connection with the completion of the Business Combination.

(c)	Limitation on redemption rights

Notwithstanding paragraph 6.3(b), in limited circumstances Public Stockholders holding more than an aggregate of 15% of the shares of Class A Common Stock will not be entitled to redeem their shares of Class A Common Stock on completion of the Business Combination. However, these Public Stockholders will be entitled to vote all of their Class A Common Stock for or against the Business Combination.

(d)	Stockholder vote on Business Combination

Lionheart has entered into an agreement with the Sponsor and each of its directors and officers pursuant to which, among other things, each such person has agreed to vote all shares of Lionheart common stock owned by it, him or her in favour of the Business Combination. However, Lionheart intends to waive such obligations of the Sponsor, its directors and/or its officers to vote their shares of common stock in favour of the Business Combination in respect of any shares purchased in open market transactions on NASDAQ. Nomura, Underwriter of Lionheart’s IPO, has agreed to vote any shares of Lionheart’s common stock held by them in favour of the Business Combination. However, Lionheart intends to waive such obligations of Nomura to vote their shares of common stock in favour of the Business Combination in respect of any shares purchased by Nomura in open market transactions on NASDAQ.

As a result, in addition to the shares of common stock held by Nomura, the Sponsor and its officers and directors, Lionheart may need only only 4,612,501, or 36.9% (assuming all outstanding shares are voted), or approximately 4.85% (assuming only the minimum number of shares representing a quorum are voted), of the Class A Common Stock to be voted in favour of the Business Combination in order to have the Business Combination approved.

(e)	Permitted purchases of Lionheart shares of Class A Common Stock

In limited circumstances Lionheart’s initial stockholders, directors, officers, advisors or their affiliates may purchase Class A Common Stock or Public Warrants in privately negotiated transactions or in the open market prior to completion of the Business Combination. There is no limit on the number of shares of Class A Common Stock or Public Warrants that may be purchased, subject to compliance with applicable law and Nasdaq rules. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions.

(f)	Redemption of Lionheart Shares if no business combination

Lionheart’s second amended and restated certificate of incorporation provides that it will have only 12 months from the closing of the Public Offering (or up to 18 months if it extends the period of time to consummate its initial business combination) to complete an initial business combination. If Lionheart is unable to complete its initial business combination within such 18-month period, it will, among other things, cease all operations and redeem 100% of the Class A Common Stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to Lionheart to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Class A Common Stock.

Lionheart’s Sponsor, officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and shares of Class B Common Stock held by them if Lionheart fails to complete an initial business combination within 12 months from the closing of the Public Offering (or up to 18 months if Lionheart extends the period of time to consummate its initial business). However, if Lionheart’s Sponsor, officers and directors acquire shares of Class A Common Stock at a later date, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if Lionheart fails to complete our initial business combination within the allotted 18-month time period.

6.4	Lionheart’s Board and executive officers

(a)	Directors

(i)	Ophir Sternberg - Chairman of the Board of Directors, President and Chief Executive Officer

Background

Ophir Sternberg, Lionheart’s Chairman, President and Chief Executive Officer since inception, has over 28 years of experience acquiring, developing, repositioning and investing in all segments of the real estate industry, including office, industrial, retail, hospitality, ultra-luxury residential condominiums and land acquisitions. Mr. Sternberg is the founder and Chief Executive Officer of Miami-based Lionheart Capital, founded in 2010. Lionheart Capital is a Miami-based diversified investment firm focused on building shareholder value in high-growth companies.

Mr. Sternberg began his career assembling, acquiring and developing properties in emerging neighborhoods in New York City, which established his reputation for identifying assets with unrealized potential and combining innovative partnerships with efficient financing structures to realize above average returns. Mr. Sternberg came to the United States in 1993 after completing three years of military service within an elite combat unit for the Israeli Defense Forces.

Under Mr. Sternberg’s leadership, Lionheart Capital executed numerous prominent real estate transactions and repositions, including The Ritz-Carlton Residences in Miami Beach, which resulted in a total sell-out value in excess of $550 million, as well as purchase of the development’s site, the former Miami Heart Institute. Additionally, Mr. Sternberg led the $120 million sale of The Seagull Hotel, making it the highest grossing hotel sale of 2020 in Miami Beach. Mr. Sternberg and Lionheart Capital are currently in development on a number of other projects, including retail properties in Miami’s fashion and culture epicenter, The Design District. In addition to The Ritz-Carlton Residences, Miami Beach, Lionheart Capital also developed The Ritz-Carlton Residences Singer Island, Palm Beach, cementing a reputation for developing high-end luxury branded properties.

In 2017, Mr. Sternberg founded Out of the Box Ventures, LLC, a Lionheart Capital subsidiary, to acquire and reposition distressed retail properties throughout the United States. With 19 properties in 14 states, Out of the Box Ventures currently controls over 5 million square feet of big box stores, shopping centers and enclosed regional mall properties with plans to improve and expand upon these acquisitions. Mr. Sternberg and Lionheart Capital are dedicated to working with best-in-class operators and partners such as Marriot International. Lionheart Capital has been able to execute numerous, marquee transactions due largely in part to Mr. Sternberg’s extensive industry relationships particularly with key institutional investors.

In March 2020, Mr. Sternberg became Chairman of Nasdaq-listed OPES which on June 30, 2020, announced a definitive agreement to merge with BurgerFi International LLC. The OPES-BurgerFi merger closed on December 16, 2020 to form BurgerFi International Inc., or BurgerFi, a fast-causal “better burger” concept that consists of approximately 120 restaurants nationally and internationally. Mr. Sternberg is the Chairman of the post-combination Nasdaq-listed company, BurgerFi (NASDAQ: BFI). The OPES team, led by Mr. Sternberg, evaluated over 50 potential targets and negotiated business combination terms with multiple candidates in a span of a few months and acquired BurgerFi at what it believed was an attractive multiple relative to its peers.

In addition, in May 2021, Lionheart Capital led a partnership group to purchase the iconic American powerboat business, Cigarette Racing Team, from its longtime owner.

In addition, since its inception in December 2019, Mr. Sternberg has been the Chairman, President and Chief Executive Officer of Nasdaq-listed Lionheart II Acquisition Corp. (Lionheart II), a SPAC. Lionheart II completed its initial public offering in August 2020, in which it sold an aggregate of 23,000,000 units (including the exercise of the underwriters’ over-allotment option), each unit consisting of one share of Lionheart II Class A common stock and one-half of one redeemable warrant for one share of Lionheart II Class A common stock, for an offering price of $10.00 per unit, generating aggregate proceeds of $230,000,000. Lionheart II’s units, shares of Class A common stock and warrants currently trade on Nasdaq under the symbols “LIONU,” “LION” and “LIONW,” respectively. On July 12, 2021, Lionheart II announced a $32.6 billion business combination with MSP Recovery, a leader in data-driven solutions that recovers improperly paid benefits on behalf of Medicare, Medicaid and other commercial payers. The Lionheart II -MSP merger closed on May 23, 2022. Mr. Sternberg is qualified to serve as a director due to his extensive experience in acquiring, developing, repositioning and investing in all segments of the real estate industry.

Mr. Sternberg will become the Chairman of the Board of Directors of Empatan (the Empatan Board) beginning at the closing of the Business Combination.

(ii)	James Anderson - Director

Qualifications:        BBA from the University of Iowa

Background

James Anderson, a director of Lionheart, has over 40 years of entrepreneurial business experience with a major focus in real estate and business development including internationally. He has either been a sole founder or founding partner in several commercial ventures. From April 2020 to December 2020, Mr. Anderson served on the board of directors of OPES Acquisition Corp., which later merged with BurgerFi International LLC. He has been an owner/broker of JA Real Estate Partners, LLC (New York, NY) since 2001. He co-founded Iowa State Commercial Investment Company, LLC in 2017; he acted as Senior Advisor to F&T Group from 2008-2014 in connection with the Nanjing World Trade Center mixed-use development project; and he was a regional manager/vice president of DeWolfe Companies, Inc. from 1989-1996. Mr. Anderson resided in China for nearly 10 years (2008-2017) where he was involved in numerous business/real estate development projects. Mr. Anderson also serves on the board of directors of Lionheart II, and is also expected to serve as a director of Lionheart IV, a SPAC, upon the completion of its public offering. He holds a BBA degree from the University of Iowa. Mr. Anderson is qualified to serve as a director due to his extensive global experience in real estate and business development.

(iii)	Thomas Byrne – Director

Qualifications:        BS in Accounting and MS in Accounting from the University of Florida

Background

Thomas Byrne, a director of Lionheart, has over 30 years of experience managing and investing in both public and private growth companies and is the co-founder and Chief Strategy Officer of Kaptyn Holding Corp., an electric vehicle rideshare company since November 2018. He is also a general partner of New River Capital Partners, LP, a private equity fund which he co-founded in 1997. From 2015 to 2016 he served as the President of Pivotal Fitness. From 2004 to 2014 he was an executive of Swisher Hygiene, most recently as its CEO. In 2005 Mr. Byrne co-founded Service Acquisition Corp. International, a SPAC that later merged into Jamba Juice, where he served on the company’s board and Audit Committee until 2010. From 1988 to 1996, Mr. Byrne was an executive at Blockbuster Entertainment Group, a division of Viacom, where he last served as its Vice-Chairman and President of the Viacom Retail Group. From 1984 to 1988, Mr. Byrne served as a CPA with KPMG. He has also served on the boards of Jamba Juice, LDN CBD, Reel.com, Avaltus, ITC Learning, The Transformational Travel Council and Friends of Birch State Park. Mr. Byrne also serves on the board of directors of Lionheart II, and is also expected to serve as a director of Lionheart IV, a SPAC, upon the completion of its public offering. Mr. Byrne graduated from the University of Florida with a BS in Accounting in 1980 and an MS in Accounting in1984. Mr. Byrne is qualified to serve as a director due to his significant industry and financial and accounting experience.

(iv)	Thomas Hawkins – Director

Qualifications:        AB in Political Science from the University of Michigan and Juris Doctor from Northwestern University

Background

Thomas Hawkins, a director of Lionheart, previously served as a Management Consultant for MEDNAX, Inc. from February 2014 to December 2017, after serving as General Counsel and Board Secretary from April 2003 to August 2012. Prior to that, Mr. Hawkins worked for New River Capital Partners as a Partner from January 2000 to March 2003; AutoNation, Inc. as Senior Vice President of Corporate Development from May 1996 to December 1999; Viacom, Inc. as Executive Vice President from September 1994 to May 1996; and Blockbuster Entertainment Corporation as Senior Vice President, General Counsel, and Secretary from October 1989 to September 1994. Mr. Hawkins currently serves on the board of directors of the Alumni Association of the University of Michigan and Jumptuit Inc., a data analytics technology company. Mr. Hawkins also serves on the board of directors of Lionheart II. Mr. Hawkins received his Juris Doctor from Northwestern University in 1986 and his A.B. in Political Science from the University of Michigan in 1983. Mr. Hawkins is qualified to serve as a director due to his experience as a senior executive and chief legal officer at several public companies (including his experience acquiring companies) and with counselling and serving on boards of directors.

Mr. Hawkins will become a Director of Empatan beginning at the closing of the Business Combination.

(v)	Roger Meltzer, Esq.- Director

Qualifications:        A.B. from Harvard College and Juris Doctor from New York University

Background

Roger Meltzer, Esq. a director of Lionheart, is a distinguished global leader, having produced substantial innovations for global law firms, including one of the largest and most well-known law firms in the world while demonstrating agility, compassion, and consistency, who has successfully navigated firms and local offices through challenges such as major worldwide financial headwinds, transnational cyberattacks and global pandemics, who has clearly established moral and business imperatives and has pioneered industry precedents for institutionalized equality, diversity and inclusivity and nurtured a global iconic pro bono effort, and who is known for leading and nurturing entrepreneurial, high performing, and team centric cultures. Mr. Meltzer has practiced law at DLA Piper LLP since 2007 and has held various roles: Global Co-Chairman, from 2015 to 2020, and currently as Chairman Emeritus; Americas Co-Chairman, from 2013 to 2020; Member, Office of the Chair, from 2011 to 2020; Member, Global Board, from 2008 to 2020; Co-Chairman, U.S. Executive Committee, from 2013 to 2020; Member, U.S. Executive Committee, from 2007 to 2020; and Global Co-Chairman, Corporate Finance Practice, 2007 through 2015. Prior to joining DLA Piper LLP, Mr. Meltzer practiced law at Cahill Gordon & Reindel LLP from 1980 through 2007 where he was a member of the Executive Committee from 1987 through 2007, Co-Administrative Partner and Hiring Partner from 1987 through 1999, and Partner from 1984 through 2007. Mr. Meltzer currently serves on the Advisory Board of Harvard Law School Center on the Legal Profession (May 2015—Present); Board of Trustees, New York University Law School (September 2011—Present); and the Corporate Advisory Board, John Hopkins, Carey Business School (January 2009—December 2012). He has previously served on the board of directors of: The Legal Aid Society (November 2013 to January 2020), Hain Celestial Group, Inc. (December 2000 to February 2020) and The Coinmach Service Corporation (December 2009 to June 2013). Mr. Meltzer has also received several awards and honors and has been actively involved in philanthropic activity throughout his career. In March 2021, Mr. Meltzer joined the board of directors of Lionheart II, a SPAC. In February 2021, Mr. Meltzer joined the board of directors and the audit committee of Haymaker Acquisition Corp. III (NASDAQ: HYAC), a special purpose acquisition corporation, and Ubicquia LLC, a privately-held smart lighting solutions provider. Mr. Meltzer is also expected to serve as a director of Lionheart IV, a SPAC, upon the completion of its public offering. Mr. Meltzer is qualified to serve as a director due to his experience representing clients on high-profile, complex, and cross-border matters and his leadership qualities. Mr. Meltzer received Juris Doctor degree in law from New York University School of Law and an A.B. from Harvard College.

Mr. Meltzer will become a Director of Empatan beginning at the closing of the Business Combination.

(b)	Executive officers

(i)	Ophir Sternberg—Chairman of the Board of Directors, President and Chief Executive Officer

Please see section 6.4(a)(i) above.

(ii)	Paul Rapisarda—Chief Financial Officer

Qualifications: B.A from Amherst College, MBA from the Harvard Business School

Background

Paul Rapisarda, who currently serves as Lionheart’s Chief Financial Officer, has also served as Chief Financial Officer at Lionheart Capital, Lionheart II and Out of the Box Ventures since 2019. Mr. Rapisarda is an experienced public company C-suite executive and investment banking professional with more than 25 years working in and for a variety of public and private companies. Prior to joining Lionheart Capital in June 2019, he served as Chief Financial Officer at Etrion Corp. (TSX: ETX), a dual-listed (Canada/Sweden) solar energy development company from October 2015 to December 2017. Etrion Corp. is part of The Lundin Group, a portfolio of 13 public companies in the energy and mining sectors with a combined market capitalization in excess of US$16 billion, started or sponsored by the Lundin family. Mr. Rapisarda was responsible for managing all finance functions, including financial reporting, treasury &cash management, corporate finance, regulatory/SEC compliance matters and investor relations. In addition, Mr. Rapisarda established Garrison Capital Advisors LLC, a financial advisory and consulting services company in 2014. From 2008 to 2014, he worked for another dual-listed company (Canada/United States), Atlantic Power Corporation (NYSE: AT), most recently serving as Executive Vice President-Commercial Development. The company was a portfolio company controlled by Arclight Capital Partners, a private equity firm with US$10.4 billion of assets under management and a focus on the energy sector. He was a key member of the executive team that successfully engineered the $1.8 billion merger with Capital Power Income L.P. and had primary responsibility for the investment of over US$1.2 billion in capital from 2008-2012. Prior to Atlantic Power, Mr. Rapisarda worked for over 20 years in investment banking and private equity for several firms, including Compass Advisers LLP, Schroders, Merrill Lynch and BT Securities. He has also acted as a board member at several emerging growth companies, primarily in the energy, technology and infrastructure sectors.

(iii)	Faquiry Diaz—Chief Operating Officer

Qualifications: graduate of the Wharton School at the University of Pennsylvania

Background

Faquiry Diaz, who currently serves as Lionheart’s Chief Operating Officer, also serves as the Chief Operating Officer for Lionheart Capital and its affiliated entities. In this role, he leads the Mergers & Acquisitions and Corporate Strategy divisions. An investor and operator, over the past 25 years, Mr. Diaz has held positions as an executive, board member, and observer at various public and private corporations in the US and internationally. Mr. Diaz also serves as Chief of Mergers and Acquisitions and Corporate Strategy at BurgerFi International, Inc. (NASDAQ: BFI), where Ophir Sternberg serves as Executive Chairman. He has also served on the boards of several non-profit organizations and educational institutions. Mr. Diaz also serves as the Chief Operating Officer of Lionheart II.

6.5	Lionheart’s capital structure

(a)	Current capital structure

The capital structure of Lionheart at the date of this Scheme Booklet is as follows:

Type of securities	Number
Class A Common Stock	12,500,000
Class B Common Stock	3,525,000
Class A Common Stock Warrants	8,450,000

6.6	Lionheart capital structure on or prior to the Merger Implementation Date

On or prior to the Merger Implementation Date each share of Class B Common Stock will convert into one share of Class A Common Stock.

Type of securities	Number*
Class A Common Stock[1,2]	16,025,000
Warrants to purchase shares of Class A Common Stock	8,450,000

Notes:

[1]	Assumes that no Public Stockholders redeem their shares of Class A Common Stock.
[2]	Includes the conversion of 3,125,000 shares of Class B Common Stock into 3,125,000 shares of Class A Common Stock.
*	Does not include the issue of shares or warrants under any PIPE financing.

Based on public filings made by institutional investment managers and other holders of 5% or more of shares of Class A Common Stock or Class B Common Stock, as well as information provided by Lionheart directors and executive officers, Lionheart is aware that the following persons beneficially owned more than 5% of all Lionheart shares of Class A Common Stock or Class B Common Stock as of 7 September 2022.

Name	Class A Common Stock	Class B Common Stock		Total voting power
Saba Capital Management L.P.	1,132,075	Nil		7.1%
Lionheart Equities LLC	Nil	1,549,250	[1]	9.7%

6.7	Interests of the Lionheart Directors and executive officers

(a)	Shareholder interests in SMX

As at the date of this Scheme Booklet no director or executive officer of Lionheart has an interest in SMX shares.

(b)	Shareholder interests in Empatan

As at the date of this Scheme Booklet no Director or Executive Officer of Lionheart has an interest in Empatan shares.

(c)	Interests in Lionheart Shares

As at the date of this Scheme Booklet the interest of each Director and Executive Officer of Lionheart in Lionheart shares is as follows:

Director	Description	Number of Shares
Ophir Sternberg	Class B Common	1,549,2501]
James Anderson	Class B Common	10,000]
Thomas Byrne	Class B Common	40,000]
Thomas Hawkins	Class B Common	55,000]
Roger Meltzer, Esq.	Class B Common	40,000]
Paul Rapisarda	Class B Common	86,625]

Notes:

[1]

Ophir Sternberg, Lionheart’s Chairman, President and Chief Executive Officer is the member of the Lionheart Equities, LLC (Sponsor). Mr Sternberg disclaims beneficial ownership over any securities owned by the Sponsor in which he does not have any pecuniary interest.

(d)	Fees or benefits given or agreed to be given in connection with the Scheme

Other than as set out below, no fees or benefits have been given or agreed to be given to any Lionheart Director or Executive Officer in connection with the Business Combination, including the Scheme.

(i)	Chairman Agreement

Mr. Ophir Sternberg and Empatan have entered into a Chairman Agreement (Chairman Agreement). Pursuant to the Chairman Agreement, beginning at the closing of the Business Combination, Mr. Sternberg will serve as the Chairman of the Empatan Board for so long as he serves as a member of the Empatan Board, unless he is earlier terminated. Mr. Sternberg will not receive any cash compensation for his service on the Empatan Board nor will he be entitled to participate in any employee benefit plans of Empatan.

The Chairman Agreement provides that Mr. Sternberg will be granted restricted stock units of Empatan representing 3% of the issued and outstanding Empatan Shares as of the grant date in accordance with and subject to the terms and conditions of the Empatan’s 2022 Incentive Plan. Mr. Sternberg’s restricted stock units are subject to time-based vesting, as follows: 20% vest on the grant date, and the remaining restricted stock units will vest in quarterly instalments thereafter over a period of three years subject to his continued service on the Empatan Board as of each vesting date subject to earlier vesting as forth below.

In the event of the expiration or termination of the Chairman Agreement for any reason other than termination for cause (as defined in the Chairman Agreement), any unvested outstanding equity awards held by Mr. Sternberg will immediately vest and become nonforfeitable. In the event of the termination of the Chairman Agreement by Empatan for cause, all unvested outstanding equity awards will be cancelled and forfeited, and Mr. Sternberg will not be entitled to any payment in connection therewith.

(ii)	Independent Contractor Agreement

Mr. Faquiry Diaz and Empatan entered into an independent contractor agreement (the Independent Contractor Agreement). The Independent Contractor Agreement provides for an initial term of three years that automatically renews for one-year terms thereafter, so long as Ophir Sternberg is the Chairman of the Empatan Board. Notwithstanding the foregoing, the Independent Contractor Agreement is terminable by either party at any time, with or without cause (as defined in the Independent Contractor Agreement), effective upon notice to the other party. In exchange for his services, Mr. Diaz will be compensated and reimbursed in the total amount of US$84,000, annually, payable in twelve equal monthly payments. In addition, the Independent Contractor Agreement provides that Mr. Diaz will be granted restricted stock units of Empatan representing 1% of the issued and outstanding Empatan Shares as of the grant date in accordance with and subject to the terms and conditions of Empatan’s 2022 Incentive Plan. Mr. Diaz’s restricted stock units are subject to time-based vesting, as follows: 20% vest on the grant date, and the remaining restricted stock units will vest in quarterly instalments thereafter over a period of three years subject to his continued service on the Empatan Board as of each vesting date subject to earlier vesting as set forth below.

In the event of the termination of the Independent Contractor Agreement by Empatan without cause or upon a change in control (each such term as defined in the Independent Contractor Agreement), any unvested outstanding equity awards held by Mr. Diaz will immediately vest and become nonforfeitable. In the event of the termination of the Independent Contractor Agreement for cause by Empatan or for any reason by Mr. Diaz, all unvested outstanding equity awards will be cancelled and forfeited without consideration.

(e)	Other director compensation

[Other than as set out in this section, no Lionheart Director or Executive Officer receives any cash compensation from Lionheart for their services.]

(f)	Other interests

Lionheart pays the Sponsor US$15,000 per month for office space, utilities and secretarial and administrative services. On completion of the Business Combination Lionheart will cease paying these monthly fees.

6.8	Interests of Lionheart

As at the date of this Scheme Booklet, Lionheart has no voting power or relevant interest in any SMX Shares or Empatan Shares.

Lionheart has not acquired or disposed of a relevant interest in any SMX Shares or Empatan Shares in the four month period ending on the date immediately before the date of this Scheme Booklet.

6.9	No pre-transaction benefits

Except as provided in this Scheme Booklet, during the period of four months before the date of this Scheme Booklet, neither Lionheart nor any associate of Lionheart gave, or offered to give, a benefit to another person which was likely to induce the other person, or an associate of that person, to:

(a)	vote in favour of the Scheme; or

(b)	dispose of SMX Shares.

6.10	Disclosure of interests

Except as otherwise provided in this Scheme Booklet, no:

(a)	Lionheart Director;

(b)

person named in this Scheme Booklet as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Scheme Booklet for or on behalf of Lionheart;

(c)	promoter, stockbroker or underwriter of Lionheart or the Merged Group,

(together the Interested Persons) holds, or held at any time during the two years before the date of this Scheme Booklet any interests in:

(a)	the formation or promotion of Lionheart or the Merged Group;

(b)	property acquired or proposed to be acquired by Lionheart in connection with the formation or promotion of Lionheart or the Merged Group or the offer of Empatan Shares under the Scheme; or

(c)	the offer of Empatan Shares under the Scheme.

6.11	Disclosure of fees and benefits

Except as otherwise disclosed in this Scheme Booklet, Lionheart has not paid or agreed to pay any fees, or provided or agreed to provide any benefit:

(a)	to a director or proposed director of Lionheart to induce them to become or qualify as a director of Lionheart;

(b)	for services provided by any Interested Persons in connection with:

(i)	the formation or promotion of Lionheart or the Merged Group; or

(ii)	the offer of Empatan Shares under the Scheme.

6.12	Litigation

As at the date of this Scheme Booklet, so far as the Lionheart Directors are aware, there is no current or threatened civil litigation, arbitration proceedings or administrative appeals, or criminal or governmental prosecutions of a material nature of which Lionheart is directly or indirectly concerned which is likely to have a material adverse impact on the business or financial position of Lionheart.

6.13	Lionheart Historical Financial Information

The Lionheart Historical Financial Information included in this section is intended to present SMX Shareholders with information to assist them in understanding the historical financial performance, financial position and cash flows of Lionheart. Lionheart management is responsible for the preparation and presentation of the Lionheart Historical Financial Information.

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Lionheart has identified the following critical accounting policies:

(a)	Class A Common Stock subject to possible redemption

Lionheart accounts for its common stock subject to possible conversion in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of our condensed balance sheets.

(b)	Net loss per common share

Lionheart complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Lionheart has two classes of shares, which are referred to as Class A Common Stock and Class B Common Stock. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common stock outstanding for the period. Accretion associated with the redeemable shares of Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

(c)	Recent accounting standards

Lionheart management does not believe that there are any other recently issued, but not yet effective, accounting standards, that if currently adopted, would have a material effect on its condensed financial statements.

Lionheart’s statement of operations and cash flows data for the period from 14 January 2021 (inception) through 31 December 2021 and balance sheet data as of 31 December 2021 is derived from its audited financial statements. The selected historical financial data of Lionheart for the six months ended 30 June 2022 and the consolidated balance sheet as of 30 June 2022 are derived from Lionheart’s unaudited interim combined and consolidated financial statements.

The Lionheart Historical Financial Information has been prepared in a manner consistent with Lionheart’s accounting policies applied by Lionheart in preparing the Lionheart Half Yearly Report for the half year ended 30 June 2022 and the Annual Report for the year ended 31 December 2021. The accounting principles used in the preparation of the Lionheart Historical Financial Information are consistent with those set out in Lionheart’s Half Yearly Report for the half year ended 30 June 2022 and the Annual Report for the year ended 31 December 2021.

These consolidated financial statements in Lionheart’s Annual Reports were prepared in accordance with U.S. GAAP and the applicable rules and regulations of the SEC for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for full financial statements.

The Lionheart Historical Financial Information contained in this section is presented in an abbreviated form as it does not include all the disclosures, statements or comparative information that are required by U.S. GAAP applicable to full financial statements or to financial statements prepared in accordance with the applicable rules and regulations of the SEC or the Corporations Act. Lionheart files annual and quarterly reports with the SEC. Lionheart’s SEC filings, including the Form 10-Q Quarterly Report for the quarter ended 30 September 2022, are available to the public at the SEC’s website at www.sec.gov.

(in thousands, except share and per share data)	Three Month Ended June 30,		Six Months Ended June 30,	For the Period from January 14, 2021 (Inception) through June 30,
Statement of Operations Data	2022	2021	2022	2021
	(unaudited)		(unaudited)	as restated
Loss from operations	(1,266,279)	—	(1,512,770)	(1,029)
Other income (expense), net	—	—	—	—
Loss before (provision for) benefit from income taxes	(1,100,942)	—	(1,339,137)	—
Net loss	$(1,114,508)	—	$(1,352,703)	$(1,029)
Basic and diluted weighted average shares outstanding, Class A Common Stock	12,900,000	—	12,900,000	—
Basic and diluted net loss per common share, Class A Common Stock	$(0.07)	$(0.00)	$(0.08)	$(0.00)
Basic and diluted weighted average shares outstanding, Class B Common Stock	3,125,000	2,875,000	3,125,000	2,875,000
Basic and diluted net loss per common share, Class B Common Stock	($0.07)	$(0.00)	$($0.08)	$(0.00)
Statement of Operations Data
Net cash provided by (used in) operating activities			(496,079)
Net cash provided by (used in) investing activities			—
Net cash provided by financing activities			(14,540)

Balance Sheet Data	As of June 30,	For the Period from January 14, 2021 (Inception) through June 30,
(in thousands, except share and per share data)	2022	2021
	(unaudited)	as restated
Total assets	$127,572,457	$128,020,208
Total liabilities	5,631,458	4,726,506
Class A common stock subject to possible redemption	126,250,000	126,250,000
Total equity (deficit)	(4,309,001)	(2,956,298)

6.14	PIPE Financing

Lionheart is actively pursuing to enter into subscription agreements with certain institutional and accredited investors (PIPE Investors), pursuant to which Lionheart will agree to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, up to US$25 million in the aggregate, in securities (PIPE Financing). The securities to be issued pursuant to the subscription agreements will not be registered under the Securities Act of 1933, as amended (the US Securities Act), in reliance upon the exemption provided in section 4(a)(2) of the Securities Act.

The closing of any PIPE Financing would be subject to customary conditions for a financing of this nature, including the completion of the Business Combination (Closing). The subscription agreements are expected to provide that Lionheart will provide the PIPE Investors customer registration rights with respect to any securities issued to such investors in connection with any PIPE Financing following the Closing.

The PIPE Investor’s obligations to purchase the PIPE securities are subject to termination if the Business Combination is not consummated on or before 8 November 2022. Additionally, the PIPE Investor’s obligations to purchase the PIPE Securities are subject to fulfillment of customary closing conditions, including that the Business Combination must be consummated substantially concurrently with, and immediately following, the purchase of the PIPE Securities.

In the event of any such failure to fund, any termination of such obligation, or if any such condition is not satisfied and not waived, Lionheart may not be able to obtain additional funds to account for such shortfall on favourable terms or at all.

6.15	Going concern of Lionheart

If the Business Combination is not consummated by 8 November 2022 (or until May 8, 2023 if Lionheart extends the period of time to consummate its initial business combination pursuant to any further extension period)(“Lionheart Liquidation Date”), there will be a mandatory liquidation and subsequent dissolution of Lionheart. Lionheart intends to complete the Business Combination before the Lionheart Liquidation Date, or otherwise to exercise the extension facilities available to it. However, there can be no assurance that Lionheart will be able to consummate the Business Combination.

If an initial business combination is not consummated by the Lionheart Liquidation Date, as may be extended until May 8, 2023, there will be a mandatory liquidation and subsequent dissolution of Lionheart.

Management of Lionheart has determined that the mandatory liquidation, should an initial business combination not occur, and potential subsequent dissolution of Lionheart, raises substantial doubt about its ability to continue as a going concern.

On 8 November 8 2022 and 8 December 8 2022, respectively, Lionheart caused $412,500 to be deposited on each date into Lionheart’s Trust Account for its public stockholders, representing $0.033 per share of Class A common stock. This allows Lionheart to extend the period of time it has to consummate its previously announced initial business combination with Security Matters Limited by (i) one month initially from 8 November 8 2022 to 8 December 2022 and (ii) from 8 December

2022 to 8 January 2023 (the “Extension”). The Extension is the first and second of six one-month extensions permitted under Lionheart’s governing documents. Lionheart has provided an assurance that it will exercise a further extension for the 8 January period and to facilitate the holding of the Scheme Meeting, Optionolders Meeting and General Meeting

Lionheart is required to repay any extension payments that are loaned to the Sponsor for purposes of making such extension payments. If Lionheart completes its initial Business Combination, it will, at the option of the Sponsor, repay any amounts loaned under the promissory note(s) out of the proceeds of the Trust Account released to it or convert a portion or all of the amounts loaned under such promissory note(s) into shares of Class A Common Stock. If Lionheart does not complete an initial Business Combination by the extension deadline, the loans will be repaid only from funds held outside of the Trust Account.

6.16	Further information

Lionheart files annual, quarterly and current reports, proxy statements and other information with the SEC. Lionheart’s SEC filings are available to the public at the SEC’s website at www.sec.gov.

Lionheart has also, in relation to this transaction, filed extensive material in the form of an F-4 Registration Statement. That Registration Statement, as filed with the SEC can be found here:

https://www.sec.gov/Archives/edgar/data/1940674/000119312522312839/d381455df4a.htm

Any further filings provided by Lionheart will also be published on the SEC website and will also be disclosed by SMX to the ASX if relevant to the transaction.

Further information to assist investors with understanding SPAC transactions generally has also been published by the SEC, and may be found here:

https://www.sec.gov/oiea/investor-alerts-and-bulletins/what-you-need-know-about-spacs-investor-bulletin

7.	Overview of Empatan

7.1	Introduction

The following information should be read in conjunction with the full text of this Scheme Booklet. The information contained in this Section has been prepared by Empatan. The information concerning Empatan and the intentions, views and opinions contained in this Section are, to the extent permitted by law, the responsibility of Empatan. SMX and its officers and advisers do not assume any responsibility for the accuracy or completeness of this information.

7.2	Overview of Empatan

Empatan is a public limited company incorporated under the laws of Ireland on 1 July 2022 in accordance with the Irish Companies Act.

In accordance with the Scheme Implementation Deed, Empatan will hold all of the shares in SMX following the implementation of the Scheme, including the Option Scheme and the Capital Reduction, issue the Scheme Consideration to the Scheme Participants and apply for listing on the NASDAQ.

Empatan has not conducted and has no current intention to conduct any business other than entering into the Scheme Implementation Deed and entering into any documents and agreements and performing the acts which are detailed in this Scheme Booklet. As Empatan is a newly formed entity, it does not have any historical financial statements.

As at the date of this Scheme Booklet, Empatan has the authority to issue:

(a)	800,000,000,000 ordinary shares, with a nominal value of US$0.0001 per share (Empatan Shares);

(b)	200,000,000,000 preferred shares with a nominal value of US$0.0001 each (Empatan Preference Shares);

(c)	25,000 deferred shares with a nominal value of €1.00 each (Empatan Deferred Shares).

As at the date of this Scheme Booklet, Empatan has issued one (1) ordinary share at a price of US$0.0001, held by Doron Afik issued upon the incorporation of Empatan, and 25,000 deferred shares at a price of €1.00 per share held by Doron Afik.

Empatan is not currently listed on any securities exchange. Empatan will apply to be admitted to the official list of NASDAQ and approval of the Empatan Shares and Empatan Public Warrants for quotation on NASDAQ is a condition to the Scheme becoming Effective.

If the Scheme, Option Scheme and Capital Reduction are implemented, on the Scheme Implementation Date, the Empatan Shares subject to the Scheme will be owned by the Scheme Participants in accordance with the Scheme Consideration, subject to the Share Sale Facility and the rounding of fractional entitlements. Furthermore, if the Business Combination is implemented, the Empatan Shares subject to the Business Combination will be owned by the Lionheart Shareholders and the Empatan Public Warrants the subject of the Business Combination will be owned by the Lionheart Warrantholders.

7.3	Empatan’s group structure

Empatan is a company limited by shares, incorporated and domiciled in Ireland.

Empatan’s registered office and principal place of business is located at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland.

7.4	Empatan’s Board and key management

As at the date of this Scheme Booklet, Empatan has the following directors:

(a)	Haggai Alon

(b)	Amir Bader

7.5	Empatan’s capital structure

(a)	Current capital structure of Empatan

The capital structure of Empatan at the date of this Scheme Booklet comprises the following securities:

Number	Securities
1	Ordinary shares of US$0.0001

25,000	Deferred shares at a price of €1.00

Securities in Empatan are not currently quoted on any securities exchange. In the last 6 months prior to the Last Practicable Date, the following transactions have occurred:

Date	Description of issue / transfer / cancellation	Shares
15 July 2022	Issue to Doron Afik to fulfil requirements of Irish Companies Act.[1]	25,000 deferred shares at a price of €1.00

Note:

[1]	Under the Irish Companies Act, public limited companies must have at least 25,000 issued capital.

Other than those listed in the table above, there have been no issues, transfers or cancellations of securities in Empatan in the last 6 months prior to the Last Practicable Date.

7.6	Substantial shareholders

The list of substantial shareholders below reflects the latest substantial holders notices as at the Last Practicable Date:

Name	Securities	Percentage
Doron Afik	1 ordinary share and 25,000 deferred shares	100%

7.7	Interests of Empatan’s Directors

(a)	Interests in Empatan Shares

Prior to the implementation of the Schemes, Capital Reduction and Business Combination, the directors of Empatan do not own any Empatan Shares beneficially or otherwise.

(b)	Interests in SMX Shares

Director	Description	Number of SMX Shares
Haggai Alon	SMX Shares	5,135,949

Amir Bader	SMX Shares	324,135

7.8	Empatan interest and dealings in SMX Shares

As at the date of this Scheme Booklet, Empatan has no voting power or relevant interest in any SMX Shares.

During the period of four months before the date of this Scheme Booklet, neither Empatan nor any Associate of Empatan:

•	has provided, or agreed to provide, consideration for any SMX Shares under a purchase or an agreement; or

•	has given or offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person, or an Associate, to:

•	vote in favour of the Scheme; or

•	dispose of SMX Shares.

Empatan has not acquired or disposed of a relevant interest in any SMX Shares in the four month period ending on the date immediately before the date of this Scheme Booklet.

7.9	Rights and Liabilities attaching to New Empatan Shares following the implementation of the Schemes, Capital Reduction and Business Combination

The rights and liabilities attaching to Empatan Shares that will be issued to participants in the Scheme as Scheme Consideration will be the same as those attaching to existing Empatan Shares and will rank equally in all respects with all issued fully paid ordinary shares of Empatan from the date of their issue. These rights and liabilities are detailed in the Empatan Constitution.

The table below summarises some of the key rules in the Empatan constitution in relation to the rights and liabilities that will attach to Empatan Shares following the implementation of the Schemes, Capital Reduction and Business Combination. This summary does not purport to be exhaustive and must be read subject to the full text of the Empatan constitution.

The table below should be read in conjunction with the jurisdictional comparison under Section 14.

SMX Shareholders should obtain their own independent advice in relation to their rights and liabilities as potential holders of Empatan Shares in specific circumstances.

Item	Description

Issue of further Empatan Shares	Under rule 14.1 of Empatan’s Constitution, the directors of Empatan may issue Empatan Shares on such terms and conditions as considered to be in the best interests of Empatan.

Variation of class rights

In the event where there is an issue of preferred shares in the capital of Empatan or the shares in Empatan are otherwise divided into different classes, the rights attaching to any existing class of shares can only be varied or abrogated if:

(a)   the holders of 75% in nominal value of the issued shares of that class consent in writing to the variation; or

(b)   a special resolution, passed at a separate general meeting of the holders of that class, sanctions the variation.

At least one-third of the holders (in nominal value) of the issued shares of the class in question must be present at the separate general meeting.

Empatan Share transfers	Any member may transfer all or any of their shares (of any class) by an instrument of transfer in the usual common form or in any other form which the Empatan Board may from time to time approve. The instrument of transfer may be endorsed on the certificate.

Meetings of members

Empatan can hold each of:

(a)   an annual general meeting each year (Annual General Meeting); and

(b)   general meetings (Extraordinary General Meeting).

An Annual General Meeting or an Extraordinary General Meeting can be held outside of Ireland. Empatan shall make necessary arrangements to ensure that members can by technological means participate in any such meeting without leaving Ireland.

Item	Description

A general meeting of Empatan may be held in two or more venues (whether inside or outside of Ireland) at the same time using any technology that provides members, as a whole, with a reasonable opportunity to participate, and such participation shall be deemed to constitute presence in person at the meeting.

Empatan will provide 21 days’ notice to members in the event that an Annual General Meeting or an Extraordinary General Meeting is called. However, an Extraordinary General Meeting may be called by 14 days’ notice where:

(a)   all members, who hold shares that carry rights to vote at the meeting, are permitted to vote by electronic means at the meeting; and

(b)   a special resolution reducing the period of notice to fourteen days has been passed at the immediately preceding annual general meeting, or at a general meeting held since that meeting.

Voting

At any general meeting, a resolution put to the vote of the meeting shall be decided on a poll.

Subject to any rights or restrictions attached to any class or classes of shares in the capital of Empatan, every member of record present in person or by proxy will have one vote for each share registered in his or her name in Empatan’s register.

Where there are joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder or holders. Seniority will be determined by the order in which the names of the joint holders stand in Empatan’s register.

Dividends

Directors may from time to time:

(a)   pay to the members such dividends (whether as either interim dividends or final dividends) as appear to the Directors to be justified by the profits of Empatan;

(b)   before declaring any dividend, set aside out of the profits of Empatan such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of Empatan may be properly applied, and pending such application may, at the like discretion either be employed in the business of Empatan or be held as cash or cash equivalents or invested in such investments as the Directors may lawfully determine; and

(c)   without placing the profits of Empatan to reserve, carry forward any profits which they may think prudent not to distribute.

Item	Description

If a dividend is declared by the directors of Empatan:

(a)   unless otherwise specified by the Directors at the time of declaring a dividend, the dividend shall be a final dividend;

(b)   all dividends will be declared and paid such that shares of the same class rank equally irrespective of the premium credited as paid up on such shares;

(c)   If any share is issued on terms providing that it shall rank for a dividend as from a particular date, such share shall rank for dividend accordingly.

No dividend shall bear interest against Empatan.

Rights on winding up

Subject to the provisions of any relevant legislation as to preferential payments, the property of Empatan on its winding up will be distributed among the members according to their rights and interests in Empatan.

Unless the conditions of issue of the shares in question provide otherwise, dividends declared by Empatan more than six years preceding the commencement date of a winding up of Empatan, being dividends which have not been claimed within that period of six years, shall not be a claim admissible to proof against Empatan for the purposes of the winding up.

If Empatan is wound up and the assets available for distribution among the members are insufficient to repay the whole of the paid up or credited as paid up share capital, such assets will be distributed so that, as nearly as may be, the losses will be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares in the capital of Empatan held by them respectively.

If in a winding up the assets available for distribution among the members is sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess will be distributed among the members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on shares held by them respectively, subject to specific rights attaching to any class of share capital.

Governing law and jurisdiction

Generally

The courts of Ireland will have exclusive jurisdiction to settle any dispute arising out of or in connection with Empatan’s constitution and, for such purposes, Empatan and each shareholder irrevocably submit to the exclusive jurisdiction of such courts.

Any proceeding, suit or action arising out of or in connection with Empatan’s constitution (the Proceedings) will therefore be brought in the courts of Ireland. Each shareholder irrevocably waives any objection to Proceedings in the courts on the grounds of venue or on the grounds of forum non conveniens.

Item	Description

Complaints regarding Exchange Act or Securities Act of 1933 of the United States

For complaints regarding the Exchange Act or Securities Act of 1933 of the United States, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this provision.

7.10	Bridge Loan

On 24 August 2022, SMX and Empatan entered into a binding term sheet with a private investor who agreed to lend SMX and Empatan US$1,000,000, on the key terms as set out in Section 5.20.

The lender, as with the other Bridge Loan lenders, will also receive warrants to subscribe for Empatan Shares and a first priority security interest in the shares owned by SMX in the capital of trueGold.

The investor may redeem 50% of the warrants at the closing of the Business Combination. SMX and the lender are yet to enter into a formal agreement. This is expected to occur prior to the Scheme Meeting, Option Scheme Meeting and General Meeting.

8.	Overview of the Merged Group

8.1	Introduction

This Section contains information in relation to the Merged Group that will be created if each of Schemes, the Capital Reduction and Business Combination are implemented.

Following implementation of the Schemes, the Capital Reduction and the Business Combination, the Merged Group will consist of:

(a)	Empatan, as the holding company and entity which will apply for quotation on NASDAQ;

(b)	SMX, as a wholly owned subsidiary of Empatan; and

(c)	Lionheart, as a wholly owned subsidiary of Empatan.

As discussed below at Section 8.3, the Schemes and the Capital Reduction will become Effective conditional on the implementation of the Business Combination.

The Empatan Shares will not be quoted on any securities exchange until after the Schemes and the Capital Reduction will become Effective conditional on the implementation of the Business Combination.

8.2	Overview

This Section sets out the intentions in relation to SMX and the Merged Group, including Empatan’s intentions regarding:

(a)	the continuation of the business of SMX and how SMX’s existing business will be conducted;

(b)	any major changes to be made to the business of SMX; and

(c)	the future employment of the present employees of SMX,

in each case, after the Schemes and Capital Reduction are implemented.

The information contained in this Section and the intentions of the Merged Group have been formed on the basis of facts and information concerning SMX and the general business environment which are known to Empatan as at the date of this Scheme Booklet.

Empatan will review and make determinations regarding the matters set out below in light of all such material information, facts and circumstances at the relevant time. Accordingly, it is important to recognise that the statements set out in this Section are statements of current intentions only, which may change as new information becomes available or circumstances change.

Furthermore, as the formation of the Merged Group is conditional on the implementation of the Business Combination Agreement (BCA), the Merged Group will only be formed following approval by Lionheart Shareholders of the BCA, the transactions contemplated thereby and the satisfaction of various other conditions under the BCA.

8.3	Formation of Merged Group

The Merged Group will be formed in accordance with the BCA and the Scheme Implementation Deed (SID).

(a)

Under the BCA, following approval by Lionheart Shareholders of the BCA and the transactions contemplated thereby, Lionheart and Merger Sub will enter into a business combination transaction pursuant to which Merger Sub will merge with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of Empatan.

(b)

Pursuant to the merger of Merger Sub with and into Lionheart, the Lionheart Shareholders will receive New Empatan Shares in exchange for their existing Lionheart Shares and the existing Lionheart Warrantholders will have their existing Lionheart Warrants automatically adjusted to become exercisable in respect of New Empatan Shares instead of Lionheart Shares, subject to Lionheart Shareholder approval and the satisfaction of various other conditions.

(c)

Under the SID, SMX has agreed to propose the Schemes and Capital Reduction which, if implemented, will result in all shares in SMX being cancelled in return for the issue of New Empatan Shares, with Empatan then being issued one SMX Share (resulting in SMX becoming a wholly owned subsidiary of Empatan), subject to SMX Shareholder and SMX Optionholder approval, as the case relates, Australian court approval and the satisfaction of various conditions.

Following implementation of each of the Business Combination, the Schemes and the Capital Reduction, the Merged Group will be formed.

8.4	Corporate structure of Merged Group

Following implementation of the Schemes, the Capital Reduction and the Business Combination, Empatan, Lionheart and SMX intend that the corporate structure of the Merged Group will consist of the following entities:

8.5	Operating structure and business model

Following implementation of the Schemes and Capital Reduction, Empatan, Lionheart and SMX intend that the operating structure of the Merged Group will remain the same as outlined in Section 5.3 and 5.4.

8.6	Strategy

Empatan, Lionheart and SMX intend that, following the successful implementation of the Schemes and Capital Reduction, SMX’s strategic plan as outlined in section 5.5 will be applied to the Merged Group.

8.7	Continuation of business

Empatan intends that the Merged Group will operate in accordance with the current strategy and direction of SMX, as described in section 5.5. Accordingly, for the avoidance of doubt, as at the date of this Scheme Booklet, following the implementation of the Schemes, Capital Reduction and Business Combination, it is Empatan’s intention that there will be no major changes to the business of SMX, including any redeployment of any fixed assets of SMX.

Subject to the Scheme becoming Effective, on the Scheme Implementation Date, as requested by Empatan, the SMX Board will consist of certain current SMX Directors and Empatan nominees. It will be for the Empatan Board, after the Scheme becoming Effective, to determine its intentions as to:

(a)	the continuation of the business of SMX;

(b)	any major changes to be made to the business of SMX; and

(c)	the future employment of the present employees of SMX.

If the Scheme is not implemented, the SMX Board intends to continue the business of SMX as it is now conducted.

Future employment of the present employees of SMX is discussed at Section 8.11.

8.8	Dividend Policy

Empatan currently does not expect to pay any cash dividends on Empatan Shares. The Merged Group expects to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay dividends will be at the discretion of the Empatan Board.

8.9	Employee incentive arrangements

Following implementation of the Schemes, Capital Reduction and Business Combination, employees will be governed by Empatan’s employee incentive plan, which is in a form typical for US public companies.

A copy of Empatan’s employee incentive plan is available at https://smx.tech/home.

Following implementation of the Schemes, Capital Reduction and Business Combination, Empatan’s employee incentive plan will be the primary plan used by Empatan and the Merged Group for all future grants of stock incentives to employees and directors of the Merged Group unless and until another incentive plan is approved by the shareholders of the Merged Group.

Empatan’s employee incentive plan provides for the grant to employees of the Merged Group and members of the Merged Group board of non-transferable stock options which will generally vest over a period of continued service, as determined by the Merged Group board (with potential for exceptional vesting in certain termination and other scenarios outlined in the employee incentive plan) and, once vested, may be exercised by the optionholder at any time prior to their expiration.

8.10	Headquarters

Following implementation of the Business Combination, Schemes and the Capital Reduction, the Merged Group will be headquartered in Mespil Business Centre, Mespil, Sussex Road, Dublin 4, Ireland.

8.11	Board and Management

(a)	Board

Following implementation of the Scheme, Empatan will have the following directors:

Name	Position	Director fees ($US) p/a

Haggai Alon	Executive director	Nil

Ophir Sternberg	Executive director	Nil

Zeren Browne	Executive director	Nil

Pauline Khoo	Non-executive independent director	Restricted stock units in an amount equal to US$100,000 divided[1]

Amir Bader	Non-executive independent director	Restricted stock units in an amount equal to US$100,000 divided

Tom Hawkins	Non-executive independent director	Restricted stock units in an amount equal to US$100,000 divided[1]

Roger Meltzer	Non-executive independent director	Restricted stock units in an amount equal to US$100,000 divided[1]

(i)	Haggai Alon

Please see Section 5.12(a)(i).

(ii)	Ophir Sternberg

Please see Section 6.4(a)(i).

(iii)	Pauline Khoo

Following the implementation of the Schemes, Capital Reduction and Business Combination, Ms Khoo will be appointed as a Non-executive independent director. Ms Khoo has more than forty years of financial and managerial experience in financial institutions, law firms and various companies.

Ms Khoo currently serves as the Wealth Planning Manager at Mishcon de Reya and was previously the Managing Director of Credit Suisse Trust Limited.

Ms Khoo is a member of the Institute of Chartered Secretaries (by completing exams), the Society of Trust and Estate Practitionerm, the Institute of Chartered Secretaries and Administrators Chartered Trustee of Singapore Trustees Association, Family Firm Institute-Business Advisory and Family Advisory and a senior member of the Global-Asia Family Office Circle.

(iv)	Zeren Browne

Following the implementation of the Schemes, Capital Reduction and Business Combination, Ms Browne will be appointed as an executive director. Mr Browne has more than 20 years’ experience in global marketing and strategic brand management. She has previously held senior management roles and led the marketing and commercial business activities for brands under luxury & lifestyle conglomerates LVMH and Estee Lauder Companies. She was formerly the Managing Director at Mulloway Pty Limited and is currently the Managing Director of trueGold Consortium Pty Limited.

Ms Browne holds a Bachelor of Commerce Degree and an advanced MBA Degree from The University of Western Australia, where she was awarded the Dux and The Women in Management Scholarship. Ms Browne also holds the role of VP Strategy, Head of Fashion Sustainability Center in SMX.

(v)	Amir Bader

Please see Section 5.12(a)(iv) above.

(vi)	Tom Hawkins

Following the implementation of the Schemes, Capital Reduction and Business Combination, Mr Hawkins will be appointed as a director.

Mr Hawkins is currently a director of Lionheart. Please see Section 6.4(a)(iv) above for more information about Mr Hawkins.

(vii)	Roger Meltzer

Following the implementation of the Schemes, Capital Reduction and Business Combination, Mr Meltzer will be appointed as a director of the Merged Group.

Mr Meltzer is currently a director of Lionheart. Please see Section 6.4(a)(v) for more information about Mr Meltzer.

(viii)	Key terms of director engagement

The key terms of the director engagement agreements are as follows:

(A)	each director is entitled to receive director fees, as outlined above;

(B)

each of the directors may also be reimbursed for all travelling, hotel and other expenses properly incurred by them: (a) in attending and returning from: (i) meetings of the Directors or any committee; or (ii) general meetings of the Company, or (b) otherwise in connection with the business of the Company;

(C)

each director will remain appointed until the conclusion of the annual general meeting for the year in which each term expires and until the director’s successor is elected and will qualify, subject however, to prior death, resignation, retirement, disqualification or removal from office;

(D)

if any director wishes to resign before the term has expired, the director must provide notice in writing to the Company and each of the other directors. The remaining directors must resolve to accept the offer to resign; and

(E)

for the first year, each independent director is granted restricted stock units in an amount equal to US$100,000 divided by the closing price on the last trading day of the fiscal year, generally to vest on the one-year anniversary of the date of grant and be settled in ordinary shares, subject to such director’s continuous services as a director until such time and earlier vesting due to a change of control. Ophir Sternberg, Haggai Alon and Zeren Browne will not receive this compensation as their compensation is governed by their individual agreements, as Chairman, CEO and VP Strategy, respectively.

In addition, each committee chair is entitled to receive an additional grant annually of restricted stock units in an amount equal to US$10,000 divided by the closing price on the last trading day of the fiscal year, subject to the same terms listed in the prior sentence. Ophir Sternberg, Haggai Alon and Zeren Browne will not receive this compensation as their compensation is governed by their individual agreements, as Chairman, CEO and VP Strategy, respectively.

Each of the directors have represented and warranted that no legal or disciplinary action has been taken out on each of them.

(ix)	Retiring directors of SMX

Following the implementation of the Schemes, Capital Reduction and Business Combination, Mr Everardus Hofland, Ms Kathryn Davies and Ms Jovanka Naumoska will resign from the SMX Board.

(b)	Key management

Subject to the Scheme becoming Effective, on the Scheme Implementation Date, as requested by Empatan, the following SMX employees will be employed by the Merged Group and the Merged Group will have the following key managers:

Name	Position	Salary ($US) p/a
Haggai Alon	Chief Executive Officer	ILS 960,000 (about US$295,000)

Limor Moshe Lotker	Chief Financial Officer	ILS 660,000 (about US$203,000)

The terms of each of the key managers are outlined below:

(i)	Haggai Alon

Terms	Existing	Proposed
Salary	ILS 480,000	ILS 960,000 (about US$295,000)

Term	Until termination by the Company or resignation in accordance with the terms of the agreement.	Until termination by the Company or resignation in accordance with the terms of the agreement. But in any case the term will be no less than at least 5 years

Annual leave	28 days	28 days

Pension	In accordance with Israeli law	In accordance with Israeli law

Notice for termination	180 days	180 days

Terms	Existing	Proposed
Bonus payments

Entitled to the following:

•  At each January 1st while he is employed, he will be entitled to a retention bonus in cash equal to two times the base salary;

•  subject to meeting individual and Company goals, which will be determined by the board of directors of SMX annually, he will be entitled to an annual bonus in the amount of up to one Base Salary (at Company discretion;

•  500,000 options to vest on a Double Trigger Event (being if the Parent raises >US 20 million in one raise).

Entitled to the following:

•  At each January 1st while he is employed, he will be entitled to a retention bonus in cash equal to two times the base salary;

•  subject to meeting individual and Company goals, which will be determined by the board of directors of Empatan annually, he will be entitled to an annual bonus in the amount of up to one Base Salary (at Company discretion

•  subject to the approval of the Empatan Board, Mr Alon shall receive restricted stock units (“RSUs”) with respect to a number of shares of the capital stock of Empatan representing 5% of the issued and outstanding stock on a fully diluted basis as at the grant date (subject to the terms and conditions of Empatan 2022 Incentive Equity Plan). The RSUs shall be subject to a vesting schedule as follows: 20% of the RSUs shall be fully vested immediately upon grant. The remaining RSUs shall vest at a rate of 5% quarterly thereafter (on the last day of each calendar quarter thereafter, beginning with the first full calendar quarter following the date of grant of the RSUs), over a period of five (5) years commencing on the grant date, subject to the his continued employment with the Company through each such vesting date, pursuant to the terms of this Agreement, the 2022 Incentive Equity Plan and the applicable award agreement. In the event of any Change of Control (as defined in the 2022 Incentive Equity Plan), all RSUs that are not then vested shall vest in full as of the effective date of the Change of Control.

Retirement payments	ILS 780,000 (about US$240,000)	ILS 780,000 (about US$240,000)

Terms	Existing	Proposed
Trigger Event

If the Schemes, Capital Reduction and Business Combination occurs as set out in this Scheme Booklet this will constitute a Trigger Event under the Employment Agreement entitling the Executive to the following:

•  400,000 options will become vested;

•  Salary: 600,000 ILS;

•  one time bonus: 1.50% of amount raised;

•  Monthly limit on Car of 4,000 ILS.

Double Trigger Event

If the Schemes, Capital Reduction and Business Combination occurs as set out in this Scheme this will constitute a Double Trigger Event under the Employment Agreement entitling the Executive to the following:

•  all 500,000 options will become vested;

•  Salary: 780,000 ILS;

•  one time bonus: 1% of amount raised;

•  annual bonus: up to two base salaries;

•  Monthly limit on Car of 5,000 ILS.

The Schemes, Capital Reduction and Business Combination will result in a Double Trigger Event.

Haggai is not entitled to receive financial benefits as a result of both the Trigger Event and the Double Trigger Event occurring. For the avoidance of doubt, if the Double Trigger Event occurs, Mr Alon would only receive the benefits for either the Trigger Event or the Double Trigger Event but not for both collectively.

(ii)	Limor Moshe Lotker

Terms	Existing	Proposed
Salary	ILS 540,000	ILS 660,000 (about US$203,000)

Term	Until termination by the Company or resignation in accordance with the terms of the agreement.	Until termination by the Company or resignation in accordance with the terms of the agreement.

Annual leave	24 days	24 days

Pension	In accordance with Israeli law	In accordance with Israeli law

Options	200,000	Up to 400,000

Notice for termination	Employee shall be required to give Company 90 days prior notice in the event of termination of this employment agreement.	Termination by employee requires 30 days prior written notice, and such termination will not enter effect before 31 December 2022.

Bonus payments	N/A

a bonus at the gross amount of ILS 450,000, which shall be awarded to Employee as follows:

a. ILS 100,000 shall be awarded to Employee in the June 2022 salary, due to the workload of the preparation of the F4 of the Transaction; and

b. ILS 350,000 upon the salary paid after commencement of trade on NASDAQ of Company after the Transaction.

Retirement payments	N/A	N/A

Terms	Existing	Proposed
Financial event

If the Schemes, Capital Reduction and Business Combination occurs as set out in this Scheme Booklet this will constitute a financial event of USD40,000,000 under the Employment Agreement entitling the Executive to the following:

•  salary: ILS 660,000;

•  options: 400,000; and

•  the following bonuses:

•  In the event that Company receives an investment of 40,000,000 prior to the end of a certain calendar year, the relative amount (annual bonus divided by number of months since previous bonus) of the annual bonus due to Employee at the time of the investment;

•  An annual, conditional on performance bonus, at an amount which shall be determined by Company’s CEO, and in any event subject to a financial event (such as an investment of financing event) in an amount above USD 20,000,000.

8.12	Capital Structure

The capital structure of Empatan immediately following implementation of the Scheme is expected to comprise of the following securities:

	Number
Securities	No redemptions	Maximum redemptions
Fully paid ordinary shares	34,753,278	23,753,278
New ESOP Options	1,295,847	1,295,847
Empatan Public Warrants	6,250,000	6,250,000
Empatan Founder Warrants	2,200,000	2,200,000

8.13	Interests of directors and key management in Empatan Shares following the Schemes and Business Combination

The table below sets out information regarding the beneficial ownership of Empatan Shares following implementation of Schemes, Capital Reduction and Business Combination, by the proposed Directors of Empatan and key management of the Merged Group:

	No redemptions	%	Maximum redemptions	%
Haggai Alon	496,284	1.4%	496,284	2.1%
Ophir Sternberg	3,400,000	9.8%	3,400,000	14.3%
Amir Bader	31,321	Less than 1%	31,321	Less than 1%
Zeren Browne	19,326	Less than 1%	19,326	Less than 1%
Pauline Khoo	34,378	Less than 1%	34,378	Less than 1%
Limor Moshe Lotker	—	0%	—	0%
Thomas Hawkins	—	0%	—	0%
Roger Meltzer	—	0%	—	0%

Total	3,981,309	11.5%	3,981,309	16.8%

8.14	Emerging growth company

Empatan currently qualifies, and will continue to qualify following the Business Combination, as an “emerging growth company,” as defined in Section 2(a) of the US Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (JOBS Act), which means that it is eligible for certain exemptions from various reporting requirements that are applicable to other public companies in the United States that are not emerging growth companies.

8.15	Foreign private issuer status

Following the implementation of the Business Combination, the Schemes and the Capital Reduction, Empatan will be considered a “foreign private issuer” as defined under the Exchange Act.

As a foreign private issuer under the Exchange Act, Empatan will be exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations.

Moreover, Empatan will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act, and Empatan will not be required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, Empatan’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Empatan Shares.

As a foreign private issuer, Empatan will also be permitted to follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of Nasdaq for domestic U.S. issuers. These circumstances are outlined throughout the NASDAQ listing rules and include:

(a)	the requirement to disclose third party director and nominee compensation set out in Rule 5250(b)(3) of the NASDAQ listing rules; and

(b)	the requirement to distribute annual and interim reports set out in Rule 5250(d) of the NASDAQ listing rules,

provided, however, that such a foreign private issuer comply with:

(c)	the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640)

(d)	the Diverse Board Representation Rule (Rule 5605(f))

(e)	the Board Diversity Disclosure Rule (Rule 5606)

(f)	have an audit committee that satisfies Rule 5605(c)(3) of the NASDAQ listing rules; and

(g)	ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii) of the NASDAQ listing rules.

Disclosure requirements for foreign private issuers

The NASDAQ listing rules provide that a foreign private issuer that follows a home country practice in lieu of one or more of the NASDAQ listing rules shall disclose in its annual reports filed with the Commission each requirement that it does not follow and describe the home country practice followed by the Company in lieu of such requirements.

Alternatively, a foreign private issuer that is not required to file its annual report with the Commission on Form 20-F may make this disclosure only on its website. A foreign private issuer that follows a home country practice in lieu of the requirement in Rule 5605(d)(2) of the NASDAQ listing rules to have an independent compensation committee must disclose in its annual reports filed with the Commission the reasons why it does not have such an independent committee.

Empatan does not currently envisage any specific circumstances whereby it will depart from the requirements of the NASDAQ listing rules.

9.	Proforma Financial information

9.1	Introduction

SMX provides the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Transactions, comprising the completed Scheme, Option Scheme, Capital Reduction and Business Combination. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of SMX, Lionheart and Empatan.

The following unaudited pro forma condensed combined financial statements present the combination of certain financial information of SMX, Lionheart and Empatan, adjusted to give effect to the Transactions.

The unaudited pro forma condensed combined statement of financial position as of 30 June 2022, presents the consolidated historical statement of financial position of SMX, Lionheart and Empatan on a pro forma basis as if the Transactions had been consummated on 30 June 2022.

The unaudited pro forma condensed combined statement of profit or loss for the year ended 31 December 2021, presents the consolidated historical statement of profit or loss and other comprehensive income of SMX and Lionheart (Empatan was not incorporated until after 1 July 2022) for that year on a pro forma basis as if the Transactions had been consummated on 31 December 2021. The purpose of the pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 is to illustrate the impact of the Scheme, Option Scheme, Capital Reduction and Business Comibination on the full year financial results of the newly combined group.

The unaudited pro forma condensed combined financial information has only been presented for illustrative purposes. The financial results may have been different had SMX and Lionheart actually been combined for the year presented. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had SMX and Lionheart been combined or the future results that SMX will experience after giving effect to the Transactions. Furthermore, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of SMX after giving effect to the Transactions. The actual financial position and results of operations of SMX may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma adjustments represent SMX management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to, and may differ materially from, the information presented as additional information becomes available and analyses are performed. SMX’s management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to SMX’s management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Under all redemption scenarios, the Transactions will be accounted for as an assets acquisition, with no goodwill or other intangible assets recorded, in accordance with International Financial Reporting Standards (“IFRS”).

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Lionheart’s Class A Common Stock:

(a)	Assuming No Redemptions: This presentation assumes that no Lionheart Public Stockholder exercises redemption rights with respect to his, her or its Lionheart Class A Common Stock.

(b)

Assuming Maximum Redemptions: This presentation assumes that Lionheart Public Stockholders holding 11,000,000 Lionheart Class A Common Stock will exercise their redemption rights for US$111,250,000 of funds in the Trust Account, resulting in US$15,000,000 remaining in the Trust Account (representing 1.5M shares).

9.2	Accounting for the Transactions

SMX will account for the merger using the reverse acquisition method in accordance with the principles of IFRS 3. This results in SMX being identified as the accounting acquirer, and Empatan and Lionheart being identified as the accounting acquirees. Under the reverse acquisition method, the accounting acquirer is deemed to have issued shares to obtain control of the acquirees. However, since Empatan and Lionheart are not businesses as defined in IFRS 3, the transaction is not a business combination. Based on IFRS 3’s provisions, such a transaction is accounted for in the consolidated financial statements of Empatan (the legal acquirer) as a continuation of the financial statements of SMX (the legal acquiree), together with a deemed issuance of shares by SMX at fair value and a re-capitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of Lionheart, primarily cash) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of Empatan/Lionheart). The difference between the fair value of the shares deemed to have been issued by SMX and the fair value of Lionheart’s identifiable net assets represents a payment for the service of obtaining a stock exchange listing for its shares, and not considered a cost of raising capital. Therefore, it is expensed immediately to profit or loss at Closing Date. Transaction costs are allocated on a relative fair value basis of the amounts allocated to each equity transaction as mentioned above, such that the amount attributed to the equity transaction is deducted from equity and the amount attributed to the listing service is charged as expense in profit or loss. The determination of SMX as the accounting acquirer is based on an evaluation of the following facts and circumstances:

(a)	SMX Shareholders will have the largest voting rights in the legal Parent after giving effect to the Transactions, under both redemption scenarios;

(b)	SMX accounts for the majority of representatives in the governing body of Empatan, the Board of Directors;

(c)	SMX’s senior management will continue in their respective roles in Empatan after giving effect to the Transactions;

(d)	SMX’s operations will substantially comprise the ongoing operations of SMX after giving effect to the Transactions; and

(e)	SMX is the larger entity, in terms of substantive operations and employee base.

9.3	Unaudited Proforma Statement of Financial Position as at 30 June 2022

Unaudited Proforma Combined Statement of Financial Position as at June 30, 2022 (US$’000)

	(b)	(c)	(d)	(e)	Pro Forma Adjustments		Pro Forma	Pro Forma Adjustments		Pro Forma
(all amounts in 000 USD)	Lionheart US GAAP	IFRS Adjustments	Lionheart IFRS	Security Matters	(No Redemptions)		(No Redemptions)	(Maximum Redemptions)		(Maximum Redemptions)
Assets
Current assets
Cash and cash equivalents	906		906	858	126,425	(f)	112,834	126,425	(f)	1,584
					(14,641	) (j)		(14,641	) (j)
					(714	) (n)		(111,250	) (i)
								(714	) (n)
Other receivables				2,455	(1,027	) (j)	1,428	(1,027	) (j)	1,428
Prepaid expenses and other current assets	241		241				241			241

Total current assets	1,147	—	1,147	3,313	110,043		114,503	(1,207)		3,253

Non-current assets
Property and equipment				1,082			1,082			1,082
Intangible assets				4,856			4,856			4,856
Investments in joint ventures				117			117			117
Marketable securities held in Trust Account	126,425		126,425	0	(126,425	) (f)	0	(126,425	) (f)	0

Total non-current assets	126,425	—	126,425	6,055	(126,425)		6,055	(126,425)		6,055

Total assets	127,572	—	127,572	9,368	(16,382)		120,558	(127,632)		9,308

Liabilities
Current liabilities
Trade payables	1,196		1,196	1,615	(293	) (j)	2,518	(293)		2,518
Other payables	60		60	705			765			765
Warrants		1,268	1,268			(l)	1,268		(l)	1,268
Convertible notes				569	(569	) (h)	0	(569	) (h)	0
Borrowings from related parties				165			165			165

Total current liabilities	1,256	1,268	2,524	3,054	(862)		4,716	(862)		4,716

Non-current liabilities
Lease liability				458			458			458
Deferred underwriting payable	4,375		4,375		(4,375	) (j)	0	(4,375)		0
Other liabilities				106			106			106
Redeemable shares		119,438	119,438		(119,438	) (g)		(119,438	) (i)	0

Total non-current liabilities	4,375	119,438	123,813	564	(123,813)		564	(123,813)		564

Total liabilities	5,631	120,706	126,337	3,618	(124,675)		5,280	(124,675)		5,280

Equity
Issued capital, additional paid in capital and warrants	126,250	(122,349)	3,901	28,737	569	(h)	182,805	569	(h)	79,025
					119,438	(g)		(2,063	) (j)
					(8,283	) (j)		50,250	(k)
					40,812	(k)		1,532	(m)
					1,532	(m)		(3,901	) (k)
					(3,901	) (k)
Share based payment reserve				3,708	(1,532	) (m)	2,219	(1,532	) (m)	2,219
					43	(m)		43	(m)
Foreign currency translation reserve				(416)			(416)			(416)
Accumulated losses	(4,309)	1,643	(2,666)	(26,279)	(2,717	) (j)	(69,329)	(8,937	) (j)	(76,800)
					(43	) (m)		(43	) (m)
					2,666	(k)		2,666	(k)
					(39,577	) (k)		(40,827	) (k)
					(714	) (n)		(714	) (n)
Total equity	121,941	(120,706)	1,235	5,750	108,293		115,279	(2,957)		4,029

Total liabilities and equity	127,572	0	127,572	9,368	(16,382)		120,558	(127,632)		9,308

Pro Forma Adjustments and Assumptions to the unaudited Pro Forma Statement of Financial Position

(a)

Empatan was formed in July 2022, and will have no results of operations until the completion of this Transactions. Therefore, its historical results of operations are not shown in a separate column in the unaudited pro forma combined statement of financial position and pro forma statement of profit or loss.

(b)

Derived from Lionheart’s audited financial statements as of June 30, 2022 which have been prepared in accordance with U.S. GAAP. The US$126,250 Class A Common Stock subject to possible redemption are classified in temporary equity under U.S GAAP.

(c)	Adjustments made to present Lionheart statement of financial positionin accordance with IFRS:

(i)	Reclassification of Lionheart’s ordinary shares (US$126,250) subject to redemption as long term liabilities measured at amortized cost using the effective interest method under IFRS.

(ii)

Reclassification of accretion to amount subject to redemption (US$12,261) from additional paid in capital (US$9,647) and from accumulated losses (US$2,614) to redeemable shares liability (US$6,812) and accumulated losses (US$5,449) in order to recognize the accretion on the basis of passage of time using the effective interest method under IFRS.

(iii)	Reclassification of share warrants (US$5,747) from equity to derivative financial liabilities at fair value as of the date of filing, US$0.15, under IFRS

(d)	Represents Lionheart’s statement of financial position after adjustments to IFRS.

(e)	Derived from SMX’s interim financial statements as of 30 June, 2022 which have been prepared in accordance with IFRS.

(f)	Represents the release of cash from marketable securities held in the trust account.

(g)	Represents the reclassification of the liability for redeemable shares to equity, assuming no redemptions.

(h)	Represents the conversion of convertible notes to ordinary shares of SMX at Closing.

(i)

Represents the cash disbursement from the trust account to public SPAC shareholders for the redemption of the redeemable ordinary shares that could be redeemed in connection with the Transactions, where US$15M (representing 1.5M shares) are retained in the trust account and classified to equity, assuming maximum redemptions.

(j)

Represents cash disbursement to settle the estimated transactions costs of US$11M originally anticipated to be incurred in connection with the Transactions, of which, as of 30 June 2022, US$1.027M have been incurred and US$0.734M also paid. The estimated transaction costs related to acquire Lionheart’s net assets are recognized directly in equity and the those related to obtain listing status are charged to profit or loss. The allocation was made on a relative fair value basis of the amounts of consideration attributed to each component. Cash disbursement was also made to settle the deferred underwriting payable.

(k)

Represents the effects of the recapitalization at Closing where SMX is the accounting acquirer, and the elimination of historical issued capital and additional paid in capital and accumulated losses of Lionheart. The adjustment as a reduction in accumulated losses reflects the difference between the fair value of the shares deemed to have been issued to Lionheart shareholders by SMX and the fair value of Lionheart’s net assets acquired, in accordance with IFRS 2. The adjustment reflects the number of shares outstanding assuming no redemptions.

(l)

Represents the warrants in Empatan forming part of Lionheart’s net assets. The warrants are derivative financial liabilities in accordance with IFRS. The fair value is the market price of US$0.15 as of the date of filing. As reflected from the Business Combination Agreement, Empatan’s warrants have the same fair value as Lionheart’s warrants prior to Closing.

(m)

Represents SMX’ share based payment schemes. Upon Transaction, some fully vested options are converted to ordinary shares of Empatan (US$1,532) and for other unvested options, acceleration of vesting as a result of becoming fully vested for which the future remaining expenses (US$43) are recognized immediately in accordance with IFRS 2. The remaining reserve balance represents the total of outstanding fully vested options over Empatan shares.

(n)

Represents the full settlement of the loan bonus payment to related parties upon completion of the Transactions, for the amount of ILS 2.5M (USD 714 thousand as converted to US dollar by using the ILS/USD exchange rate of 0.2857 for the balance sheet). As of 30 June, 2022 the carrying amount of the liability for the bonus is nil. Refer also to Note 10 of SMX financial statements for 2021.

9.4	Unaudited pro forma combined statement of profit and loss for the year ended 31 December 2021

Unaudited Pro Forma Combined Statement of Profit and Loss

For The Year Ended December 31, 2021

(all amounts in 000 USD)						Pro Forma Adjustments		Pro Forma	Pro Forma adjustments		Pro Forma
	Lionheart US GAAP	IFRS Adjustments		Lionheart IFRS	Security Matters	(No Redemptions)		(No Redemptions)	(Maximum Redemptions)		(Maximum Redemptions)
Research and development expenses, net					2,039	194	(d)	2,233	194	(d)	2,233
Selling and marketing expenses					453			453			453
General and administrative expenses	345			345	2,482	2,624	(b)	43,755	8,641	(b)	51,022
						81	(d)		81	(d)
						38,224	(c)		39,474	(c)

Operating Loss	345			345	4,974	41,122		46,441	48,390		53,708

Finance expenses		1,362	(a)	1,362	101	717	(e)	2,180	717	(e)	2,180
Finance income	(2)	(4,480	) (a)	(4,482)	(237)			(4,719)			(4,719)
Share of losses of joint ventures					101			101			101

Net loss (profit) for the year	343	(3,117)		(2,774)	4,939	41,839		44,004	49,107		51,271

Pro Forma Adjustments and Assumptions to the unaudited Pro Forma Combined Statement of Profit and Loss

(a)

Adjustment made to record the periodic charge of the accretion amount (US$1,362) on the redeemable shares in profit or loss using the effective interest method and to record the gain (US$4,480) from revaluation of warrants to fair value in accordance with IFRS.

(b)

Represents cash disbursement to settle the estimated transactions costs of US$11M anticipated to be incurred in connection with the Transactions, of which the estimated transaction costs related to listing service are charged to general and administrative expenses.

(c)

The adjustment to general and administrative expenses reflects the service of obtaining a stock exchange listing in accordance with IFRS 2 and is calculated as the difference between the fair value of the shares deemed to have been issued to Lionheart shareholders by Security Matters and the fair value of Lionheart’s net assets acquired, in accordance with IFRS 2. The adjustment reflects the number of shares outstanding assuming no redemptions and maximum redemptions, as shown.

(d)

The adjustment reflects acceleration of vesting for unvested options as a result of becoming fully vested upon Transactions for which the future remaining expenses are recognised immediately in accordance with IFRS 2

(e)

Represents the difference between the settlement payment of the loan bonus to related parties and the carrying amount of the liability for the loan bonus as of 31 December 2021. Refer also to Note 10 of SMX financial statements for 2021.

10.	Risks

The SMX Board considers that it is appropriate for SMX Shareholders, in considering the Scheme, to be aware that there are a number of risk factors, general and specific to SMX’s business, which could materially adversely affect the future operating and financial performance of SMX and the value of SMX Shares.

Sections 10.2 and 10.3 identify some, but not all, of the major risks associated with your current investment in SMX and general investment risks which will continue to apply if the Scheme is not implemented. You should read the whole of this Scheme Booklet in order to fully appreciate such matters and the manner in which SMX currently operates before any decision is made on how to vote at the Scheme Meeting.

If the Scheme is implemented, you will receive the Scheme Consideration and will no longer be a SMX Shareholder. However, you will have an indirect interest in SMX (as a holder of the New Empatan Shares) and will therefore remain exposed to some of the risks set out below.

10.1	Risks associated with the Scheme not proceeding

If the Scheme does not proceed, you will continue to hold your SMX Shares and will continue to be exposed to risks associated with that investment. For further information on the consequences of the Schemes and Capital Reduction not proceeding, see Section 4.3.

10.2	Risks associated with SMX’s business

(a)	Sufficiency of funding

SMX has limited financial resources and will need to raise additional funds from time to time to finance the complete development and commercialisation of its products and its other longer-term objectives. SMX’s ability to raise additional funds will be subject to, among other things, factors beyond the control of SMX and the SMX Directors, including cyclical factors affecting the economy and share markets generally. The SMX Directors can give no assurance that future funds can be raised by SMX on favourable terms, if at all.

(b)	Competition

The Company operates in a competitive industry. There may be companies within the industry with significantly greater financial, technical, human, research and development, and marketing resources than the Company. The Company’s competitors may develop products in advance of SMX’s and/or produce products that are more effective than those developed by the Company. If this was to occur, the Company’s current and future products may become obsolete or uncompetitive, resulting in adverse effects on cash flows and profitability.

(c)	Key personnel

The Company currently employs a number of key management and specific personnel. SMX will also require the services of additional staff to further develop the Company’s products and implement its marketing strategy. The Company’s future success depends on retaining and attracting suitably qualified personnel. There is no guarantee they will stay with SMX.

(d)	Regulatory risks

The Company, its services and products are subject to various laws and regulations. Changes in these laws and regulations (including interpretation and enforcement) could adversely affect the Company’s financial performance. SMX is not currently aware of any specific material changes in relevant regulations or policy which are likely to materially adversely affect SMX or its business.

(e)	Dependence on service providers and suppliers

The Company operates a significant amount of its key activities through a series of contractual relationships with licensors, independent contractors and suppliers. All of the Company’s contracts carry a risk that the third parties do not adequately or fully comply with its or their respective contractual rights and obligations. Such failure could lead to termination and/or significant damage to the Company’s product development efforts.

(f)	Currency Risk

While the Company’s financial reports are prepared in US dollars, a proportion of revenues and expenditures are earned and incurred in overseas jurisdictions. These revenues and expenditures are subject to the risk of fluctuations in foreign exchange markets.

(g)	Management of financial growth

The ability of SMX to achieve adequate financial performance is dependent on a number of factors, not all of which are within the control of SMX.

In the future, SMX may require additional capital, whether by equity or debt, to explore and/or develop further business opportunities. There can be no assurance that SMX will be able to raise such capital on favourable terms, if at all.

The inability to raise additional capital, if required, may have a detrimental impact on SMX’s financial performance and the ability of SMX to expand its business.

(h)	Unforeseen expenses

SMX may be subject to significant unforeseen expenses or actions. This may include unplanned operating expenses, future legal actions or expenses in relation to future unforeseen events.

(i)	Intellectual property

While the Company is not aware of any of its patent applications or technology infringing any third party’s patents, it has not undertaken an exhaustive assessment of existing patents to determine any overlapping technology or potential infringement, as the costs of such would be prohibitive. Accordingly, there is a risk that a third party may claim that the SMX’s patent applications infringe that third party’s patent.

Any event that would jeopardise the Company’s proprietary rights or any claims of infringement by third parties could have an adverse effect on the Company’s ability to market or exploit its technology.

There is no guarantee that SMX’s existing or proposed patents will provide adequate protection for the Company’s intellectual property, or that third parties will not infringe or misappropriate the patents or similar proprietary rights. In addition, there can be no assurance that the Company will not have to pursue litigation against other parties to assert its rights.

If some or all of the SMX’s patent applications are not granted, the Company’s ability to exploit its technology may be materially adversely affected.

(j)	Development and commercialisation

The success of SMX will depend on its ability to develop and commercialise the Company’s technology. A failure to successfully develop and commercialise the Company’s technology could lead to a loss of opportunities and adversely impact on the Company’s operating results and financial position.

The global market for SMX’s technology is ever changing due to new technologies, new products, changes in regulations and other factors influencing market acceptance or market rejection of the Company’s technologies. This market volatility and risks exists despite SMX’s best endeavours in relation to market research, promotion and sales campaigns. There is a risk that SMX’s technology is not accepted by the market or are not used in proposed markets and industries. There is a risk that SMX will not be able to commercialise its products, which could adversely impact on the Company’s operations.

10.3	General risks associated with SMX

Most of the general risks discussed below are outside the control of SMX and the SMX Board and cannot be mitigated.

(a)	Market for Shares

No assurance can be given that an active market will exist in the future for SMX Shares or that SMX Shares will trade at or above the Scheme Consideration for the SMX Shares.

(b)	Stock market volatility

The market price of SMX Shares may rise or fall depending upon a range of factors beyond SMX’s control and which are unrelated to SMX’s operational performance. The price of SMX’s Shares listed on ASX may also be affected by a range of factors including SMX’s financial performance and by changes in the business environment.

SMX Shares carry no guarantee in respect of profitability, dividends, return on capital, or the price at which they may trade on the ASX.

There are a number of national and international market factors that may affect the price of SMX Shares, including movements on international stock markets, economic conditions and general economic outlook, interest rates and exchange rates, inflation rates, commodity supply and demand, government taxation and royalties, legislation, monetary and other policy changes and general investors’ perceptions. Neither SMX nor the SMX Directors have control over these factors.

(c)	General economic conditions

The general economic climate may affect the financial performance of SMX. These factors include the general level of international and domestic economic activity, inflation and interest rates. These factors are beyond the control of SMX and the SMX Directors and their impact cannot be predicted.

(d)	Changes in laws and government policy

Changes in laws and government policies (including changes to SMX’s industry), both domestically and internationally, may adversely affect the financial performance of the current and proposed operations of SMX.

(e)	Insurance risks

Although SMX maintains insurance, no assurance can be given that adequate insurance will continue to be available to SMX in the future on commercially acceptable terms.

(f)	Government actions and other events

The impact of actions by domestic and international governments may affect SMX’s activities, including in relation to its infrastructure, compliance with environmental regulations, export, taxation and royalties.

Events may occur within or outside Australia that could impact on the world economy, the financial services market, SMX’s operations and the price of SMX Shares. These events include war, acts of terrorism, civil disturbance, political intervention, pandemics and natural disasters. SMX has only a limited ability to insure against some of these risks.

(g)	COVID-19

SMX’s business may be exposed to the risks associated with disease outbreaks and other public health issues, including COVID-19, their impact on the global economy and the business of its customers, suppliers and other partners.

SMX’s possible financing sources, its business, its operations or those of its consultants, suppliers, customers and other partners may be materially and adversely affected as a result.

10.4	Specific risks relating to Empatan

Sections 10.4-10.7 set out some of the key risks relating to Empatan, the Scheme and creation of the Merged Group.

You should carefully read this Scheme Booklet in its entirety and specifically consider the risks in Sections 10.4-10.7. These risks relating to Empatan are different from, and in addition to, those risks set out in Sections 10.2 and 10.3 that apply to your current investment in SMX Shares. These risks may, individually or in combination, have a material adverse effect on the Merged Group’s (post implementation of the Scheme) future financial performance, financial position, cash flows and/or your ability to dispose of the New Empatan Shares if you wish to do so and, consequently, on the value of your New Empatan Shares.

The risks set out in Sections 10.4-10.7 are not an exhaustive list of the risks relating to the Empatan, the Scheme and the creation of the Merged Group as many of these risks are outside the control of Empatan, Lionheart, SMX and either cannot be mitigated or can only be partially mitigated.

You should carefully consider these risks in light of your personal circumstances and seek professional advice from their accountant, tax adviser, stockbroker, lawyer or other professional adviser before voting at the Scheme Meeting.

(a)	No direct rights against SMX

SMX Shareholders are currently direct holders of SMX Shares, and accordingly may enforce their rights as SMX Shareholders directly against SMX. Scheme Participants will be issued New Empatan Shares, and will therefore have an indirect holding in SMX through Empatan. Empatan Shareholders may only enforce their rights against Empatan and not against any other member of the Merged Group (which will include SMX on the implementation of the Scheme).

(b)	Reporting requirements for foreign private issuers

As a “foreign private issuer” under the rules and regulations of the SEC, Empatan is permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers. As a result, there may be less publicly available information concerning Empatan than there is for issuers that are not foreign private issuers.

(c)	No operating history

Empatan has no operating history. The financial information contained in this Scheme Booklet may not be an indication of Empatan’s financial condition or results of operations following implementation of the Schemes, Capital Reduction and Business Combination and accordingly, you have limited financial information on which to evaluate Empatan and your investment decision.

(d)	Irish law

Irish law differs from the laws in effect in Australia and there will be differences between your current rights as a holder of the Company securities and the rights one can expect as a holder of Empatan Shares, some of which may adversely affect you and some of which are set out in Section 14.

10.5	General risks relating to Empatan

(a)	Trading in NASDAQ listed securities

Trading in NASDAQ listed securities may differ from trading in ASX listed securities from a practical perspective. You may be required to establish certain accounts or follow certain processes which you are not familiar with in order to hold and / or trade in Empatan Shares.

(b)	Price of Empatan Shares

There are general risks associated with investments in equity capital such as Empatan Shares. The trading price of Empatan Shares may fluctuate with movements in equity capital markets in the US and internationally. There is no assurance that the price of Empatan Shares will increase in the future, even if Empatan achieves key technical or commercial milestones or any future financial forecasts. The price at which Empatan Shares are quoted on the NASDAQ may increase or decrease due to a number of factors, some of which may not relate directly or indirectly to the Merged Group’s performance or prospects.

Generally applicable factors which may affect the market price of Empatan Shares include:

(i)	fluctuations in the domestic and international markets for listed stocks;

(ii)	general economic conditions, including interest rates, inflation rates, exchange rates, commodity and oil prices or changes to government;

(iii)	fiscal, monetary or regulatory policies, legislation or regulation;

(iv)	inclusion in or removal from market indices;

(v)	the nature of the markets in which Empatan operates;

(vi)	variations in sector performance, which can lead to investors exiting one sector to prefer another; and

(vii)	initiatives by other sector participants which may lead to investors switching from one stock to another.

Deterioration of general economic conditions may also affect Empatan’s business operations, and the consequent returns from an investment in Empatan Shares.

(c)	Liquidity

Empatan Shares will only be listed on the NASDAQ and will not be listed for trading on any other financial markets. There can be no guarantee that an active market in Empatan Shares will continue. If an active market for the Empatan Shares is not sustained, it may be difficult for investors to sell their Empatan Shares at the time or for the price they seek. Further, the market price for Empatan Shares may fall or be made more volatile because of relatively low volume of trading in Empatan Shares. When trading volume is low, significant price movements can be caused by the trading in a relatively small number of shares. Sales of a substantial number of Empatan Shares following implementation or the perception or expectation that such sales may occur, could cause the market price of Empatan Shares to decline. Empatan may also offer additional shares in order to raise capital or to (part) fund future acquisitions, which may adversely affect the market price for the shares.

(d)	Access to capital

Empatan may rely on access to debt and equity financing. The ability to secure financing on acceptable terms may be materially adversely affected by volatility in financial markets, either globally or impacting a particular geographic region, industry or economic sector, or by a downgrade in its credit rating. For these (or other) reasons, financing may be unavailable or the cost of financing may be significantly increased. Such inability to obtain, or such increase to the costs of obtaining, financing could materially adversely affect the Empatan’s operations or financial performance.

(e)	Ability to service or refinance debt

Empatan may become unable to service or refinance any future debt, or obtain new debt, on acceptable terms or at all, depending on future performance and cash flows of Empatan which are affected by various factors, some of which may be outside Empatan’s control, such as interest and exchange rates, general economic conditions and global financial markets. If any of these scenarios materialise in an adverse way, Empatan may be unable to raise financing on acceptable terms to repay maturing indebtedness. This could adversely affect the longer term prospects and financial performance of Empatan’s business.

(f)	Tax law and application

The application of and change in, relevant tax laws (including income tax, goods and services tax (or equivalent), rules relating to deductible liabilities and stamp duty), or changes in the way those tax laws are interpreted, will or may impact the tax liabilities of Empatan or the tax treatment of a Empatan Shareholder’s investment. An interpretation or application of tax laws or regulations by a relevant tax authority that is contrary to Empatan’s view of those laws may increase the amount of tax paid or payable by Empatan.

In particular:

(i)

a transfer of Empatan Shares, other than one effected by means of the transfer of book-entry interests in the Depository Trust Company (DTC), may be subject to Irish stamp duty: Submission will be made to the Irish Revenue Commissioners to confirm that transfers of Empatan Shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty. However, if Empatan Shares are held directly rather than beneficially through DTC, any transfer of Empatan Shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the Empatan Shares). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of Empatan Shares;

(ii)

dividends paid by Empatan may be subject to Irish dividend withholding tax: Empatan currently does not expect to pay any cash dividends on Empatan Shares. If Empatan were to declare and pay dividends, in certain limited circumstances, dividend withholding tax (currently at a rate of 25%) may arise in respect of dividends paid on Empatan Shares. A number of exemptions from dividend withholding tax exist such that shareholders resident in Israel and Australia and other exempt countries may be entitled to exemptions from dividend withholding tax, provided the necessary declarations of residency are put in place; and

(iii)

Empatan Shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax: Irish capital acquisitions tax (CAT) could apply to a gift or inheritance of Empatan Shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Empatan Shares will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents.

Both the level and basis of tax may change. Any changes to the current rate of company income tax (in Australia, Ireland or other countries in which Empatan operates) and / or any changes in tax rules and tax arrangements (again in Australia, Ireland or other countries in which Empatan operates) may increase the amount of tax paid or payable by Empatan, may also impact Empatan Shareholder returns and could also have an adverse impact on the level of dividend franking / conduit foreign income and Empatan Shareholder returns. In addition, an investment in Empatan Shares involves tax considerations which may differ for each Empatan Shareholder. Each Empatan Shareholder is encouraged to seek professional tax advice in connection with any investment in Empatan.

For more information, please see Part C of Annexure A.

(g)	Force majeure events

Events may occur within or outside Australia that could impact on global, Australian or other local economies relevant to Empatan’s financial performance, the operations of Empatan and the price of Empatan Shares. These events include but are not limited to acts of terrorism, an outbreak of international hostilities, fires, floods, earthquakes, labour strikes, civil wars, natural disasters, outbreaks of disease or other man-made or natural events or occurrences that can have an adverse effect on the demand for Empatan’s services and its ability to conduct business. Empatan has only a limited ability to insure against some of these risks.

(h)	Shareholder dilution

In the future, Empatan may elect to issue further Empatan Shares in connection with fundraisings, including to raise proceeds for acquisitions. There is no assurance that Empatan Shareholders will be able to participate in such fundraisings and they may be diluted as a result of such fundraisings.

(i)	Economic conditions

The performance of Empatan will be affected by domestic and global economic conditions. Adverse changes in macroeconomic conditions, including global and country-by-country economic growth, the costs and general availability of credit, the level of inflation, interest rates, exchange rates, government policy (including fiscal, monetary and regulatory policies), general consumption, consumer spending and sentiment, employment levels, industrial disruption, and other conditions, are outside the control of Empatan and may result in material adverse impacts on Empatan’s business and operating results.

(j)	COVID-19

Empatan’s business may be exposed to the risks associated with disease outbreaks and other public health issues, including COVID-19, their impact on the global economy and the business of its customers, suppliers and other partners.

Empatan’s possible financing sources, its business, its operations or those of its consultants, suppliers, customers and other partners may be materially and adversely affected as a result.

10.6	Risks specific to the Scheme

(a)	Competing Proposal

There is a risk that SMX receives, and recommends, a Competing Proposal before the Second Court Date. If this were to occur, the Scheme Implementation Deed would likely be terminated and the Scheme would not likely proceed.

As at the date of this Scheme Booklet, SMX has not received a Competing Proposal and the SMX Board continues to unanimously recommend the Scheme in the absence of a Superior Proposal.

(b)	Potential variation in the ratio of New Empatan Shares

As of the date of the announcement of the Schemes and the Capital Reduction on 26 July 2022, Empatan offered 1 New Empatan Shares per 10.2432 SMX Shares under the terms of the Scheme.

On account of the Standby Facility and Bridge Loan, the ratio of New Empatan Shares that each Scheme Participants will be entitled to is likely to change based on the following formula:

where:

NPS	is the number of New Empatan Shares per SMX Share;

A

is the total number of SMX Shares on issue as at the Record Date (or which would be on issue if all securities of SMX convertible into SMX Shares had converted on that date, other than Scheme Options and Employee Share Options);

B	is the total number of Option Exercise Shares to be issued on exercise of all Scheme Options on a Cashless Exercise basis under this Option Scheme;

C	is the total number of Employee Share Options on issue as at the Record Date; and

N	is 20,000,000.

As this share ratio is not fixed, and is subject to any changes arising in SMX’s capital structure up to the Scheme Record Date, the number of New Empatan Shares to be received by SMX Shareholders in the context of the Scheme may change up to the Scheme Record Date.

No adjustment will be made to the ratio due to fluctuations in the market price of New Empatan Shares or SMX Shares. Any such fluctuations may adversely affect the market value of New Empatan Shares (including the market value of the New Empatan Shares).

The current ratio, as at the date of this Scheme Booklet, of New Empatan Shares that each Scheme Participants will be entitled to is 1 New Empatan Share for every 10.3207 SMX Shares.

(c)	Scheme Conditions

Implementation of the Scheme is subject to a number of Scheme Conditions, outlined in Section 11.10 including that no court or Regulatory Authority takes any action to restrain or prohibit the Scheme. Certain Scheme Conditions are beyond the control of SMX, Lionheart and Empatan. There can be no guarantee that the Scheme Conditions will be satisfied or waived (as applicable) in a timely manner or at all. Any failure or delay to satisfy the Scheme Conditions could prevent or delay implementation of the Scheme, which could reduce or delay the benefits that are anticipated to arise from the Scheme, increase the costs associated with the Scheme and impede the successful integration of Empatan, Lionheart and SMX.

(d)	Business Combination conditions

Closing of the Business Combination is subject to a number of conditions, outlined in Section 13.4. Certain Scheme Conditions are beyond the control of SMX, Lionheart and Empatan. There can be no guarantee that the conditions to the Business Combination will be satisfied or waived (as applicable) in a timely manner or at all. Any failure or delay to satisfy the conditions to the Business Combination could prevent or delay implementation of the Business Combination and in turn, the Scheme, which could reduce or delay the benefits that are anticipated to arise from the Scheme, increase the costs associated with the Scheme and impede the successful integration of Empatan and SMX.

10.7	Risks specific to creation of the Merged Group

(a)	Integration risk

There is a risk that unexpected issues and complications may arise during the process of integrating Empatan and SMX. The Merged Group may face risks such as unanticipated liabilities and costs, operational disruption and possible loss of key employees, clients or market share if integration is not achieved in an efficient and effective manner.

Integration risk factors include:

(i)	difficulty in consolidating corporate and administrative infrastructures and removing duplicative operations;

(ii)	difficulty in aligning and executing the strategy of the Merged Group;

(iii)	difficulty in integrating information systems;

(iv)	difficulty in merging the culture and management styles of the organisations;

(v)	greater than anticipated loss of clients or client opportunities due to conflicts or other factors;

(vi)	unexpected losses of key employees;

(vii)	unanticipated market conditions; and

(viii)	changes in regulations, or regulatory conditions imposed in connection with the Scheme, impacting the ability of the Merged Group to use its scale and presence to achieve anticipated benefits.

Integration planning is expected to mitigate the risk of these issues occurring. Nonetheless, a risk remains that difficulties may arise in integrating the businesses.

(b)	Redemptions rights of Lionheart Shareholders

Lionheart closed its IPO offering on 8 November 2021, whereby 12,500,000 Lionheart Public Units were issued in a fully subscribed IPO. Each Public Unit consists of one share of class A Common Stock and one-half of one redeemable Public Warrant, each whole Public Warrant entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of US$11.50 per share. The Lionheart Public Units were sold at a price of US$10.00 per Public Unit, generating gross proceeds to Lionheart of US$125,000,000.

Lionheart, simultaneously to its IPO, also completed the private sale (Private Placement) of 2,000,000 Private Warrants at a price of US$1.00 per Private Warrant and the sale of 400,000 Lionheart Private Units in a private placement, generating gross proceeds of $6,000,000. The Lionheart Private Units are identical to the Lionheart Public Units sold in the Public Offering, and the Private Warrants are largely identical to the Public Warrants.

On 8 November 2021, US$126,250,000 of the gross proceeds from the Public Offering and the sale of the Private Units was deposited in the Trust Fund with the Trustee. The trust proceeds are invested in US Treasury securities and accrue interest based upon the yield of such securities.

The Lionheart Existing Charter requires Lionheart to provide all holders of shares of its Class A Common Stock with the opportunity to redeem all or a portion of their shares of Class A Common Stock upon the consummation of an initial business combination. Accordingly, if the Business Combination is approved by Lionheart’s shareholders, the Public Shareholders may elect to redeem their shares of Class A Common Stock.

Upon redemption, each redeeming share is entitled to its pro rata portion of the proceeds of the trust. The remaining proceeds of the trust will be provided to Empatan, following the closing.

The redemption rate will only be known on the date of the vote of the Lionheart stockholders which is expected to be held in January 2023.

If sufficient Lionheart Shareholders exercise their redemption rights in connection with the Business Combination and if the sale of some or all of the PIPE fails to close (see Section 10.7(c) below), Lionheart may lack sufficient funds to consummate the Business Combination.

(c)	PIPE Financing

Lionheart is actively pursuing to enter into subscription agreements with certain institutional and accredited investors (PIPE Investors), pursuant to which Lionheart will agree to issue and sell, in private placements to close immediately prior to the closing of the Business Combination, up to US$25 million in the aggregate, in securities (PIPE Financing). The securities to be issued pursuant to the subscription agreements will not be registered under the Securities Act of 1933, as amended (the US Securities Act), in reliance upon the exemption provided in section 4(a)(2) of the Securities Act.

The closing of any PIPE Financing would be subject to customary conditions for a financing of this nature, including the completion of the Business Combination (Closing). The subscription agreements are expected to provide that Lionheart will provide the PIPE Investors customer registration rights with respect to any securities issed to such investors in connection with any PIPE Financing following the Closing.

The PIPE Investor’s obligations to purchase the PIPE securities are subject to termination if the Business Combination is not consummated on or before 8 January 2023 as such date may be further extended in one-month increments until May 8, 2023, as permitted under Lionheart’s governing documents. Additionally, the PIPE Investor’s obligations to purchase the PIPE Securities are subject to fulfillment of customary closing conditions, including that the Business Combination must be consummated substantially concurrently with, and immediately following, the purchase of the PIPE Securities.

In the event of any such failure to fund, any termination of such obligation, or if any such condition is not satisfied and not waived, Lionheart may not be able to obtain additional funds to account for such shortfall on favourable terms or at all. If the sale of some or all of the PIPE fails to close and sufficient Lionheart Shareholders exercise their redemption rights in connection with the Business Combination, Lionheart may lack sufficient funds to consummate the Business Combination.

(d)	Employees

Many of SMX’s and Lionheart’s key personnel are highly qualified and highly experienced with in-depth industry and client knowledge. Any loss of key personnel may have a material adverse impact on the respective financial performance of the Merged Group. Employee retention may be particularly challenging during the Scheme process and integration of Empatan, Lionheart and SMX, as employees may experience change fatigue or uncertainty about their future roles.

Since the respective businesses are heavily dependent on professional staff, which represents a significant proportion of the cost base, this may have an adverse impact upon revenue and/or profitability. Furthermore, the Merged Group may have to incur significant costs in identifying and hiring replacements for departing employees and may lose significant expertise relating to the business. Accordingly, the Merged Group’s ability to realise the anticipated benefits of the Scheme may be adversely affected.

Implementation of the Scheme may result in the termination of management positions or employment contracts of certain employees of Empatan or SMX, which may result in significant redundancy or termination payments. Certain key executives and other employees of Empatan or SMX may terminate their management positions or their employment contracts on their own initiative as a result of or following the Scheme. If members of the Merged Group’s senior management depart, the Merged Group may not be able to find effective replacements in a timely manner, or at all, and its business may be disrupted.

(e)	Reputation

Industry reputation is a key asset of SMX. Maintenance of the reputation and value associated with the Merged Group, and the development and commercialisation of businesses within it, will be critical to the Merged Group’s businesses and their strategy for the future.

It is possible that, if the Scheme is implemented, the strategies described in this Scheme Booklet may not be achieved, or key employees may leave, resulting in the erosion of the reputation or value associated with the Merged Group and its businesses, which in turn could have an adverse effect on the performance and operations of the Merged Group. Other events, including a material non-compliance with regulations or a breach of or failure in information and technology systems, could have a material adverse impact on the Merged Group’s reputation or the value of its businesses and increase expenditure due to additional security costs and/or potential claims for compensatory damages.

(f)	Litigation

In connection with the Scheme, Empatan, Lionheart and / or SMX could face new claims and litigation, in particular brought by existing or former business partners, competitors and / or regulators of Empatan, Lionheart or SMX, or by investors in connection with the Scheme.

(g)	Due Diligence

The negotiations between SMX, Lionheart and Empatan were conducted on the basis of the information that was publicly available to each party and on voluntary limited disclosure by each party to the other. While SMX, Lionheart and Empatan consider the due diligence investigations to have been adequate and consistent with market practice for a transaction of this type, the investigations were undertaken within a limited timeframe and both parties have not been able to verify the accuracy, reliability or completeness of all of the information provided to them against independent data. In addition, consistent with market practice in Australia, the warranties provided by SMX, Lionheart and Empatan in the Scheme Implementation Deed are more limited than what a seller in a privately negotiated share acquisition agreement would normally provide.

As a result, following implementation of the Scheme, unknown liabilities of SMX, Lionheart or Empatan may arise, or expected types of liabilities may be greater than anticipated, and this may impact negatively on profitability, results of operations, financial position, market value and share price of the Merged Group, which the relevant party might otherwise have discovered if it had conducted a complete due diligence review and obtained extensive warranties from the other party.

(h)	After-market

If a large number of shareholders in the Merged Group do not intend to continue to hold their Empatan Shares (including, for SMX Shareholders, those New Empatan Shares received as Scheme Consideration) after implementation of the Scheme and instead choose to sell, there is a risk that the trading price of Empatan Shares will be adversely impacted by such selling.

Prior to 8:00am on the Second Court Date, Empatan and certain holders of Empatan Shares will enter into Lock-Up Agreements, as further detailed in Section 13.7(a).

(i)	Going concern of Lionheart

If the Business Combination is not consummated by 8 January 2023 (or until May 8, 2023 if Lionheart extends the period of time to consummate its initial business combination pursuant to any further extension period), Lionheart’s liquidation date, there will be a mandatory liquidation and subsequent dissolution of Lionheart. Lionheart intends to complete the Business Combination before the mandatory liquidation date. However, there can be no assurance that Lionheart will be able to consummate the Business Combination.

If an initial business combination is not consummated by the liquidation date, as may be extended until May 8, 2023, there will be a mandatory liquidation and subsequent dissolution of Lionheart.

Management of Lionheart has determined that the mandatory liquidation, should an initial business combination not occur, and potential subsequent dissolution of Lionheart, raises substantial doubt about its ability to continue as a going concern.

On November 8, 2022 and December 8, 2022, respectively, Lionheart caused $412,500 to be deposited on each date into Lionheart’s Trust Account for its public stockholders, representing $0.033 per share of Class A common stock. This allows Lionheart to extend the period of time it has to consummate its previously announced initial business combination with Security Matters Limited by (i) one month initially from November 8, 2022 to December 8, 2022 and (ii) from December 8, 2022 to January 8, 2023 (the “Extension”). The Extension is the first and second of six one-month extensions permitted under Lionheart’s governing documents. Lionheart has provided an assurance that it will exercise a further extension for the 8 January period and to facilitate the holding of the Scheme Meeting, Optionolders Meeting and General Meeting

Lionheart is required to repay any extension payments that are loaned to the Sponsor for purposes of making such extension payments. The initial extension payment was made using existing funds and no promissory note was issued. If Lionheart completes its initial Business Combination, it will, at the option of the Sponsor, repay any amounts loaned under the promissory note(s) out of the proceeds of the Trust Account released to it or convert a portion or all of the amounts loaned under such promissory note(s) into shares of Class A Common Stock. If Lionheart does not complete an initial Business Combination by the extension deadline, the loans will be repaid only from funds held outside of the Trust Account.

(j)	Risks Related to The Business and Operations of the Merged Group.

a.

The Post-Combination Company will incur significant increased expenses and administrative burdens as a public company, which could materially and adversely affect its business, results of operations, financial condition, and growth prospects.

b.

If the Post-Combination Company fails to maintain an effective system of disclosure controls and internal controls over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

c.	The Parent’s management has limited experience as executive officers of a U.S. public company.

(k)	Risks Related to the Nature of the Proposed Transaction- DeSPAC

a.	As noted above, the structure of this transaction as a De-SPAC process involves specific execution risk, and also risks in relation to the mechanics of the transaction.

b.

Some of the risks relate to the listing- Empatan Shares may not be listed on the financial market operated by NASDAQ after the Business Combination, which could limit investors’ ability to make transactions in such securities, subject Empatan to additional trading restrictions, and subject Empatan’s security holders to Irish stamp tax upon securities transfers. Whilst Lionheart is already listed, there is a risk that the listing of Empatan through Lionheart may not proceed.

c.

Empatan may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject Empatan to GAAP reporting requirements which may be difficult for it to comply with.

d.

Empatan does not intend to pay dividends for the foreseeable future, but if Empatan pays dividends, such dividends may be subject to Irish dividend withholding tax or Irish income tax, and certain transfers of Empatan Shares and Empatan Warrants may be subject to Irish capital acquisitions tax or stamp duty.

11.	Implementation of the Scheme

11.1	Overall effect of the Scheme

The Scheme is to be implemented through the Scheme of Arrangement outlined in this Scheme Booklet between SMX and SMX Shareholders. Empatan will acquire all of the issued shares in SMX and SMX will become a wholly-owned Subsidiary of Empatan.

Unless terminated in accordance with SID, the Scheme will remain in force until it becomes effective. The termination rights of each party and the effect of termination are discussed at Section 11.12 and Section 11.13 below.

If the Scheme becomes Effective, on the Scheme Implementation Date all the Scheme Shares will be cancelled in accordance with the Capital Reduction, and SMX will immediately issue Empatan one (1) SMX Share. Each Scheme Participant, being a person who is registered as a SMX Shareholder on the Scheme Record Date, will be entitled to receive the Scheme Consideration in respect of each of their Scheme Shares.

The Scheme Consideration will be provided to Scheme Participants in accordance with the provisions of the Scheme.

11.2	People who are affected by the Scheme

If the Scheme and the Capital Reduction becomes Effective, all SMX Shareholders will have all of their SMX Shares cancelled without the need for any further act by any SMX Shareholder in return for the Scheme Consideration for each SMX Share that they hold.

11.3	Right to inspect and obtain copies of the SMX Register

SMX Shareholders have the right to inspect the SMX Register, which contains the name and address of each SMX Shareholder and certain other prescribed details relating to the SMX Shares, without charge. SMX Shareholders also have the right to request a copy of the relevant register, upon payment of a fee (if any) up to a prescribe amount.

For more information about your rights to inspect the SMX Register, please contact +61 2 9290 9655.

11.4	Scheme Consideration

On the date of announcement of the Scheme, Scheme Participants were to be entitled to receive 1 New Empatan Share for every 10.2432 SMX Shares held on the Scheme Record Date.

On account of the Standby Facility and Bridge Loan, the ratio of New Empatan Shares that each Scheme Participants will be entitled to is likely to change based on the following formula:

where:

NPS	is the number of New Empatan Shares per SMX Share;

A

is the total number of SMX Shares on issue as at the Record Date (or which would be on issue if all securities of SMX convertible into SMX Shares had converted on that date, other than Scheme Options and Employee Share Options);

B	is the total number of Option Exercise Shares to be issued on exercise of all Scheme Options on a Cashless Exercise basis under this Option Scheme;

C	is the total number of Employee Share Options on issue as at the Record Date; and

N	is 20,000,000.

The current ratio of New Empatan Shares that each Scheme Participants will be entitled to is 1 New Empatan Share for every 10.3207 SMX Shares.

The Scheme Consideration represents a 383% premium to SMX’s 1-month VWAP and a premium of 448% to the 3-month VWAP prior to the announcement of the Scheme of A$0.2936 and A$0.2585, respectively6. It also represents a premium of 850% on the closing price at the Last Practicable Date, at which point SMX shares were trading at $0.15 per share

SMX Shareholders who are Ineligible Foreign Holders will not be issued New Empatan Shares. Instead, the New Empatan Shares to which Ineligible Foreign Holders would otherwise be entitled to under the Scheme will be issued to the Sale Agent and sold through the Share Sale Facility, with the Share Sale Facility Proceeds being remitted to those SMX Shareholders based on the following formula:

[6]	As of 26 July 2022.

where

A	is the amount to be paid to each relevant Ineligible Scheme Participant;

B	is the number of New Empatan Shares that would have been issued to that Ineligible Foreign Holders had it not been an Ineligible Foreign Holders

C	is the total number of New Empatan Shares; and

D	is the Proceeds.

The Scheme Consideration will be issued on the Scheme Implementation Date which is currently expected to be 15 February 2023

A holding statement detailing the issue of the New Empatan Shares is expected to be despatched to Scheme Participants within 2 Business Days after the Scheme Implementation Date.

Scheme Participants may be unable to trade until they receive the holding statement confirming the number of New Empatan Shares held. It is the responsibility of each Scheme Participant to confirm their holding before trading in their securities. New Empatan Shareholders who sell their securities before they receive their holding statements do so at their own risk. SMX and Empatan disclaim all liability (to the maximum extent permitted by law) to persons who trade the New Empatan Shares before receiving their holding statements.

11.5	Share Sale Facility

Empatan will issue the New Empatan Shares that cannot be issued to an Ineligible Foreign Holder to the Sale Agent and such shares will be sold for the benefit of that relevant person.

Empatan must procure that, as soon as reasonably practicable after the Scheme Implementation Date and, in any event, not more than 15 Business Days after the Implementation Date, the Sale Agent sells or procures the sale, in the ordinary course of trading on NASDAQ, of all the New Empatan Shares issued to the Sale Agent.

Empatan must as soon as reasonably practicable distribute to each Ineligible Foreign Holder their respective proportion of the Share Sale Facility Proceeds by (at its discretion):

•	sending the Share Sale Facility Proceeds to the Ineligible Foreign Holder’s registered address by cheque in US currency; or

•

depositing via an electronic funds transfer, the Share Sale Facility Proceeds into an account with any Australian ADI (as defined in the Corporations Act) notified to SMX by an appropriate authority from the Ineligible Foreign Holder.

Brokerage fees, other costs, taxes and charges will be deducted from the Share Sale Facility Proceeds.

Interest will not be paid on any Share Sale Facility Proceeds.

The Sale Agent will sell the New Empatan Shares at such a price and on such other terms as the Sale Agent determines in good faith (and at the risk of Ineligible Foreign Holders) having due regard for the desire to achieve the best price reasonably available at the time of sale.

There is no guarantee that there will be a liquid market for the New Empatan Shares. Prices for the New Empatan Shares may rise and fall during the sale period and will depend on many factors, including the demand for and supply of the New Empatan Shares.

SMX, Empatan and the Sale Agent give no assurance as to the price that will be achieved for the sale of the New Empatan Shares described above. The actual price achieved may be more or less than the market value of the Empatan Shares as at the Last Practicable Date.

The payment of the Share Sale Facility Proceeds from the sale of New Empatan Shares will be in full satisfaction of the rights of Ineligible Foreign Holders.

Under the Scheme, each Ineligible Foreign Holder appoints SMX as its agent to receive any financial services guide or other notice which may be required to be issued to them by the Sale Agent.

11.6	Steps in implementing the Scheme

(a)

Scheme Implementation Deed: SMX, Empatan and Lionheart executed the Scheme Implementation Deed under which SMX agreed to propose the Scheme. A copy of the Scheme Implementation Deed (as amended) is reproduced in Annexure D.

(b)

Execution of Deed Polls: Empatan and Lionheart have each executed a Deed Poll in favour of SMX Shareholders. Pursuant to the Deed Polls, Empatan and Lionheart each covenants in favour of Scheme Participants to perform its obligations under the Scheme including, among other things, providing each Scheme Participant with their Scheme Consideration. A copy of the Deed Polls are reproduced in Annexure E.

(c)

Court approval to hold Scheme Meeting: If it deems it appropriate, the Court will order that the Scheme Meeting be convened and make any other orders it deems appropriate in accordance with section 411(1) and 411(1A) of the Corporations Act. Any orders, directors made by the Court under section 411(1) and 411(1A) are no an endorsement of, or any other expression of opinion, on the Scheme.

(d)	Scheme Meeting: SMX Shareholders will vote on whether to approve the Scheme at the Scheme Meeting. The Scheme Resolution must be passed by the Scheme Requisite Majorities.

(e)

Court approval of the Scheme: If the Scheme is approved by the requisite majorities of SMX Shareholders at the Scheme Meeting, SMX will apply to the Court for an order approving the Scheme. Each SMX Shareholder has the right to appear at Court at the hearing of the application by SMX for orders approving the Scheme. See the ‘Important Notices’ section of this Scheme Booklet for further information. The Court has discretion as to whether to grant the orders approving the Scheme, even if the Scheme is approved by the requisite majorities of SMX Shareholders.

(f)

Court Orders and Effective Date: If the Court Order approving the Scheme is obtained, on or before 5.00 pm on the first Business Day following approval of the Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, SMX will lodge with ASIC an office copy of the Court Order. The date the office copy of the Court Order is lodged with ASIC will be the Effective Date.

(g)

Suspension of trading of SMX Shares: If the Court approves the Scheme, then SMX will notify ASX of that approval on the day it is received. It is expected that suspension of trading in SMX Shares on ASX will occur from the close of trading on the Effective Date.

(h)

Scheme Record Date: The Scheme Participants will be entitled to receive the Scheme Consideration in respect of the Scheme Shares they hold as at the Scheme Record Date (which is expected to be 7.00PM (Melbourne time) on 8 February 2023.

(i)

Issuance of Scheme Consideration: On the Scheme Implementation Date, Empatan must issue the New Empatan Shares to the Scheme Participants in accordance with the terms and conditions of the Scheme. On or before the date that is 2 Business Days after the Scheme Implementation Date, Empatan must send, or procure the sending of, a certificate or holding statement reflecting the issue of the New Empatan Shares to each Scheme Participant.

(j)

Cancellation of Scheme Shares: If the Scheme becomes Effective, then on the Scheme Implementation Date, in consideration for and subject to Empatan providing the Scheme Consideration, all of the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares, will be cancelled without the need for any further act by any Scheme Participant, by SMX effecting the Capital Reduction.

(k)

Delisting of SMX: Following the implementation of the Scheme, it is expected that SMX will apply for the termination of the official quotation of SMX Shares on ASX and for SMX to be removed from the official list of ASX.

On completion of the steps above, Empatan will hold all of the SMX Shares. In the event that the Scheme Implementation Deed is terminated, the Scheme will not become Effective.

11.7	If the Scheme does not proceed

If the Scheme does not proceed, SMX will not become a wholly-owned subsidiary of Empatan and Scheme Participants will not receive the Scheme Consideration, will continue to retain their interest in SMX Shares and continue to collectively control SMX. In this case, the advantages of the Scheme described in Section 4.2 will not be realised. See Section 4.3 for further details of the consequences of the Scheme not proceeding.

11.8	Effect of Scheme

If the Scheme becomes Effective, it will constitute a binding arrangement between SMX and each Scheme Participant and, to the extent of any inconsistency and to the extent permitted by law, overrides the constitution of SMX.

11.9	Enforcement of Deed Polls

SMX undertakes in favour of each Scheme Participant to enforce each of the Deed Polls against Empatan and Lionheart on behalf of and as agent and attorney for the Scheme Participants.

11.10	Scheme Conditions

The Scheme is conditional on and will be of no force and effect until the following conditions have been satisfied or waived:

(a)

Scheme Implementation Deed Conditions: All of the conditions set out in clause 3.1 of the Scheme Implementation Deed (other than the condition that the Court approve the Scheme pursuant to section 411(4)(b) of the Corporations Act by the Second Court Date) have been satisfied or waived in accordance with the terms of the Scheme Implementation Deed prior to 8:00 am on the Second Court Date;

(b)	No termination: As at 8:00 am on the Second Court Date, the Scheme Implementation Deed and the Deed Polls have not been terminated in accordance with their terms;

(c)	Court Approval: The Court has approved the Scheme for the purposes of section 411(4)(b) of the Corporations Act with or without modification;

(d)

Additional Conditions: Such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Scheme as are acceptable to SMX, Empatan and Lionheart have been satisfied;

(e)

Court orders effective: Pursuant to section 411(10) of the Corporations Act, the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable section 411(6) of the Corporations Act) in relation to the Scheme must be lodged with ASIC to become Effective; and

(f)	Option Scheme Conditions: All Option Scheme Conditions have been satisfied or waived.

11.11	Status of Scheme Conditions

As at the Last Practicable Date, SMX and Empatan are not aware of any circumstances that would cause the outstanding Scheme Conditions not to be satisfied or waived.

As at the Last Practicable Date, the following Scheme Conditions set out in clause 3.1 of the Scheme Implementation Deed have already been satisfied or waived:

(a)

Court approval – orders convening Scheme Meeting: On 9 January 2023, the Court ordered that SMX convene the Scheme Meeting at 9.00 AM on 1 February 2023 for the purpose of the SMX Shareholders voting on the Scheme. This condition has been partially fulfilled.

(b)

Independent Expert opinion: On 8 September 2022, the Independent Expert issued the Independent Expert’s Report, which concluded that the Schemes and the Capital Reduction are in the best interests of SMX Shareholders and SMX Optionholders. Any further reports or updates from the Independent Expert will appear on the website.

11.12	Termination

As outlined in clause 14 of the Scheme Implementation Deed, the Scheme Implementation Deed may be terminated in circumstances including (but not limited to) the following events:

(a)

(End Date) by either Lionheart or SMX, if the Schemes have not become Effective on or before the End Date, unless the failure of the Schemes to become Effective on or before the End Date is due to the failure of the party seeking to terminate this document to perform or observe its obligations, covenants and agreements under this document;

(b)	(SMX adverse change) by Lionheart at any time prior to 8.00am on the Second Court Date if:

(i)	any SMX Director:

(A)

fails to make, changes, withdraws or adversely modifies his or her recommendation to the SMX Shareholders that they vote in favour of the Capital Reduction and Scheme or statement of intention to vote in favour of the Capital Reduction and Scheme or otherwise makes a public statement indicating that the SMX Director no longer supports the Capital Reduction, the Scheme or the Transactions;

(B)

fails to make, changes, withdraws or adversely modifies his or her recommendation to the Option Scheme Participants that they vote in favour of the resolution to approve the Option Scheme or statement of intention to vote in favour of the Option Scheme or otherwise makes a public statement indicating that the SMX Director no longer supports the Option Scheme; or

(C)	recommends, supports or endorses a SMX Competing Transaction; or

(ii)	any member of the SMX Group accepts or enters into any agreement, arrangement or understanding to give effect to or implement a SMX Competing Transaction;

(c)	(Lionheart adverse change) by SMX at any time prior to 8.00am on the Second Court Date if:

(i)	any Lionheart Director:

(A)

fails to make, changes, withdraws or adversely modifies his or her recommendation to the Lionheart Shareholders that they vote in favour of the issuance of Empatan Shares or otherwise makes a public statement indicating that it no longer supports the Lionheart Proposals; or

(B)	recommends, supports or endorses a Lionheart Competing Transaction; or

(ii)	any member of the Lionheart Group accepts or enters into any agreement, arrangement or understanding to give effect to or implement a Lionheart Competing Transaction.

(d)	(material breach) at any time prior to 8.00am on the Second Court Date by:

(i)

Lionheart if either SMX or Empatan is in material breach of a term of this document (excluding any representation and warranty not being true and correct), taken in the context of the Schemes as a whole, provided that Lionheart has given notice to SMX or Empatan (as the case may be) setting out the relevant circumstances of such breach and the relevant circumstances continue to exist 30 Business Days (or any shorter period ending at 8.00am on the Second Court Date) after the time the notice is given;

(ii)

SMX and Empatan if Lionheart is in material breach of a term of the Scheme Implementation Deed (excluding any representation and warranty not being true and correct), taken in the context of the Schemes as a whole, provided that SMX and Empatan have given notice to Lionheart setting out the relevant circumstances of such breach and the relevant circumstances continue to exist 30 Business Days (or any shorter period ending at 8.00am on the Second Court Date) after the time the notice is given;

(e)

(SMX Superior Proposal) by SMX at any time prior to 8.00am on the Second Court Date if the SMX Board determines, after completion of the processes specified in clause 10.7 and clause 10.8, that an SMX Competing Transaction is a SMX Superior Proposal provided that there has not been a breach by SMX of its obligations under clause 10 in respect of that SMX Competing Transaction;

(f)	(consultation or appeal failure) by either Lionheart or SMX in accordance with and pursuant to clause 3.9(a), 3.9(b) or 6.9 of the Scheme Implementation Deed;

(g)	(agreement) it is agreed to in writing by Lionheart and SMX;

(h)	(BCA) if the Business Combination Agreement has been terminated in accordance with its terms; or

(i)

(Lionheart Board) by Lionheart at any time prior to 8.00am on the Second Court Date if a majority of the Lionheart Board change their recommendation as permitted by clause 7.2 of the Scheme Implementation Deed.

Under the Scheme Implementation Deed, where a party has a right to terminate, that right for all purposes will be validly exercised if the party delivers a notice in writing to the other parties stating that it terminates the Scheme Implementation Deed.

11.13	Effect of Termination

If the Scheme Implementation Deed is terminated by a party, or if it otherwise terminates in accordance with its terms, then in either case all further obligations of the parties under the Scheme Implementation Deed, other than the obligations set out in clause 14 and in clauses 11, 12, and clauses 15 to 21 (inclusive) (other than clause 20.12) will immediately cease to be of further force and effect without further liability of any party to the other parties, provided that nothing in clause 14 releases any party from liability in the case of fraud or wilful material breach of this document by such party.

11.14	Damages

In addition to the right of termination under clause 14.1 of the Scheme Implementation Deed, where there is no appropriate remedy for the breach (other than termination), the non-defaulting party is entitled to damages for Losses suffered by it and expenses incurred by it as a result of the breach of the terms of the Scheme Implementation Deed.

11.15	Break Fee

Under the Scheme Implementation Deed, a Break Fee of US$2,000,000 (plus GST if applicable) will be payable by SMX or Lionheart to the other party in certain circumstances including if:

(a)	failure or change to recommendation: during the Exclusivity Period, any Director of Lionheart or SMX:

(i)

withdraws, changes, qualifies, adversely revises or adversely qualifies their support of the Capital Reduction and Schemes or their recommendation that Scheme Participants vote in favour of the Capital Reduction and Schemes or intention to vote in favour of the Capital Reduction and Schemes or fails to recommend that SMX Shareholders vote in favour of the Capital Reduction and Schemes and state they intend to vote in favour of the Capital Reduction and Scheme in the manner described in clause 7.1 of the Scheme Implementation Deed (including for the avoidance of doubt, whether or not SMX has used is best endeavours to procure the recommendation);

(ii)	makes a statement:

(A)	supporting, endorsing or recommending any SMX or Lionheart Competing Transaction, as the case relates;

(B)	to the effect that they no longer support the Scheme or Option Scheme; or

(C)	otherwise indicating that they no longer recommend the Transactions,

unless:

(iii)

in the case of the SMX Break Fee, the Independent Expert concludes in the Independent Expert’s Report (or in any update of, or revision, amendment or addendum to that report), that the Capital Reduction and Scheme is not in the best interests of Scheme Participants (other than where the conclusion is due to the existence of a proposal for an SMX Competing Transaction); or

(iv)

a Governmental Authority of competent jurisdiction requires that he or she abstains from making a recommendation due to (in SMX’s case, an interest the SMX Director has in the Capital Reduction and Scheme that renders it inappropriate for him or her to make or maintain) and provided that in such a case the SMX Director or Lionheart Director:

(A)	simply abstains from making a recommendation in respect of the Capital Reduction and Scheme and does not adversely change or qualify their recommendation; and

(B)	does not make a statement of the kind set out in clause 11.3(a)(ii) or 12.3(a)(ii) of the Scheme Implementation Deed;

(b)

Competing Transaction: where a Competing Transaction is announced or made on or before the Second Court Date by either Lionheart or SMX and, within 12 months of the date of such announcement, the party making the proposal or an Associate of that party:

(i)	completes in all material respects a transaction; or

(ii)

directly or indirectly acquires a Relevant Interest in or becomes the holder of or has a right to acquire a legal, beneficial or economic interest in, or control of, securities representing 50% or more of the total outstanding voting power of Lionheart or SMX, as the case relates (other than as a custodian, nominee or bare trustee);

(c)	Termination: where SMX or Lionheart terminates the Scheme Implementation Deed for material breach; or

(d)	Failure of condition precedent: where either party fails to satisfy certain conditions precedent by the End Date.

11.16	Payment of Break Fee

Under the Scheme Implementation Deed:

(a)

SMX and Empatan may only exercise a right to termination under clause 14 if SMX has first paid the Lionheart Break Fee, if payable, to Lionheart in accordance with clause 11 of the Scheme Implementation Deed; and

(b)	Lionheart may only exercise a right to termination under clause 14 if Lionheart has first paid the SMX Break Fee, if payable, to SMX in accordance with clause 12.

11.17	Establishing Scheme Participants

(a)	Dealings prior to the Scheme Record Date

For the purpose of establishing the persons who are Scheme Participants, dealings in SMX Shares will be recognised by SMX provided that:

(i)	in the case of CHESS dealings, the transferee is registered in the SMX Register as the holder of the SMX Shares by the Scheme Record Date; and

(ii)

in all other cases, registrable transmission applications or transfers in registrable form, or valid requests in respect of other alterations, in relation to those dealings are received on or before the Scheme Record Date at the place where the SMX Register is kept, and SMX will not accept for registration, nor recognise for any purpose, any transfer or transmission application in respect of SMX Shares received after the Scheme Record Date, other than a transfer to Empatan in accordance with the Scheme or its successors in title.

(b)	Dealings after the Scheme Record Date

For the purpose of determining entitlements to the Scheme Consideration, the SMX Register will be determinative.

As and from the Scheme Record Date, each entry on the SMX Register relating to SMX Shares (other than an entry in respect of Empatan) will cease to have any effect other than as evidence of an entitlement to Scheme Consideration.

From the Scheme Record Date, all certificates and holding statements for Scheme Shares held by Scheme Participants existing on the Scheme Record Date will cease to have effect as documents of title.

11.18	Suspension and termination of trading in SMX Shares

SMX will apply to ASX for suspension of the SMX Shares from official quotation on ASX with effect from close of trading on the Effective Date. Following the Scheme Implementation Date, ASX will be then requested to remove SMX from the official list of ASX.

11.19	Covenants and releases by Scheme Participants

Under the Scheme, each Scheme Participant without the need for any further act, irrevocably appoints SMX and each SMX Director as its agent and attorney for the purpose of:

(a)

executing any document or doing any other act necessary to give effect to the terms of the Scheme including, without limitation, the execution of the share transfer(s) to be delivered under the Scheme and the giving of the Scheme Participants consent to SMX and Empatan doing all things necessary, incidental or expedient to the implementation and performance of the Scheme; and

(b)	enforcing each of the Deed Polls against Empatan and Lionheart.

11.20	Warranties by Scheme Participants

The Scheme provides that on the Scheme Implementation Date, each Scheme Participant is deemed to have warranted to Empatan that:

(a)

all their Scheme Shares (including any rights and entitlements attaching to those shares) will, at the date of their cancellation, be fully paid and free from all Encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on cancellation of any kind, whether legal or otherwise; and

(b)	it has no existing right to be issued any SMX Shares, SMX Options, performance rights, convertible notes or any other SMX security other than in accordance with the Option Scheme.

12.	Implementation of the Option Scheme

12.1	Overall effect of the Option Scheme

The Option Scheme is to be implemented through the Option Scheme of Arrangement outlined in this Scheme Booklet between SMX and SMX Optionholders, prior to implementation of the Scheme.

Unless terminated in accordance with SID, the Scheme will remain in force until it becomes effective. The termination rights of each party and the effect of termination are discussed at Section 11.12 and Section 11.13 below.

If the Option Scheme becomes Effective, on the Option Scheme Implementation Date, each Option Scheme Participant (being a person who is registered as a SMX Optionholder on the Option Scheme Record Date) will be deemed to have exercised their SMX Options and, in consideration, will receive the Option Scheme Consideration (described below).

12.2	People who are affected by the Option Scheme

If the Option Scheme becomes Effective, SMX Optionholders will have all of their SMX Options exercised without the need for any further act by any SMX Optionholders in return for the Option Scheme Consideration for each SMX Option that they hold.

12.3	Right to inspect and obtain copies of the SMX Register

SMX Optionholders have the right to inspect the SMX Register, which contains the name and address of each SMX Optionholder and certain other prescribed details relating to the SMX Options, without charge. SMX Optionholders also have the right to request a copy of the relevant register, upon payment of a fee (if any) up to a prescribe amount.

For more information about your rights to inspect the SMX Register, please contact +61 2 8023 5440.

12.4	Option Scheme Consideration

If the Option Scheme becomes Effective, Option Scheme Participants will receive the Option Scheme Consideration of SMX Shares in accordance with a Black Scholes Model (BSM) calculation for each tranche of SMX Options on issue at the Option Scheme Record Date.

The BSM calculation for each tranche of SMX Options is as follows:

ASX Code	Date granted	Expiry date	Exercise price ($A)	SMX Options	Ratio of SMX Shares per SMX Option	Total SMX Shares to be issued
SMXAAK	29-May-20	1-Jun-25	$0.20	2,500,000	0.8987	2,246,818
SMXAT	8-Oct-18	14-Oct-23	$0.20	1,698,829	0.8988	1,526,926
SMXAAY	18-Jan-22	18-Jan-25	$0.28	300,000	0.8357	250,699
SMXAO	5-Jun-19	5-Jun-24	$0.310	125,000	0.8571	107,135
SMXAAT	10-Dec-21	10-Dec-23	$0.35	1,150,000	0.7789	895,733
SMXAK	25-Oct-20	25-Oct-25	$0.36	100,000	0.8402	84,017
SMXAZ	28-Jan-20	28-Jan-25	$0.39	150,000	0.8306	124,593
SMXAAZ	25-Mar-22	25-Mar-27	$0.40	8,000,001	0.8274	6,619,527
SMXAAW	4-Jan-21	31-Dec-24	$0.50	100,000	0.7709	77,088
SMXAA	9-Jul-21	9-Jul-24	$0.60	1,000,000	0.7031	703,135
SMXAAC	27-Nov-20	27-Nov-23	$0.60	1,000,000	0.7030	703,024
SMXAAG	4-Jan-21	4-Jan-24	$0.60	500,000	0.7030	351,512
SMXAAJ	27-Nov-20	27-Nov-23	$0.60	500,000	0.7030	351,512
SMXAP	12-Mar-20	12-Mar-23	$0.60	4,926,466	0.7030	3,463,422
SMXAQ	25-Mar-20	25-Mar-23	$0.60	1,391,255	0.7030	978,085
SMXAR	29-May-20	29-May-23	$0.60	3,250,000	0.7030	2,284,827
SMXAU	23-Nov-20	23-Nov-23	$0.60	3,089,591	0.7030	2,172,055
SMXAAE	29-Dec-20	29-Dec-23	$0.70	1,341,815	0.6698	898,741
SMXAAI	4-Jan-21	4-Jan-24	$0.70	1,000,000	0.6698	669,795

Total						24,508,644

Following the implementation of the Option Scheme, resulting in the conversion of SMX Options to SMX Shares, which will be cancelled and Option Scheme Participants entitled to receive the Cancellation Consideration as outlined below:

where:

NPS	is the number of New Empatan Shares per SMX Share;

A

is the total number of SMX Shares on issue as at the Record Date (or which would be on issue if all securities of SMX convertible into SMX Shares had converted on that date, other than Scheme Options and Employee Share Options);

B	is the total number of Option Exercise Shares to be issued on exercise of all Scheme Options on a Cashless Exercise basis under the Option Scheme;

C	is the total number of Employee Share Options on issue as at the Record Date; and

N	is 20,000,000.

12.5	Steps in implementing the Option Scheme

(a)

Scheme Implementation Deed: SMX, Lionheart and Empatan executed the Scheme Implementation Deed under which SMX agreed to propose the Scheme and the Option Scheme. A copy of the Scheme Implementation Deed (as amended) is reproduced in Annexure D.

(b)

Court approval to hold Option Scheme Meeting: If it deems it appropriate, the Court will order that the Option Scheme Meeting be convened and make any other orders or directions it deems appropriate in accordance with section 411(1) and 411(1A) of the Corporations Act. Any orders, directions made by the Court under section 411(1) and 411(1A) are not an endorsement of, or any other expression of opinion, on the Scheme.

(c)	Option Scheme Meeting: SMX Optionholders will vote on whether to approve the Option Scheme at the Option Scheme Meeting. The Option Scheme Resolution must be passed by the Scheme Requisite Majorities.

(d)

Court approval of the Option Scheme: If the Option Scheme is approved by the requisite majorities of SMX Optionholders at the Option Scheme Meeting, SMX will apply to the Court for an order approving the Option Scheme. Each SMX Optionholder has the right to appear at Court at the hearing of the application by SMX for orders approving the Option Scheme. See the ‘Important Notices’ section of this Scheme Booklet for further information. The Court has discretion as to whether to grant the orders approving the Option Scheme, even if the Option Scheme is approved by the requisite majorities of SMX Optionholders.

(e)

Court Orders and Effective Date: If the Court Order approving the Option Scheme is obtained, on or before 5.00 pm on the first Business Day following approval of the Option Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, SMX will lodge with ASIC an office copy of the Court Order. The date the office copy of the Court Order is lodged with ASIC will be the Effective Date.

(f)

Option Scheme Record Date: The Option Scheme Participants will be entitled to receive the Option Scheme Consideration in respect of the Scheme Options they hold as at the Option Scheme Record Date (which is expected to be 8 February 2023.

(g)

Issuance of Option Scheme Consideration: On the Option Scheme Implementation Date, SMX will issue SMX Shares to the Option Scheme Participants in accordance with the terms and conditions of the Option Scheme.

On completion of the steps above, Option Scheme Participants will be eligible to receive the Cancellation Consideration.

12.6	If the Option Scheme does not proceed

If the Option Scheme does not proceed, SMX Options will not be exercised and eligible SMX Optionholders will not receive SMX Shares.

As the Scheme and the Option Scheme are conditional on each other, if the Option Scheme does not proceed, SMX will not fulfil the Scheme Conditions under the Scheme and will not become a wholly-owned subsidiary of Empatan and Scheme Participants will not receive the Scheme Consideration, will continue to retain their interest in SMX Shares and SMX Options (as the case relates) and continue to collectively control SMX. In this case, the advantages of the Scheme described in Section 4.2 will not be realised. See Section 4.3 for further details of the consequences of each of the Option Scheme and the Scheme not proceeding.

12.7	Effect of Option Scheme

If the Option Scheme becomes Effective, it will constitute a binding arrangement between SMX and each Option Scheme Participant and, to the extent of any inconsistency and to the extent permitted by law, overrides the SMX Constitution.

12.8	Enforcement of Option Scheme Deed Polls

SMX undertakes in favour of each Option Scheme Participant to enforce the Option Scheme Deed Polls against Empatan and Lionheart, as the case relates, on behalf of and as agent and attorney for the Scheme Participants, including Option Scheme Participants that become Scheme Participants as a result of the implementation of the Option Scheme.

12.9	Option Scheme Conditions

The Option Scheme is conditional on and will be of no force and effect until the following conditions have been satisfied or waived:

(a)

Scheme Implementation Deed Conditions: All of the conditions set out in clause 3.2 of the Scheme Implementation Deed (other than the condition that the Court approve the Scheme pursuant to section 411(4)(b) of the Corporations Act by the Second Court Date) have been satisfied or waived in accordance with the terms of the Scheme Implementation Deed prior to 8:00 am on the Second Court Date;

(b)	No termination: As at 8:00 am on the Second Court Date, the Scheme Implementation Deed and each of the Option Scheme Deed Polls have not been terminated in accordance with its terms;

(c)	Court Approval: The Court has approved the Option Scheme for the purposes of section 411(4)(b) of the Corporations Act with or without modification;

(d)

Additional Conditions: Such other conditions made or required by the Court under section 411(6) of the Corporations Act in relation to the Option Scheme as are acceptable to Empatan and SMX have been satisfied;

(e)

Court orders effective: Pursuant to section 411(10) of the Corporations Act, the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable section 411(6) of the Corporations Act) in relation to the Option Scheme must be lodged with ASIC to become Effective; and

(f)	Scheme Options: All Scheme Conditions have been satisfied or waived.

12.10	Status of Option Scheme Conditions

As at the Last Practicable Date, SMX and Empatan are not aware of any circumstances that would cause the outstanding Option Scheme Conditions not to be satisfied or waived.

As at the Last Practicable Date, the following Option Scheme Conditions set out in clause 3.2 of the Scheme Implementation Deed have already been satisfied or waived:

(a)

Court approval – orders convening Option Scheme Meeting: On 9 January 2023, the Court ordered that SMX convene the Option Scheme Meeting at 9.30AM on 1 February 2023 for the purpose of the SMX Optionholders voting on the Option Scheme. This condition has been partially fulfilled.

(b)

Regulatory Approvals: On 3 January 2023, SMX obtained a waiver from compliance with Listing Rule 6.23.2 from ASX in relation to the Cashless Exercise of the SMX Options, the subject of the Option Scheme.

12.11	Establishing Scheme Participants

(a)	Dealings prior to the Scheme Record Date

To establish the identity of the Option Scheme Participants, to the extent that Scheme Options are otherwise permitted to be dealt with in accordance with their respect terms, dealings in SMX Options by Option Scheme Participants will only be recognised by SMX if:

(i)

registrable transmission applications or transfers in registrable form, or valid requests in respect of other alterations, in relation to those dealings are received on or before 5.00pm on the Option Scheme Record Date at the place where the SMX Register is kept; and

(ii)

in the case of an exercise of SMX Options (other than in accordance with the terms of this Option Scheme), the SMX Option is exercised in accordance with its terms such that the resulting SMX Shares are issued by the Option Scheme Record Date, and SMX must not accept for registration, nor recognise for any purpose (except an issue of Option Exercise Shares in accordance with this Option Scheme), any transmission application, transfer or other request received after such times, or received prior to such times but not in registrable or actionable form, as appropriate.

(b)	SMX Register

For the purpose of determining entitlements to the Option Scheme Consideration, SMX will maintain an option register in accordance with the provisions of Option Scheme until the Cancellation Consideration has been provided to the Option Scheme Participants. The option register in this form will solely determine entitlements to Option Exercise Shares and Cancellation Consideration.

(c)	No disposals after the Option Scheme Record Date

If this Option Scheme becomes Effective:

(i)

from the Record Date until implementation of the steps set out in clause 4.3 of the Option Scheme, a holder of Scheme Options (and any person claiming through that holder) must not dispose of, exercise or purport or agree to dispose of or exercise, any Scheme Options or any interest in them after the Record Date in any way except as set out in this Option Scheme and any such disposal or exercise will be void and of no legal effect; and

(ii)

SMX will not accept for registration or recognise for any purpose any transmission, application or transfer, or other valid request in respect of other alterations, in respect of SMX Options of Option Scheme Participants, received after 5.00pm on the Record Date or an issue of SMX Shares on the otherwise valid exercise of SMX Options held by an Option Scheme Participant not received in time to allow the resulting SMX Shares to be issued by the Record Date (except for any an issue of Option Exercise Shares in accordance with this Option Scheme).

12.12	Details of Option Scheme Participants

As soon as practicable after the Option Scheme Record Date, and in any event on the first Business Day after the Option Scheme Record Date, SMX will:

(a)	notify each of the Option Scheme Participants of their eligibility to participate in the Option Scheme; and

(b)

provide details of the names, registered addresses and holdings of Scheme Options for each Option Scheme Participant, as shown in the Register on the Record Date are available to Empatan, as required under the Option Scheme of Arrangement.

12.13	Warranties by Option Scheme Participants

Under the Option Scheme, each Option Scheme Participant is deemed to have warranted to Empatan on the Option Scheme Implementation Date that:

(a)

all their Scheme Options (including any rights and entitlements attaching to those shares) will, at the date of their exercise in accordance with the Option Scheme, and at the time of issue all Option Exercise Shares issued on the exercise of those Scheme Options, in accordance with the Option Scheme, be free from all Encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on cancellation of any kind; and

(b)	it has no existing right to be issued any SMX Shares, SMX Options, SMX performance rights, SMX convertible notes or any other SMX securities, other than in accordance with the Option Scheme.

As SMX is acting as agent and attorney of each Option Scheme Participant, it has undertaken to provide the warranties noted above.

13.	Implementation of the Business Combination

13.1	Overview of the BCA

On July 26, 2022, Empatan, SMX, Lionheart and Aryeh Merger Sub, Inc. (Merger Sub) entered into the BCA pursuant to which Empatan will become the parent of Lionheart and SMX and be listed on the NASDAQ. Subject to the terms and conditions set out in the BCA, including the approval of Lionheart Shareholders, the parties will enter into the Business Combination, pursuant to which, among other things, Merger Sub shall be merged with and into Lionheart with Lionheart continuing as a wholly owned subsidiary of Empatan. Existing Lionheart Shareholders will receive New Empatan Shares and existing Lionheart Warrantholders will have their Lionheart Warrants automatically adjusted to become exercisable in respect of New Empatan Shares instead of Lionheart Shares.

13.2	Formation of Merger Sub

Merger Sub is a wholly owned subsidiary of Empatan formed solely as a vehicle for completing the Business Combination required under the BCA.

Merger Sub, a Delaware corporation (File No. 6927699), was formed on July 22, 2022. Merger Sub’s principal executive office is located at c/o K&L Gates LLP, Level 25, 525 Collins Street, Melbourne VIC 3000, Australia.

Following the completion of the Business Combination, Merger Sub will cease to exist.

13.3	Merger of Merger Sub into Lionheart

Under the BCA, Merger Sub will merge with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of Empatan, with existing Lionheart Shareholders receiving New Empatan Shares in exchange for their Lionheart Shares and the existing Lionheart Warrantholders having their Lionheart Warrants automatically adjusted to become exercisable in respect of New Empatan Shares instead of Lionheart Shares.

13.4	Conditions to the closing of the Business Combination

(a)	Conditions to the obligations of Lionheart

The obligations of Lionheart to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) of certain conditions, including:

(i)	certain conditions precedent of the SID as discussed at Section 11.10;

(ii)	the Scheme and the Option Scheme becoming Effective;

(iii)	SMX, Empatan and Merger Sub having performed or complied in all material respects with all agreements and covenants required by the BCA;

(iv)	delivery of certain certificates required by the SID;

(v)	delivery of the Registration Rights Agreement, Lock-up Agreement and Voting Agreement, each duly executed by Empatan and certain shareholders of Empatan;

(vi)	Shareholder approval from Lionheart Shareholders; and

(vii)	certain employment and consulting agreements shall not have been terminated.

(b)	Conditions to the obligations of SMX

The obligations of SMX, Empatan and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) of certain conditions, including:

(i)	certain conditions precedent of the SID as discussed at Section 11.10;

(ii)	Lionheart having performed or complied in all material respects with all other agreements and covenants required by the BCA;

(iii)	delivery of certain certificates required by the SID;

(iv)	delivery of resignation letters from the officers and directors of Lionheart;

(v)	delivery of the Registration Rights Agreement, Lock-up Agreement and Voting Agreement, each duly executed by certain shareholders of Empatan; and

(vi)	approval of the stockholders of Empatan and Merger Sub, approving the BCA and the Business Combination.

13.5	Termination of the BCA

The BCA may be terminated under certain customary and limited circumstances prior to the Second Court Date, including:

(a)	by mutual written consent of Lionheart and SMX;

(b)	by either Lionheart or SMX if the Effective Date has not occurred prior to the End Date;

(c)	by either Lionheart or SMX, as applicable, in each instance that a party is entitled to terminate the SID that is not otherwise addressed in the BCA;

(d)	by either Lionheart or SMX if Lionheart fails to obtain approval of certain proposals to be set forth in this proxy Statement/prospectus;

(e)	by either Lionheart or SMX if the SID has been terminated in accordance with its terms;

(f)

by Lionheart if SMX, Empatan or Merger Sub has breached or failed to perform any of its covenants or agreements set forth in the BCA such that the condition requiring material compliance with covenants would not be satisfied (provided if such breach is curable by SMX, Empatan or Merger Sub, Lionheart may not terminate the BCA pursuant to this provision for so long as SMX, Empatan or Merger Sub continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by Lionheart to SMX and the End Date) or;

(g)

by SMX if Lionheart has breached or failed to perform any of its covenants or agreements set forth in the BCA such that the condition requiring material compliance with covenants would not be satisfied (provided if such breach is curable by Lionheart, SMX may not terminate the BCA pursuant to this provision for so long as Lionheart continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by SMX to Lionheart and the End Date).

13.6	Accounting treatment of the Business Combination

SMX will account for the merger using the reverse acquisition method in accordance with the principles of IFRS 3.

This results in SMX being identified as the accounting acquirer, and Empatan/Lionheart being identified as the accounting acquirees.

Under the reverse acquisition method, the accounting acquirer is deemed to have issued shares to obtain control of the acquirees.

However, since Empatan and Lionheart are not businesses as defined in IFRS 3, the transaction is not a business combination.

Based on IFRS 3’s provisions, such a transaction is accounted for in the consolidated financial statements of Empatan (the legal acquirer) as a continuation of the financial statements of the SMX (the legal subsidiary), together with a deemed issuance of shares by SMX and a re-capitalization of its equity.

This deemed issuance of shares is both an equity transaction under IAS 32 (receiving the net assets of Lionheart, primarily cash) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of Empatan/Lionheart).

The difference between the fair value of the shares deemed to have been issued by SMX and the fair value of Lionheart’s identifiable net assets represents a payment for the service of obtaining a stock exchange listing for its shares, and not considered a cost of raising capital.

Therefore, it is expensed immediately to profit or loss at Closing Date.

Transaction costs are allocated on a relative fair value basis as mentioned, such that the amount attributed to the equity transaction is deducted from the equity and the amount attributed to the listing service is charged as expense in profit or loss.

13.7	Other agreements related to the Business Combination

(a)	Lock up agreements

Prior to the Second Court Date, certain shareholders will enter into lock-up agreements (each, a Lock-up Agreement) with Empatan pursuant to which, among other things, such shareholders will agree not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Empatan Shares beneficially owned by such shareholders immediately following the closing (the Lock-Up), subject to certain exceptions set forth in each Lock-up Agreement, including the ability of the shareholders to pledge any such Empatan Shares in connection with securing financing or otherwise.

Haggai Alon and certain directors and officers Lionheart will enter into Lock-up Agreements that terminate upon the earlier to occur of:

(i)	fourteen months after the Closing Date; and

(ii)

if, subsequent to the Closing Date, Empatan enters a transaction which results in all of Empatan’s shareholders having the right to exchange their Empatan Shares for cash, securities or other property, provided that:

(A)	10% of the Empatan Shares will not be subject to the Lock-Up; and

(B)

25% of the Empatan Shares that are subject to the Lock-Up will no longer be subject to the Lock-Up if the Empatan Shares trade at or above $12.50 per share for twenty (20) Nasdaq Stock Market trading days in any 30-day period commencing after the Closing Date.

Lionheart Equities, LLC, Lionheart’s sponsor, and its members (other than those members who enter into the fourteen month Lock-up Agreement referenced above) will enter into Lock-up Agreements that terminate upon the earlier to occur of:

(iii)	six months after the Closing Date; and

(iv)

if, subsequent to the Closing Date, Empatan enters a transaction which results in all of the Empatan’s shareholders having the right to exchange their Empatan Shares for cash, securities or other property provided that:

(A)	10% of the Empatan Shares will not be subject to the Lock-Up; and

(B)

25% of the Empatan Shares will no longer be subject to the Lock-Up if the Empatan Shares trade at or above $12.50 per share for twenty (20) Nasdaq Stock Market trading days in any 30-day period commencing after the Closing Date.

(b)	Amended and Restated Sponsor Agreement

Lionheart entered into an amended and restated Sponsor Agreement (the A&R Sponsor Agreement) with Lionheart Equities, LLC (the Sponsor) and certain directors and officers of Lionheart (the Insiders) pursuant to which the Sponsor and Insiders have agreed to take, or not take, certain actions, including:

(i)

to vote any shares of common stock of Lionheart owned by it, him or her (all such shares of common stock, the Covered Shares) in favour of the Business Combination and each other related proposal related at the Lionheart shareholder meeting and any other special meeting of Lionheart’s stockholders called for the purpose of soliciting the approval of Lionheart’s stockholders in connection with the consummation of the Business Combination;

(ii)	to vote the Covered Shares owned by it, him or her against any Lionheart Competing Transaction or change in the capitalization of Lionheart except as contemplated by the BCA and the SID; and

(iii)	not redeem any Covered Shares owned by it, him or her for redemption in connection with such shareholder approval.

(c)	Registration Rights Agreement

The BCA and the SID contemplates that, prior to the Second Court Date, Empatan, the Sponsor, certain Lionheart stockholders, and certain SMX shareholders will enter into an amended and restated registration rights agreement (the A&R Registration Rights Agreement) pursuant to which, among other things, Empatan will agree to undertake certain shelf registration obligations in accordance with the US Securities Act, and certain subsequent related transactions and obligations, including, among other things, undertaking certain registration obligations, and the preparation and filing of required documents.

(d)	Voting Agreement

Prior to the Second Court Date, Empatan and Empatan shareholders will enter into a Voting Agreement (the Voting Agreement) pursuant to which, among other things, during the Term (as defined in the Voting Agreement) Empatan and the Empatan shareholders have agreed to take all such action within its power as may be necessary or appropriate (including Empatan nominating or appointing certain persons and the Empatan shareholders voting or providing a written consent or proxy, if applicable, in each case with respect to ordinary shares of Empatan) such that the board of directors of Empatan:

(i)	consists of seven (7) members as set forth in the Voting Agreement; and

(ii)

is divided into three classes of directors, with each class serving for staggered three year terms. The Voting Agreement also provides for certain board observer rights and director indemnification obligations.

(e)	PIPE Subscription Agreements

Lionheart is actively pursuing to enter into the Subscription Agreements with investors (the PIPE Investors), pursuant to which prior to or substantially concurrently with the closing of the Business Combination:

(i)	the PIPE Investors will agree to subscribe for and purchase; and

(ii)	Lionheart will agree to issue and sell to such PIPE Investors,

up to US$25 million in aggregate in securities (PIPE Financing).

The securities to be issued pursuant to the subscription agreements will not be registered under the Securities Act of 1933, as amended (the US Securities Act), in reliance upon the exemption provided in section 4(a)(2) of the Securities Act. The closing of any PIPE Financing would be subject to customary conditions for a financing of this nature, including the completion of the Business Combination (Closing). The subscription agreements are expected to provide that Lionheart will provide the PIPE Investors customer registration rights with respect to any securities issed to such investors in connection with any PIPE Financing following the Closing.

14.	Comparison of relevant Australian and Irish laws and relevant ASX and NASDAQ listing rules

SMX is a public company limited by shares and registered in Victoria under Australian law. SMX Shares are quoted on ASX. Empatan is incorporated in Ireland, under the laws of Ireland. It is proposed that Empatan will be listed on the NASDAQ.

If the Scheme is implemented, the rights of SMX Shareholders in respect of New Empatan Shares will be primarily governed by Irish law and the stock exchange rules of the NASDAQ.

A comparison of some of the material provisions of Australian law, Irish law and relevant ASX and NASDAQ stock exchange rules as they relate to Empatan and SMX respectively is set out below.

References to Australian law where they appear in this Section are references to the Corporations Act, ASX Listing Rules, ASX Settlement Operating Rules and Australian common law, as applicable.

References to Irish law where they appear in this Section are references to the Irish Companies Act and the Irish Takeover Rules, as applicable.

The information in this Section of the Scheme Booklet concerning Empatan has been prepared by Empatan and is the responsibility of Empatan.

The comparison below is not an exhaustive statement of all relevant laws, rules and regulations and is intended as a general guide only. You should seek your own independent professional legal advice if you require further information.

Issue	Australian company listed on ASX	Irish company listed on NASDAQ
Related party transactions

The Corporations Act governs the provision of financial benefits to related parties of public companies.

The issue of securities to directors and other related parties of SMX is regulated under the ASX Listing Rules. Generally, various requirements must be met for such an issue, including shareholder approval, unless the issue falls within a specified exception.

The Irish Companies Act governs the provision of financial benefits to related parties of public companies.

Under the Irish Companies Act:

(a)   there is an obligation on directors to disclose interest in any contract that the company proposes to enter into;

(b)   loans, guarantees and credit transactions in favor of directors generally are prohibited;

(c)   a director’s interests and dealings in shares in the company must be disclosed to the company within 8 days (but only if the director and his connected persons hold more than 1% of company’s issued share capital); and

(d)   transactions between a director and the company buying or selling material non-cash assets are generally prohibited, unless approved by shareholders.

Issue	Australian company listed on ASX	Irish company listed on NASDAQ

Oppression of minority shareholders

The Corporations Act empowers the court to make any order it considers appropriate if conduct of a company’s affairs is found to be oppressive to a member or members.

Such orders may include winding up, regulating the conduct of the company’s affairs, authorising a member to institute derivative proceedings or requiring a person to engage in or abstain from specified conduct.

The Irish Companies Act empowers any shareholder of the company to apply for an order from the court circumstances where the affairs of the company are being conducted or the powers of the directors of the company are being exercised (i) in a manner oppressive to that shareholder or any of the shareholder; or (ii) in disregard of that shareholder or their interests as a shareholder.

Such orders may include:

(a)   directing or prohibiting any act or cancelling or varying any transaction;

(b)   regulating the conduct of the company’s affairs in future;

(c)   directing the purchase of the shares of any shareholders of the company by other shareholders of the company or by the company and, in the case of a purchase by the company, for the reduction accordingly of the company’s capital; and

(d)   the payment of compensation.

Financial assistance and self-acquisition	The Corporations Act prohibits companies from financially assisting a person to acquire shares in the Company, or from acquiring shares in itself, except for certain limited circumstances.	The Irish Companies Act prohibits companies from financially assisting a person to acquire shares in Empatan, or from acquiring shares in itself, except for certain limited circumstances.

Issue	Australian company listed on ASX	Irish company listed on NASDAQ

Takeovers

The Corporations Act prohibits the acquisition of a relevant interest in voting shares where the acquisition would increase a person’s voting power in the company to over 20%, except in certain circumstances.

The Corporations Act also sets out disclosure requirements for persons who have or cease to have a substantial holding in a company.

Compulsory acquisition is permitted by holders with an interest of 90% of a class of securities.

Empatan will be subject to the Irish Takeover Rules which provide for:

(a)   a mandatory obligation to make a cash offer once 30% or more of voting shares are acquired, with the cash price being the highest price paid by the bidder in the previous 12 months; and

(b)   a prohibition from acquiring 10% or more of the voting shares in a 7 day period or faster that would increase a bidder’s stake to 15% or more.

The Irish Takeover Rules also set out disclosure requirements for persons who have or cease to have a substantial holding in a company.

Depending on the form of takeover, compulsory acquisition is permitted by holders with an interest of 75% (in a scheme or arrangement or merger) or 80% (in a tender offer).

Under the NASDAQ listing rules, shareholder approval is required for certain significant issuances of Empatan securities including issuances in excess of 20% of the voting power or number of shares outstanding before the issuance (or 5% in the case of certain related parties), issuances of company securities that will result in a change in control and issuances in connection with a new or materially amended equity compensation arrangement for officers, directors, employees or consultants.

Issue	Australian company listed on ASX	Irish company listed on NASDAQ

Notice of Meetings	The Corporations Act requires at least 28 days’ notice of a general meeting of a listed company.	Under the Irish Companies Act (and in accordance with the Empatan Constitution), notice of a general meeting of the company must be given to shareholders at least 21 days before he date of the proposed meeting except that they may be called by not less than 14 clear days’ notice where (i) all members, who hold shares that carry rights to vote at the meeting, are permitted to vote by electronic means at the meeting; and (ii) a special resolution reducing the period of notice to 14 days has been passed at the immediately preceding annual general meeting, or at a general meeting held since that meeting.

Removal of directors	The Corporations Act provides that a public company may by resolution at a general meeting remove a director from office. Notice of intention to move the resolution must be given by the company at least 2 months before the meeting is to be held, and the company must notify the director as soon as possible after notice of the intention is received.

Under Irish law, Empatan shareholders may remove a director without cause by ordinary resolution, before the expiration of his or her period of office by way of ordinary resolution, provided that at least 28 clear days’ notice of the resolution is given to Empatan, and the shareholders comply with the relevant procedural requirements of the Irish Companies Act.

Under the Irish Companies Act, one or more Empatan shareholders representing not less than 10% of the paid-up share capital of the Empatan carrying voting rights may requisition the holding of an extraordinary general meeting at which a resolution to remove a director and appoint another person in his or her place may be proposed.

Directors’ duties	General duties imposed by the Corporations Act on directors and officers of companies include duties to exercise duties and powers with due care and diligence, in good faith and for a proper purpose, and not to improperly use their position or information obtained through their position to gain advantage or cause detriment to the company.

Under the Irish Companies Act, a director may be liable to the company where such director acts in breach of certain of his or her fiduciary duties.

Subject to exceptions, the Irish Companies Act does not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with any negligence, default, breach of duty or breach of trust by a director in relation to the company.

Issue	Australian company listed on ASX	Irish company listed on NASDAQ

Access to information and filing of documents	Under the Corporations Act, certain documents must be filed by a company with ASIC, including accounts and notice of changes to its Articles of Association. A shareholder may also apply to the court for access to the books of a company.

Under the Irish Companies Act, shareholders have the right to inspect and obtain copies of information and documentation pertaining to the company, including the company registers, minutes of general meetings, memorandum and articles of association, financial statements, and auditors’ reports.

Empatan will be required to file annual audited financial statements with the Companies Registration Office in Ireland. The audited financial statements must generally be filed within 9 months after the end of the relevant annual financial period.

Remuneration reports

At the company’s annual general meeting, shareholders must vote to approve or reject the remuneration report.

If the company’s remuneration report receives a no vote of 25% of more, the company’s subsequent remuneration report must explain whether and how shareholders’ concerns have been taken into account.

If the company’s subsequent remuneration report receives a no vote of 25% or more, shareholders will vote at the same annual general meeting to determine whether the directors (other than the managing director) will need to stand for re-election within 90 days.

If the resolution passes, then the “spill meeting” at which the directors face re-election, will take place within 90 days.

The Empatan Constitution provides that the directors are entitled to be remunerated, the extent to which shall be determined by the Empatan Board. Such remuneration is deemed to accrue from day to day.

The Empatan Constitution also provides that:

(a)   the remuneration may be provided in the form of shares or other securities of the company or any subsidiary of the company, or options or rights to acquire such shares or other securities, on such terms as the Empatan Board may decide; and

(b)   the directors may also be paid all travelling, hotel and other expenses properly incurred by them: (a) in attending and returning from: (i) meetings of directors or any committee; or (ii) general meetings of the company; or (b) otherwise in connection with the business of the company.

Issue	Australian company listed on ASX	Irish company listed on NASDAQ

Issuing additional shares

Subject to the ASX Listing Rules and the Corporations Act, SMX’s constitution authorises the SMX Board to allot and issue any securities in the capital of SMX to any person on such terms and with such rights as the SMX Board determines.

Under the ASX Listing Rules, SMX is prohibited from issuing or agreeing to issue securities in any 12 month period which amount to more than 15% of the Company’s fully paid ordinary securities unless it obtains shareholder approval or unless one of a number of exceptions apply.

Under the Empatan Constitution the directors have a standing authority to issue shares for 5 years from the date of adoption of the Empatan Constitution, after which the authority can be renewed by a 50% shareholder vote (for a further maximum of 5 years although market practice is to renew for 15/18 months capped at 33% of outstanding shares in light of guidance by ISS).

The maximum number of shares that can be issued is set out in the Empatan Constitution and can be increased with shareholder approval.

Under the Empatan Constitution the directors also have a standing authority to issue shares without offering them pro rata to existing shareholders for 5 years from the date of adoption of the Empatan Constitution, after which the authority can be renewed by a 75% shareholder vote (for another maximum of 5 years although market practice is to renew for 15/18 months capped at 5% of outstanding shares in light of guidance by ISS); this restriction does not apply for shares issued in stock-deals

Furthermore, under the NASDAQ listing rules, Empatan will not be able to disparately reduce or restrict voting rights of the shares through any corporate action or issuance.

Issue	Australian company listed on ASX	Irish company listed on NASDAQ

Changes in the rights attaching to securities

Under the Corporations Act, if a company has a constitution that sets out a procedure for varying or cancelling rights attached to shares in a class of shares, those rights may be varied or cancelled only in accordance with the procedure.

If a company does not have a constitution, or has a constitution which does not set out the procedure for varying or cancelling class rights. The rights may only be varied or cancelled:

•  by special resolution of the company; and

•  by a special resolution of members holding shares in that class, or with written consent of members with at least 75% of votes in that class.

The company must give written notice of the variation or cancellation to the members of the class within 7 days after the variation or cancellation is made.

A special resolution is needed, among other matters, to amend Empatan’s Constitution, to disapply statutory pre-emption rights on the issuance of equity securities of Empatan and to reduce the Empatan’s company capital.

Additionally, the rights attaching to a particular class of shares may only be varied if (a) the holders of seventy five percent (75%) of the nominal value of the issued shares of that class consent in writing to the variation, or (b) a special resolution, passed at a separate general meeting of the holders of that class, sanctions the variation.

Appointment of proxies

The Corporations Act provides that a member of a company who is entitled to attend and cast a vote at a meeting of members may appoint a person as a proxy to attend and vote for the member at that meeting. If a member is entitled to cast 2 or more votes, they may appoint 2 or more proxies.

For an appointment of a proxy to be effective, the proxy appointment (and any power of attorney under which the appointment was signed) must be received at least 48 hours before the meeting, unless the company’s constitution specifies a lesser period.

If the appointment specifies the way that a proxy is to vote on a particular resolution:

•  the proxy need not vote on a show of hands, but if they do they must vote that way;

•  if the proxy has two or more appointments that specify different ways to vote on the resolution, the proxy must not vote on a show of hands;

Under the Empatan Constitution, every member entitled to attend, speak, ask questions and vote at a general meeting may appoint a proxy or proxies to attend, speak, ask questions relating to items on the agenda and vote on his/her behalf and may appoint more than one proxy to attend, speak, ask questions and vote at the same general meeting provided that, where a member appoints more than one proxy in relation to a general meeting, each proxy must be appointed to exercise the rights attached to different shares held by that member.

The appointment of a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be signed by or on behalf of the appointor.

The proxy form must make provision for three-way voting (i.e., to allow votes to be cast for or against a resolution or to be withheld) on all resolutions intended to be proposed, other than resolutions which are merely procedural.

Issue	Australian company listed on ASX	Irish company listed on NASDAQ

•  if the proxy is the chair, the proxy must vote on a poll and must vote in the way specified; and

•  if the proxy is not the chair, the proxy need not vote on a poll, but if they do they must vote that way.

An instrument or other form of communication appointing or evidencing the appointment of a proxy or a corporate representative (other than a standing proxy or representative) must be returned to the address or addresses stated in the notice of meeting by such time as may be specified in the notice of meeting or, if no such time is specified, at any time prior to the holding of the relevant meeting.

Bringing or intervening in legal proceedings on behalf of the entity

A member, former member or person entitled to be a member of a company, or an officer or former officer of a company, may bring proceedings on behalf of a company and in the company’s name.

Proceedings may only be brought if leave is granted by the Federal Court, the Supreme Court or the Family Court for the person to bring or intervene in proceedings.

Leave will be granted if the court is satisfied that:

•  it is probable that the company itself will not bring the proceedings or properly take responsibility for them;

•  the applicant is acting in good faith;

•  it is in the best interests of the company that the applicant be granted leave;

•  if the application relates to leave to bring proceedings, there is a serious question to be tried;

•  either at least 14 days before making the application, the applicant gave written notice of the application to the company, or it is appropriate to grant leave even though the notice period was not provided.

Derivative actions by shareholders on behalf of the company against directors are only possible in limited circumstances and are very rare in practice.

Generally the company is the correct plaintiff where the company has suffered the wrong and shareholders cannot take an action on the company’s behalf. The exemptions to this rule are limited to the following circumstances:

(a)   the wrong committed by the company is not capable of being ratified by shareholders e.g. bribery or fraud – although never tested in Ireland, payments in breach of FCPA could be caught by this exemption; or

(b)   the wrong is the result of a controlling majority of shareholders acting to the detriment of minority shareholders in a manner whereby the majority derives a benefit to the company’s detriment.

Issue	Australian company listed on ASX	Irish company listed on NASDAQ

A rebuttable presumption that granting leave is not in the best of the interests of the company will arise if:

•  the proceedings are not by the company against a related party of the company (or vice versa); or

•  the company has decided not to bring or defend proceedings, or has decided to discontinue, settle or compromise the proceedings; and

•  all of the directors who participated in that decision acted in good faith for a proper purpose, did not have a material personal interest in the decision, informed themselves about the subject matter of the decision to the extent they reasonably believed appropriate and rationally believed that the decision was in the best interests of the company.

Empatan’s Constitution provides that any dispute or claim arising out of or in connection with Empatan’s Constitution will be governed by, and construed in accordance with, the laws of Ireland and that the courts of Ireland will have exclusive jurisdiction to settle any dispute arising out of or in connection with Empatan’s Constitution.

Empatan’s Constitution separately provides that unless the Empatan consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Exchange Act or the US Securities Act.

Continuous disclosure

Subject to certain limited exceptions, the ASX Listing Rules require the Company to immediately disclose to ASX any information concerning the Company that a reasonable person would expect to have a material effect on the price or the value of the Company’s shares.

The Corporations Act also imposes obligations on the Company to require it to notify the ASX of relevant information where the Company is required under the ASX Listing Rules to notify ASX of information about specified events or matters as they arise for market disclosure.

There are also periodic reporting and disclosure rules that apply to the Company, requiring it (among other things) to report to the ASX at the end of every half year and annually in respect of its financial statements and reports.

Empatan, once listed on the NASDAQ will be subject to US federal securities laws and regulations following the implementation of the Schemes, Capital Reduction and Business Combination in relation to its continuous disclosure obligations.

The NASDAQ listing rules will generally require disclosure to the public of any material information that would reasonably be expected to affect the value of Empatan’s shares or influence investors’ decisions.

As discussed in Section 8.15 above, Empatan will be a “foreign private issuer” as defined in the Exchange Act, and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act.

Issue	Australian company listed on ASX	Irish company listed on NASDAQ

In addition, Empatan’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act.

Moreover, Empatan will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

For as long as Empatan is a foreign private issuer, US federal securities laws and regulations and the Nasdaq listing rules require Emptan to publicly file with the SEC, among others:

•  Annual reports on Form 20-F

•  Reports of foreign private issuers on Form 6-K

Corporate governance

Corporate Governance Principles and Recommendations

The ASX Corporate Governance Council (ASXCGC) is an industry based body established to develop corporate governance recommendations for listed entities which reflect international best practice.

The ASX Listing Rules require the Company to disclose the extent to which it has followed the recommendations of the ASXCGC. This disclosure is required annually, either included in the Company’s annual report or in a separate report clearly labelled as the corporate governance report and given to the ASX at the same time as the annual report.

Where the Company has not followed all the Recommendations, it must identify the Recommendations that have not been followed and give reasons for not following them.

The Irish Companies Act expressly provides that the delegation by directors of the management of a company’s affairs is consistent with the proper discharge of their duties.

While directors retain ultimate responsibility for the management of the company, once the directors are satisfied that the executives charged with management have sufficient skill and expertise to carry out that role, the Irish Companies Act will consider the orderly delegation of management authority as a proper, even prudent, exercise of their duties.

The Empatan Board’s role should be focussed on strategy and oversight, with its management functions focussed on monitoring performance against the objectives set and ensuring adequate systems and policies are in place.

Issue	Australian company listed on ASX	Irish company listed on NASDAQ

	If the Company follows the Recommendations, it will publish various corporate governance policies and procedures in place on its website.	When Empatan lists on the NASDAQ, it will also need to comply with the NASDAQ listing rules.

15.	Additional information

15.1	Relevant Interests in Empatan and Lionheart held by SMX Directors

As at the date of this Scheme Booklet, none of the SMX Directors hold any interests in any Empatan or Lionheart securities.

No SMX Director acquired or disposed of a Relevant Interest in any securities in Empatan in the 4-month period ending on the date immediately prior to the date of this Scheme Booklet.

15.2	Relevant Interests of SMX in Empatan and Lionheart

As at the date of this Scheme Booklet, SMX has no interests in Empatan or Lionheart securities.

15.3	Payments or other benefits to SMX Directors, secretaries or executive officers

No payment or other benefit is proposed to be made or given to any Director, secretary or executive officer of SMX or of any Related Body Corporate as compensation for loss of, or as consideration for or in connection with his or her retirement from, office as a Director, secretary or executive officer of SMX or of a Related Body Corporate, as the case may be, as a result of the Scheme.

15.4	Agreements or arrangements with SMX Directors

(a)	Payments in connection with retirement from office

As noted in Section 8.11(a)(ix), following the successful implementation of the Schemes, Capital Reduction and Business Combination, Mr Everardus Hofland will retire as a director of SMX. Accordingly, Mr Hofland is entitled to receive a termination payment equal to ILS264,000 (approximately US$79,332).

This will be subject to the Corporations Act provisions regarding termination payments and related party benefits under Chapter 2D and Chapter 2E.

Other than the retirement payment owed to Mr Hofland as a result of his retirement from the SMX Board, there are no payments or other benefits that are proposed to be made or given to any SMX Director, secretary or executive officer of SMX (or any of its Related Bodies Corporate) as compensation for the loss of, or as consideration for or in connection with his or her retirement from, office in SMX or any of its Related Bodies Corporate.

(b)	No collateral benefits offered by Empatan in the last four months

During the four month period before the date of this Scheme Booklet, neither Empatan, a director of Empatan, or any associated of Empatan gave, or offered to give or agreed to give a benefit to another person which was likely to induce the other person or an associate of the other person to:

(i)	vote for the Schemes or the Capital Reduction;

(ii)	dispose of any SMX Shares or SMX Options,

which benefit was not offered to all SMX Shareholders or SMX Optionholders (as applicable).

(c)	Agreements or arrangements connected with or conditional on the Schemes

(i)	Employment agreement of Mr Everardus Hofland

Under Mr Hofland’s employment agreement as executive chair of the Security Matters Group, Mr Hofland is entitled to receive an increase in his base remuneration following certain events. This includes where SMX raises above US$20 million in aggregate in a single transaction, or where there is a change of control.

As the Schemes, Capital Reduction and Business Combination, when considered together, result in a change of control and capital raising of above US$20 million in aggregate in a single transaction, Mr Hofland will be entitled to receive, prior to his retirement, an increase of his base remuneration to ILS22,000 per month (ILS264,000 per year, equating to approximately US$79,332).

(d)	Benefits to directors as a result of or conditional on the implementation of the Schemes, Capital Reduction and Business Combination

Other than as set out set out in this Scheme Booklet, no SMX Director, secretary or executive officer of SMX (or any of its Related Bodies Corporate) has agreed to receive, or is entitled to receive, any payment or benefit from Empatan which is conditional on, or is related to, the Schemes, other than in their capacity as a SMX Shareholder or SMX Optionholder (as the case relates).

15.5	SMX Directors’ interests in Empatan and Lionheart contracts

Except as set out in this Section or elsewhere in this Scheme Booklet, there is no agreement or arrangement made between any SMX Director and Empatan or Lionheart in connection with or conditional on, the outcome of the Scheme.

15.6	Effect of Scheme on creditors

SMX has either paid and is paying all its creditors within normal terms of trade, or has entered into agreed payment terms with outstanding creditors. On the basis of these arrangements, it is solvent and is trading in an ordinary commercial manner. It is not expected that the Schemes will adversely affect the interests of SMX’s creditors.

15.7	No unacceptable circumstances

The SMX Board does not consider that the Scheme involves any circumstances in relation to the affairs of SMX that could reasonably be haracterized as constituting “unacceptable circumstances” for the purposes of section 657A of the Corporations Act.

15.8	Regulatory relief

(a)	ASX relief

On 3 January 2023, ASX granted SMX a waiver from ASX Listing Rule 6.23.2 and 6.23.4 to the extent necessary to permit SMX, without shareholder approval to:

(i)	deem that the SMX Options were exercised by way of a Cashless Exercise under the Option Scheme;

(ii)	cancel the ESOP Options in consideration for the issue of options in Empatan on the same terms as the ESOP Options;

(iii)	cancel the Legacy Performance Options for minimal nominal consideration; and

(iv)	cancel the SMX Convertible Notes in consideration for the issue of SMX Shares,

without obtaining shareholder approval.

The ASX waivers were granted on condition that the Scheme becomes Effective and that full details of the Option Scheme, cancellation of the ESOP Options, cancellation of the Legacy Performance Options and cancellation of the Convertible Notes are set out to ASX’s satisfaction in the Scheme Booklet.

(b)	ASIC relief

(i)	Change in financial position and inclusion of half year accounts

Clause 8302(h) of Part 3 of Schedule 8 to the Corporations Regulations requires the Scheme Booklet to set out whether, within the knowledge of the SMX Directors, the financial position of SMX has materially changed since the date of the last balance sheet laid before a SMX annual general meeting or sent to SMX Shareholders and SMX Optionholders in accordance with sections 314 or 317 of the Corporations Act, being its financial statements for the financial half year ended 30 June 2022, and if so, full particulars of any change.

ASIC has granted SMX relief from this requirement on the condition that SMX:

(A)

sets out in this Scheme Booklet whether, within the knowledge of the directors of SMX, the financial position of SMX has materially changed since the financial report for the half-year ended 30 June 2022. Please refer to the statement in Section 5.16;

(B)

will provide, free of charge, copies of the documents referred to in the preceding bullet point to anyone who requests them prior to the Scheme being approved by the Court. This information has been made available to the public and is available from SMX’s website;

(C)

has disclosed in this Scheme Booklet, and in announcements to the ASX, all material changes to SMX’s financial position occurring after the balance date of SMX’s financial report for the period ending 30 June 2022;

(D)	discloses all material changes to SMX’s financial position that occur after the date of this Scheme Booklet but prior to the Scheme being approved by the Court in announcements to ASX.

(ii)	Option Scheme contents and disclosure requirements

Regulation 5.1.01 of the Corporations Regulations requires that, unless ASIC allows otherwise, this Scheme Booklet must contain all matters set out in Part 2 of Schedule 8 of the Corporations Regulations. As some of these requirements are not applicable or appropriate in respect of the Schemes, ASIC has allowed the following variations in this Scheme Booklet.

Paragraphs 8201 and 8203 of the Corporations Regulations requires the Scheme Booklet to set out various content requirements in connection with the Option Scheme, including the names of all SMX Optionholders.

[ASIC has granted relief to SMX from compliance with paragraphs 8201 (a)-(e) and 8203(a)-(b) of Part 2 of Schedule 8 of the Corporation Regulations.]

(iii)	Application for ASIC consent to expert’s report accompanying explanatory statement

Paragraphs 8305, Part 3 of Schedule 8 of the Corporations Regulations requires that, where the Independent Expert’s Report accompanying a Scheme Booklet contains a statement that the market value of an asset or assets of SMX or of a related body corporate differs from the value of the asset(s) shown in the books of SMX, ASIC must provide its consent in writing (prior to the First Court Hearing) to the Independent Expert’s Report accompanying the Scheme Booklet in accordance with clause 8305 of Part 3 of Schedule 8 of the Corporations Regulations.

[ASIC has provided its consent in writing to the Independent Expert’s Report accompanying the Scheme Booklet.]

15.9	Other material information

Except as set out in this Scheme Booklet, there is no information material to the making of a decision in relation to the Scheme, being information that is within the knowledge of any SMX Director or director of any Related Bodies Corporate of SMX, at the time of lodging this Scheme Booklet with ASIC for registration, which has not previously been disclosed to SMX Shareholders.

15.10	Consents

(a)	Interests of advisers

Other than as set out in this Section or elsewhere in this Scheme Booklet, no person named in this Scheme Booklet as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Scheme Booklet holds, or held at any time during the last two years before the date of this Scheme Booklet, any interest in:

(i)	the formation or promotion of SMX; or

(ii)	any property acquired or proposed to be acquired by SMX in connection with its formation or promotion or in connection with the Scheme.

Other than as set out in this Section or elsewhere in this Scheme Booklet, no amounts have been paid or agreed to be paid and no value or other benefit has been given or agreed to be given to any of these persons for services rendered by them in connection with the preparation of this Scheme Booklet or in connection with the formation or promotion of SMX or in connection with the Scheme.

(b)	SMX’s advisers and fees

The following persons are named in this Scheme Booklet as performing a function in a professional or advisory capacity in connection with the Scheme and with the preparation of this Scheme Booklet on behalf of SMX:

(i)	Mann Lawyers – Australian legal adviser and will be entitled to receive professional fees charged in accordance with their normal basis of charging.

(ii)	Arthur Cox – Irish legal adviser and will be entitled to receive professional fees charged in accordance with their normal basis of charging.

(iii)	Nexia Australia – an Independent Expert who will provide an Independent Expert’s Report, the fee for which is $A58,000 plus GST.

(iv)	Moore Australia – an independent accountant who will provide an Independent Limited Assurance Report, the fee for which is $A45,000 plus GST.

(c)	Total aggregate fees

The total aggregate fees where the Schemes, Business Combination and Capital Reduction are each implemented, are expected to be approximately $US11,000,000.

The total aggregate fees incurred by SMX if the Scheme is not implemented for any reason, would be approximately $US2,500,000. This amount does not include the Break Fee which may be payable in certain circumstances as outlined in Section 4.4(n) of this Scheme Booklet. A breakdown of the estimated fees is as follows:

	Total Across All Parties	SMX
Financial Advisors	4,035,000
Legal Advisors	3,050,000	1,350,000
Accounting Advisors	570,000	495,000
Run-off premium & Extension fees	2,482,500
Other	862,500	655,000

Total	11,000,000	2,500,000

Financial Advisors- costs not incurred by SMX- including Clearthnk, Nomura and EF Hutton and include underwriting costs.

Legal costs include fees paid to DLA Piper by Lionheart and legal fees incurred, or payable, by SMX to K & L Gates (the former lawyers for SMX) and to Afik Law and Mann Lawyers. The majority of the legal costs have already been incurred, and paid.

‘Other’ costs include the costs of expert reports, including those attached to this Scheme Booklet and those incurred Lionheart in relation to its SEC approval process, as well as NASDAQ Fees. The majority of the costs in relation to SMX have already been paid, totalling approximately USD$1.3M to date.

In the event that the Scheme of Arrangement does not proceed, SMX is able to fund the additional costs out of cash on hand and ready borrowing. The company has obtained bridge loans, as detailed in paragraph 5.20, of a further USD$2.760M, and continues to have the ability to raise. SMX has, in most years, raised in the order of USD$5-6M, and expects to have continued access to capital markets.

In the event that there is an extremely high rate of redemption by Lionheart shareholders such that the SPAC shareholder funds are insufficient to pay fees- in the order of 95% or higher- the liability for payment of other fees by Lionheart would remain an obligation for Lionheart. Lionheart’s Founders would be required to meet any shortfall.

(d)	Consents and disclaimers

(i)

The following parties have given, and have not withdrawn before the time of registration of this Scheme Booklet by ASIC, their consent to be named in this Scheme Booklet in the form and context in which they are named:

(A)	Mann Lawyers, as Australian legal advisor to SMX;

(B)	Arthur Cox as Irish legal advisor to SMX;

(C)	Nexia Australia as the Independent Expert and to the inclusion of the Independent Expert’s Report set out in Annexure B;

(D)	Moore Australia as independent investigating accountant and to the inclusion of the Independent Limited Assurance Report set out in Section 9; and

(E)	Boardroom Pty Limited as the SMX Registry.

(ii)	Each person named in Section 15.10(d):

(A)	has not authorised or caused the issue of this Scheme Booklet;

(B)	does not make, or purport to make, any statement in this Scheme Booklet or any statement on which a statement in this Scheme Booklet is based, other than as specified in Section 15.10(d); and

(C)

to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for, any part of this Scheme Booklet other than a reference to its name and the statement (if any) included in this Scheme Booklet with the consent of that party as specified in Section 15.10(d).

(iii)

Empatan has given, and has not withdrawn before the time of registration of this Scheme Booklet by ASIC, its consent to be named in this Scheme Booklet in the form and context in which it is named, on the basis set out in the Responsibility Statement of the Section entitled “Important Notices”.

(iv)

Lionheart has given, and has not withdrawn before the time of registration of this Scheme Booklet by ASIC, its consent to be named in this Scheme Booklet in the form and context in which it is named, on the basis set out in the Responsibility Statement of the Section entitled “Important Notices”.

15.11	Supplementary information

If SMX becomes aware of any of the following between the date of lodgement of this Scheme Booklet for registration with ASIC:

(a)	a material statement in this Scheme Booklet is false or misleading;

(b)	a material omission from this Scheme Booklet;

(c)	a significant change affecting a matter in this Scheme Booklet; or

(d)	a significant new matter has arisen and it would have been required to be included in this Scheme Booklet if known about at the date of lodgement with ASIC,

depending on the nature and timing of the changed circumstances, and subject to obtaining any relevant approvals, SMX may circulate and publish a supplementary document in the manner it considers appropriate, which may include:

(e)	making an announcement to ASX;

(f)	placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia;

(g)	posting the supplementary document to SMX Shareholders at their registered address as shown in the SMX Register; or

(h)	posting a statement online on SMX’s website at https://smx.tech/home.

16.	Glossary of terms

A$ or $ means the lawful currency for the time being of the Commonwealth of Australia;

A&R Registration Rights Agreement means an amended and restated registration rights agreement entered by Empatan, the Sponsor, certain Lionheart stockholders, and certain SMX shareholders;

A&R Sponsor Agreement means the amended and restated Sponsor Agreement between Lionheart, Sponsor and certain directors and officers of Lionheart (Insiders) pursuant to which the Sponsor and Insiders have agreed to take, or not take, certain actions;

AAS means the Australian Accounting Standards;

AASB means the Australian Accounting Standards Board;

Adviser means any person who is engaged to provide professional advice of any type (including legal, accounting, consulting or financial advice) to SMX, Empatan or Lionheart (as applicable)

AEDT means the Australian Eastern Daylight Savings Time;

AEST means Australian Eastern Standard Time;

Annual Reports means SMX’s annual financial reports released to the public in accordance with its reporting obligations under the Corporations Act;

ASIC means the Australian Securities and Investments Commission;

Associate has the meaning given in section 9 of the Corporations Act;

ASX means ASX Limited ACN 008 624 691 or the financial market operated by it, as the context requires;

ASX Listing Rules means the official listing rules of ASX;

Australian Auditing Standards means the auditing standards that establish requirements and provide application and other explanatory material on:

(a)	the responsibilities of an auditor when engaged to undertake an audit of a financial report, or complete set of financial statements, or other historical financial information; and

(b)	the form and content of the auditor’s report.

Bidder means Empatan;

Bonus Payments has the meaning given to it under Section 5.19(a);

Break Fee has the meaning given to it in Section 1.8;

Bridge Loan means the proposed financing by Journee Investments Limited to SMX and Empatan in the amount of US$1 million;

BSM or Black Scholes Model means the calculation used for pricing the SMX Options, using the exercise price for each tranche of SMX Options, the current share price of SMX Shares, the time to expiration of the relevant SMX Option tranche, the current risk-free rate, and the volatility of SMX Shares;

Business Combination means a business combination transaction;

Business Combination Agreement means the Business Combination Agreement between SMX and Lionheart dated 26 July 2022;

Business Day means a day that is not a Saturday, Sunday, public holiday or bank holiday in Melbourne, Victoria and Dublin, Ireland;

Capital Reduction means subject to SMX Shareholder approval under section 256C(1) of the Corporations Act, the equal capital reduction pursuant to which all SMX Shares are to be cancelled, to be undertaken as part of the Scheme pursuant to section 256B(1) of the Corporations Act;

Capital Reduction Resolution means the resolution of SMX Shareholders to approve the Capital Reduction;

Cancellation Consideration has the meaning given in the Option Scheme;

Cashless Exercise means the exercise of that portion of Scheme Options held by each Option Scheme Participant, with the exercise price of such options being reduced to nil, and the expiry of the balance of Scheme Options held by that Option Scheme Participant occurring on the Implementation Date, such that each Option Scheme Participant receives the number of Option Exercise Shares determined in accordance with the Schedule to the Scheme Implementation Deed and following which all Scheme Options of the Option Scheme Participant have either been exercised or have expired;

CEO means Chief Executive Officer;

Chair means, in reference to the Scheme Meetings, the chair as appointed by the Court in accordance with section

CHESS means the Clearing House Electronic Subregister System for the electronic transfer of securities, operated by ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532;

Circular Electronics Partnership or CEP means the partnership to unite leaders in tech, consumer goods and waste management, to identify how to do things better;

Class A Common Stock means Lionheart’s Class A common shares, par value $0.0001 per share;

Class B Common Stock means Lionheart’s Class B common shares, par value $0.0001 per share;

Closing means the closing of the Business Combination;

Closing Date means, in relation to the BCA, the date in which the BCA will complete;

Competing Proposal has the meaning given to it under the SID;

Competing Transaction has the meaning given to it under the SID;

Confidential Information means Lionheart Confidential Information or SMX Confidential Information;

Controller or Control has the meaning it has in the Corporations Act;

Corporations Act means the Corporations Act 2001 (Cth);

Corporations Regulations means the Corporations Regulations 2001 (Cth);

Court means the Federal Court of Australia, or another court of competent jurisdiction under the Corporations Act agreed by the parties;

Court Order means an order made by the Court pursuant to section 411(4)(b) of the Corporations Act approving the Scheme;

Costs includes costs, charges and expenses, including those incurred in connection with advisers and any legal costs on a full indemnity basis;

Covered Shares has the meaning given to it in Section 13.7;

COVID-19 means SARS-CoV-2 or COVID-19, and any evolutions, variation, derivative or mutations thereof (including any subsequent waves or outbreaks thereof);

COVID-19 Measures means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, travel restriction, vaccination program, shut down, closure, sequester, safety or similar laws, rules, regulations, directives, guidelines or recommendations promulgated by any Governmental Authority of competent jurisdiction, including the U.S. Centers for Disease Control and Prevention, the Australian Government Department of Health and the World Health Organization in connection with or in response to COVID-19;

Data Protection Laws means all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law), including, without limitation:

(a)	in Australia, the Privacy Act 1988 (Cth) (“Privacy Act”);

(b)	in Europe, the General Data Protection Regulation (EU) 2016/679 (“GDPR”); and

(c)	any privacy and/or data protection legislation in any relevant jurisdiction;

Deed Polls means each of the deed polls made by Empatan and Lionheart in favour of Scheme Participants, a copy of each which is reproduced in Annexure E (except for their annexures);

Disclosed means fully and fairly disclosed, with sufficient detail and context as to enable a sophisticated investor entering into a transaction of the nature contemplated by this document to understand the nature, scope and financial significance of the relevant matter, event or circumstance:

(a)	in the case of SMX:

(i)	in the SMX Disclosure Letter; or

(ii)	in any announcement made by SMX on ASX prior to the date of this document (other than any forward looking, projected or hypothetical information); and

(b)	in the case of Lionheart:

(i)	in the Lionheart Disclosure Letter; or

(ii)

in any statement, prospectus, report, schedule or another form filed with or furnished to the SEC by Lionheart pursuant to the US Securities Act or the Exchange Act prior to the date of this document (other than any forward looking, projected or hypothetical information)

Dividend Shares has the meaning given to such term in Section 6.6;

Duty means any stamp, transaction or registration duty or similar charge which is imposed by any Governmental Authority and includes any associated interest, penalty, charge or other amount which is imposed;

DWT means Irish dividend withholding tax;

DWT Forms means the relevant Irish dividend withholding tax exemption declaration forms available at: http://www.revenue.ie/en/tax/dwt/forms/index.html;

Effective or Effect, when used in relation to the Scheme or the Option Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme or the Option Scheme (as relevant), but in any event at no time before an office copy of the order of the Court is lodged with ASIC;

Effective Date means the date on which the Scheme or the Option Scheme (as applicable) becomes Effective;

Empatan means Empatan PLC, a public limited company incorporated in Ireland with registered number 722009 (to be renamed SMX Public Limited Company);

Empatan Board means the board of directors of Empatan;

Empatan Constitution means the Amended and Restated Memorandum and Articles of Association of Empatan to be adopted by Empatan following the implementation of the Schemes, Capital Reduction and Business Combination;

Empatan Deferred Shares has the meaning given to it in Section 7.2;

Empatan Founder Warrants has the meaning given to that term “Parent Founder Warrants” in the Business Combination Agreement;

Empatan Information means the responses to the questions set out under “Questions about Empatan” in Section 2 (Questions and answers), Section 7 (Overview of Empatan), Section 9 (Scheme Pro Forma Financial Information) to the extent it relates directly to Empatan, Section 10.4 (Specific risks relating to Empatan), Section 10.5 (General risks relating to Empatan), Section 10.6 (Risks specific to the Scheme and Merged Group), and Section 15.10(c) (transaction costs incurred by Empatan);

Empatan Options means an option to acquire an Empatan Share;

Empatan Preference Shares has the meaning given to it in Section 7.2;

Empatan Public Warrants has the meaning given to that term “Parent Public Warrants” in the Business Combination Agreement;

Empatan Shareholder means a holder of at least one Empatan Share;

Empatan Shares means fully paid ordinary shares in the issued share capital of Empatan;

Empatan Warranties means the representations and warranties of Empatan set out in clause 13.4 of the Scheme Implementation Deed;

Empatan Warrants means the Parent Public Warrants and the Parent Founder Warrants;

Encumbrance means any security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power or title retention or flawed deposit arrangement, “security interest” as defined in sections 12(1) or 12(2) of the PPSA, right of first refusal, pre-emptive right, any similar restriction, or any agreement to create any of them or allow them to exist;

End Date means 8 May 2023 or such later date agreed in writing by Lionheart and SMX;

Exchange Act means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

Excluded SMX Option means an SMX Option that Lionheart and SMX agree should not be subject to the Option Scheme;

Excluded SMX Optionholder has the meaning given to Excluded Optionholder in the Option Scheme;

Exclusivity Period means the period from the date of the Scheme Implementation Deed being 26 July 2022 to the earlier of:

(a)	the Scheme Implementation Date of the Scheme; and

(b)	the date of termination of the Scheme Implementation Deed in accordance with its terms;

Explanatory Statement means the explanatory statement for the purposes of section 412 of the Corporations Act, constituted by this Scheme Booklet;

Extraordinary General Meeting has the meaning given to it in Section 7.9;

Fashion Sustainability Competence Centre means the fashion sustainability centre organised by SMX;

First Court Date means the first day on which an application made to the Court for orders under section 411(1) of the Corporations Act convening the Scheme Meeting and the Option Scheme Meeting is heard;

First Court Hearing means the hearing on which an application made to the Court for orders under section 411(1) of the Corporations Act convening the Scheme Meeting and the Option Scheme Meeting is heard, held on the First Court Date;

Founder Shares has the meaning given to it in Section 6.2;

GAAP means United States generally accepted accounting principles;

General Meeting means the general meeting of SMX Shareholders to approve the Capital Reduction in accordance with section 256C(1) of the Corporations Act;

Governmental Authority means whether domestic or foreign:

(a)

any supranational, national, federal, state, territory, county, municipal, local, or provincial government or any minister, person or entity exercising executive, legislative, judicial, arbitral, regulatory, taxing, or administrative functions of or pertaining to government;

(b)	any public international governmental organisation;

(c)

any agency, division, bureau, department, committee, or other political subdivision of any government, entity or organisation described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices); or

(d)	quasi-governmental, self-regulatory agency, commission or authority, including any national securities exchange or national quotation system,

and includes ASX, ACCC, ASIC, the Takeovers Panel, FIRB, the Australian Taxation Office, Department of Justice, US Federal Trade Commission, NASDAQ and any state or territory revenue offices;

GST has the meaning given in the GST Act or value added tax as defined under any GST Law or imposed by any Governmental Authority;

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cth);

GST Law means any law relating to GST;

Headcount Test means the requirement under section 411(4)(a)(ii)(A) of the Corporations Act that the resolution to approve the Scheme at the Scheme Meeting is passed by a majority in number of SMX Shareholders present and voting, either in person, by direct vote or by proxy;

IFRS means the International Financial Reporting Standards;

Indebtedness of any person means, without duplication:

(a)

the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations or liabilities (including any prepayment premiums, penalties, make-whole payments, termination fees, reimbursement obligations, breakage costs and other fees and expenses that are payable upon repayment of such obligations) of such person arising under, consisting of, pursuant to, or in respect of:

(i)	indebtedness for borrowed money or indebtedness evidenced by notes, bonds, debentures or other debt securities;

(ii)

the deferred purchase price of property or services (including any earn out obligations whether or not contingent and regardless of when due) (but excluding trade payables, accrued expenses and current accounts, in each case, incurred and paid in the ordinary course of business);

(iii)	any letter of credit, bank guarantee, bankers’ acceptance or other similar instrument, in each case, to the extent drawn, issued for the account of such person;

(iv)

any hedging agreement, derivative instrument or similar arrangement, including any interest rate swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements (in each case valued at their termination value as of immediately prior to the date of determination);

(v)

any transaction related to the securitization of assets (including inventory or receivables) for financing purposes to any third party, including all factoring and inventory agreements and similar agreements executed for the purpose of obtaining financing;

(vi)	any obligations in respect of dividends declared but not paid; and

(vii)	any obligations in respect of a capital or finance lease (in which case only the capitalized portion thereof shall constitute Indebtedness); and

(b)

any obligation of another person of the kind described in clause (a) for which such person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise or in respect of which such person has pledged any of its assets as collateral therefor.

Independent Expert means Nexia Australia;

Independent Expert’s Report means the independent expert’s report prepared by the Independent Expert, a copy of which is reproduced in Annexure B;

Ineligible Foreign Holder means an SMX Shareholder or a SMX Optionholder:

(a)

who (as at the Record Date or the Option Scheme Record Date (as applicable)) is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of Australia and its external territories, Canada, France, Netherlands, England, St Kitts and Nevis, Luxembourg, Singapore, British Virgin Islands, Israel and the United States; or

(b)

whose address shown in the SMX Register (as at the Record Date or the Option Scheme Record Date) is a place outside Australia and its external territories, Canada, France, Netherlands, England, St Kitts and Nevis, Luxembourg, Singapore, British Virgin Islands, Israel and the United States or who is acting on behalf of such a person, unless Lionheart determines that:

(c)

it is lawful and not unduly onerous or unduly impracticable to issue that SMX Shareholder with the Empatan Shares on implementation of the Scheme, or to issue the SMX Optionholder with Empatan Shares on implementation of the Option Scheme (as relevant); and

(d)

it is lawful for that SMX Shareholder to participate in the Scheme or the SMX Optionholder to participate in the Option Scheme, by the law of the relevant place outside Australia and its external territories, Canada, France, Netherlands, England, St Kitts and Nevis, Luxembourg, Singapore, British Virgin Islands Israel and the United States;

Insider has the meaning given to it in Section 13.7;

A person is Insolvent if:

(a)	it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act);

(b)	it is in liquidation, in provisional liquidation, under administration or wound up or has had a Controller appointed to any part of its property;

(c)

it is subject to any arrangement (including a deed of company arrangement or scheme of arrangement), assignment, moratorium, compromise or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this document);

(d)

an application or order has been made (and in the case of an application which is disputed by the person, it is not stayed, withdrawn or dismissed within 14 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of the things described in any of the above paragraphs;

(e)	it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand;

(f)

it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this document reasonably deduces it is so subject);

(g)	it is otherwise unable to pay its debts when they fall due; or

(h)	something having a substantially similar effect to any of the things described in the above paragraphs happens in connection with that person under the law of any jurisdiction.

Intellectual Property or IP means:

(a)

trademarks, service marks, brand names, internet domain names, internet and social media usernames, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application;

(b)	inventions, discoveries and ideas, whether patentable or not, in any jurisdiction;

(c)

patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction;

(d)

non-public information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person;

(e)	copyright (whether future or existing) writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction;

(f)	rights of publicity, likeness rights, or other similar personality rights;

(g)	registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof;

(h)	Moral Rights; and

(i)	any similar intellectual property or proprietary rights.

Intended U.S. Tax Treatment has the meaning given to Intended Tax Treatment in the Business Combination Agreement;

Investigating Accountant means Moore Australia;

Investigating Accountant’s Report means the report prepared by the Investigating Accountant in relation to the financial information regarding the Merged Group that is prepared from information provided by Lionheart and SMX for inclusion in the Scheme Booklet;

IPO means initial public offering;

Irish CGT means Irish capital gains tax;

Irish Companies Act means the Irish Companies Act 2014, as amended;

Irish Minister for Finance means the Minister for Finance of Ireland;

Irish Takeover Rules means the Irish Takeover Panel Act, 1997, Takeover Rules, 2013;

Isorad License Agreement means the Isorad License Agreement SMX entered into with Isorad Ltd. (an IP holding company of Soreq) to license the Source IP and develop and commercialize the technology;

Israel Innovation Authority or IIA means an independent publicly funded agency, created to provide a variety of practical tools and funding platforms aimed at effectively addressing the dynamic and changing needs of the local and international innovation ecosystems, which was previously know as the Office of the Chief Scientist;

Israeli Encouragement of Capital Investments Law means the Encouragement of Capital Investments Law, 5719-1959 enacted in Israel;

Israeli Ministry of Economy means one of the operational government ministries responsible for providing tools and support mechanisms designed to advance the Israeli economy and encourage financial growth;

Israeli Non Ionizing Radiation Law means the Non-ionizing radiation law which was passed in 2006 and came into effect in January 2007;

Israeli People means Israeli residents or citizens, or other people to whom equity was offered or issued in Hebrew or with other significant relation to Israel;

Israeli Securities Law means Israeli Securities Law 5728- 1968;

Israeli Tax Authority means he authority that consolidates the various Israeli tax divisions: income tax, real estate taxation, VAT, purchase tax, customs and stamp duty;

Israeli Tax Ordinance means the Income Tax Ordinance [NEW VERSION], 1961;

ISS means the Institutional Shareholder Services Inc., a proxy and corporate governance advisor;

Kibbutz Ketura means a kibbutz in southern Israel named “Ketura”;

Last Practicable Date means 3 January 2023, being the last practicable date prior to the date of this Scheme Booklet;

Legacy Performance Optionholders means holders of Legacy Performance Options;

Legacy Performance Options means the:

(a)	5,000,000 performance options issued by SMX to a related party of Haggai Alon; and

(b)	5,000,000 performance options issued by SMX to a related party of Everardus (Ed) Hofland,

and described under the 2018 SMX initial public offering prospectus and subject to performance milestones;

Lionheart means Lionheart III Corp a Delaware Corporation of 4218 NE 2nd Avenue, Miami, FL 33137;

Lionheart A Shares means Lionheart’s Class A common shares, par value $0.0001 per share;

Lionheart B Shares means Lionheart’s Class B common shares, par value $0.0001 per share;

Lionheart Board means the board of directors of Lionheart;

Lionheart Break Fee means US$2,000,000 plus GST, if applicable;

Lionheart’s Certificate of Incorporation means Lionheart’s Second Amended and Restated Certificate of Incorporation dated 3 November 2021;

Lionheart Competing Acquisition means any acquisition by any member of the Lionheart Group of a business, entity or undertaking or assets comprising a business (whether by way of stock purchase, tender offer, exchange offer, merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization or similar transaction) or joint venture or other transaction, or a series of any of the foregoing (other than the Scheme and Option Scheme) where:

(a)	such target is material to the Merged Group (provided that, for this purpose, the Merged Group, taken as a whole, shall be deemed a consolidated group of entities the same size as the SMX Group); or

(b)	such acquisition or other transaction would likely materially delay or create substantial risk of any Regulatory Approval not being obtained;

Lionheart Competing Transaction means an offer, proposal, transaction or arrangement (whether by way of stock purchase, tender offer, exchange offer, merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, takeover bid, scheme of arrangement, capital reduction, buy back, sale, lease or assignment of assets, sale or issue of securities, reverse takeover bid, dual listed company structure (or other synthetic merger), deed of company arrangement, debt for equity arrangement or otherwise), or a series of any of the foregoing or other transaction or arrangement (other than the Scheme, Option Scheme or other Transaction) which, if entered into or completed, would mean a person (other than Lionheart, its Related Bodies Corporate, or holders of Lionheart Shares as of the date of this document), whether alone or together with its Associates, would:

(a)

directly or indirectly acquire a Relevant Interest in or become the holder of or have a right to acquire a legal, beneficial or economic interest in, or control of, securities representing 20% or more of the total outstanding voting power of Lionheart (other than as a custodian, nominee or bare trustee); or

(b)	directly or indirectly acquire, obtain a right to acquire, or otherwise obtain an interest in (including through any license arrangement) 20% or more of the consolidated assets of the Lionheart Group;

Lionheart Confidential Information means the confidential, proprietary or non-public information furnished by Lionheart or its Representatives to SMX or its Representatives, including tangible, intangible, visual, electronic, present, or future information about Lionheart’s business, business plans, pricing, customers, strategies, trade secrets, operations, records, finances, assets, technology, algorithms, data and information that reveals the processes, designs, methodologies, technology or know how by which Lionheart’s existing or future products, services, applications and methods of operation are developed, conducted or operated, or any information which, by its nature or the circumstances surrounding its disclosure, is or could reasonably be expected to be, regarded as confidential to Lionheart, but shall not include information that:

(a)

is or becomes available to SMX or any of its Representatives on a non-confidential basis from a source (other than Lionheart or any of its Representatives) which, to SMX’s knowledge, is not prohibited from disclosing such information to SMX;

(b)	is known to SMX or any of its Representatives prior to disclosure by Lionheart or any of its Representatives;

(c)	is or has been independently developed by SMX without use of any information furnished to it by Lionheart (where SMX can prove the same in writing); or

(d)	is transmitted by Lionheart after delivery of notice by SMX that it no longer wishes to receive Lionheart Confidential Information;

Lionheart Disclosure Letter means Lionheart’s disclosure letter to SMX delivered in connection with the Scheme Implementation Deed;

Lionheart Existing Charter means the document titled Amended and Restated Certificate of Incorporation dated 3 November 2021;

Lionheart Group means Lionheart and its Subsidiaries;

Lionheart Indemnified Parties means Lionheart, its officers and directors, its Related Bodies Corporate and the officers and directors of each of its Related Bodies Corporate;

Lionheart Information means the information provided by Lionheart to SMX in writing specifically for inclusion in the Scheme Booklet, being the information in the sections or parts of those sections described below:

(a)	the important notices section:

(i)	the third paragraph under the heading “responsibility statement”;

(ii)	the paragraphs under the heading “forward looking statements” to the extent they relate to Lionheart;

(b)	Section 6;

(c)	Section 8 as it relates to Lionheart’s contribution to the Merged Group Information;

The Lionheart Information does not include the SMX Information, the Empatan Information, the Independent Expert’s Report or the Investigating Accountant’s Report.

Lionheart Material Adverse Effect has the meaning given to that term in the Scheme Implementation Deed;

Lionheart Merger has the meaning given to “Merger” in the Business Combination Deed;

Lionheart Prescribed Event has the meaning given to that term in the Scheme Implementation Deed;

Lionheart Private Units has the meaning given to SPAC Private Units in the Business Combination Agreement;

Lionheart Private Warrants has the meaning given to SPAC Private Warrants in the Business Combination Agreement;

Lionheart Proposals has the meaning given to that term in the Scheme Implementation Deed;

Lionheart Proxy Statement means the proxy statement to be sent to Lionheart Shareholders for the purpose of obtaining the Lionheart Shareholder Approval;

Lionheart Public Units has the meaning given to SPAC Public Units in the Business Combination Agreement;

Lionheart Public Warrants has the meaning given to SPAC Public Warrants in the Business Combination Agreement;

Lionheart Registration Statement means the registration statement on Form F-4 (or another applicable form if agreed by the parties) to be filed by Empatan in connection with the registration under the US Securities Act of the Empatan Shares to be issued in connection with the Scheme;

Lionheart Shareholder means each person registered as a holder of Lionheart Shares;

Lionheart Shareholder Approval means the approval of Lionheart Shareholders referred to in clause 3.1(a) of the Scheme Implementation Deed which is required under the Listing Rules of NASDAQ, Lionheart’s Certificate of Incorporation and the Delaware General Corporation Law;

Lionheart Shareholder Meeting means a special meeting of the Lionheart Shareholders to obtain the Lionheart Shareholder Approval;

Lionheart Shares means the Lionheart A Shares or Lionheart B Shares, as applicable;

Lionheart Warranties means the representations and warranties provided by Lionheart in clause 13.3 of the Scheme Implementation Deed (attached as Annexure D);

Lionheart Warrants has the meaning given to the “SPAC Warrants” under the Business Combination Agreement;

Lock-Up means entry by certain Lionheart shareholders into lock-up agreements with Empatan pursuant to which, among other things, such shareholders will agree not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Empatan Shares beneficially owned by such shareholders immediately following the closing;

Lock-Up Agreement means each of the agreements entered by certain Lionheart shareholders with Empatan pursuant to which, among other things, such shareholders will agree not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Empatan Shares beneficially owned by such shareholders immediately following the closing;

Losses means all claims, demands, damages, losses, costs, expenses (including reasonable fees of counsel) and liabilities;

Material Contract means any agreement entered into by a member of the SMX Group (or a joint venture entity to which the SMX Group is a shareholder) (excluding any SMX Employee Plan):

(a)	which is, in the opinion of SMX management, critical to the business of the SMX Group;

(b)	which has a material strategic significance to the business of the SMX Group; including material agreements with a Key Payments Partner;

(c)	containing continuing material “earn out” milestones;

(d)	granting any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the SMX Group;

(e)

that obligates in any material respect any member of the SMX Group or that will obligate in any material respect any member of the Merged Group to conduct business with any third party on an exclusive basis or contains “most favoured nation” or similar provisions that are material in relation to the conduct of business with the relevant third party;

(f)	that is a settlement or similar agreement containing any material continuing obligations of the SMX Group;

(g)	pursuant to which any member of the SMX Group:

(i)	has granted or grants any license, covenant not to assert, release, agreement not to enforce or prosecute or other immunity to any third party under or to any material Intellectual Property; or

(ii)

is granted a license, covenant not to assert, release, agreement not to enforce or prosecute or immunity to or under any material Intellectual Property from any third party, other than, in each case, non-exclusive licenses in the ordinary course of business;

(h)	with a Related Body Corporate of SMX;

(i)	that is a material joint venture or a material profit sharing; or

(j)

containing a covenant not to compete or a covenant not to solicit clients or customers that is granted by any member of the SMX Group in favour of a third party, in each case that restricts the SMX Group in any material respects;

Merged Group means the combination of Empatan, the Lionheart Group and the SMX Group following implementation of the Scheme;

Merged Group Information means any information regarding the Merged Group:

(a)

contained in the Scheme Booklet (and any supplementary disclosure to SMX Shareholders and SMX Optionholders in respect of the Schemes) other than the Lionheart Information, the Independent Expert’s Report and the Investigating Accountant’s Report; and

(b)	contained in the Lionheart Registration/Proxy Statement (other than the Lionheart Information, the Independent Expert’s Report and the Investigating Accountant’s Report);

Merger Effective Time has the meaning given to it in the Business Combination Agreement;

Merger Sub means Aryeh Merger Sub, Inc, a Delaware corporation and wholly owned subsidiary of Empatan;

Ministry of Defense means the ministry responsible for security on the political, military and civilian levels in Israel;

Moore Australia means Moore Australia Corporate Finance (WA) Pty Ltd;

Moral Right means the right of integrity of authorship (that is, not to have a work subjected to derogatory treatment), the right of attribution of authorship of a work, and the right not to have authorship of a work falsely attributed, which rights are created by the laws of the relevant jurisdiction;

NASDAQ means the NASDAQ exchange or any other stock exchange in the United States of America upon which the Lionheart Shares are listed;

NASDAQ Listing means quotation on official list of the NASDAQ;

New Empatan Shares means the Empatan Shares to be issued under the Scheme as Scheme Consideration;

New ESOP Options has the meaning given to such term in Section 5.17(e);

Nexia Australia means Nexia Sydney Corporate Advisory Pty Ltd ACN 114 696 945;

Notice or Notice of Meeting or Notice of Scheme Meeting means the notice of general meeting, a copy of which is contained in Annexure I;

Offer the offer made under the Scheme;

Officer has the meaning given to that term in the Corporations Act;

Option Cancellation or Exercise Agreement means:

(a)

in respect of the SMX ESOP Options: an agreement between the member of the SMX Group that granted the SMX ESOP Option, a holder of SMX ESOP Options and Empatan under which, subject to the Scheme becoming Effective, the SMX ESOP Options held by that holder are cancelled in consideration for the applicable Option Consideration;

(b)

in respect of the Legacy Performance Options: an agreement between SMX, the holder of Legacy Performance Options and Empatan under which, subject to the Scheme becoming Effective, the Legacy Performance Options held by the holder are cancelled in consideration for the applicable Option Consideration; and

(c)

in respect of each Excluded SMX Option: an agreement SMX, the holder of the Excluded SMX Option and Empatan under which, subject to the Scheme becoming Effective, the Excluding SMX Options held by the holder are exercised in consideration for the applicable Option Consideration, each in the form agreed between SMX and Lionheart;

Option Consideration means:

(a)	in respect of ESOP Options the consideration per such ESOP Option agreed by SMX and Lionheart;

(b)	in respect of the Legacy Performance Options: the consideration per Legacy Performance Option agreed by SMX and Lionheart; and

(c)	in respect of each Excluded SMX Option: the consideration per Excluded SMX Option agreed by SMX and Lionheart;

Option Exercise Shares means the number of SMX Shares to be issued on exercise of a Scheme Option on a Cashless Exercise basis, being the number of SMX Shares per Scheme Option determined in accordance with the Option Scheme;

Option Scheme means the scheme of arrangement under part 5.1 of the Corporations Act between SMX and Option Scheme Participants in respect of all the Scheme Options, substantially in the form set out Annexure H, together with any amendment or modification made pursuant to section 411(6) of the Corporations Act and approved by SMX and Lionheart;

Option Scheme Conditions means the conditions set out in clause 3.2 of the Scheme Implementation Deed in respect of the Option Scheme;

Option Scheme Consideration has the meaning given to it in Section 12.4;

Option Scheme Deed Polls means each of the deed polls made Lionheart and Empatan in favour of Option Scheme Participants, a copy of each which is reproduced in Annexure F (except for their annexures);

Option Scheme Implementation Date has the meaning given to it in the “Important Dates” Section;

Option Scheme Meeting means the meeting of SMX Optionholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider and vote on the Option Scheme and includes any meeting convened following any adjournment or postponement of that meeting;

Option Scheme Participant means an SMX Optionholder, other than an Excluded SMX Optionholder;

Option Scheme Record Date means 7.00pm on the 2nd Business Day following the Effective Date or any other date as agreed by SMX, Empatan and Lionheart;

Option Scheme Requisite Majorities means the requisite majorities required to pass the Option Scheme Resolution;

Option Scheme Resolution means the resolution to be passed by SMX Optionholders to implement the Option Scheme;

Performance Share means an unquoted performance share issued by Empatan;

Perth Mint means The Perth Mint as operated by Gold Corporation ABN 98 838 298 431, a wholly owned company of the Government of Western Australia;

Ph.D means doctorate of philosophy;

PIPE Financing means collectively, the potential commitments by the PIPE Investors to purchase up to US$25 million in the aggregate in securities of Lionheart;

PIPE Investment has the meaning given in clause 9.8 of the Scheme Implementation Deed;

PIPE Investors means investors that have entered into subscription agreements on or prior to the closing of the Business Combination Lionheart expects to enter into the Subscription Agreements with investors;

POC means proof of concept;

Post Consumer Recycled or PCR means material that is made from the items that consumers recycle every day;

Power of Attorney means an attorney duly and properly appointed to vote on behalf of SMX Shareholders or SMX Optionholders (or appointed Proxies) at any of the Scheme Meeting, Option Scheme Meeting or General Meeting, as the context requires;

PPSA means the Personal Property Securities Act 2009 (Cth);

Private Placement has the meaning given to it in Section 6.2;

Private Warrants means private units in Lionheart;

Prospectus Regulation means Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union;

Proxy or Proxies means a person or persons (as the context requires) duly and validly appointed with authority to represent a SMX Shareholder or SMX Optionholder, as the context requires;

Proxy Form means the proxy form for the Scheme Meeting enclosed with this Scheme Booklet;

Public Offering means the public offering of Lionheart securities undertaken in November 2021;

Public Stockholders means Lionheart public stockholders;

Public Units means public units in the capital of Lionheart;

Public Warrant means public warrants in the capital of Lionheart;

R&D Law means Encouragement of Research and Development Law, 1984, as amended;

Record Date means 7.00 pm on the date which is 2 Business Days after the Effective Date, or such other Business Day agreed by Lionheart, Empatan and SMX;

Redemption Rights has the meaning given to such term in the Business Combination Agreement;

Regulatory Approval means:

(a)

in respect of the Scheme, the Lionheart Merger or any other Transaction any approval of or notification to a Governmental Authority in respect of the Scheme, the Lionheart Merger or any other Transaction or any aspect of it or another applicable law, which Lionheart and SMX agree, acting reasonably, is necessary or desirable to implement the Scheme, the Lionheart Merger or any other Transaction; and

(b)

in respect of the Option Scheme, any approval or notification to a Governmental Authority in respect of the Option Scheme or any aspect of it or another applicable law, which Lionheart and SMX agree, acting reasonably, is necessary or desirable to implement the Option Scheme;

Related Body Corporate or Related Bodies Corporate has the meaning given to those terms in section 50 the Corporations Act;

Relevant Interest has the meaning it has in sections 608 and 609 of the Corporations Act;

Representatives means, in relation to a party:

(a)	a Related Body Corporate;

(b)	a director, officer or employee of the party or any of the party’s Related Bodies Corporate; or

(c)

an adviser (whether legal, financial or other expert adviser) or consultant to the party or any of the party’s Related Bodies Corporate (for the avoidance of doubt, not including the Independent Expert);

Rules for Granting Authorization for Use of Know-How Outside of Israel or Licencing Rules means the Rules for Granting Authorization for Use of Know-How Outside of Israel published by the IIA on or around 7 May 2017;

Sale Agent means the person appointed by SMX to sell the New Empatan Shares that are attributable to Ineligible Foreign Shareholders as part of their Scheme Consideration under the terms of the Scheme;

Scheme and Scheme of Arrangement means the scheme of arrangement under part 5.1 of the Corporations Act substantially in the form set out Annexure G, together with any amendment or modification made pursuant to section 411(6) of the Corporations Act and approved in writing by Lionheart, Empatan and SMX;

Scheme Booklet means this scheme booklet dated 9 January 2023, including the Annexures to it and the Proxy Form for the Scheme Meeting;

Scheme Conditions means the conditions set out in clause 3 of the Scheme;

Scheme Consideration means the consideration to be provided to each Scheme Participant for the cancellation of each Scheme Share, as determined in accordance with clause 4.2 of the Scheme Implementation Deed and as described in Sections 1.5, and 11.6 of this Scheme Booklet;

Scheme Implementation Date means the 5th Business Day following the Record Date or such other date after the Record Date as SMX and Lionheart agree in writing;

Scheme Implementation Deed means the Scheme Implementation Deed dated 26 July 2022 between Empatan, SMX and Lionheart, as varied on 7 September 2022, a copy of which is reproduced in Annexure C (except for its annexures);

Scheme Meeting means the meeting of SMX Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act to consider and vote on the Scheme and includes any meeting convened following any adjournment or postponement of that meeting;

Scheme Option means an SMX Option on issue at the Option Scheme Record Date which is held by an Option Scheme Participant;

Scheme Participant means each person who is an SMX Shareholder at the Scheme Record Date, other than Empatan;

Scheme Participant Declaration means a declaration in accordance with the requirements of section 14-225 of Schedule 1 of the Taxation Administration Act 1953 (Cth) that covers, at least, the date of this deed and the Scheme Implementation Date;

Scheme Record Date means 7.00 pm on the date which is 2 Business Days after the Effective Date, or such other Business Day agreed by Empatan and SMX;

Scheme Requisite Majorities means the required majorities to pass each of the Scheme Resolution and the Option Scheme Resolution described in Section 1.6;

Scheme Resolution means the resolution that SMX Shareholders are asked to vote on at the Scheme Meeting, as set out in the Notice of Scheme Meeting attached in Annexure I;

Scheme Share means an SMX Share held by a Scheme Participant at the Scheme Record Date;

Schemes means the Scheme and the Option Scheme;

SEC means the United States Securities and Exchange Commission;

Second Court Date means the first day of hearing of an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme and/or Option Scheme is heard or scheduled to be heard, or, if the application is adjourned for any reason, the date on which the adjourned application is heard or scheduled to be heard;

Second Court Hearing means the hearing by the Court to approve the Scheme and Option Scheme on the Second Court Date;

Security Matters Israel or SMX Israel means Security Matters Ltd (Israeli company 51-512577-1), a company incorporated in Israel;

Share Sale Facility means the facility to be established by SMX and managed by the Sale Agent under which the New Empatan Shares which otherwise would be received by Ineligible Foreign Shareholders will be sold in accordance with the Scheme and the agreement to be entered into between SMX and the Sale Agent in relation to the Share Sale Facility;

Share Sale Facility Proceeds means the net cash proceeds from the sale of the New Empatan Shares sold through the Share Sale Facility, after deducting brokerage and other costs of sale and any taxes which may be required to be withheld under applicable laws;

Share Splitting means the splitting by an SMX Shareholder of SMX Shares into two or more parcels of SMX Shares but which does not result in any change in beneficial ownership of the SMX Shares;

SMX or the Company means Security Matters Limited ACN 626 192 998;

SMX Beverages means SMX Beverages Pty Ltd (ACN 637 440 272);

SMX Board or SMX Directors means the board of directors of SMX;

SMX Break Fee means US$2,000,000 plus GST, if applicable;

SMX Canada means Security Matters Canada Ltd, a company incorporated in Canada;

SMX Competing Transaction means an offer, proposal, transaction or arrangement (whether by way of stock purchase, tender offer, exchange offer, merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, takeover bid, scheme of arrangement, capital reduction, buy back, sale, lease or assignment of assets, sale or issue of securities, reverse takeover bid, dual listed company structure (or other synthetic merger), deed of company arrangement, debt for equity arrangement or otherwise), or a series of any of the foregoing or other transaction or arrangement (other than the Scheme, the Option Scheme or other Transaction), which, if entered into or completed, would mean:

(a)	a person (other than Lionheart or its Related Bodies Corporate), whether alone or together with its Associates, would:

(i)

directly or indirectly acquire a Relevant Interest in or become the holder of or have a right to acquire a legal, beneficial or economic interest in, or control of, 20% or more of the SMX Shares (other than as custodian, nominee or bare trustee) or Voting Power of 20% or more in SMX;

(ii)	acquire control of SMX, within the meaning of section 50AA of the Corporations Act; or

(iii)	directly or indirectly acquire, obtain a right to acquire, or otherwise obtain an interest in (including through any license arrangement) 20% or more of the consolidated assets of the SMX Group; or

(iv)	be stapled with or merge with SMX; or

(b)	Lionheart would be required to abandon, or otherwise fail to proceed with, the Schemes or any other Transaction.

SMX Confidential Information means the confidential, proprietary or non-public information furnished by SMX or its Representatives to Lionheart or its Representatives, including tangible, intangible, visual, electronic, present, or future information about SMX’s business, business plans, pricing, customers, strategies, trade secrets, operations, records, finances, assets, technology, algorithms, data and information that reveals the processes, designs, methodologies, technology or know how by which SMX’s existing or future products, services, applications and methods of operation are developed, conducted or operated, or any information which, by its nature or the circumstances surrounding its disclosure, is or could reasonably be expected to be, regarded as confidential to SMX, but shall not include information that:

(a)

is or becomes available to Lionheart or any of its Representatives on a non-confidential basis from a source (other than SMX or any of its Representatives) which, to Lionheart’s knowledge, is not prohibited from disclosing such information to Lionheart;

(b)	is known to Lionheart or any of its Representatives prior to disclosure by SMX or any of its Representatives;

(c)	is or has been independently developed by Lionheart without use of any information furnished to it by SMX (where Lionheart can prove the same in writing); or

(d)	is transmitted by SMX after delivery of notice by Lionheart that it no longer wishes to receive SMX Confidential Information.

SMX Constitution means the constitution of SMX;

SMX Convertible Notes means the A$828,240 convertible notes issued by SMX in May 2022;

SMX Convertible Note Amendment Agreement means an agreement between SMX and each holder of SMX Convertible Notes on terms agreed by SMX and Lionheart;

SMX Convertible Noteholder means a holder of a SMX Convertible Note;

SMX Disclosure Letter means SMX’s disclosure letter to Lionheart delivered in connection with the Scheme Implementation Deed;

SMX Employee Plans means the SMX 2018 Share Option Plan and the SMX Israel Global Share Incentive Plan (2016);

SMX ESOP Optionholder means a holder of SMX ESOP Options;

SMX ESOP Options means options issued in the capital of SMX in accordance with an employee incentive plan of the SMX Group;

SMX France means Security Matters France Ltd (French business number 900404104), a company incorporated in France;

SMX Group means SMX and its Subsidiaries;

SMX Group Intellectual Property means any Intellectual Property which has been developed by, for or on behalf of a member of SMX Group or which is otherwise owned by a member of SMX Group;

SMX Historical Financial Information means the historical financial information for SMX;

SMX Information means:

(a)

all information contained in the Scheme Booklet (and any supplementary disclosure to SMX Shareholders and SMX Optionholders in respect of the Schemes) other than the Lionheart Information, the Independent Expert’s Report and the Investigating Accountant’s Report, and

(b)

all information relating to SMX Group and the Merged Group (excluding any Lionheart Information contained in or used in the preparation of the Merged Group Information) contained in the Lionheart Registration/Proxy Statement and specifically provided by SMX to Lionheart in writing for inclusion in the Lionheart Registration/Proxy Statement;

SMX Israel means Security Matters Ltd. (Israel Corporate Number 515125771);

SMX Material Adverse Effect has the meaning given to that term in the Scheme Implementation Deed;

SMX Optionholder means a holder of a SMX Option;

SMX Options means an option granted by SMX to acquire a SMX Share but excluding the ESOP Options and the Legacy Performance Options;

SMX Prescribed Event has the meaning given to that term in the Scheme Implementation Deed;

SMX Register means the register of members and optionholders of SMX maintained by or on behalf of SMX in accordance with the Corporations Act;

SMX Registry means Boardroom Pty Limited or any replacement provider of share registry services to SMX;

SMX Share means a fully paid ordinary share in the capital of SMX;

SMX Shareholder means each person registered in the SMX Register as a holder of a SMX Share;

SMX Superior Proposal means a genuine SMX Competing Transaction (other than an SMX Competing Transaction which has resulted from a material breach of SMX’s obligations under clause 10 of the Scheme Implementation Deed), which the SMX Board, acting in good faith, and after taking advice from its outside legal adviser and financial adviser, determines is:

(a)	reasonably likely of being completed on a reasonable timeline; and

(b)

of a higher financial value and more favourable to SMX Shareholders than the Scheme (as may be revised in accordance with clause 10.8 of the Scheme Implementation Deed if applicable), in each case taking into account all aspects of the SMX Competing Transaction, including the terms of the SMX Competing Transaction, the price and/or value of the SMX Competing Transaction, any conditions, timing considerations and any other matters affecting the probability of the SMX Competing Transaction being completed in accordance with its terms, the identity, expertise, reputation and financial condition of the person making the proposal, and legal, regulatory and financial matters.

SMX Warranties means the representations and warranties of SMX set out in clause 13.1 of the Scheme Implementation Deed;

Soreq means the Soreq Nuclear Research Center, an Israeli government research and development institute for nuclear and photonic technologies under the Israeli Atomic Energy Commission;

Source IP means the commercialization of the initial technology of tracking and tracing materials by observing and identifying markers.

SPAC means special purpose acquisition company;

Sponsor means the founding shareholder of the Company and is Lionheart Equities, LLC;

Standby Facility means the standby facility entered into by SMX in August 2022 to raise up to US $1,400,000 (AU$ 2,000,000) for the period until October 31, 2022;

Subscription Agreements has the meaning given to such term in the Business Combination Agreement;

Subsidiary of an entity means another entity which:

(a)	is a subsidiary of the first entity within the meaning of the Corporations Act; and;

(b)

is part of a consolidated entity constituted by the first entity and the entities it is required to include in the consolidated financial statements it prepares, or would be if the first entity was required to prepare consolidated financial statements.

Takeovers Panel means the Australian Takeovers Panel;

Tax means any tax, levy, charge, excise, GST, impost, rates, Duty, fee, deduction, compulsory loan or withholding, which is assessed, levied, imposed or collected by any fiscal Governmental Authority and includes any interest, fine, penalty, charge, fee, expenses or other statutory charges or any other such amount imposed by any fiscal Governmental Authority on or in respect of any of the above;

Tax Act means the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth), or both as the context requires;

Tax Law means a law with respect to or imposing any Tax;

Tax Return means any computation, return or document relating to Tax including any which must be lodged with a Governmental Authority or which a taxpayer must prepare and retain under a Tax Law (such as an activity statement, amended return, schedule or election and any attachment);

Timetable means the timetable set out in Schedule 1 of the Scheme Implementation Deed, subject to any amendments agreed by the parties in writing;

Transactions has the meaning given to such term in the Business Combination Agreement;

Transaction Documents means the Business Combination Agreement and the Ancillary Agreements (as defined in the BCA);

Transfer Tax means any sales, use, value-added, business, goods and services, transfer (including any stamp duty or other similar Tax chargeable in respect of any instrument transferring property), documentary, conveyancing or similar Tax or expense or any recording fee, in each case that is imposed as a result of the Transactions, together with any penalty, interest and addition to any such item with respect to such item; provided, however, for the avoidance of doubt, the term Transfer Tax shall not include any income Tax or similar Tax imposed on any direct or indirect equity holder of Lionheart, Empatan, or SMX;

trueGold means True Gold Consortium Pty Ltd ACN 641 483 374;

Trust Account has the meaning given to it in the definition of Trust Fund;

Trust Fund means the trust account maintained pursuant to that certain Investment Management Trust Agreement, by and between Continental Stock Transfer & Trust Company (the “Trustee”) and Lionheart, dated as of November 3, 2021 (such agreement, the “Trust Agreement”);

US Securities Act means the Securities Act of 1933 of the United States of America;

US Treasury means the executive agency responsible for promoting economic prosperity and ensuring the financial security of the United States;

Voting Agreement means the Voting Agreement entered between Empatan and Empatan shareholders pursuant to which, among other things, during the Term (as defined in the Voting Agreement) Empatan and the Empatan shareholders have agreed to take all such action within its power as may be necessary or appropriate.

Voting Eligibility Date means the date determined by the Court at which shareholders and optionholders, as the case requires, must hold SMX Shares or SMX Options, as the case requires, to be entitled to attend and vote at the Scheme Meeting and Option Scheme Meeting;

Voting Power has the meaning given in section 610 of the Corporations Act;

World Business Council for Sustainable Development means the CEO-led community of over 200 of the world’s leading sustainable businesses working collectively to accelerate the system transformations needed for a net zero, nature positive, and more equitable future;

Yahaloma means Yahaloma Technologies Inc. (British Columbia Canada number BC1219747), a company incorporated in Canada;

Annexure A – Taxation Implications of the Scheme

Part A - Australian taxation implications of the Scheme

This guide to the Australian tax implications arising to SMX Shareholders and SMX Option holders (not being employees who hold options under an employee share scheme) from the Scheme is expressed in general terms only.

It assumes that shares and options are held on capital account, and that the holder is an Australian resident for tax purposes.

SMX Shareholders and SMX Option holders should consult their own tax adviser as to the applicable tax consequences of the Scheme referable to their individual circumstances.

References to the Tax Act are to the Income Tax Assessment Act 1997 (Cth).

SMX Shareholders

Under the Scheme, SMX Shareholders will have their SMX shares cancelled by way of an equal reduction of share capital, and in return, will receive New Empatan Shares, at a fixed ratio per SMX Share held immediately prior to cancellation.

The cancellation of SMX shares is a disposal for capital gains tax (CGT) purposes, and if the amount received on disposal exceeds the cost base of the shares, a capital gain will arise - unless CGT roll-over relief is available, in which case any such gain will be disregarded.

CGT roll-over relief should be available to SMX Shareholders in respect of the cancellation of SMX Shares and replacement with New Empatan Shares, under Subdivision 124-M of the Tax Act. It is noted that Empatan will not make an election to deny SMX Shareholders roll-over relief.

If an SMX Shareholder elects for roll-over relief, no CGT should occur on the cancellation and exchange. The cost base that an SMX Shareholder has in SMX shares will effectively be transferred to the replacement New Empatan Shares received. The New Empatan Shares will be deemed to have been acquired when the cancelled SMX Shares were acquired.

SMX Option holders

Under the Option Scheme, all SMX Options on issue will be exercised, and SMX Option holders will be issued with SMX Shares. The shares will then be cancelled and New Empatan Shares received in exchange. Any capital gain arising on the exercise of an Option is disregarded for CGT purposes. The exercise price will be added to the cost base of the SMX shares acquired on exercise.

Shares acquired on option exercise are acquired for CGT purposes when actually acquired, not when the option was acquired. The New Empatan Shares will be deemed to have been acquired when the SMX shares were acquired. Once option holders have exercised their options and received SMX shares, they will be SMX shareholders. The subsequent cancellation of the SMX shares and replacement with New Empatan Shares should qualify for the same CGT roll-over relief as discussed above.

Part B - Israeli taxation implications of the Scheme

Israeli capital gains tax

Under Israeli tax laws, any sale of shares is subject to capital gains tax (generally, 25-30%, depending on whether a person is deemed to hold control in the company, as such term is defined under the Israeli Tax Ordinance, which includes any who holds 10% or more of the equity of a company).

Israeli taxation of ESOP

Israeli tax laws stipulate that any benefit granted to an employee by the employer is taxed at the date of the grant as an ordinary income of the employee (and deducted at source by the employer, who may be liable to the tax of the employee if it did not duly deduct at source and paid the amount to the Israeli Tax Authority). The Israeli Tax Ordinance recognizes the employee stock options mechanism and enables, under certain circumstances, a deferral of tax payments. Generally, if the options (and shares to which the options were converted) are held for at least two years by a trustee approved by the Israeli Tax Authority, Section 102 of the Israeli Tax Ordinance defers the tax liability of the employee until the date on which the shares (resulting from the conversion of the options) are sold (or the date of release from the trustee, the earlier of). The Section 102 arrangement applies only to an employee or director who holds less than 10% of the issued and outstanding share capital of the company on a fully diluted basis (and qualifies under other defined terms). If employees or directors do not qualify for the Section 102 arrangement, Section 3(9) of the Israeli Tax Ordinance applies, in which case the holding with the trustee may defer the tax liability until exercise of the options.

2018 tax pre-ruling

As part of the IPO of Security Matters in Australia, the Israeli shareholders and option-holders at such time have swapped all their shares in Security Matters Ltd. (Israel) for shares of Security Matters Limited (Australia), a transaction that under Israeli law would be deemed, in the absence of a pre-approval of the Israeli Tax Authority, a sale transaction subject to capital gains tax. To avoid such taxation, on 05 July 2018 a pre-ruling of the Israeli Tax Authority was retrieved, under which:

(a)

The share-swap transaction of 2018 did not trigger any tax obligation on any of the Israeli shareholders and the newly issued shares shall be deemed to have been issued at the date the original shares were issued;

(b)

The cancellation of the options in Security Matters Ltd. (Israel) and issuance in their stead of options in Security Matters Limited not trigger any tax obligation on any of the Israeli optionholders and the newly issued options shall be deemed to have been issued at the date the original options were issued;

(c)

All shares of Security Matters Ltd. (Israel) and all shares and options at such time of the Israeli shareholders were deposited in trust with IBI Trust Services Ltd., as trustee for the Israeli Tax Authority, to ensure payment of due capital gain taxes upon sale of any such rights;

(d)	For the two first years, no more than 75% of the deposited shares may be sold

2022 tax pre-ruling

As part of the business combination, the Israeli shareholders and option holders will swap all their shares in SMX for shares in Empatan which was incorporated to function as a receiving company as part of the business combination with Lionheart, a transaction that under Israeli law would be deemed, in the absence of a pre-approval of the Israeli Tax Authority, a sale transaction subject to capital gains tax. To avoid such taxation, SMX is in negotiations with the Israeli Tax Authority for a new pre-ruling, under which, inter alia:

(a)

Employee and consultants options which were issued will be cancelled, and new shares bearing the same rights will be issued in the Irish company in the same terms and in the same ratio as prior to the business combination. The swap shall not be deemed a tax event;

(b)	All shares will be cancelled new shares bearing the same rights will be issued in the Irish company in the same terms and in the same ratio as prior to the business combination;

(c)

All shares allocated to Israeli shareholders that are subject to the pre-ruling, as well as the shares of the company will be deposited in trust with IBI Trust Services Ltd., as trustee for the Israeli Tax Authority, to ensure payment of due capital gain taxes upon sale of any such rights;

(d)	The trustee will deduct, and transfer to the Israeli Tax Authority, any tax payable on capital gains or dividends;

The negotiations with the Israeli Tax Authority are in advance stage and the company believes that there is a high change that this pre-ruling will be retrieved.

Part C - Irish taxation implications of holding Empatan Shares

Scope

The following is a summary of the anticipated material Irish tax consequences of the Scheme to certain non-Irish holders of SMX Shares and the acquisition, ownership and disposal of Empatan Shares received by such holders pursuant to the Scheme. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this proxy statement/prospectus and submissions which will be made to the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in a change in the tax consequences described below, possibly with retrospective effect.

A “non-Irish holder” is an individual who beneficially owns their SMX Shares, and who will beneficially own their Empatan Shares, that is neither a resident nor ordinarily resident in Ireland for Irish tax purposes and does not hold their SMX Shares, and will not hold their Empatan Shares, in connection with a trade carried on by such person through an Irish branch or agency.

This summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and securityholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the business combination and of the acquisition, ownership and disposal of Empatan Shares. The summary applies only to Non-Irish Holders who hold their SMX Shares, and will own their Empatan Shares, as capital assets and does not apply to other categories of Non-Irish Holders, such as dealers in securities, trustees, insurance companies, collective investment schemes and Non-Irish Holders who acquired, or are deemed to have acquired, their SMX Shares or who will, or who will be deemed to, acquire their Empatan Shares by virtue of an Irish office or employment (performed or carried on to any extent in Ireland).

The summary does not, except where expressly stated, consider the position of Non-Irish Holders who hold their Empatan Shares directly (and not beneficially through a broker or custodian (through DTC). The Irish tax consequences of transactions in Empatan Shares held directly are generally negative when compared with Empatan Shares held through DTC. Any Non-Irish Holder contemplating holding their Empatan Shares directly should consult their personal tax advisors as to the Irish tax consequences of acquiring, owning and disposing of such Empatan Shares.

Irish tax on chargeable gains (Irish CGT)

The following, to the extent it constitutes matters of Irish law and legal conclusions, is the opinion of Arthur Cox LLP regarding the anticipated material Irish CGT consequences of the Scheme to certain non-Irish holders of SMX Shares.

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

Non-Irish holders of SMX Shares will not be subject to Irish CGT in respect of any gain realized on the automatic conversion of their SMX Shares into Empatan Shares, by virtue of the Scheme, provided that the SMX Shares neither (a) were used in or for the purposes of a trade carried on by such non-Irish holder through an Irish branch or agency, nor (b) were used, held or acquired for use by or for the purposes of an Irish branch or agency.

Non-Irish Holders further will not be within the territorial scope of a charge to Irish CGT on a subsequent disposal of their Empatan Shares, provided that such Empatan Shares neither (a) were used in or for the purposes of a trade carried on by such Non-Irish Holder through an Irish branch or agency, nor (b) were used, held or acquired for use by or for the purposes of an Irish branch or agency.

Stamp duty

The rate of stamp duty (where applicable) on transfers of shares or warrants of Irish incorporated companies is 1% of the greater of the price paid or market value of the shares or warrants acquired. Where Irish stamp duty arises it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.

Subject to the approval of the Irish Revenue Commissioners, no stamp duty is expected to be payable on the issue of Empatan Shares to the SMX Shareholders, pursuant to the Scheme.

Irish stamp duty may be payable in respect of transfers of Empatan Shares, depending on the manner in which the Empatan Shares are held. Empatan expects to enter into arrangements with DTC to allow the Empatan Shares to be settled through the facilities of DTC. As such, the discussion below discusses separately the securityholders who hold their shares through DTC and those who do not.

Empatan Shares held through DTC

Submission will be made to the Irish Revenue Commissioners to confirm that transfers of Empatan Shares effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty. It is expected that this confirmation should be granted, in which case a transfer of Empatan Shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty.

Empatan Shares held outside of DTC or transferred into or out of DTC

A transfer of Empatan Shares where any party to the transfer holds such Empatan Shares outside of DTC may be subject to Irish stamp duty.

Should the confirmation from the Irish Revenue Commissioners be granted, holders of Empatan Shares wishing to transfer their Empatan Shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

(a)	there is no change in the beneficial ownership of such shares as a result of the transfer; and

(b)	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares or warrants by a beneficial owner to a third party.

Due to the potential Irish stamp charge on transfers of Empatan Shares held outside of DTC, it is strongly recommended that all SMX Shareholders should hold their Empatan Shares through DTC (or through a broker who in turn holds such shares through DTC).

Withholding tax on dividends (DWT)

Distributions made by Empatan will, in the absence of one of many exemptions, be subject to DWT, currently at a rate of 25%.

For DWT and Irish income tax purposes, a distribution includes any distribution that may be made by Empatan to holders of Empatan Shares, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption from DWT does not apply in respect of a distribution made to a holder of Empatan Shares, Empatan is responsible for withholding DWT prior to making such distribution.

General exemptions

Irish domestic law provides that a non-Irish resident holder of Empatan Shares is not subject to DWT on distributions received from Empatan if such holder of Empatan Shares is beneficially entitled to the distribution and is either:

(a)

a person (not being a company) resident for tax purposes in a relevant territory (being an EU member state or a country with which Ireland has signed a double taxation treaty (a “Relevant Territory”), including Israel and Australia) and is neither resident nor ordinarily resident in Ireland;

(b)	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

(c)

a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a Relevant Territory;

(d)

a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange either in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

(e)

a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance, and provided, in all cases noted above, Empatan or, in respect of Empatan Shares held through DTC, any qualifying intermediary appointed by Empatan, has received from the holder of such Empatan Shares, where required, the relevant DWT Forms prior to the payment of the distribution. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the holders of Empatan Shares, where required, should furnish the relevant DWT Form to:

(a)

its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by Empatan) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holder of Empatan Shares by the broker) if its Empatan Shares are held through DTC; or

(b)	Empatan’s transfer agent before the record date for the distribution if its Empatan Shares are held outside of DTC.

Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html.

The information on such website does not constitute a part of, and is not incorporated by reference into, this scheme booklet.

For non-Irish resident holders of Empatan Shares that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such holder of Empatan Shares to rely on the provisions of a double taxation treaty to which Ireland is party to reduce the rate of DWT.

Empatan Shares held by residents of Israel or Australia

Holders of Empatan Shares who are residents of Israel or Australia must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions”, including the requirement to furnish valid DWT Forms, in order to receive distributions without suffering DWT. If such holders of Empatan Shares hold their Empatan Shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Empatan) before the record date for the distribution (or such later date before the distribution payment date as may be notified to holder of Empatan Shares by the broker). If such holders of Empatan Shares hold their Empatan Shares outside of DTC, they must provide the appropriate DWT Forms to Empatan’s transfer agent before the record date for the distribution. It is strongly recommended that such holders of Empatan Shares complete the appropriate DWT Forms and provide them to their brokers or Empatan’s transfer agent, as the case may be, as soon as possible after receiving their Empatan Shares.

If any holder of Empatan Shares who is resident in a Relevant Territory receives a distribution from which DWT has been withheld, the holder of Empatan Shares may be entitled to a refund of DWT from the Irish Revenue Commissioners provided the holder of Empatan Shares is beneficially entitled to the distribution.

Shares held by partnerships

Distributions paid in respect of Empatan Shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are resident in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Empatan) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holder of Empatan Shares by the broker). If any partner is not a resident of a Relevant Territory, no part of the partnership’s position is entitled to exemption from DWT.

Qualifying intermediary

Prior to paying any distribution, Empatan will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of Empatan Shares that are held through DTC, which are referred to as the “Deposited Securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after Empatan delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

Empatan will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where holders of Empatan Shares reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms. Holders of Empatan Shares that are required to file DWT Forms in order to receive distributions free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

Income tax on dividends paid on Empatan Shares

Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.

A Non-Irish Holder that is entitled to an exemption from DWT will generally have no Irish income tax or universal social charge liability on a distribution from Empatan. A Non-Irish Holder that is not entitled to an exemption from DWT, and therefore is subject to DWT, generally will have no additional Irish income tax liability or liability to universal social charge. The DWT deducted by Empatan discharges the Irish income tax liability and liability to universal social charge.

Capital Acquisitions Tax (CAT)

CAT comprises principally gift tax and inheritance tax on property situated in Ireland for CAT purposes or otherwise within the territorial scope of CAT. CAT could apply to a gift or inheritance of Empatan Shares because Empatan Shares are regarded as property situated in Ireland for CAT purposes. The person who receives the gift or inheritance has primary liability for CAT.

CAT is currently levied at a rate of 33% on the value of any taxable gift or inheritance above certain tax-free thresholds. The appropriate tax-free threshold depends upon (1) the relationship between the donor and the donee and (2) the aggregation of the values of previous taxable gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children have a lifetime tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH SMX SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

Annexure B – Expert Report

Annexure C – Independent Limited Assurance Report

Annexure D – Scheme Implementation Deed

Annexure E – Deed Polls

Annexure F – Option Scheme Deed Polls

Annexure G – Scheme of Arrangement

Annexure H – Option Scheme

Annexure I – Notice of Scheme Meeting

Security Matters Limited ACN 626 192 998 (SMX)

Explanatory Statement and Notice of Scheme Meeting

Date:		[•]
Time:		[•] (AEDT)
Venue:	[•]
Access:	[•]
Virtual Meeting ID:		[•]
Passcode:		[•]
LUMI link:		[•]

Virtual Meeting Notice

The SMX Board has decided that the Scheme Meeting will be held virtually using technology only. SMX Shareholders can attend using the online platform LUMI meeting application accessible at the above link. A technology-only meeting is permitted under section 249R of the Corporations Act 2001 (Cth), as amended under the Corporations Amendment (Meetings and Documents) Act 2022 (Cth) and rule 15.3 of the SMX Constitution, as amended on or around 6 May 2022. Shareholders will be given a reasonable opportunity to participate in the meeting as required under section 249S(7) of the Corporations Act.

Notice of Scheme Meeting

Notice is hereby given, by order of the Federal Court of Australia on 9 January 2023, pursuant to subsection 411(1) of the Corporations Act, a meeting of holders of ordinary shares in SMX (SMX Shareholders) will be held virtually at 9.00AM (AEDT) on 1 February 2023 .

Shareholders can attend using the online platform LUMI Meeting application accessible at the above link. A technology-only meeting is permitted under section 249R of the Corporations Act 2001 (Cth), as amended under the Corporations Amendment (Meetings and Documents) Act 2022 (Cth) and rule 15.3 of the SMX Constitution, as amended on or around 6 May 2022. Shareholders will be given a reasonable opportunity to participate in the meeting as required under section 249S(7) of the Corporations Act.

Business of the Scheme Meeting

The purpose of the Scheme Meeting is to consider, and if thought fit, to agree (with or without amendment or any alterations or conditions required by the Court to which SMX, Lionheart and Empatan agree) to a scheme of arrangement proposed to be made between SMX and SMX shareholders.

Scheme Resolution

Shareholders will be asked to consider and, if thought fit, pass (with or without amendment) the following resolution:

“That pursuant to and in accordance with section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed between Security Matters Limited (“SMX”) and the holders of its fully paid ordinary shares (the details of which are described in the Scheme Booklet of which the notice convening this meeting forms part) is approved (with or without alteration or conditions as approved by the Federal Court of Australia and agreed to by SMX, Lionheart III Corp and Empatan PLC) and, subject to approval of the Scheme by the Court, the SMX Board is authorised to implement the Scheme in accordance with its terms and with any such alterations or conditions.”

SMX comment and recommendations7

For the reasons set out in the Scheme Booklet, the SMX Board unanimously recommends that eligible SMX Shareholders vote in favour of the Scheme Resolution in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of SMX Shareholders and each SMX Director intends to vote all of the SMX Shares held or controlled by them in favour of the Scheme.

By Order of the SMX Board

[7]

Please note that some directors of SMX currently hold (directly or indirectly) SMX Shares the subject of which the Scheme relates. As contemplated by the terms of the Scheme Implementation Deed, the directors will each be receiving a benefit if the Scheme proceeds.

With respect to the recommendations of Messrs Alon and Hofland, SMX Shareholders and SMX Optionholders should have regard to the fact that, if the Schemes and Capital Reduction become Effective, Messrs Alon and Hofland will receive certain benefits. With respect to Mr Alon, these benefits include incentives under his employment with Empatan, including an increase in his salary as set out in Section 8.11(b)(i) in addition to payment of the Scheme Consideration for the SMX Shares (and the Cancellation Consideration for the SMX Options which convert to SMX Shares as a result of the Option Scheme). With respect to Mr Hofland, these benefits include incentives resulting from the operation of his employment agreement with SMX, including an increase in his salary as set out in Section 15.4(c)(i) and 15.4(a).

Despite the interest in the outcome of the Scheme, the directors consider that, given the importance of the Scheme, and their role as directors of SMX, it is important and appropriate for them to provide a recommendation to shareholders in relation to voting on the Scheme Resolution. The SMX Board (excluding those directors with relevant interests in SMX Shares) also considers that it is appropriate for them to make a recommendation on the Scheme given their role in the management and operation of SMX.

Everardus Hofland

Chairman

Date: 9 January 2023

Explanatory Statement

1.1	Background

This explanatory statement (Explanatory Statement) relates to the Scheme and should be read in conjunction with the Notice of Scheme Meeting and the information in the Scheme Booklet dated 9 January 2023 of which that notice forms part.

Capitalised terms used in the Notice of Scheme Meeting and in this Explanatory Statement but not defined have the same meaning as set out in section 16 (Glossary) of the Scheme Booklet, unless the context requires otherwise.

Further details in respect of the Scheme Resolution to be put to the Scheme Meeting are set out in the Scheme Booklet.

1.2	Chair

The Court has directed that Everardus Hofland, or failing him, Amir Bader, act as chair of the Scheme Meeting (Chair) and has directed the Chair to report the result of the meeting to the Court.

1.3	Scheme Required Majorities

For the proposed Scheme to be binding in accordance with section 411(4)(a)(ii) of the Corporations Act, the Scheme Resolution must be passed by:

(a)

more than 50% in number (unless the Court orders otherwise) of eligible SMX Shareholders who are present and voting, either in person online or by proxy, by attorney or, in the case of a corporation, by its duly appointed corporate representative at the Scheme Meeting; and

(b)

at least 75% of the total number of votes cast on the Scheme Resolution by eligible SMX Shareholders who are present and voting, either in person online or by proxy, by attorney or, in the case of a corporation, by its duly appointed corporate representative at the Scheme Meeting.

(together, the Scheme Requisite Majorities).

The vote will be conducted by poll.

1.4	Court approval

Under paragraph 411(4)(b) of the Corporations Act, the Scheme (with or without amendment or any alteration or condition required by the Court) is subject to the approval of the Court. If the Scheme Resolution is passed by the Scheme Requisite Majorities set out above, and the other conditions to the Scheme (other than approval by the Court) are satisfied or waived (if capable of being waived) by the time required under the Scheme, SMX intends to apply to the Court for the necessary orders to give effect to the Scheme.

In order for the Scheme to become Effective, it must be approved by the Court and an office copy of the orders of the Court approving the Scheme must be lodged with ASIC.

1.5	Entitlement to attend and vote at the Scheme Meeting

Pursuant to section 411 of the Corporations Act and regulation 7.11.37 of the Corporations Regulations 2001 (Cth) (Corporations Regulations), the Court, as the convenor of the meeting, has the power to determine the specified time at which shareholders must hold SMX Shares to be entitled to attend and vote at the Scheme Meeting, being 7.00PM (AEDT) on 30 January 2023 (Voting Eligibility Date).

Only those SMX Shareholders entered on the SMX Register at the Voting Eligibility Date will be entitled to attend, participate in and vote at the Scheme Meeting, either online, by proxy or attorney, or in the case of a corporate SMX Shareholder, by a body corporate representative.

Accordingly, share transfers registered after the Voting Eligibility Date will be disregarded in determining entitlements to attend, participate in and vote at the Scheme Meeting.

1.6	How to vote at the Scheme Meeting

You can vote in either of the following ways:

(a)	virtually by attending the Scheme Meeting online by using the online platform LUMI Meeting application accessible here: https://www.votingonline.com.au/smxsharescheme; or

(b)	by appointing a proxy, attorney or, if you are a body corporate, a duly appointed corporate representative to virtually attend and vote at the Scheme Meeting on your behalf.

Voting at the Scheme Meeting will be conducted by poll.

(c)	Attendance and voting virtually at the Scheme Meeting

You will be able to attend and vote at the Scheme Meeting through the online platform LUMI Meeting application link noted above. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible.

It is recommended that SMX Shareholders login to the online platform LUMI Meeting application at least 15 minutes prior to the scheduled start time for the Scheme Meeting.

If you attend the virtual Scheme Meeting and in your capacity as a SMX Shareholder, any votes cast by your proxy or attorney (if any) will not be counted.

(d)	Attendance at the Scheme Meeting by proxy, attorney or corporate representative

If you are unable to attend the Scheme Meeting you are encouraged to appoint a proxy to attend online and vote on your behalf. If you wish to appoint a proxy, please complete the enclosed Proxy Form.

SMX Shareholders should be aware that:

(i)	a shareholder who is entitled to attend and cast a vote at the meeting may appoint a proxy to attend and vote for the member;

(ii)	the appointment may specify the proportion or number of votes that the proxy may exercise;

(iii)

a member who is entitled to cast two or more votes at the meeting may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. If you appoint two proxies and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes; and

(iv)

a proxy may be an individual or a body corporate and need not be a member of SMX. If an eligible SMX Shareholder appoints a body corporate as a proxy, the body corporate will need to ensure that it appoints an individual as the corporate representative and provides satisfactory evidence of that appointment.

Voting by Proxy at the Scheme Meeting

You can direct your proxy to vote by following the instructions on the Proxy Form.

If the Chair is appointed as your proxy (or is appointed your proxy by default), the Chair can be directed how to vote by ticking the relevant box next to the Scheme Resolution on the Proxy Form. The Chair is required to cast all votes as directed. The Chair intends to vote all undirected and available proxies in favour of the Scheme Resolution.

Any directed proxies that are not voted on a poll at the virtual Scheme Meeting by a SMX Shareholder’s appointed proxy will automatically default to the Chair, who is required to vote proxies as directed on a poll.

Lodgement of Proxies

The Proxy Form must be received by the SMX Registry by 9.00AM (AEDT) on 30 January 2023. The completed Proxy Form may be submitted:

(i)

online to the SMX Registry by visiting the website: https://www.votingonline.com.au/smxsharescheme You will need your security holder reference number (SRN) or holder identification number (HIN) and control number as shown on your Proxy Form. You will be taken to have signed the Proxy Form if you lodge in accordance with the instructions on the website;

(ii)	by mail using the reply paid envelope included with the Scheme Booklet to:

Security Matters Limited

C/o- Boardroom Pty Limited

GPO Box 3993, Sydney NSW 2001

(iii)	by fax to the SMX Registry on +61 2 9290 9655; or

(iv)	by hand delivering the Proxy Form to the SMX Registry during business hours (Monday - Friday, 9:00am - 5:00pm (AEDT)) to:

Boardroom Pty Limited

Level 12, 225 George Street, Sydney NSW 2000

Voting by a corporate representative at the Scheme Meeting

SMX Shareholders (or appointed Proxies) that are body corporates can appoint a corporate representative to attend and vote on their behalf at the Scheme Meeting. The appointment must comply with section 250D and 253B of the Corporations Act.

To vote by corporate representative, a corporate representative must provide written evidence of their appointment by obtaining and completing an ‘Appointment of Corporate Representative’ form from the SMX Registry or online at https://boardroomlimited.com.au/investor-forms/. Corporate representative forms must be provided to the SMX Registry by no later than 9.00AM (AEDT) on 30 January 2023. A corporate representative form may be submitted in the same manner as a completed Proxy Form, as described above.

Voting by attorney at the Scheme Meeting

SMX Shareholders (or appointed Proxies) may appoint an attorney to vote on their behalf at the Scheme Meeting (Power of Attorney). The Power of Attorney must be duly executed and specify the name of the applicable SMX Shareholder, SMX and the attorney. The instruction may be a standing one.

Certified copies of the Power of Attorney must be received by the SMX Registry by no later than 9.00AM (AEDT) on 30 January 2023. A certified copy of a power of attorney may be submitted in the same manner as a completed Proxy Form, as described above.

1.7	Joint holders

If any SMX Shares are held by joint holders, only one of the joint holders is entitled to vote on the Scheme Resolution at the Scheme Meeting. If more than one SMX Shareholder votes in respect of jointly held SMX Shares, the vote of the senior who tenders a vote must be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority is determined by the order in which the names stand in the SMX Register.

1.8	Questions

SMX Shareholders will have a reasonable opportunity to ask questions during the Scheme Meeting.

SMX Shareholders who would like register their questions in advance of the Scheme Meeting are required to do so by submitted their questions to:

Company Secretary	Mark Licciardo markl@mertons.com.au

Address (hand deliveries)	Boardroom Pty Limited Level 12, 225 George Street, Sydney NSW 2000

Address (postal deliveries)	Boardroom Pty Limited GPO Box 3993, Sydney NSW 2001

Fax number for lodgement	+61 2 9290 9655

Questions must be submitted by 9.00AM (AEDT) on 30 January 2023.

The Chair will endeavour to address as many of the more frequently raised relevant questions as possible during the course of the Scheme Meeting. However, there may not be sufficient time available during the Scheme Meeting to address all of the questions raised. Please note that individual responses will not be sent to SMX Shareholders.

1.9	Technical difficulties

In the event that technical difficulties arise during the course of the Scheme Meeting, the Chair has the discretion as to whether the Scheme Meeting should proceed. The Chair, in exercising their discretion, will have regard to the number of SMX Shareholders impacted and the extent to which participation in the business of the meeting is affected. If the Chair considers it appropriate to do so, they may continue to hold the Scheme Meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions.

1.10	COVID-19 and unforeseen changes to the current arrangements

Due to the uncertainty arising due to the COVID-19 pandemic and the potential for unforeseen circumstances, SMX may be required to make changes to the arrangements for the Scheme Meeting. If SMX anticipates any changes to arise, SMX Shareholders will be given as much notice as possible.

Annexure J – Notice of Option Scheme Meeting

Security Matters Limited (SMX)

Explanatory Statement and Notice of Option Scheme Meeting

Date:		[•]
Time:		[•] (AEDT)
Venue*:		[•]
Access:	[•]
Virtual Meeting ID:		[•]
Passcode:		[•]
LUMI link:		[•]

Virtual Meeting Notice

The SMX Board has decided that the Option Scheme Meeting will be held using technology only. SMX Optionholders can attend using the online platform LUMI Meeting application accessible at the above link. A technology-only general meeting is permitted under section 249R of the Corporations Act 2001 (Cth) (Corporations Act), as amended under the Corporations Amendment (Meetings and Documents) Act 2022 (Cth), and rule 15.3 of the SMX Constitution, as amended on or around 6 May 2022. SMX Optionholders will be given a reasonable opportunity to participate in the meeting as required under section 249S(7) of the Corporations Act.

Notice of Option Scheme Meeting

Notice is hereby given, by order of the Federal Court of Australia (Court) on 9 January 2023, pursuant to subsection 411(1) of the Corporations Act, a meeting of holders of options in SMX (SMX Optionholders) will be held at virtually at 9.30 (AEDT) on 1 February 2023.

SMX Optionholders can attend using the online platform LUMI Meeting application accessible at the above link. A technology-only general meeting is permitted under section 249R of the Corporations Act, as amended under the Corporations Amendment (Meetings and Documents) Act 2022 (Cth) and rule 15.3 of the SMX Constitution, as amended on or around 6 May 2022. SMX Optionholders will be given a reasonable opportunity to participate in the meeting as required under section 249S(7) of the Corporations Act.

Business of the Option Scheme Meeting

The purpose of the Option Scheme Meeting is to consider, and if thought fit, to agree (with or without amendment or any alterations or conditions required by the Court to which SMX, Lionheart and Empatan agree) to a scheme of arrangement proposed to be made between SMX and SMX Optionholders.

Option Scheme Resolution

SMX Optionholders will be asked to consider and, if thought fit, pass (with or without amendment) the following resolution:

“That pursuant to and in accordance with section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed to be entered into between Security Matters Limited (“SMX”) and the holders of options in SMX (the details of which are described in the Scheme Booklet of which the notice convening this meeting forms part) is approved (with or without alterations or conditions as approved by the Federal Court of Australia and agreed to by SMX, Lionheart III Corp and Empatan PLC) and, subject to approval of the Option Scheme by the Court, the SMX Board is authorised to implement the Option Scheme in accordance with its terms and with any such alterations or conditions.”

SMX comment and recommendations8

For the reasons set out in the Scheme Booklet, the SMX Board unanimously recommends that eligible SMX Optionholders vote in favour of the Option Scheme Resolution in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interests of SMX Optionholders and each SMX Director intends to vote all of the SMX Options held or controlled by them in favour of the Option Scheme.

By Order of the SMX Board

[8]

Please note that some directors of SMX currently hold (directly or indirectly) SMX Options the subject of which the Option Scheme relates. As contemplated by the terms of the Scheme Implementation Deed, the directors will each be receiving a benefit if the Option Scheme proceeds.

With respect to the recommendations of Messrs Alon and Hofland, SMX Shareholders and SMX Optionholders should have regard to the fact that, if the Schemes and Capital Reduction become Effective, Messrs Alon and Hofland will receive certain benefits. With respect to Mr Alon, these benefits include incentives under his employment with Empatan, including an increase in his salary as set out in Section 8.11(b)(i) in addition to payment of the Scheme Consideration for the SMX Shares (and the Cancellation Consideration for the SMX Options which convert to SMX Shares as a result of the Option Scheme). With respect to Mr Hofland, these benefits include incentives resulting from the operation of his employment agreement with SMX, including an increase in his salary as set out in Section 15.4(c)(i) and 15.4(a).

Despite the interest in the outcome of the Option Scheme, the directors consider that, given the importance of the Option Scheme, and their role as directors of SMX, it is important and appropriate for them to provide a recommendation to SMX Optionholders in relation to voting on the Option Scheme Resolution. The SMX Board (excluding those directors with relevant interests in SMX Options) also considers that it is appropriate for them to make a recommendation on the Option Scheme given their role in the management and operation of SMX.

Everardus Hofland

Chairman

Date: 9 January 2023

Explanatory Statement

1.1	Background

This explanatory statement (Explanatory Statement) relates to the Option Scheme and should be read in conjunction with the Notice of Option Scheme Meeting and the information in the Scheme Booklet dated 9 January 2023 of which that notice forms part.

Capitalised terms used in the Notice of Option Scheme Meeting and in this Explanatory Statement but not defined have the same meaning as set out in section 16 (Glossary) of the Scheme Booklet, unless the context requires otherwise.

Further details in respect of the Option Scheme Resolution to be put to the Option Scheme Meeting are set out in the Scheme Booklet.

1.2	Chair

The Court has directed that Everardus Hofland, or failing Amir Bader, act as chair of the Option Scheme Meeting (Chair) and has directed the Chair to report the result of the meeting to the Court.

1.3	Option Scheme Required Majorities

For the proposed Option Scheme to be binding in accordance with section 411(4)(a)(ii) of the Corporations Act, the Option Scheme Resolution must be passed by:

(a)

more than 50% in number (unless the Court orders otherwise) of eligible SMX Optionholders who are present and voting, either in person online or by proxy, by attorney or, in the case of a corporation, by its duly appointed corporate representative at the Option Scheme Meeting; and

(b)

at least 75% of the total number of votes (determined by reference to the value of each of the SMX Options) cast on the Option Scheme Resolution by eligible SMX Optionholders who are present and voting, either in person online or by proxy, by attorney or, in the case of a corporation, by its duly appointed corporate representative at the Option Scheme Meeting.

(together, the Option Scheme Requisite Majorities).

The vote will be conducted by poll.

1.4	Court approval

Under paragraph 411(4)(b) of the Corporations Act, the Option Scheme (with or without amendment or any alteration or condition required by the Court) is subject to the approval of the Court. If the Option Scheme Resolution is passed by the Option Scheme Requisite Majorities set out above, and the conditions to the Option Scheme (other than approval by the Court) are satisfied or waived (if capable of being waived) by the time required under the Option Scheme, SMX intends to apply to the Court for the necessary orders to give effect to the Option Scheme.

In order for the Option Scheme to become Effective, it must be approved by the Court and an office copy of the orders of the Court approving the Option Scheme must be lodged with ASIC.

1.5	Entitlement to attend and vote at the Option Scheme Meeting

Pursuant to section 411 of the Corporations Act and regulation 7.11.37 of the Corporations Regulations 2001 (Cth) (Corporations Regulations), the Court, as the convenor of the meeting, has the power to determine the specified time at which option holders must hold SMX Options to be entitled to attend and vote at the Option Scheme Meeting, being 7.00PM (AEDT) on 30 January on 2023 (Voting Eligibility Date).

Only those SMX Optionholders entered on the SMX Register at the Voting Eligibility Date will be entitled to attend, participate in and vote at the Option Scheme Meeting, either online, by proxy or attorney, or in the case of a corporate SMX Optionholder, by a body corporate representative.

Accordingly, option transfers registered after the Voting Eligibility Date will be disregarded in determining entitlements to attend, participate in and vote at the Option Scheme Meeting.

1.6	How to vote at the Option Scheme Meeting

You can vote in either of the following ways:

(a)	virtually by attending the Option Scheme Meeting online by using the online platform LUMI Meeting application accessible here: https://www.votingonline.com.au/smxoptionscheme ; or

(b)	by appointing a proxy, attorney or, if you are a body corporate, a duly appointed corporate representative to virtually attend and vote at the Option Scheme Meeting on your behalf.

Voting at the Option Scheme Meeting will be conducted by poll.

(a)	Attendance and voting virtually at the Option Scheme Meeting

You will be able to attend and vote at the Option Scheme Meeting through the online platform LUMI Meeting application link noted above. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible.

It is recommended that SMX Optionholders login to the online platform LUMI Meeting application at least 15 minutes prior to the scheduled start time for the Option Scheme Meeting.

If you attend the virtual Option Scheme Meeting and in your capacity as a SMX Optionholder, any votes cast by your proxy or attorney (if any) will not be counted.

(b)	Attendance at the Option Scheme Meeting by proxy, attorney or corporate representative

If you are unable to attend the Option Scheme Meeting you are encouraged to appoint a proxy to attend online and vote on your behalf. If you wish to appoint a proxy, please complete the enclosed Proxy Form.

SMX Optionholders should be aware that:

(i)	an option holder who is entitled to attend and cast a vote at the meeting may appoint a proxy to attend and vote for the option holder;
(ii)	the appointment may specify the proportion or number of votes that the proxy may exercise;
(iii)

an option holder who is entitled to cast two or more votes at the meeting may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. If you appoint two proxies and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes; and

(iv)

a proxy may be an individual or a body corporate and need not be an option holder of SMX. If an eligible SMX Optionholder appoints a body corporate as a proxy, the body corporate will need to ensure that it appoints an individual as the corporate representative and provides satisfactory evidence of that appointment.

Voting by Proxy at the Option Scheme Meeting

You can direct your proxy to vote by following the instructions on the Proxy Form.

If the Chair is appointed as your proxy (or is appointed your proxy by default), the Chair can be directed how to vote by ticking the relevant box next to the Option Scheme Resolution on the Proxy Form. The Chair is required to cast all votes as directed. The Chair intends to vote all undirected and available proxies in favour of the Option Scheme Resolution.

Any directed proxies that are not voted on a poll at the Option Scheme Meeting by a SMX Optionholder’s appointed proxy will automatically default to the Chair, who is required to vote proxies as directed on a poll.

Lodgement of Proxies

The Proxy Form must be received by the SMX Registry by 9.00AM (AEDT) on 30 January 2023. The completed Proxy Form may be submitted:

(i)

online to the SMX Registry by visiting the website: : https://www.votingonline.com.au/smxoptionscheme. You will need your security holder reference number (SRN) or holder identification number (HIN) and control number as shown on your Proxy Form. You will be taken to have signed the Proxy Form if you lodge in accordance with the instructions on the website;

(ii)	by mail using the reply paid envelope included with the Scheme Booklet to:

Security Matters Limited

C/o- Boardroom Pty Limited

GPO Box 3993, Sydney NSW 2001

(iii)	by fax to the SMX Registry on +61 2 9290 9655; or

(iv)	by hand delivering the Proxy Form to the SMX Registry during business hours (Monday - Friday, 9:00am - 5:00pm (AEDT)) to:

Boardroom Pty Limited

Level 12, 225 George Street, Sydney NSW 2000

Voting by a corporate representative at the Option Scheme Meeting

SMX Optionholders (or appointed Proxies) that are body corporates can appoint a corporate representative to attend and vote on their behalf at the Option Scheme Meeting. The appointment must comply with section 250D and 253B of the Corporations Act.

To vote by corporate representative, a corporate representative must provide written evidence of their appointment by obtaining and completing an ‘Appointment of Corporate Representative’ form from the SMX Registry or online at https://boardroomlimited.com.au/investor-forms/. Corporate representative forms must be provided to the SMX Registry by no later than 9:00AM (AEDT) on 30 January 2023. A corporate representative form may be submitted in the same manner as a completed Proxy Form, as described above.

Voting by attorney at the Option Scheme Meeting

SMX Optionholders (or appointed Proxies) may appoint an attorney to vote on their behalf at the Option Scheme Meeting (Power of Attorney). The Power of Attorney must be duly executed and specify the name of the applicable SMX Optionholder, SMX and the attorney. The instruction may be a standing one.

Certified copies of the Power of Attorney must be received by the SMX Registry by no later than 9:00am (AEDT) on 30 January 2023. A certified copy of a power of attorney may be submitted in the same manner as a completed Proxy Form, as described above.

1.7	Joint holders

If any SMX Options are held by joint holders, only one of the joint holders is entitled to vote on the Option Scheme Resolution at the Option Scheme Meeting. If more than one SMX Optionholder votes in respect of jointly held SMX Options, the vote of the senior who tenders a vote must be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority is determined by the order in which the names stand in the SMX Register.

1.8	Questions

SMX Optionholders will have a reasonable opportunity to ask questions during the Option Scheme Meeting.

SMX Optionholders who would like to register their questions in advance of the Option Scheme Meeting are required to do so by submitted their questions to:

Company Secretary	Mark Licciardo markl@mertons.com.au

Address (hand deliveries)	Boardroom Pty Limited Level 12, 225 George Street, Sydney NSW 2000

Address (postal deliveries)	Boardroom Pty Limited GPO Box 3993, Sydney NSW 2001

Fax number for lodgement	+61 2 9290 9655

Questions must be submitted by 9:00am (AEDT) on 30 January 2023.

The Chair will endeavour to address as many of the more frequently raised relevant questions as possible during the course of the Option Scheme Meeting. However, there may not be sufficient time available during the Option Scheme Meeting to address all of the questions raised. Please note that individual responses will not be sent to SMX Optionholders.

1.9	Technical difficulties

In the event that technical difficulties arise during the course of the Option Scheme Meeting, the Chair has the discretion as to whether the Option Scheme Meeting should proceed. The Chair, in exercising their discretion, will have regard to the number of SMX Options impacted and the extent to which participation in the business of the meeting is affected. If the Chair considers it appropriate to do so, they may continue to hold the Option Scheme Meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions.

1.10	COVID-19 and unforeseen changes to the current arrangements

Due to the uncertainty arising due to the COVID-19 pandemic and the potential for unforeseen circumstances, SMX may be required to make changes to the arrangements for the Option Scheme Meeting. If SMX anticipates any changes to arise, SMX Optionholders will be given as much notice as possible.

Annexure K – Notice of General Meeting

Security Matters Limited ACN 626 192 998 (SMX)

Notice of General Meeting and Explanatory Statement

Date:	1 February 2022
Time:	10.00AM (AEDT)
Venue:	The meeting will be held virtually
Access:	https://boardroomlimited.com.au/agm/smx2023
LUMI link:	https://web.lumiagm.com/321723269

Virtual meeting notice

The SMX Board has decided that the general meeting will be held virtually, using technology only.

SMX shareholders can attend using the online LUMI meeting platform, accessible at the link – and using the details – set out above.

A technology-only general meeting is permitted under section 249R of the Corporations Act 2001 (Cth) and rule 15.3 of the SMX Constitution.

Shareholders will be given a reasonable opportunity to participate in the meeting as required under section 249S(7) of the Corporations Act.

Notice of general meeting

Notice is hereby given that a meeting of holders of ordinary shares in SMX (SMX shareholders) will be held virtually at 10.00AM (AEDT) on 1 February 2023.

SMX shareholders can attend using the online LUMI meeting platform, accessible at the link set out on page 1 of this notice.

Participation in the general meeting

The Board encourages shareholders to monitor the ASX website and the Company’s website for any updates about the general meeting.

In the meantime, the Board encourages shareholders to submit their proxies as early as possible, even if they intend to attend the Virtual Meeting, as the situation may change (e.g. there may be restrictions on how the meeting itself may be held or conducted).

Online Voting Procedures during the AGM:

Shareholders who wish to participate in the AGM online may do so by entering the following URL into an internet browser on your computer, laptop, smartphone, tablet or other smart device:

https://web.lumiagm.com/321723269

You can log in to the meeting by entering:

1.	Your username, which is your Voting Access Code (VAC) which can be located on the first page of your proxy form or Notice of Meeting email.

2.	Your password, which is the postcode registered to your holding if you are an Australian shareholder. Overseas shareholders should refer to the online voting user guide for their password details.

3.	If you have been nominated as a third party proxy, please contact Boardroom on 1300 737 760.

Attending the meeting online enables shareholders to view the AGM live, ask questions and cast direct votes at the appropriate times whilst the meeting is in progress.

In order to provide for an efficient virtual meeting, we request that any questions from Shareholders are provided to the Company Secretary at least 24 hours in advance of the Meeting. We also strongly recommend that all Shareholders lodge their votes via the Company’s share register platform or by appointing a proxy prior to 9.00am on 30 January 2023.

Business of the general meeting

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That, subject to and conditional on the proposed schemes of arrangement between:

(a)	the Company and its members (the Share Scheme); and

(b)	the Company and the holders of certain options to acquire by issue shares in SMX (the Option Scheme),

(copies of which were Annexures 1 and 2 to the scheme implementation deed dated 26 July 2022 between Lionheart III Corp, Empatan PLC, and the Company) (together, the Schemes) becoming effective in accordance with section 411(10) of the Corporations Act, and, for the purpose of section 256C(1) of the Corporations Act and for all other purposes, it is approved that the Company’s share capital be reduced on the “Implementation Date” (as defined in the Schemes), with the reduction to be effected and satisfied by the cancellation of all the shares in the Company on issue as at the “Record Date” (as defined in the Schemes) in consideration for the issue of the Scheme Consideration (as defined in the Share Scheme) and the “Cancellation Consideration” (as defined in the Option Scheme), and in accordance with the Schemes.”

Explanatory statement and recommendations

Background

On 26 July 2022, SMX announced that it had a scheme implementation deed and a business combination with Lionheart III Corp (Lionheart) by which it is proposed that SMX will list on the NASDAQ via a newly-formed Irish company. The Irish company is called Empatan PLC (Empatan).

Under the scheme implementation deed, SMX agreed to propose (amongst other things):

(a)	a scheme of arrangement under which – if approved by shareholders and the Court – SMX Members will receive shares in Empatan in exchange for their shares in SMX (the Share Scheme);

(b)

another scheme of arrangement (the Option Scheme), under which – if approved by the option holders and the Court – certain options over SMX shares will be taken to have been exercised and the option holders issued shares in SMX, which will be cancelled in exchange for shares in Empatan(the Option Scheme); and

(c)	a capital reduction, under which all SMX’s issued share capital will be cancelled (the capital reduction).

Under the business combination agreement, a wholly-owned subsidiary of Empatan will merge with and into Lionheart, and Lionheart will become a wholly-owned subsidiary of Empatan (the business combination).

Each of the Share Scheme, the Option Scheme, the capital reduction and business combination are interdependent and conditional on each other.

The schemes of arrangement

SMX has applied to the Federal Court of Australia for approval of the Share Scheme and Option Scheme.

SMX’s application is scheduled for its first hearing on 9 January 2023, when SMX will seek orders (amongst others) convening meetings of SMX’s shareholders and the relevant option holders to consider the respective scheme and for SMX to send a “scheme booklet” explaining in detail the proposed merger between SMX and Lionheart and the schemes of arrangement and including a report from an independent expert.

The capital reduction

The proposed capital reduction is an equal reduction because it applies to each holder of ordinary shares in proportion to the number of shares they hold, and the terms of the reduction of the same for each holder of ordinary shares.

A capital reduction must be approved by a resolution passed at a general meeting of SMX: Corporations Act 2001, section 256C(1).

Because a general meeting of the members of a listed company such as ASX requires 28 days notice to meet the proposed timeframes of for the schemes of arrangement, it is necessary now to give notice of the general meeting.

Further material will be provided to shareholders on the Access website listed above prior to the meeting.

Recommendations

On the proviso that the Share Scheme obtains Court approval, the SMX Board unanimously recommends that eligible SMX Shareholders vote in favour of the resolution in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interests of SMX shareholders.

Each director of SMX intends to vote all of the SMX shares held or controlled by them in favour of the resolution.

By order of the SMX Board

Everardus Hofland

Chairman

Date: 3 January 2023

Further Information

Voting by proxy

Any Shareholder entitled to attend and vote at this meeting is entitled to appoint a proxy to attend and vote instead of that Shareholder. The proxy does not need to be a Shareholder of the Company and can be either an individual or a body corporate. A Shareholder can appoint a proxy by completing and returning a signed proxy form.

A Shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of the Shareholder’s votes.

If a Shareholder appoints a body corporate as a proxy, that body corporate will need to ensure that it:

(a)	appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act 2001 (Cth) (the Corporations Act); and

(b)	provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

If you wish to indicate how your proxy should vote, please mark the appropriate boxes on the proxy form. If you do not direct your proxy how to vote on a particular item of business, you are authorising your proxy to vote as they decide, subject to any applicable voting exclusions.

If your proxy does not attend the Meeting, the Chairman will become your proxy by default. The Chairman intends to vote in favour of all resolutions on the agenda.

If you appoint the Chairman of the Meeting as your proxy or the Chairman of the Meeting is appointed as your proxy by default, and you do not provide any voting directions on your proxy form, by completing and returning the proxy form you will be expressly authorising the Chairman of the Meeting to cast your vote as he sees fit. If you intend to appoint a member of the KMP (other than the Chairman) or any of their closely related parties as your proxy on Resolution 1, please ensure that you direct them how to vote on Resolution 1.

Proxies must be:

(a)	lodged at the Company’s share registry, Boardroom Pty Limited (by hand or by post); or

(b)	faxed to the fax number specified below,

no later than 9:00am (Sydney Time) on 30 January 2023.

Address (hand	Boardroom Pty Limited
deliveries):	Level 12, 225 George Street, Sydney NSW 2000

Boardroom Pty Limited
Address (postal	GPO Box 3993, Sydney NSW 2001
deliveries):
+61 2 9290 9655

The proxy form has been enclosed. Please read all instructions carefully before completing the proxy form.

Online Voting

Please visit https://boardroomlimited.com.au/agm/smx2023 to submit your voting intentions prior to 9:00am 30 January 2023.

Entitlement to vote

In accordance with section 1074E(2)(g)(i) of the Corporations Act and regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Company has determined that for the purposes of the meeting shares will be taken to be held by the persons who held them as registered Shareholders at 7.00 pm (AEDT) on 30 January 2023. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Voting Intentions

Subject to any voting restrictions and exclusions, the Chairman intends to vote in favour of all resolutions on the agenda.

In respect of all available undirected proxies, subject to any voting restrictions and exclusions, the Chairman intends to vote in favour of all resolutions on the agenda.

Questions and comments by shareholders at the meeting

In order to allow for an efficient virtual meeting, we ask that any questions are provided to the Company Secretary by no later than 24 hours prior to the Meeting (details below).

In accordance with the Corporations Act, a reasonable opportunity will be given to Shareholders—as a whole—to ask questions or make comments on the management of the Company at the General Meeting.

Please submit any questions in advance of the Meeting by one of the following:

The Company Secretary, lodged at the Company’s share registry, Boardroom Pty Limited (by hand or by post), or faxed to the fax number specified below:

Company Secretary:	Mark Licciardo markl@mertons.com.au

Address (hand deliveries):	Boardroom Pty Limited Level 12, 225 George Street, Sydney NSW 2000

Address (postal deliveries):	Boardroom Pty Limited GPO Box 3993, Sydney NSW 2001

Fax number for lodgement:	+61 2 9290 9655

By order of the Board

/s/ Mark Licciardo

Mark Licciardo

Company Secretary 3 January 2023

Annexure L - Virtual Meeting Online Guide

Annexure M – Sample Proxy Forms

Corporate Directory COMPANY	2 The Esplanade Perth, WA 6000

Security Matters Limited

ACN 626 192 998

Telephone: +972 8 630 6336 (ISR)

Website: https://www.smx.tech

REGISTERED OFFICE

K&L Gates

Level 25

525 Collins Street

Melbourne VIC 3000

DIRECTORS

Haggai Alon

Everardus Hofland

Jovanka Naumoska

Amir Bader

Kathryn Davies

COMPANY SECRETARY

Mark Licciardo

SMX REGISTRY

Boardroom Pty Limited

Level 12, 225 George Street,

Sydney NSW 2000

AUSTRALIAN LEGAL ADVISER

Mann Lawyers

Level 17,

31 Queen Street

Melbourne, VIC 3000

IRISH LEGAL ADVISER

Arthur Cox

10 Earlsfort Terrace

Dublin 2, Ireland D02 T380

INDEPENDENT EXPERT

Nexia Australia

Level 16, 1 Market Street,

Sydney NSW 2000

INDEPENDENT ACCOUNT

Moore Australia Corporate Finance (WA) Pty Ltd

Level 15, Exchange Tower

Security Matters Limited ACN 626 192 998 (SMX)

Explanatory Statement and Notice of Scheme Meeting

Date:	1 February 2022
Time:	9.00am(AEDT)
Venue:	Online Only, visit https://www.votingonline.com.au/smxgm2023
Passcode:	Per Proxy Form
LUMI link:	https://web.lumiagm.com/310257505

Virtual Meeting Notice

The SMX Board has decided that the Scheme Meeting will be held virtually using technology only. SMX Shareholders can attend using the online platform LUMI meeting application accessible at the above link. A technology-only meeting is permitted under section 249R of the Corporations Act 2001 (Cth), as amended under the Corporations Amendment (Meetings and Documents) Act 2022 (Cth) and rule 15.3 of the SMX Constitution, as amended on or around 6 May 2022. Shareholders will be given a reasonable opportunity to participate in the meeting as required under section 249S(7) of the Corporations Act.

Notice of Scheme Meeting

Notice is hereby given, by order of the Federal Court of Australia on 9 January 2023, pursuant to subsection 411(1) of the Corporations Act, a meeting of holders of ordinary shares in SMX (SMX Shareholders) will be held virtually at 9.00AM (AEDT) on 1 February 2023 .

Shareholders can attend using the online platform LUMI Meeting application accessible at the above link. A technology-only meeting is permitted under section 249R of the Corporations Act 2001 (Cth), as amended under the Corporations Amendment (Meetings and Documents) Act 2022 (Cth) and rule 15.3 of the SMX Constitution, as amended on or around 6 May 2022. Shareholders will be given a reasonable opportunity to participate in the meeting as required under section 249S(7) of the Corporations Act.

Business of the Scheme Meeting

The purpose of the Scheme Meeting is to consider, and if thought fit, to agree (with or without amendment or any alterations or conditions required by the Court to which SMX, Lionheart and Empatan agree) to a scheme of arrangement proposed to be made between SMX and SMX shareholders.

Scheme Resolution

Shareholders will be asked to consider and, if thought fit, pass (with or without amendment) the following resolution:

“That pursuant to and in accordance with section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed between Security Matters Limited (“SMX”) and the holders of its fully paid ordinary shares (the details of which are described in the Scheme Booklet of which the notice convening this meeting forms part) is approved (with or without alteration or conditions as approved by the Federal Court of Australia and agreed to by SMX, Lionheart III Corp and Empatan PLC) and, subject to approval of the Scheme by the Court, the SMX Board is authorised to implement the Scheme in accordance with its terms and with any such alterations or conditions.”

SMX comment and recommendationsI

For the reasons set out in the Scheme Booklet, the SMX Board unanimously recommends that eligible SMX Shareholders vote in favour of the Scheme Resolution in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of SMX Shareholders and each SMX Director intends to vote all of the SMX Shares held or controlled by them in favour of the Scheme.

I

Please note that some directors of SMX currently hold (directly or indirectly) SMX Shares the subject of which the Scheme relates. As contemplated by the terms of the Scheme Implementation Deed, the directors will each be receiving a benefit if the Scheme proceeds.

With respect to the recommendations of Messrs Alon and Hofland, SMX Shareholders and SMX Optionholders should have regard to the fact that, if the Schemes and Capital Reduction become Effective, Messrs Alon and Hofland will receive certain benefits. With respect to Mr Alon, these benefits include incentives under his employment with Empatan, including an increase in his salary as set out in Section 8.11(b). in addition to payment of the Scheme Consideration for the SMX Shares (and the Cancellation Consideration for the SMX Options which convert to SMX Shares as a result of the Option Scheme). With respect to Mr Hofland, these benefits include incentives resulting from the operation of his employment agreement with SMX, including an increase in his salary as set out in Section 15.4(c)(i) and 15.4(a).

Despite the interest in the outcome of the Scheme, the directors consider that, given the importance of the Scheme, and their role as directors of SMX, it is important and appropriate for them to provide a recommendation to shareholders in relation to voting on the Scheme Resolution. The SMX Board (excluding those directors with relevant interests in SMX Shares) also considers that it is appropriate for them to make a recommendation on the Scheme given their role in the management and operation of SMX.

By Order of the SMX Board

Everardus Hofland

Chairman

Date: 9 January 2023

Explanatory Statement

1.1	Background

This explanatory statement (Explanatory Statement) relates to the Scheme and should be read in conjunction with the Notice of Scheme Meeting and the information in the Scheme Booklet dated 9 January 2023 of which that notice forms part.

Capitalised terms used in the Notice of Scheme Meeting and in this Explanatory Statement but not defined have the same meaning as set out in section 16. (Glossary) of the Scheme Booklet, unless the context requires otherwise.

Further details in respect of the Scheme Resolution to be put to the Scheme Meeting are set out in the Scheme Booklet.

1.2	Chair

The Court has directed that Everardus Hofland, or failing him, Amir Bader, act as chair of the Scheme Meeting (Chair) and has directed the Chair to report the result of the meeting to the Court.

1.3	Scheme Required Majorities

For the proposed Scheme to be binding in accordance with section 411(4)(a)(ii) of the Corporations Act, the Scheme Resolution must be passed by:

(a)

more than 50% in number (unless the Court orders otherwise) of eligible SMX Shareholders who are present and voting, either in person online or by proxy, by attorney or, in the case of a corporation, by its duly appointed corporate representative at the Scheme Meeting; and

(b)

at least 75% of the total number of votes cast on the Scheme Resolution by eligible SMX Shareholders who are present and voting, either in person online or by proxy, by attorney or, in the case of a corporation, by its duly appointed corporate representative at the Scheme Meeting.

(together, the Scheme Requisite Majorities).

The vote will be conducted by poll.

1.4	Court approval

Under paragraph 411(4)(b) of the Corporations Act, the Scheme (with or without amendment or any alteration or condition required by the Court) is subject to the approval of the Court. If the Scheme Resolution is passed by the Scheme Requisite Majorities set out above, and the other conditions to the Scheme (other than approval by the Court) are satisfied or waived (if capable of being waived) by the time required under the Scheme, SMX intends to apply to the Court for the necessary orders to give effect to the Scheme.

In order for the Scheme to become Effective, it must be approved by the Court and an office copy of the orders of the Court approving the Scheme must be lodged with ASIC.

1.5	Entitlement to attend and vote at the Scheme Meeting

Pursuant to section 411 of the Corporations Act and regulation 7.11.37 of the Corporations Regulations 2001 (Cth) (Corporations Regulations), the Court, as the convenor of the meeting, has the power to determine the specified time at which shareholders must hold SMX Shares to be entitled to attend and vote at the Scheme Meeting, being 7.00PM (AEDT) on 30 January 2023 (Voting Eligibility Date).

Only those SMX Shareholders entered on the SMX Register at the Voting Eligibility Date will be entitled to attend, participate in and vote at the Scheme Meeting, either online, by proxy or attorney, or in the case of a corporate SMX Shareholder, by a body corporate representative.

Accordingly, share transfers registered after the Voting Eligibility Date will be disregarded in determining entitlements to attend, participate in and vote at the Scheme Meeting.

1.6	How to vote at the Scheme Meeting

You can vote in either of the following ways:

(a)	virtually by attending the Scheme Meeting online by using the online platform LUMI Meeting application accessible here: https://www.votingonline.com.au/smxsharescheme; or

(b)	by appointing a proxy, attorney or, if you are a body corporate, a duly appointed corporate representative to virtually attend and vote at the Scheme Meeting on your behalf.

Voting at the Scheme Meeting will be conducted by poll.

(c)	Attendance and voting virtually at the Scheme Meeting

You will be able to attend and vote at the Scheme Meeting through the online platform LUMI Meeting application link noted above. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible.

It is recommended that SMX Shareholders login to the online platform LUMI Meeting application at least 15 minutes prior to the scheduled start time for the Scheme Meeting.

If you attend the virtual Scheme Meeting and in your capacity as a SMX Shareholder, any votes cast by your proxy or attorney (if any) will not be counted.

(d)

Attendance at the Scheme Meeting by proxy, attorney or corporate representative If you are unable to attend the Scheme Meeting you are encouraged to appoint a proxy to attend online and vote on your behalf. If you wish to appoint a proxy, please complete the enclosed Proxy Form.

SMX Shareholders should be aware that:

(i)	a shareholder who is entitled to attend and cast a vote at the meeting may appoint a proxy to attend and vote for the member;

(ii)	the appointment may specify the proportion or number of votes that the proxy may exercise;

(iii)

a member who is entitled to cast two or more votes at the meeting may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. If you appoint two proxies and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes; and

(iv)

a proxy may be an individual or a body corporate and need not be a member of SMX. If an eligible SMX Shareholder appoints a body corporate as a proxy, the body corporate will need to ensure that it appoints an individual as the corporate representative and provides satisfactory evidence of that appointment.

Voting by Proxy at the Scheme Meeting

You can direct your proxy to vote by following the instructions on the Proxy Form. If the Chair is appointed as your proxy (or is appointed your proxy by default), the Chair can be directed how to vote by ticking the relevant box next to the Scheme Resolution on the Proxy Form. The Chair is required to cast all votes as directed. The Chair intends to vote all undirected and available proxies in favour of the Scheme Resolution.

Any directed proxies that are not voted on a poll at the virtual Scheme Meeting by a SMX Shareholder’s appointed proxy will automatically default to the Chair, who is required to vote proxies as directed on a poll.

Lodgement of Proxies

The Proxy Form must be received by the SMX Registry by 9.00AM (AEDT) on 30 January 2023. The completed Proxy Form may be submitted:

(i)	online to the SMX Registry by visiting the website:

https://www.votingonline.com.au/smxsharescheme You will need your security holder reference number (SRN) or holder identification number (HIN) and control number as shown on your Proxy Form. You will be taken to have signed the Proxy Form if you lodge in accordance with the instructions on the website;

(ii)	by mail using the reply paid envelope included with the Scheme Booklet to: Security Matters Limited C/o- Boardroom Pty Limited GPO Box 3993, Sydney NSW 2001

(iii)	by fax to the SMX Registry on +61 2 9290 9655; or

(iv)	by hand delivering the Proxy Form to the SMX Registry during business hours (Monday—Friday, 9:00am—5:00pm (AEDT)) to:

Boardroom Pty Limited

Level 12, 225 George Street, Sydney NSW 2000 Voting by a corporate representative at the Scheme Meeting SMX Shareholders (or appointed Proxies) that are body corporates can appoint a corporate representative to attend and vote on their behalf at the Scheme Meeting. The appointment must comply with section 250D and 253B of the Corporations Act. To vote by corporate representative, a corporate representative must provide written evidence of their appointment by obtaining and completing an ‘Appointment of Corporate Representative’ form from the SMX Registry or online at https://boardroomlimited.com.au/investor-forms/. Corporate representative forms must be provided to the SMX Registry by no later than 9.00AM (AEDT) on 30 January 2023. A corporate representative form may be submitted in the same manner as a completed Proxy Form, as described above.

Voting by attorney at the Scheme Meeting

SMX Shareholders (or appointed Proxies) may appoint an attorney to vote on their behalf at the Scheme Meeting (Power of Attorney). The Power of Attorney must be duly executed and specify the name of the applicable SMX Shareholder, SMX and the attorney. The instruction may be a standing one.

Certified copies of the Power of Attorney must be received by the SMX Registry by no later than 9.00AM (AEDT) on 30 January 2023. A certified copy of a power of attorney may be submitted in the same manner as a completed Proxy Form, as described above.

1.7	Joint holders

If any SMX Shares are held by joint holders, only one of the joint holders is entitled to vote on the Scheme Resolution at the Scheme Meeting. If more than one SMX Shareholder votes in respect of jointly held SMX Shares, the vote of the senior who tenders a vote must be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority is determined by the order in which the names stand in the SMX Register.

1.8	Questions

SMX Shareholders will have a reasonable opportunity to ask questions during the Scheme Meeting.

SMX Shareholders who would like register their questions in advance of the Scheme Meeting are required to do so by submitted their questions to:

Company Secretary	Mark Licciardo
markl@mertons.com.au

Address (hand deliveries)	Boardroom Pty Limited
Level 12, 225 George Street, Sydney NSW 2000

Address (postal deliveries)	Boardroom Pty Limited
GPO Box 3993, Sydney NSW 2001

Fax number for lodgement	+61 2 9290 9655

Questions must be submitted by 9.00AM (AEDT) on 30 January 2023.

The Chair will endeavour to address as many of the more frequently raised relevant questions as possible during the course of the Scheme Meeting. However, there may not be sufficient time available during the Scheme Meeting to address all of the questions raised. Please note that individual responses will not be sent to SMX Shareholders.

1.9	Technical difficulties

In the event that technical difficulties arise during the course of the Scheme Meeting, the Chair has the discretion as to whether the Scheme Meeting should proceed. The Chair, in exercising their discretion, will have regard to the number of SMX Shareholders impacted and the extent to which participation in the business of the meeting is affected. If the Chair considers it appropriate to do so, they may continue to hold the Scheme Meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions.

1.10	COVID-19 and unforeseen changes to the current arrangements

Due to the uncertainty arising due to the COVID-19 pandemic and the potential for unforeseen circumstances, SMX may be required to make changes to the arrangements for the Scheme Meeting. If SMX anticipates any changes to arise, SMX Shareholders will be given as much notice as possible.

Security Matters Limited (SMX)

Explanatory Statement and Notice of Option Scheme Meeting

Date:	1 February
Time:	9.30am (AEDT)
Venue*:	online visit https://www.votingonline.com.au/smxgm2023
Passcode:	per proxy form
LUMI link:	https://web.lumiagm.com/310257505

Virtual Meeting Notice

The SMX Board has decided that the Option Scheme Meeting will be held using technology only.

SMX Optionholders can attend using the online platform LUMI Meeting application accessible at the above link. A technology-only general meeting is permitted under section 249R of the Corporations Act 2001 (Cth) (Corporations Act), as amended under the Corporations Amendment (Meetings and Documents) Act 2022 (Cth), and rule 15.3 of the SMX Constitution, as amended on or around 6 May 2022. SMX Optionholders will be given a reasonable opportunity to participate in the meeting as required under section 249S(7) of the Corporations Act.

Notice of Option Scheme Meeting

Notice is hereby given, by order of the Federal Court of Australia (Court) on 9 January 2023, pursuant to subsection 411(1) of the Corporations Act, a meeting of holders of options in SMX (SMX Optionholders) will be held at virtually at 9.30 (AEDT) on 1 February 2023.

SMX Optionholders can attend using the online platform LUMI Meeting application accessible at the above link. A technology-only general meeting is permitted under section 249R of the Corporations Act, as amended under the Corporations Amendment (Meetings and Documents) Act 2022 (Cth) and rule 15.3 of the SMX Constitution, as amended on or around 6 May 2022. SMX Optionholders will be given a reasonable opportunity to participate in the meeting as required under section 249S(7) of the Corporations Act.

Business of the Option Scheme Meeting

The purpose of the Option Scheme Meeting is to consider, and if thought fit, to agree (with or without amendment or any alterations or conditions required by the Court to which SMX, Lionheart and Empatan agree) to a scheme of arrangement proposed to be made between SMX and SMX Optionholders.

Option Scheme Resolution

SMX Optionholders will be asked to consider and, if thought fit, pass (with or without amendment) the following resolution:

“That pursuant to and in accordance with section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed to be entered into between Security Matters Limited (“SMX”) and the holders of options in SMX (the details of which are described in the Scheme Booklet of which the notice convening this meeting forms part) is approved (with or without alterations or conditions as approved by the Federal Court of Australia and agreed to by SMX, Lionheart III Corp and Empatan PLC) and, subject to approval of the Option Scheme by the Court, the SMX Board is authorised to implement the Option Scheme in accordance with its terms and with any such alterations or conditions.”

SMX comment and recommendations2

For the reasons set out in the Scheme Booklet, the SMX Board unanimously recommends that eligible SMX Optionholders vote in favour of the Option Scheme Resolution in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interests of SMX Optionholders and each SMX Director intends to vote all of the SMX Options held or controlled by them in favour of the Option Scheme.

[2]

Please note that some directors of SMX currently hold (directly or indirectly) SMX Options the subject of which the Option Scheme relates. As contemplated by the terms of the Scheme Implementation Deed, the directors will each be receiving a benefit if the Option Scheme proceeds.

With respect to the recommendations of Messrs Alon and Hofland, SMX Shareholders and SMX Optionholders should have regard to the fact that, if the Schemes and Capital Reduction become Effective, Messrs Alon and Hofland will receive certain benefits. With respect to Mr Alon, these benefits include incentives under his employment with Empatan, including an increase in his salary as set out in Section 8.11(b). in addition to payment of the Scheme Consideration for the SMX Shares (and the Cancellation Consideration for the SMX Options which convert to SMX Shares as a result of the Option Scheme). With respect to Mr Hofland, these benefits include incentives resulting from the operation of his employment agreement with SMX, including an increase in his salary as set out in Section 15.4(c)(i) and 15.4(a).

Despite the interest in the outcome of the Option Scheme, the directors consider that, given the importance of the Option Scheme, and their role as directors of SMX, it is important and appropriate for them to provide a recommendation to SMX Optionholders in relation to voting on the Option Scheme Resolution. The SMX Board (excluding those directors with relevant interests in SMX Options) also considers that it is appropriate for them to make a recommendation on the Option Scheme given their role in the management and operation of SMX.

By Order of the SMX Board

Everardus Hofland

Chairman

Date: 9 January 2023

Explanatory Statement

1.1	Background

This explanatory statement (Explanatory Statement) relates to the Option Scheme and should be read in conjunction with the Notice of Option Scheme Meeting and the information in the Scheme Booklet dated 9 January 2023 of which that notice forms part. Capitalised terms used in the Notice of Option Scheme Meeting and in this Explanatory Statement but not defined have the same meaning as set out in section 16. (Glossary) of the Scheme Booklet, unless the context requires otherwise. Further details in respect of the Option Scheme Resolution to be put to the Option Scheme Meeting are set out in the Scheme Booklet.

1.2	Chair

The Court has directed that Everardus Hofland, or failing Amir Bader, act as chair of the Option Scheme Meeting (Chair) and has directed the Chair to report the result of the meeting to the Court.

1.3	Option Scheme Required Majorities

For the proposed Option Scheme to be binding in accordance with section 411(4)(a)(ii) of the Corporations Act, the Option Scheme Resolution must be passed by:

(a)

more than 50% in number (unless the Court orders otherwise) of eligible SMX Optionholders who are present and voting, either in person online or by proxy, by attorney or, in the case of a corporation, by its duly appointed corporate representative at the Option Scheme Meeting; and

(b)

at least 75% of the total number of votes (determined by reference to the value of each of the SMX Options) cast on the Option Scheme Resolution by eligible SMX Optionholders who are present and voting, either in person online or by proxy, by attorney or, in the case of a corporation, by its duly appointed corporate representative at the Option Scheme Meeting.

(together, the Option Scheme Requisite Majorities).

The vote will be conducted by poll.

1.4	Court approval

Under paragraph 411(4)(b) of the Corporations Act, the Option Scheme (with or without amendment or any alteration or condition required by the Court) is subject to the approval of the Court. If the Option Scheme Resolution is passed by the Option Scheme Requisite Majorities set out above, and the conditions to the Option Scheme (other than approval by the Court) are satisfied or waived (if capable of being waived) by the time required under the Option Scheme, SMX intends to apply to the Court for the necessary orders to give effect to the Option Scheme.

In order for the Option Scheme to become Effective, it must be approved by the Court and an office copy of the orders of the Court approving the Option Scheme must be lodged with ASIC.

1.5	Entitlement to attend and vote at the Option Scheme Meeting

Pursuant to section 411 of the Corporations Act and regulation 7.11.37 of the Corporations Regulations 2001 (Cth) (Corporations Regulations), the Court, as the convenor of the meeting, has the power to determine the specified time at which option holders must hold SMX Options to be entitled to attend and vote at the Option Scheme Meeting, being 7.00PM (AEDT) on 30 January on 2023 (Voting Eligibility Date).

Only those SMX Optionholders entered on the SMX Register at the Voting Eligibility Date will be entitled to attend, participate in and vote at the Option Scheme Meeting, either online, by proxy or attorney, or in the case of a corporate SMX Optionholder, by a body corporate representative.

Accordingly, option transfers registered after the Voting Eligibility Date will be disregarded in determining entitlements to attend, participate in and vote at the Option Scheme Meeting.

1.6	How to vote at the Option Scheme Meeting

You can vote in either of the following ways:

(a)	virtually by attending the Option Scheme Meeting online by using the online platform LUMI Meeting application accessible here: https://www.votingonline.com.au/smxoptionscheme ; or

(b)	by appointing a proxy, attorney or, if you are a body corporate, a duly appointed corporate representative to virtually attend and vote at the Option Scheme Meeting on your behalf.

Voting at the Option Scheme Meeting will be conducted by poll.

(a)	Attendance and voting virtually at the Option Scheme Meeting

You will be able to attend and vote at the Option Scheme Meeting through the online platform LUMI Meeting application link noted above. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible.

It is recommended that SMX Optionholders login to the online platform LUMI Meeting application at least 15 minutes prior to the scheduled start time for the Option Scheme Meeting.

If you attend the virtual Option Scheme Meeting and in your capacity as a SMX Optionholder, any votes cast by your proxy or attorney (if any) will not be counted.

(b)	Attendance at the Option Scheme Meeting by proxy, attorney or corporate representative

If you are unable to attend the Option Scheme Meeting you are encouraged to appoint a proxy to attend online and vote on your behalf. If you wish to appoint a proxy, please complete the enclosed Proxy Form.

SMX Optionholders should be aware that:

(i)	an option holder who is entitled to attend and cast a vote at the meeting may appoint a proxy to attend and vote for the option holder;

(ii)	the appointment may specify the proportion or number of votes that the proxy may exercise;

(iii)

an option holder who is entitled to cast two or more votes at the meeting may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. If you appoint two proxies and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes; and

(iv)

a proxy may be an individual or a body corporate and need not be an option holder of SMX. If an eligible SMX Optionholder appoints a body corporate as a proxy, the body corporate will need to ensure that it appoints an individual as the corporate representative and provides satisfactory evidence of that appointment.

Voting by Proxy at the Option Scheme Meeting

You can direct your proxy to vote by following the instructions on the Proxy Form. If the Chair is appointed as your proxy (or is appointed your proxy by default), the Chair can be directed how to vote by ticking the relevant box next to the Option Scheme Resolution on the Proxy Form. The Chair is required to cast all votes as directed. The Chair intends to vote all undirected and available proxies in favour of the Option Scheme Resolution.

Any directed proxies that are not voted on a poll at the Option Scheme Meeting by a SMX Optionholder’s appointed proxy will automatically default to the Chair, who is required to vote proxies as directed on a poll.

Lodgement of Proxies

The Proxy Form must be received by the SMX Registry by 9.00AM (AEDT) on 30 January 2023. The completed Proxy Form may be submitted:

(i)	online to the SMX Registry by visiting the website: :

https://www.votingonline.com.au/smxoptionscheme. You will need your security holder reference number (SRN) or holder identification number (HIN) and control number as shown on your Proxy Form. You will be taken to have signed the Proxy Form if you lodge in accordance with the instructions on the website;

(ii)	by mail using the reply paid envelope included with the Scheme Booklet to:

Security Matters Limited C/o- Boardroom Pty Limited

GPO Box 3993, Sydney NSW 2001

(iii)	by fax to the SMX Registry on +61 2 9290 9655; or

(iv)	by hand delivering the Proxy Form to the SMX Registry during business hours (Monday - Friday, 9:00am - 5:00pm (AEDT)) to:

Boardroom Pty Limited

Level 12, 225 George Street, Sydney NSW 2000

Voting by a corporate representative at the Option Scheme Meeting

SMX Optionholders (or appointed Proxies) that are body corporates can appoint a corporate representative to attend and vote on their behalf at the Option Scheme Meeting. The appointment must comply with section 250D and 253B of the Corporations Act.

To vote by corporate representative, a corporate representative must provide written evidence of their appointment by obtaining and completing an ‘Appointment of Corporate Representative’ form from the SMX Registry or online at https://boardroomlimited.com.au/investor-forms/. Corporate representative forms must be provided to the SMX Registry by no later than 9:00AM (AEDT) on 30 January 2023. A corporate representative form may be submitted in the same manner as a completed Proxy Form, as described above.

Voting by attorney at the Option Scheme Meeting

SMX Optionholders (or appointed Proxies) may appoint an attorney to vote on their behalf at the Option Scheme Meeting (Power of Attorney). The Power of Attorney must be duly executed and specify the name of the applicable SMX Optionholder, SMX and the attorney. The instruction may be a standing one.

Certified copies of the Power of Attorney must be received by the SMX Registry by no later than 9:00am (AEDT) on 30 January 2023. A certified copy of a power of attorney may be submitted in the same manner as a completed Proxy Form, as described above.

1.7	Joint holders

If any SMX Options are held by joint holders, only one of the joint holders is entitled to vote on the Option Scheme Resolution at the Option Scheme Meeting. If more than one SMX Optionholder votes in respect of jointly held SMX Options, the vote of the senior who tenders a vote must be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority is determined by the order in which the names stand in the SMX Register.

1.8	Questions

SMX Optionholders will have a reasonable opportunity to ask questions during the Option Scheme Meeting.

SMX Optionholders who would like to register their questions in advance of the Option Scheme Meeting are required to do so by submitted their questions to:

Company Secretary	Mark Licciardo markl@mertons.com.au

Address (hand deliveries)	Boardroom Pty Limited Level 12, 225 George Street, Sydney NSW 2000

Address (postal deliveries)	Boardroom Pty Limited GPO Box 3993, Sydney NSW 2001

Fax number for lodgement	+61 2 9290 9655

Questions must be submitted by 9:00am (AEDT) on 30 January 2023.

The Chair will endeavour to address as many of the more frequently raised relevant questions as possible during the course of the Option Scheme Meeting. However, there may not be sufficient time available during the Option Scheme Meeting to address all of the questions raised. Please note that individual responses will not be sent to SMX Optionholders.

1.9	Technical difficulties

In the event that technical difficulties arise during the course of the Option Scheme Meeting, the Chair has the discretion as to whether the Option Scheme Meeting should proceed. The Chair, in exercising their discretion, will have regard to the number of SMX Options impacted and the extent to which participation in the business of the meeting is affected. If the Chair considers it appropriate to do so, they may continue to hold the Option Scheme Meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions.

1.10	COVID-19 and unforeseen changes to the current arrangements

Due to the uncertainty arising due to the COVID-19 pandemic and the potential for unforeseen circumstances, SMX may be required to make changes to the arrangements for the Option Scheme Meeting. If SMX anticipates any changes to arise, SMX Optionholders will be given as much notice as possible.